Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Organisation Chart

A unique organisation

BRAND OWNERS

CHIVAS BROTHERS
Christian Porta

IRISH DISTILLERS
Paul Duffy

MARTELL MUMM PERRIER-JOUËT
Lionel Breton

ORLANDO WYNDHAM
Laurent Lacassagne

PERNOD
Pierre Coppéré

RICARD
Philippe Savinel

STOLICHNAYA
Ian Jamieson

HAVANA CLUB
Philippe Coutin

WYBOROWA
César Giron

REGIONS

PERNOD RICARD ASIA
Philippe Dréano

PERNOD RICARD CENTRAL & SOUTH AMERICA
Francesco Taddonio

PERNOD RICARD EUROPE
Thierry Billot

PERNOD RICARD NORTH AMERICA
Michel Bord

PERNOD RICARD SOUTH ASIA
Param Uberoi

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

4
PERNOD RICARD

30 years of history and growth

In euro
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
FIRST INTERNATIONAL ACQUISITIONS
BUILDING A WORLDWIDE NETWORK
1975 CREATION OF PERNOD RICARD
through the merger of the two anise-brands companies Pernod and Ricard
ACQUISITION OF CAMPBELL DISTILLERS
(scotch whiskies) and CDC (Dubonnet, Byrrh...)
1980 ACQUISITION OF AUSTIN NICHOLS
producer and distributor of Wild Turkey bourbon
1982 TAKEOVER OF SIAS MPA
the world's No 1 producer of fruit preparations
1984 ACQUISITION OF ORANGINA
1985 ACQUISITION OF RAMAZZOTTI
(bitter) in Italy
1988 ACQUISITION OF IRISH DISTILLERS
(Irish whiskeys: Jameson, Paddy, Bushmills and Powers)
1989 ACQUISITION OF ORLANDO WYNDHAM
(wines) in Australia
1991 FIRST SUCCESSES IN ASIA
1993 CREATION OF HAVANA CLUB INTERNATIONAL
(rum) in Cuba
1975
1980
1985
1990

30 years of success

HEUREUX
un Ricard, sinon rien.
RICARD
CLAN CAMPBELL

Link to searchable text of Slide Shown above

Stock market price performance since 1975
STRUCTURING
Implementation of regionalisation (Brand Owners, subsidiaries and Distribution subsidiaries)
2000-2005: MAJOR ACQUISITIONS - REFOCUSING ON CORE BUSINESS
1997 ACQUISITION OF LARIOS
(gin) in Spain
ACQUISITION OF A SHAREHOLDING IN JAN BECHER
1999 ACQUISITION OF YEREVAN BRANDY COMPANY
ACQUISITION OF AGROS AND THE INTERNATIONAL RIGHTS TO WYBOROWA
2001 ACQUISITION OF 38% OF SEAGRAM'S WINE & SPIRITS ACTIVITIES
SALE OF ORANGINA-PAMPRYL AND YOO HOO
to Cadbury-Schweppes
2002 PARTNERSHIP AGREEMENTS WITH SOGRAPE FOR THE DISTRIBUTION OF SANDEMAN (PORT), AND WITH KIRIN FOR THE DISTRIBUTION OF FOUR ROSES (BOURBON)
CONTINUED DISPOSALS OF NON-ALCOHOL SECTOR ACTIVITIES
(BWG, SIAS, Agros...)
2005 ACQUISITION OF ALLIED DOMECQ IN PARTNERSHIP WITH FORTUNE BRANDS
SALE OF THE OLD BUSHMILLS DISTILLERY AND LARIOS GIN
within the framework of the Allied Domecq acquisition
1995
1997
1998
1999
2000
2001
2002
2003
2004
2005

5
PERNOD RICARD

Havana Club
COGNAC MARTELL
CORDON BLEU
CHIVAS
RICARD
SOUS LE SIGNE
DU SOLEIL

Link to searchable text of Slide Shown above

Key figures

Pernod Ricard Group financial results (1)

4,555
4,836
3,534
3,550
3,674
2,637
1,428
115
99
62
1,918
3,408
3,419
3,451
3,611
2001
2002
2003
2003/2004
2004/2005
Wine & Spirits
Other activities

OPERATING PROFIT (organic growth)
In € millions

451
750
739
738
748
107
40
2
0
0
344
710
737
738
748
2001
2002
2003
2003/2004
2004/2005

CONSOLIDATED PROFITS
In € millions

411
358
597
413
638
464
651
471
656
475
2001
2002
2003
2003/2004
2004/2005
Group net profit
Profit before tax

PROFIT AFTER TAX/DIVIDEND PER SHARE
In €

2001
2002
2003
2003/2004
2004/2005
Net current profit per share
Dividend
Net current profit per share, OCEANE converted

NET DEBT (including OCEANE bonds) TO EQUITY RATIO

1.5
1.2
0.9
0.6
0.3
1.47
1.47
1.08
0.77
0.63
0.73
0.48
0.40
At 31 December
At 30 June
OCEANE converted
OCEANE included

EVOLUTION OF NET DEBT
In € millions

Net debt excluding OCEANE
OCEANE

6
PERNOD RICARD annual report 04/05

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

CHIVAS REGAL
AGED 12 YEARS
PREMIUM
SCOTCH
WHISKY
PRODUCE OF SCOTLAND
BLENDED SCOTCH WHISKY
CHIVAS BROTHERS LTD

CHIVAS REGAL

3.5 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

JAMESON
Established
Since 1780
Triple Distilled
IRISH WHISKEY
PRODUCT OF
IRELAND

JAMESON

1.8 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

DEPUIS 1932
RICARD
APERITIF
45
ANISE
PASTIS
MARSEILLE
Paul Ricard
100 cl
CRÉATEUR
45% vol.
FRANCE

RICARD

5.9 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Ballantine's
FINEST
FULLY MATURED
FINEST QUALITY
SCOTCH WHISKY
BLENDED & BOTTLED BY
GEORGE BALLANTINE AND SON LTD
DISTILLERS DUMBARTON SCOTLAND

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Before acquisition

After acquisition

NET SALES

Excluding duties and taxes in € millions

Pro forma
Pernod Ricard-Allied Domecq
Pernod Ricard
3,451
99
3,550
3,611
62
3,674
5,709
423
6,132
2003/2004
2004/2005
2004/2005
Wine & Spirits
Other activities

OPERATING PROFIT

In € millions

Pro forma
Pernod Ricard-Allied Domecq
Pernod Ricard
1,412
134
2003/2004
2004/2005
2004/2005
Wine & Spirits
Other activities

35
PERNOD RICARD

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

MALIBU
CARIBBEAN
WHITE RUM
WITH
COCONUT
21%vol e 70cl

MALIBU

3.1 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Social and environmental
Pernod Ricard commits

40
PERNOD RICARD
social report 08/09

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Our people

Group employment data

Increasing internationalisation of Group workforce

78%
of Group personnel are employed outside of France

1,200
2,835
1,147
1,341
1,271
4,647

%
- 22 France
- 38 Europe (excl. France)
- 10 North America
- 11 South America
- 9 Asia
- 10 Oceania

Total Group workforce: 12,304

1,225
529
2,815
3,670

%
- 6 France
- 34 Europe (excl. France)
- 45 Americas
- 15 Asia-Pacific

Total Group size: 8,239

Breakdown of Group workforce by employment type

1,870
3,634
3,312
3,408

%
- 30 Production and distribution workers
- 28 Office employees
- 27 Foremen and supervisors
- 15 Managers

784
2,825
1,787
2,843

%
- 34 Production and distribution workers
- 34 Office employees
- 22 Foremen and supervisors
- 10 Managers

62
PERNOD RICARD annual report 04/05

Link to searchable text of Slide Shown above

MUMM
CHAMPAGNE
G.H.MUMM
Brut

MUMM

0.6 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

WORKPLACE ACCIDENTS, *PERNOD RICARD GROUP*

EVOLUTION OF WORKPLACE ACCIDENTS FREQUENCY RATE

40
35
30
25
20
15
10

EVOLUTION OF WORKPLACE ACCIDENTS SEVERITY RATE

1.0
0.8
0.6
0.4
0.2

WORKPLACE ACCIDENTS, *ALLIED DOMECQ PRO FORMA*

12 months: 30.06.2005	Number of accidents with stoppage	Frequency rate	Severity rate
France	32	28.0	0.48
Europe (excl. France)	43	9.0	0.17
Americas	25	4.0	0.08
Asia-Pacific	65	26.2	0.53
Total/average	**165**	**10.9**	**0.14**

	Illness	Maternity leave	Workplace accidents	Travel accidents	Other	Total days	Absenteeism rate
France	21,504	1,895	2,368	486	2,171	28,854	5.48
Europe (excl. France)	23,063	7,934	528	NC	1,774	33,299	3.22
Americas	9,808	651	1,717	NC	1,004	13,180	2.19
Asia-Pacific	5,181	4,875	2,510	NC	885	13,451	2.25
Total/average	**59,966**	**15,335**	**7,123**	**NC**	**5,854**	**88,764**	**3.22**

Ghislaine Demarconnay, Machine Operative.

10%

increase in women recruits in 2004/2005

More than 2/3

of employees benefit from a personnel representative

67
PERNOD RICARD annual report 04/05

Link to searchable text of Slide Shown above

MARTELL
FONDÉE EN 1715
CORDON BLEU
OLD CLASSIC COGNAC
COGNAC

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

PERRIER JOUËT
CHAMPAGNE
BRUT
PERRIER JOUËT
BELLE EPOQUE
1996
à Epernay-France

PERRIER-JOUËT

0.2 million 9-litre cases

Volume sold in 2004/2005 (12 months pro forma)

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Environmental im

Energy consumption

ENERGY MIX 2004-2005 at 30 June 2005

3%
12%
10%
41%
34%

(MWh/1,000 litres of finished products)	2003	July 04-June 05
Indirect	0.04	0.05
Electricity	0.16	0.19
Fuel	0.13	0.17
Coal	0.57	0.68
Gas	0.50	0.56
Total	1.40	**1.65**

Production waste

PRODUCTION WASTE
(in kilotonnes)

218
310
20.7
22.4
Organic
Solid waste
2004
July 2004-June 2005

88
PERNOD RICARD
annual report 04/05

Raw materials:

grain • grapes
glass • cardboard

PRODUCTION

Distilling – Vinification

Maturing → Bottling

Ageing

MODEL FOR UTILISATION OF 1 TONNE OF MALT

Malt (1,000 kg)

Water (3,100 kg)

BREWING + FERMENTATION

CO_2

10% alcohol (380 litres of pure alcohol)

Organic by-products (330 kg)

Re-use

DISTILLING

67% alcohol

MATURING

Assembly, reduction water, caramel

40% whisky

Consumption of raw materials

216
199
406
43
Grains
Grapes
Glass
Cardboard

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

123 PERNOD RICARD annual report 04/05

Regulated agreements

Historical table of options to subscribe or purchase shares

	Plan No. 1	Plan No. 2	Plan No. 3	Plan No. 4	Plan No. 5	Plan No. 6	Plan No. 7	Plan No. 8	Plan No. 9	Plan No. 10	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14[1]
Date of authorisation by AGM	12.05.1993	12.05.1993	12.05.1993	05.05.1998	05.05.1998	05.05.1998	05.05.1998	03.05.2001	03.05.2001	03.05.2001	03.05.2001	03.05.2001	17.05.2004	17.05.2004
Board of Directors Meeting	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002	17.12.2002	18.12.2003	02.11.2004	25.07.2005
Option type	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Purchase	Subscription	Subscription	Subscription	Purchase	Purchase	Purchase
Number of beneficiaries	218	297	160	182	180	2	204	10	387	84	398	418	459	400
Total number of options allocated	988,919	1,044,760	308,622	291,427	333,604	75,000	374,053	48,346	832,202	130,004	863,201	831,497	756,744	388,355
to Executive Directors of Pernod Ricard SA	*48,825*	*70,581*	*66,258*	*26,079*	*32,275*	*75,000*	*37,640*	*-*	*104,348*	*-*	*69,370*	*41,194*	*53,122*	*44,701*
to the top ten beneficiaries salaried executives of the Group	*82,025*	*96,001*	*40,081*	*57,260*	*56,498*	*-*	*62,258*	*48,340*	*109,723*	*27,318*	*95,074*	*52,903*	*64,609*	*44,228*
First exercise date	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002	17.12.2002	18.12.2003	17.11.2004	11.08.2005
Exercise possible with effect from	04.10.1994	20.12.1996	22.12.2002	29.01.2002	28.01.2003	28.09.2003	20.12.2003	20.09.2005	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009
Disposals with effect from	04.10.1994	20.12.1996	22.12.2002	29.01.2004	28.01.2005	28.09.2005	20.12.2005	20.09.2005	19.12.2005	12.02.2006	18.12.2006	19.12.2007	18.11.2008	12.08.2009
Expiry date	04.10.2004	19.12.2006	19.12.2007	28.01.2009	27.01.2010	27.09.2010	19.12.2010	19.09.2011	18.12.2011	11.02.2012	17.12.2012	18.12.2013	17.11.2014	11.08.2015
Exercise price (€)	37.40	32.44	36.71	45.36	47.92	43.00	46.64	62.96	61.60	65.20	73.72	87.73	109.71	126.38
Number of options subscribed at 30.06.2005	981,506	932,977	216,471	173,025	115,529	48,300	18,217	-	757	-	-	2,225	-	-
Number of options cancelled during the period	-	-	-	932	2,025	-	958	-	6,814	1,296	8,822	3,146	-	-
Number of outstanding options at 30.06.2005	-	92,033	70,749	99,281	203,741	26,700	350,314	48,346	811,762	120,121	844,876	826,126	756,744	388,355

(1) Subsequent events.

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

204
PERNOD RICARD annual report 04/05

NOTE 23 – LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Company	Country	Finance company	Wine & spirits	Other activities	% owned 30.06.05	% owned 31.12.03	Consolidation method
Pernod Ricard SA	France	✓			Parent Company	Parent Company	
Pernod Ricard Finance	France	✓			100	100	FC
Santa Lina SA	France	✓			100	100	FC
- JFA SA	France			✓	100	100	FC
Ricard SA	France		✓		100	100	FC
- Galibert & Varon SA	France		✓	✓	99.98	99.98	FC
Pernod SA	France		✓		100	100	FC
- Cusenier SA	France		✓		100	100	FC
- Société des Produits d'Armagnac SA	France		✓		100	100	FC
Pernod Ricard Europe SA	France		✓		100	100	FC
- Larios Pernod Ricard SA	Spain		✓		100	100	FC
- Pernod Ricard Swiss SA	Switzerland		✓		99.65	99.65	FC
- Distillerie F. LLI Ramazzotti SPA	Italy		✓		100	100	FC
- Pernod Ricard Portugal SA	Portugal		✓		94.62	94.63	FC
- Pernod Ricard Deutschland GMBH	Germany		✓		100	100	FC
- Pernod Ricard Austria GMBH	Austria		✓		100	100	FC
- Pernod Ricard Nederland BV	Netherlands		✓		100	100	FC
- EPOM Industrial and Commercial SA of Foods and Drinks	Greece		✓	✓	99.96	99.98	FC
- Pernod Ricard Minsk LLC	Belarus		✓		99	100	FC
- Pernod Ricard Ukraine SC with FI	Ukraine		✓		100	100	FC
- SC Pernod Ricard Romania SRL	Romania		✓		100	100	FC
- Georgian Wines and Spirits Company LLC	Georgia		✓		90	83.45	FC
- Pernod Ricard Latvia LLC	Latvia		✓		100	100	FC
- Pernod Ricard Estonia OÜ	Estonia		✓		100	100	FC
- Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary		✓		100	100	FC
- Pernod Ricard Belgium SA	Belgium		✓		100	100	FC
- Pernod Ricard Rouss CJSC	Russia		✓		100	100	FC
- Pernod Ricard Sweden AB	Sweden		✓		100	100	FC
- Brand Partners A/S	Norway		✓		50	50	FC
- Pernod Ricard Denmark A/S	Denmark		✓		100	100	FC
- Pernod Ricard Finland OY	Finland		✓		100	100	FC
- Tinville SAS	France		✓		100	100	FC
- Yerevan Brandy Company CJSC	Armenia		✓		100	100	FC
- Jan Becher – Karlovarska Becherovka, A/S	Czech Rep.		✓	✓	100	100	FC
- SALB, SRO	Czech Rep.		✓		100	100	FC
- Pernod Ricard UK Ltd	United Kingdom		✓		100	100	FC

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

206
PERNOD RICARD
annual report 04/05

Company	Country	Finance company	Wine & spirits	Other activities	% owned 30.06.05	% owned 31.12.03	Consolidation method
- The Glenlivet Distillers Ltd	Scotland		✓		100	100	FC
- Glenlivet Holdings Ltd	Scotland		✓		100	100	FC
- Hill, Thomson & Co Ltd	Scotland		✓		100	100	FC
- Chivas Brothers Pernod Ricard Ltd	Scotland		✓		100	100	FC
- Pernod Ricard Newco 2 Ltd	United Kingdom		✓		100	100	FC
- Pernod Ricard Newco 3 Ltd	United Kingdom		✓		100	100	FC
- Pernod Ricard Newco 4 Ltd	United Kingdom		✓		100	100	FC
Pernod Ricard Travel Retail Europe	United Kingdom		✓		100	100	FC
Irish Distillers Group Ltd	Ireland		✓		100	100	FC
- Irish Distillers Ltd	Ireland		✓		100	100	FC
- The "Old Bushmills" Distillery Co Ltd	United Kingdom		✓		100	100	FC
- Fitzgerald & Co Ltd	Ireland		✓		100	100	FC
- Dillon Bass Ltd	United Kingdom		✓		63	63	FC
- Watercourse Distillery Ltd	Ireland		✓		100	100	FC
- Pernod Ricard South Africa PTY Ltd	South Africa		✓		100	100	FC
Comrie Plc	Ireland	✓			100	100	FC
Martell & Co SA	France		✓		100	100	FC
- International Cognac Holding SAS	France		✓		100	100	FC
- Augier Robin Briand & Co SA	France		✓		100	100	FC
- Sodovima (Société des Domaines Viticoles Martell) SA	France		✓		100	100	FC
- Renault Bisquit SA	France		✓		100	100	FC
- Union des Viticulteurs Producteurs de Cognac – SICA UVPC	France		✓		20	20	FC
Pernod Ricard Australia Pty Ltd	Australia		✓		100	100	FC
- Orlando Wyndham Group Pty Ltd	Australia		✓		100	100	FC
- Two Dogs Holdings Pty Ltd	Australia		✓	✓	100	100	FC
- Pernod Ricard New Zealand Pty Ltd	Australia		✓		100	100	FC
Compagnie Financière des Produits Orangina SA	France		✓	✓	100	100	FC
Peri Mauritius Private Company	Mauritius		✓		100	100	FC
Seagram India Pte Ltd	India		✓		100	100	FC
Seagram India Ltd	India		✓		100	100	FC
Havana Club Internacional SA	Cuba		✓		50	50	FC
Havana Club Internacional	Cuba		✓		50	50	FC

F.C.: Full Consolidation.

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

232
PERNOD RICARD annual report 04/05

Dividend distribution during previous five fiscal years[1]

In euro Year	Payment dates	Cash dividend	Tax credit	Gross dividend	Annual total
1999	12.01.2000 10.05.2000	0.75 0.85	0.375 0.425	1.125 1.275	2.40
2000	11.01.2001 10.05.2001	0.80 0.80	0.40 0.40	1.20 1.20	2.40
2001	10.01.2002 11.06.2002	0.80 1.00	0.40 0.50	1.20 1.50	2.70
2002	14.01.2003/05.03.2003[2] 15.05.2003	0.90 0.90	0.45 0.45	1.35 1.35	2.70
2003	13.01.2004 25.05.2004	0.90 1.06	0.45 0.53	1.35 1.59	2.94
2004/2005	11.01.2005 07.06.2005	0.98 1.16		0.98 1.16	[3]

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

Link to searchable text of Slide Shown above

[LOGO OF PERNOD RICARD]

2004/2005

AN INCREASED GLOBAL PRESENCE,
a richer portfolio of brands

No1 in Continental Europe

No1 in South America

No2 in North America

No1 in Asia-Pacific

No5 in the United States

14 KEY BRANDS

RICARD, BALLANTINE’S,
CHIVAS REGAL, KAHLÚA,
MALIBU, BEEFEATER, HAVANA CLUB,
STOLICHNAYA (DISTRIBUTION RIGHTS),
JAMESON, MARTELL,
THE GLENLIVET, JACOB’S CREEK,
MUMM, PERRIER-JOUËT.

27 LEADING LOCAL BRANDS

100 PIPERS, SEAGRAM’S GIN,
ROYAL STAG, PRESIDENTE, MONTILLA,
PASTIS 51, CLAN CAMPBELL,
AMARO RAMAZZOTTI, DON PEDRO,
HIRAM WALKER LIQUEURS,
SANDEMAN (DISTRIBUTION RIGHTS),
WYBOROWA, BLENDERS PRIDE,
WILD TURKEY, TIA MARIA, IMPERIAL,
BECHEROVKA, SUZE, PASSPORT,
ARARAT, SOMETHING SPECIAL,
POWERS, SOHO/DITA,
FOUR ROSES (DISTRIBUTION RIGHTS),
OLMECA, ABERLOUR, ROYAL SALUTE.

[GRAPHIC APPEARS HERE]

Organisation Chart

A unique organisation

Decentralised decision-making constitutes a key principle of the Pernod Ricard organisation. The Group’s Holding company defines the Group’s strategy and its main policies. It controls the activity and promotes the sharing of best practices among all subsidiaries.

The Group’s Brand Owner subsidiaries develop products and define the global strategy for their brands.

The Distribution subsidiaries are grouped by Regions and adapt this strategy to their local market, in agreement with the Brand Owner subsidiaries. This organisation promotes an entrepreneurial spirit, a key element of the Group’s culture.

[GRAPHIC APPEARS HERE]

The world’s 2nd
Wine & Spirits Group

Consolidated financial results(1)

€ 3,674 million
Net Sales

€ 656 million
Profit before tax

€ 482 million
Net current profit

€ 475 million
Group net profit

+0.8%
Organic growth of Group net profit

0.63
Net indebtedness (including OCEANE bonds) to equity ratio

Wine & Spirits(1)

€ 3,611 million
Net Sales

+7.3%
Organic growth of net Sales

€ 748 million
Operating profit

+8.4%
Organic growth of operating profit

21.6%
Operating margin on a constant forex basis

(1)

Pernod Ricard has adopted a new fiscal year : henceforth its fiscal year will begin on 1 July and end on 30 June of the following year. As a result, the present Annual Report covers an 18-month period from 1 January 2004 to 30 June 2005 and follows the previously published 2003 calendar year Reference Document. In order to provide perfect comparability of results, these are presented on a 12-month pro forma basis (1 July 2004 – 30 June 2005) for comparison with the results from the preceding 12-month pro forma period (1 July 2003 – 30 June 2004).

An exceptional year
Strong growth and the acquisition of Allied Domecq

As the world’s second Wine & Spirits operator, Pernod Ricard is a leading player on all continents. The Group employs a workforce of 12,304 in 75 subsidiaries, and realised consolidated sales of  €3,674 million in 2004/2005 (12 months pro forma).

Since its creation in 1975, Pernod Ricard has developed continuously through both organic growth and successive acquisitions: the purchase of Allied Domecq, in July 2005, is the most recent example of the Group’s global ambitions.

Pernod Ricard intends to continue its international development, strengthened by an enriched portfolio of brands, an increased global presence and an efficient decentralised organisation.

Contents

02	Chairman’s message
04	30 years of history and growth
06	Key figures
10	2004/2005 fiscal year highlights

THE 2004/2005 YEAR IN REVIEW

15 Our brands
16	Development of Premium brands
18	Success of other key brands
20	Local successes

23 Our regional operations
24	Asia and Rest of World
26	Americas
28	Europe excluding France
30	France

33 The Allied Domecq effect

OUR COMMITMENTS

42	Interview with Patrick Ricard
44	Stakes/Responsibilities
46	Our shareholders
56	Our people
72	Our consumers and suppliers
76	Corporate citizenship
82	Our environment

FINANCIAL REPORT

93	General information on the Company and its share capital
105	Corporate Governance
125	Report of the Chairman on internal controls procedures
131	Management Report
165	Consolidated Financial Statements
211	Parent Company Financial Statements
239	Presentation and text of the resolutions proposed to the Annual General Meeting
263	Information for the reference document

Chairman’s message

[GRAPHIC APPEARS HERE]

The past fiscal year has made history in more ways than one for Pernod Ricard. Covering an exceptional period of 18 months as a result of the change in the fiscal year-end, it was marked by the 30thanniversary of the Group’s existence and the achievement of a key new phase: the acquisition of Allied Domecq.

The purchase of Seagram in 2001 enabled the Group to refocus on its core business: Wine & Spirits. The acquisition of Allied Domecq has enabled Pernod Ricard to climb to the position of World No.2.

This acquisition is the result of our previous successes and the on-going growth of the Group. This is reflected in our 2004/2005 performances, with Wine & Spirits 12-month pro forma net sales increasing 7.3% on a constant structure and exchange rate basis.

These good results, along with the positive experience of the Seagram integration and the reduction of our debt ratio to the 2001 level, have enabled us to consider new developments. Our sector of activity offers numerous opportunities. Pernod Ricard is one of the main players in the consolidation of this sector, with its previous acquisition of Seagram and its current acquisition of Allied Domecq.

The acquisition of Allied Domecq puts the Group in second place worldwide

This last operation enabled us to enrich our portfolio with prestigious brands, in line with our premiumisation strategy, and thus complete the Group’s offering. This is particularly true for white spirits and liqueurs, two sectors in which Pernod Ricard had weaknesses to address. In the white spirits segment, we acquired Beefeater,

((PERNOD RICARD ENJOYED STRONG GROWTH IN 2004/2005. THE RESULTS WE ACHIEVED CONFIRMED THE SOUNDNESS OF OUR DIRECTION AND PROVIDED US WITH THE MEANS TO CONTINUE OUR DEVELOPMENT STRATEGY.))

a brand of gin of international repute, and benefited from a distribution agreement for Stolichnaya in major international markets outside of Russia. Malibu, Kahlúa and Tia Maria have strengthened our position in liqueurs, making the Group the World’s No.2 in this category. Regarding the scotch whiskies segment, the Group acquired the prestigious brand Ballantine’s, which it will use to complement Chivas Regal.

Pernod Ricard has also made a notable entry into champagnes with the addition of two prestigious brands to its portfolio, Mumm and Perrier-Jouët. In addition, we are strengthening our position in the key markets of the sector, primarily in North America and markets with growth potential. Finally, the acquisition of Allied Domecq should double our sales and therefore give rise to a significant creation of value for Pernod Ricard and its shareholders, one of the Group’s core permanent objectives. Our organisation model will not change given the success of its features: decentralisation, entrepreneurial spirit, and conviviality are the keys to our past and future successes. We learn a lot from the companies that we acquire, but we strive to preserve the specific factors that make our strength.

Act as a responsible business

If we have come a long way in 30 years it is above all because the Group shows respect, in the widest sense possible, for its brands and its people, but also for its customers, suppliers, consumers and Society as a whole. Our long standing commitment to promoting responsible drinking of our products is the most obvious illustration of this respect, which can also be found in the civic initiatives we undertake, with respect to social policy, cultural sponsorships or environmental protection. This is an essential and permanent commitment, which guarantees the Group’s successful development.

We cannot rest on the laurels of last year’s successes. Rather, we must be prepared to take on new challenges, which at present consist in ensuring the successful integration of Allied Domecq and the pursuit of our “human journey”. We share with our workforce and our shareholders, whose loyal support we have always enjoyed, our ambition to become the World’s undisputed No.2… and perhaps someday, if our wishes come true, the World’s No.1.

Patrick Ricard
Chairman and Chief Executive Officer

[GRAPHIC APPEARS HERE]

30 years of history and growth

[CHART APPEARS HERE]

30 years of success

[GRAPHIC APPEARS HERE]

Stock market price performance since 1975

[CHART APPEARS HERE]

[GRAPHIC APPEARS HERE]

Key figures

Pernod Ricard Group financial results (1)

NET SALES (organic growth)
Excluding duties and taxes/in € millions

[CHART APPEARS HERE]

CONSOLIDATED PROFITS
In € millions

[CHART APPEARS HERE]

NET DEBT (including OCEANE bonds) TO EQUITY
RATIO

[CHART APPEARS HERE]

OPERATING PROFIT
(organic growth)
In € millions

[CHART APPEARS HERE]

PROFIT AFTER TAX/DIVIDEND
PER SHARE
In €

[CHART APPEARS HERE]

EVOLUTION OF NET DEBT
In € millions

[CHART APPEARS HERE]

(1)	2004/2005 fiscal year data (12-month pro forma: 1 July 2004 to 30 June 2005). Evolution over comparable 2003-2004 period.
(2)	Organic growth is calculated on a constant exchange rate and structure basis.

ON THE LEFT:
Richard Burrows
Deputy Chief Executive Officer

[GRAPHIC APPEARS HERE]

ON THE RIGHT:
Pierre Pringuet
Deputy Chief Executive Officer

[GRAPHIC APPEARS HERE]

Deputy Chief Executives’ comments

After successfully refocusing on its core business, Pernod Ricard is concentrating its efforts on the development of its high growth Premium brands.

Why is the 2004/2005 fiscal year 18 months long?

2004/2005 represents a transitional fiscal year covering the period 1 January 2004 to 30 June 2005; from this date, the fiscal years will begin on 1 July and end on 30 June of the following year. The decision to change the fiscal year end was taken at the Combined General Meeting of 17 May 2004 and was motivated by the fact that Pernod Ricard realises more than 60% of its sales in the 2ndhalf of the calendar year. The new fiscal year will enable us to improve our business forecasts and accordingly their visibility for our shareholders. It will also be easier to compare the Group’s performances with those of its main competitors, who have also adopted fiscal year ends different from the calendar year-end.

Concerning the cash dividend, will shareholders be penalized by the exceptional duration of this fiscal year?

Absolutely not. Taking into account the exceptional 18-month duration, it was decided to pay two instalments and one balance (that is three payments, instead of the two that would normally be made over 12 months). The two instalments, the first amounting to €0.98 and the second amounting to €1.16 were paid out on 11 January and 7 June 2005, respectively. The payment of the balance will be made after it is approved by the General Meeting of 10 November 2005.

How will the shareholder be able to compare the financial results of this 18-month fiscal year with those of the previous 12-month fiscal years?

To tie in with the 2003 calendar year Reference Document, this Annual Report will cover a period of 18 months. However, in order to ensure that our results are fully comparable, we shall present our results on a 12-month pro forma basis (1 July – 30 June of the following year) for the last two fiscal years 2003/2004 and 2004/2005. This will be the basis for the analysis below.

How would you rate the 2004/2005 fiscal year?

We achieved excellent results: Wine & Spirits sales amounted to €3,611 million for the 2004/2005 fiscal year, a remarkable 7.3% increase on a constant structure and exchange rate basis. Our Premium brands, especially Chivas Regal, Martell, Jameson and The Glenlivet, have spearheaded this growth, in line with the Group’s strategy. We have also been able to rely

Key figures

Wine & Spirits
business financial results (1)

BREAKDOWN OF SALES BY
GEOGRAPHIC AREA
Excluding duties and taxes/in € millions

[CHART APPEARS HERE]

BREAKDOWN OF OPERATING
PROFIT BY GEOGRAPHIC AREA
In € millions

[CHART APPEARS HERE]

KEY BRANDS
In millions of 9-litre cases
Change over 12 months (2004/2005)

[CHART APPEARS HERE]

(1)	2004/2005 fiscal year data (12-month pro forma: 1 July 2004 to 30 June 2005). Evolution over comparable 2003-2004 period.

on the very good results of our other key brands such as Havana Club (+12%) and Jacob’s Creek (+6%), with the only disappointment being our Ricard and Pastis 51 anise brands, which registered a drop in volume due to weak consumption in France. In addition, our positions in markets with growth potential have enabled us to record exceptional performances: this is the case particularly in Asia and in the Americas region, which have largely contributed to this strong growth. We must also emphasize the good performance of our business in Europe.

Why are you focusing on the development of your Premium brands?

The Premium brands generate good margins and contribute significantly to our growth. They benefit from a favourable market trend: customers are consuming less alcohol but seeking quality products, reflecting a certain way of life. This trend exists in developed countries as well as in emerging markets such as Russia and China.

Has the Wine & Spirits growth been profitable?

Wine & Spirits brands have recorded an increase in profitability greater than that of their sales, as reflected in the increase in its operating margin from 21.4% to 21.6% (at constant exchange rate). This improvement in operating margin is all the more remarkable given the significant, concurrent increase in advertising, marketing and promotional expenses, guarantors of the sustainable growth of our brands. This very accurately reflects the success of our premiumisation strategy.

Why was Allied Domecq acquired?

Allied Domecq was quite simply acquired because we were committed to strengthening our presence in markets with growth potential, in particular North America, and to addressing weakness in our portfolio of brands (blended scotch, white spirits, liqueurs...): in this respect, Allied Domecq offered perfect complementary brands. Our successful integration of Seagram and the agreement reached with Fortune Brands, a powerful and motivated partner, enabled us to make, under excellent conditions in terms of financing and competition issues, an attractive offer to the shareholders of Allied Domecq ; this was confirmed by the recommendation issued in favour of the offer by the Board of Directors of Allied Domecq and its virtually unanimous approval by its shareholders at a General Meeting.

What was the acquisition price of Allied Domecq and how was it financed?

The acquisition price of Allied Domecq shares amounted to €10.7 billion. Our partner Fortune Brands made a cash contribution of €4.1 billion, representing the acquisition price of brands that it will hold pursuant to our agreements. Pernod Ricard’s share, amounting to €6.6 billion, was financed for €2 billion by a share issue and for €4.6 billion by cash. Our offer was very well received by the market, as reflected by the increase in our share price. In order both to finance the cash portion of this acquisition and refinance the existing debt of Pernod Ricard (€1.4 billion) and Allied Domecq (€3 billion), we entered into a syndicated loan: the confidence of the financial community in this operation was confirmed by the very favourable conditions of this loan and by the fact that it was largely oversubscribed.

The acquisition of Allied Domecq has added many brands to the Pernod Ricard portfolio. What will be your priorities and will you change the organisation of the Group?

We are indeed integrating prestigious brands and, by adding them to those of the Group, we obtain a unique portfolio covering all of the main segments of the market with internationally recognised brands. We have identified 14 key brands, 11 of which are Spirits, which will become priorities for our subsidiaries throughout the world.

Our strategy remains the same in these various markets, where we will associate these international brands with powerful local brands. More fundamentally, we will retain our decentralised organisational model that promotes an entrepreneurial spirit, one of the Group’s core values.

How long will it take before the Group will begin to benefit from this acquisition?

From the first year, the operation should have a significant and favourable impact on Group Earnings Per Share (EPS) excluding non recurring items. From the third year, once synergies have been implemented, EPS growth will be largely double digit and the return on investment should exceed the Group’s average cost of capital.

The Allied Domecq acquisition generated an exceptional rise in the Group’s market capitalisation. How do you explain this ?

The Pernod Ricard share enjoyed a significant increase from the beginning of April with the confirmation by Pernod Ricard that it had entered into discussions regarding the purchase of Allied Domecq. Shareholders immediately understood that this acquisition was ideal from a strategic point of view, and that it would strengthen Pernod Ricard considerably in key markets and growing categories. The importance of cost synergies (some €300 million) and the complementary nature of the two portfolios and networks convinced the markets that this operation had an exceptional potential for creating wealth. Finally, the success of the Seagram acquisition has added credibility to Pernod Ricard’s ability to manage the integration of Allied Domecq.

What are the Group’s prospects ? Can we expect future investments?

The Group’s clear priorities are the rapid integration of the Allied Domecq brands and the maintenance of dynamic growth profile for our entire portfolio. The rapid reduction in Group debt will be just as important and will be achieved through the disposal of certain brands and activities (the Dunkin Brands, Inc fast food division) and the generation of cash flow. In the medium term, we note that Pernod Ricard is only the 5th largest Spirits company in the US and the 4th largest Wine operator in the world, which certainly allows us to consider further acquisitions in the future.

((THESE RESULTS ARE EXCELLENT. OUR POSITION ENABLES US TO ACHIEVE REMARKABLE PERFORMANCES.))

[GRAPHIC APPEARS HERE]

((WITH THE ALLLIED DOMECQ ACQUISITION, THE GROUP’S MARKET CAPITALISATION HAS AGAIN INCREASED))

STOCK MARKET CAPITALISATION
In € millions

[CHART APPEARS HERE]

2004/2005 fiscal year Highlights

2004

FEBRUARY

• GRANGER BOUGUET PAU (FRUIT PREPARATIONS) SOLD TO THE INVESTMENT COMPANY TRANSITION & TURNAROUND (T’NT).

MARCH

1 10TH ANNIVERSARY OF HAVANA CLUB INTERNATIONAL JOINT VENTURE,

•  “CRUS ET DOMAINES DE FRANCE” (CDF) SOLD TO GRANDS CHAIS DE FRANCE.

APRIL

2  PERNOD RICARD ANNOUNCES ITS SPONSORSHIP AGREEMENT WITH THE MUSÉE DU QUAI BRANLY.

MAY

3 COMBINED GENERAL MEETING: RICHARD BURROWS AND PIERRE PRINGUET, DEPUTY CHIEF EXECUTIVES, APPOINTED DIRECTORS OF PERNOD RICARD.

SEPTEMBER

4   REORGANISATION OF THE GROUP’S TRAVEL RETAIL ACTIVITY, WHICH WAS INTEGRATED INTO THE REGIONS.

NOVEMBER

• PERNOD RICARD SELLS ITS MARMANDE PRODUCTION SUBSIDIARY,

• ACQUISITION OF FRAMINGHAM NEW ZEALAND WINES,

• CADBURY SCHWEPPES EXERCISES ITS OPTION TO ACQUIRE THE INTERNATIONAL DISTRIBUTION FOR ORANGINA.

[GRAPHIC APPEARS HERE]

2005

JANUARY

• PERNOD RICARD CONTRIBUTES €800,000 TO THE TSUNAMI VICTIMS’ RELIEF EFFORT

APRIL

5 GROUP’S 30TH ANNIVERSARY CELEBRATIONS HELD ON EMBIEZ ISLAND, FRANCE,

• ANNOUNCEMENT OF A FRIENDLY TAKEOVER BID FOR ALLIED DOMECQ.

JUNE

6 EXTRAORDINARY GENERAL MEETING: PERNOD RICARD SHAREHOLDERS APPROVE THE PURCHASE OF ALLIED DOMECQ,

• SALE OF FOULON SOPAGLY, PERNOD RICARD’S LAST NON-ALCOHOL ACTIVITY,

• AGREEMENT WITH DIAGEO IN RESPECT OF THE DISPOSAL OF BUSHMILLS AND THE OPTION TO SELL MONTANA.

JULY

• ALLIED DOMECQ VOTE IN FAVOUR OF PERNOD RICARD’S FRIENDLY OFFER,

• ALLIED DOMECQ OFFER IS COMPLETED: THE SCHEME OF ARRANGEMENT* ENTERS INTO EFFECT ON 26 JULY 2005.

*

British legal procedure that enables the buyer (Pernod Ricard) to acquire 100% of the shares of a company (Allied Domecq) once the acquisition has been approved by the majority of shareholders representing at least 75% of the value of shareholders present or represented.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

The 2004/2005
year in review

15 OUR BRANDS
16 Development of Premium brands
18 Global successes
20 Local successes

23 OUR REGIONAL OPERATIONS
24 Asia and Rest of World
26 Americas
28 Europe excluding France
30 France

33 THE ALLIED DOMECQ EFFECT

[GRAPHIC APPEARS HERE]

CHIVAS REGAL
3.5 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Our brands

[GRAPHIC APPEARS HERE]

Following the successful integration of Seagram, and thanks to a favourable economic environment, the Group has been able to focus on its main objectives: to develop its Premium brands and exploit growth opportunities in emerging markets. This has not prevented it from maintaining the dynamism of its other global brands and ensuring that its local brands are displayed. The high point to an exceptional year was the acquisition of Allied Domecq, which crowned the Group’s success.

Premium

Development of Premium brands

The premiumisation of the market has been confirmed in both developed and emerging markets: consumers are increasingly looking for quality products.

The development of its Premium brands is therefore an essential part of the Pernod Ricard strategy. This challenge has been met with the strong progression of Chivas Regal, Martell, The Glenlivet and Jameson.

[GRAPHIC APPEARS HERE]

Chivas Regal: spearhead of Premium brands

Pernod Ricard is the world’s 2nd largest scotch producer. Its star product, Chivas Regal, is distributed in more than 100 countries. In 2004/2005, the brand continued to move up the range with a 16% increase in sales volume to 3.5 million cases. The progression of the brand is particularly significant in Asia, which enjoyed a 28% growth. Chivas Regal is the leading Spirits brand in China, in particular thanks to the success of the “This is The Chivas Life” campaign.

Overall, Chivas Regal progressed in all regions, achieving good growth in Europe, the United States and particularly South America where it grew by 40%. In order to meet the continuing increase in global demand for its Premium products, Chivas Brothers reopened its Allt a’Bhainne distillery at the beginning of 2005, which joins the six other distilleries managed by Chivas Brothers in Speyside, Scotland.

Another indicator of the brand’s Premium strategy is the refreshing of its star products. The new packaging for Chivas Regal 12 years old and the launch of the new Chivas Regal 18 years old contribute to strengthening the iconic status of the brand.

Martell: “Rise above”

Martell recorded a significant 7% increase in volume, reaching 1.2 million cases. The positive trend in the United States was confirmed with 7% growth. The development of the brand in Asia was also sustained, up 18%. Among Martell’s 10 largest markets in terms of volume, five are located in Asia: China, Malaysia, Japan, Singapore and Hong Kong. Martell recorded 53% growth in China, in particular as a result of the success of the Chinese New Year.

[GRAPHIC APPEARS HERE]

Thanks to the commercial support deployed to distributors, the brand’s volumes also progressed in the United Kingdom. We also note the good performances achieved in both Mexico (+13%) and Russia (+92%).

The “Superior expressions”, Cordon Bleu and XO, are among the main drivers of this performance: they represent 48% of the brand’s volume growth. Martell Cordon Bleu enjoyed a significant 30% worldwide increase over the whole period.

The flagship brand enjoyed its greatest dynamism in China and the United States, supported by significant advertising, marketing and promotion expenditure.

The “Rise above” campaign, which was successful in 2003, was repeated in the US in 2004. In addition, Martell continued its quest for quality through innovation in terms of processes and products. This trend will continue in 2005 with the launch of the new XO in July and the inauguration of a new packaging plant in Lignères, France in September 2005.

The Glenlivet: Single Malts icon

2004/2005 was a major year for the world’s No.2 Single Malt, with The Glenlivet achieving growth of 7% in the period. The brand continued its growth in the United States, its most important market, in which it maintained its leadership position.

It also achieved good results in Japan and Taiwan. One of the highlights of the year was the launch of the new The Glenlivet, which was translated into new packaging, brand identity advertising, which was extended throughout the range for greater consistency. The clear objective is to make The Glenlivet the world’s No.1 selling Single Malt. The campaign was launched in the United States and the United Kingdom in September 2004. It has since been deployed in other markets, including Australia, the Netherlands and Germany. A 50% increase in marketing expenditure has been forecast over the next two years. Following these changes, in June 2005 the brand was awarded the Gold Medal in the Speyside’s Best category at the International Whisky Awards.

The Jameson success story

Established in Dublin by John Jameson in 1780, the whiskey bearing his name has enjoyed the most rapid growth of all international whiskies over the last 10 years. The brand posted double digit growth in 2004/2005, increasing 10% over the previous period.

Jameson achieved its best performances in North America (+18%), Europe (Spain, Greece and Portugal) and South Africa (+40%).

In addition, Jameson 18 years old was also awarded a Double Gold medal at the 2004 World Spirits Competition in San Francisco, as well as a Gold Medal at the International Spirits Challenge in London.

[GRAPHIC APPEARS HERE]

Martell XO: New formula and new packaging.

ADVERTISING AND PROMOTION, PREMIUMISATION TOOLS

The Premium strategy is supported by a significant increase in advertising and promotion expenditure.

Chivas Regal, Martell, Jameson and The Glenlivet account for almost all of the total growth in these expenditures during the period. These are particularly important in the markets with growth potential where they are aimed at winning additional market share. Chinese Asia has been particularly involved in this increase in advertising expenditure with the Martell and Chivas Regal campaigns.

[GRAPHIC APPEARS HERE]

ROYAL SALUTE 38 YEARS OLD:
A NEW JEWEL IN OUR ROYAL SALUTE RANGE

A super Premium Scotch whisky, Royal Salute is considered a luxury product in Asia, as reflected by the launch in April 2005 of Royal Salute 38 years old. Scottish nobility travelled to Japan and Korea for the launch, orchestrated by his Grace Torquhil Ian Campbell, 13th Duke of Argyll, Hereditary Master of the King of Scotland House, representative of her Majesty Queen Elizabeth II. Royal Salute was created as a tribute to her Majesty on her coronation, and she received the first bottle. Traditionally, each royal event is followed by a gun salute, with a 21-gun salute fired at her Majesty’s coronation. In her honour, each Royal Salute whisky is matured over a minimum period of 21 years, and sometimes up to 38 years as for Royal Salute 38 years old.

[GRAPHIC APPEARS HERE]

success of other key brands

While focusing on the premiumisation of its portfolio, Pernod Ricard has not forgotten its other key brands:

Havana Club and Jacob’s Creek have demonstrated their potential and confirmed their status of worldwide success.

[GRAPHIC APPEARS HERE]

Havana Club: at the forefront

This brand grew by 12% in 2004/2005, exceeding its objective of 2 million cases and enjoying a growing success in numerous countries. Growth was particularly strong in Europe, with remarkable progressions in Germany (+31%), Italy (+8%) and Greece (+30%).

Cuba, the birthplace of the brand, also experienced a significant growth of 12%. In addition to the brand’s economic performance, we must also emphasize the symbolic importance of this market. A national emblem, Havana Club is an integral component of Cuba’s history and culture, a market without equal in terms of image: Cuba attracts 2 million tourists per year, enabling the brand to be discovered by consumers on holiday.

[GRAPHIC APPEARS HERE]

Australia – Philip Laffer, Cellar master at Orlando Wyndham and Paul Turale, Marketing Manager of Jacob’s Creek, inspect vines that will produce grapes at the start of 2006.

[GRAPHIC APPEARS HERE]

Havana Club Cuban Barrel Proof : a new corner in the super Premium rum category.

Havana Club’s recipe for success is simple: cultivate local roots and constantly innovate. In 2004/2005, the Havana Club Museum received nearly 120,000 visitors, contributing to the reputation of the brand. Finally, the release of a book with the evocative title “The Art & Soul of Havana Club” has enabled the brand to affirm its authenticity.

Havana Club also played the innovation card with the successful launch of “Cuban Barrel Proof”. This Cuban rum brand is expected to continue its good run, and has set itself ambitious goals for the next 5 years: annual sales of 3 million cases and entry into the top 20 Premium Spirits brands.

Jacob’s Creek: export success

Jacob’s Creek, an Australian wine distributed in more than 60 countries, enjoyed 6% growth; its development was somewhat impeded due to difficulties encountered in its domestic market.

Nevertheless, its export performance continues its impressive progression, notably in the United Kingdom with a growth of 9% and in North America with a progression of 12%.

A Jacob’s Creek Shiraz rosé wine was launched in 2004 in the United Kingdom, the brand’s most important market, where this category is experiencing the greatest growth. A billboard campaign supported the launch. The wine received very positive reviews ; in particular, it was named by the renowned wine critic Matthew Juke as one of his top 250 wines for 2005.

Over the year, Jacob’s Creek earned 335 awards. In 2006, the brand will celebrate 30 years in existence, an appropriate occasion to showcase its origins, with the “Heritage Project”. This represents a significant investment aimed at creating the most important wine growing tourism site in Australia, reflecting the values of Jacob’s Creek.

[GRAPHIC APPEARS HERE]

Jacob’s Creek Shiraz Rosé launched in the United Kingdom. Rosé wine is the fastest growing category in the off trade.

Local successes

The synergy between global and local brands once again worked well this year. Amaro Ramazzotti, 100 Pipers, Royal Stag and Montilla performed perfectly in their role of growth drivers, posting more than satisfactory results.

[GRAPHIC APPEARS HERE]

Amaro Ramazzotti much sought after in Germany

The star bitters brand progressed again this year, reporting 11% worldwide growth. Germany remains the most important market for Italian bitters, with Amaro Ramazzotti posting a 16% increase for the period. The brand has been highly successful there since it was first sold in 1989. After receiving the “Effie” Communications Award in 2003, Amaro Ramazzotti’s success recently impressed the jury of the German Corporate Communications Award (Deutscher Preis für Wirtschaftskommunikation). This annual award comprises six different categories, one of which was awarded to Pernod Ricard Deutschland, specifically the “Best Brand Communications” Award for Amaro Ramazzotti. This award recognizes the continuity and coherence of the brand’s communication, as confirmed by its commercial successes.

In 2004, a new campaign entitled “Wunschbrunnen”, supported Amaro Ramazzotti in the pursuit of its growth objectives.

[GRAPHIC APPEARS HERE]

Some of the sales staff of Ramazzotti in Germany liven up a bar with the brand’s colours at the Global City Fest in Berlin.

100 Pipers and Royal Stag: remarkable growth in Thailand and India

100 Pipers is the scotch whisky brand enjoying the most rapid growth: +41% for the year. In particular, it enjoyed remarkable success in Thailand where it recorded a progression of 55% in 2004/2005. This scotch whisky brand alone holds nearly a 72% market share of the international whisky category.

Royal Stag has confirmed its positive trend, posting a 19% growth in India, its main market, with sales of more than 3 million cases.

United States remain loyal to Wild Turkey

Wild Turkey is the No.2 Premium Bourbon on the US market, and continued its 2004/2005 growth with a 5% increase in the US. The brand is fully benefiting from the repositioning of its star product (8 years old) that it carried out many years ago. The past year was also marked by a symbolic anniversary for the brand:
the 50th year of service for Jimmy Russell, Wild Turkey’s master distiller since 1954. In order to celebrate this half-centennial, a special bourbon “Wild Turkey Tribute”, was created. Sold exclusively in the United States and Japan, this bourbon was developed using unique casks selected by Jimmy Russell some fifteen years ago.

[GRAPHIC APPEARS HERE]

The boat of the pirate Montilla was one of the attractions at the carnival in Olinda, a colonial town in the north of the country.

Montilla: a pirate conquers Brazil

Up 9%, Montilla showed strong progress for the period. Montilla sold 2.3 million cases in Brazil in 2004/2005. The economic recovery of the country benefited the brand which was able to reverse the drop observed in 2003. Montilla is the No.1 Spirits brand in the area of Nordeste, where the pirate, the symbol of the brand, is a real icon. This brand has a leading presence at all the major popular events in this region of Brazil.

In June 2004, Pernod Ricard Brazil launched Montilla Cola, a ready-to-drink version of the traditional Cuba Libre.

[GRAPHIC APPEARS HERE]

A Wild Turkey advertising in the United States.

[GRAPHIC APPEARS HERE]

JAMESON
1.8 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Our regional operations

[GRAPHIC APPEARS HERE]

2004/2005 was marked by a strengthening of the Group’s position in markets with growth potential. This was particularly the case in Asia and in the Americas, markets that contributed significantly to growth.

The period was also positive in Europe, particularly thanks to the strong progression in Eastern Europe.

On the other hand, France experienced a year of stability, in a continually lethargic market.

Asia and Rest of World
Main growth drivers

As the world’s most dynamic region, Asia posted spectacular growth.

China was at the forefront, posting exceptional growth of 104%(1).

In Thailand and India, local brands also took extraordinary leaps forward.

In contrast, Japan and Korea experienced persistent difficulties.

Exceptional year in China

Confirming 2003 trends, Pernod Ricard experienced an exceptional year in China, recording volume growth of 104%. The Group thus becomes the leading Wine & Spirits importer in this country. Chivas Regal and Martell are among some of the best selling brands in China, which represents Chivas Regal’s 2nd most important market. The brand owes its success in China mainly to 25-35 year olds and business clients. A survey on the lifestyles of entrepreneurs carried out in 2004 by Euromoney China showed that Chivas Regal is the preferred brand of whisky among the Chinese elite.

Strengthened by its successes and in order to maintain its dynamism in this promising market, Chivas Regal sponsors numerous events: the 2005 Asian tour of the jazz singer Norah Jones was held against the backdrop of the brands’ colours. Chivas Regal also initiated prestigious evenings inviting Chinese consumers to enter the optimistic world of Chivas Regal, with the slogan “This is The Chivas Life” contributing strongly to the brand’s success and reputation.

(1)	Wine & Spirits volume pro forrma for 12 months at 30 June 2005

[GRAPHIC APPEARS HERE]

Shanghaï regional team (Centre region): Maggie Cheung, Victoria Gu, Ken Jiang, (Regional Manager) and Ray Xie.

Martell accounts for 24% of cognac sales in China. Once again, the brand enjoyed sustained volume growth of 53%. This success can be attributed to top performance and controlled a distribution network, privileged links between the Chinese teams and the Brand Owner in France, accurate identification of the typical consumer and targeted campaigns favouring a market by market approach. The essential contributors to growth remain the Premium categories including VSOP and Cordon Bleu.

Pursuing this premiumisation rationale, Martell launched the first edition of the “Martell Artist Award” for China. In addition, it was also to these Chinese customers that the brand previewed its new XO formula in July 2005.

Boom in local brands sales in India and Thailand

The Group has significantly strengthened its presence in India, where it is now the 4th largest local spirits producer and the leading foreign Wine & Spirits operator.

In 2004/2005, Royal Stag was an important beneficiary of the growth of its main market, India, enjoying a 19% growth in volume with more than 3 million cases sold.

Specially conceived for the Indian market, Royal Stag, a mix of imported Scotch malts and superior quality Indian grain-based alcohol, has positioned itself as a “true” high quality whisky. In India, where the middle class is in full emergence, local brands such as Royal Stag are paving the way for western spirits including the Group’s global brands.

The performance of 100 Pipers in Thailand constituted another regional success for the Group. With a 41% progression in volumes, 100 Pipers is the scotch whisky enjoying the strongest growth in the world.

The other Group brands present in India include Imperial Blue and Fling: these two products also enjoyed satisfactory growth over the whole period.

Finally, the Group results were particularly satisfactory in Hong Kong, Malaysia and Indonesia as well as in Duty Free.

Persistent difficulties in Korea and Japan, and for the wine sector in Australia and New Zealand

Economic difficulties endured in 2004 in South Korea, which remains a very volatile market. Priority has been given to Chivas Regal, a status brand, to relaunch growth, and we note the successful launch of the new Chivas Regal 18 years. In the first 6 months of 2005, the results for Chivas Regal and Royal Salute were positive and encouraging, following the organisational and strategic changes implemented at the end of 2004.

In Japan, Chivas Regal and Wild Turkey were particularly affected by the market decline. However, market share in both these segments are progressing, which is a sign that Pernod Ricard’s resistance to the structural decline of the brown spirits consumption in Japan is better than its main competitors’. Jacob’s Creek has been able to successfully buck the trend, reporting a slight progression.

In Australia and in New Zealand, results were affected by the severe competition in the local wines market.

[GRAPHIC APPEARS HERE]

MARTELL AND THE CHINESE NEW YEAR

Martell is proud to associate itself with the very festive occasion of the Chinese New Year, offering consumers its various products in gift boxes, which sell up to 20 times more by volume at this time.

The source of this attraction is closely linked to the tradition of offering prestigious gifts to all business associates and personal friends. These gift boxes enable Pernod Ricard China marketing and commercial teams to generate significant volumes and ensure optimal visibility for the brand.

This year, once again, the operation was a real success, as reflected in the strong growth of the brand.

Americas

Excellent performances

Growth continued at a sustained rate on the American continent (+9.2%).

In the United States, Pernod Ricard enjoyed unprecedented results, achieving better than market growth.

In South America, the past fiscal year was one of the best for the Group in the last 20 years: a favourable situation for Pernod Ricard that achieved growth in all of the markets in the region.

United States: unprecedented growth

Pernod Ricard USA experienced remarkable growth in the last twelve months. Once again, the volume growth of the Spirits portfolio significantly exceeded the average in the sector, with Chivas Regal (+6%), The Glenlivet (+5%), Jameson (+19%), Martell (+5%), and Wild Turkey (+5%), acting as spearheads. This success is due to a new strategy, ACE, of new communication campaigns aimed at The Glenlivet and Jameson followed by the launch of new products.

The ACE programme is a unique approach to market, characterized by total collaboration with distributors. It enables Pernod Ricard USA to find local opportunities by sharing the long term vision of the brand. It is then broken down into local commercial campaigns targeting specific categories of consumers. Pernod Ricard USA’s leading brands achieved a significant increase in sales as a result of this programme.

The successful launch of new products and extensions to the range, such as Chivas Regal 18 YO, Wild Turkey Russell’s Reserve and Seagram Gin and Juice – Red Fury have paved the way for future successes.

(1)	Organic growth of pro forma sales at 30 June 2005.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Wild Turkey Russell’s Reserve.

[GRAPHIC APPEARS HERE]

New packaging for Seagram’s Gin.

In addition, steps taken locally and nationally enabled Jameson to increase its local sales by 22% in the year 2004/2005. A new advertising campaign “It can’t just be the taste” was launched. Impact magazine named Jameson as a “Hot Brand” for the fifth year running.

Martell enjoyed a year of success : depletions were up +9% YTD June. These results confirmed the effectiveness of the three consumer segment strategy of focusing on the African American, Asian American and Mexican American communities.

Also, new and more modern packaging for Seagram’s gin, a symbol of the excellence of the brand, was introduced.

South and Central America: a special mention for Chivas Regal

The past fiscal year was very favourable for Pernod Ricard in most of Central and South America, reflected in an overall 15% growth in Spirits sales.

The Group benefited from a positive economic environment, with the region experiencing its most important growth in twenty years. The Group’s key brands experienced significant growth, particularly Chivas Regal, with this whisky brand achieving unprecedented sales.

The Group performed well in its major markets, with sales up 12% in Brazil, 24% in Argentina and 39% in Venezuela. Montilla rum made progress in Brazil. Local brands flourished in 2004/2005, with Natu Nobilis whisky sales up 7% and Orloff vodka sales up 15%. The Group also launched Janeiro, a Brazilian cachaça now distributed in France, Germany, Portugal and Greece.

In Venezuela, the scotch whisky Something Special enjoyed strong growth and achieved record volumes.

In Argentina, the economic recovery was also underway. Local whiskies and wines continued their development. Pernod Ricard Argentina finalised, on 1 August 2004, the sale of its Minerva lemon juice brand, the star product in its segment, in line with the reorganisation process initiated by the Group in order to refocus on its core Wine & Spirits business.

Lastly, the creation of the Pernod Ricard Chile subsidiary in June 2004 is worth noting, as it now includes its own sales force.

[GRAPHIC APPEARS HERE]

New Jameson advertising campaign – “It can’t just be the taste” – launched in the United States.

Europe
excluding France

Sustained growth

The Group’s most important region, accounting for 34% of its volumes, Europe (excluding France) continued to progress this year (+5.7%)(1). This growth was steady but nevertheless varied between countries.

Eastern Europe posted remarkable growth; the United Kingdom experienced a good year marked by the performance of Jacob’s Creek; Italy and Poland, on the other hand, had to face less favourable situations.

Eastern Europe source of markets with growth potential

The exceptional growth in this region was due, in part, to the progression of key brands. The integration of some of the Eastern European countries into the European Union since May 2004 has enabled the standardisation of some of the regulatory frameworks and strengthened the potential for growth. These countries are powerful growth areas for the Group’s global brands. In Russia, the cognac market is growing by 19% per year.

These good performances can also be attributed to the dynamism of local brands: thus, Ararat brandy progressed by 10% in Russia, while Becherovka grew by 13% in the Czech Republic.

(1)	Organic growth of pro forma sales at 30 June 2005.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

Jameson, Ramazzotti and Havana Club: remarkable growth in Europe.

Continued growth in Western Europe

The results in Spain were particularly satisfactory. Jameson experienced a significant 11% increase in sales. Whisky is Spain’s most important spirits category, offering the Group real growth opportunities. The good performance achieved by Jameson resulted from numerous promotions carried out around the brand. We also note the progression of local liqueurs, such as the 24% growth of the Ruavieja brand.

The United Kingdom was another country to benefit from rapid growth in 2004/2005. This market represents Jacob’s Creek’s largest, with the Australian wine experiencing 9% sales growth, reflecting its successful response to the major challenge it faced from severe promotional pressures exerted by rivals while maintaining the brand’s identity. In spirits, we note the remarkable progression of Chivas, which enjoyed growth of 36%.

In Germany, Havana Club and Amaro Ramazzotti achieved top performances, with the Cuban rum sales up 31%, where it benefited from numerous promotions. The Italian bitter Amaro Ramazzotti, Germany’s leading import brand, increased its sales by 16%. Finally, Greece experienced a satisfactory year, with growth of 4%, led by Chivas (+9%), Jameson (12%) and Havana Club (30%).

Italy and Poland: stalled growth

The Group experienced relatively weak business activity in Italy and Poland.

After a good year in 2003, Italy encountered a few difficulties in 2004/2005. However, Havana Club and Wyborowa bucked the trend and grew by 8% and 7% respectively. Poland had to face strong competition in the low priced vodkas segment.

OLMECA:

A PREMIUM TEQUILA RECOGNISED IN EUROPE

Acquired as part of the Seagram deal, Olmeca is the tequila brand enjoying the strongest growth outside the United States and Mexico. Thus, Europe represents one of the most important markets for the brand, with volumes progressing 37% in 2004/2005.

The dynamism of the brand is particularly apparent in Russia, where volumes jumped 74% over the period. The Beverage Testing Institute, recognised worldwide for its remarkable expertise in Spirits, selected Olmeca Gold as the best product in the Gold Tequilas category.

France

[GRAPHIC APPEARS HERE]

Ricard Bouteille.

[GRAPHIC APPEARS HERE]

PERNOD BRAND CELEBRATES ITS 200TH ANNIVERSARY

Pernod celebrated its bicentenary in September 2005. Numerous promotional initiatives were launched in France and around the world in celebration of the world’s oldest aniseed brand. Pernod is distributed in more than 100 countries.

[GRAPHIC APPEARS HERE]

New advertising compaign in France using the new packaging launched in 2004.

Relative stability

The economic environment in France remained lethargic in 2004/2005. The sector continues to be affected by a difficult economic environment, marked by a decrease in consumption by households, and a reduction in alcohol consumption. The slight turnaround realised in 2005 has nevertheless enabled the Group to achieve virtual stability, with organic growth of -0.7%.

Innovation in the aniseed segment

The French aniseed market is still experiencing a downturn, which has not prevented Ricard and Pernod from continuing their innovation efforts. Accordingly, new products were introduced, reflecting the Group’s commitment to renewing its offering and to strengthening its leadership in the anise market in France.

Thus, Ricard and Pastis 51 have modernised their packaging.

These innovations were accompanied by significant media investments. A new advertising campaign for Ricard was launched between June and November 2004.

The Group has developed new product concepts, such as its major innovation in the aniseed line, 51 citron. Launched in October 2004, the product boasts a new transparent packaging with a lemon skin integrated into the 51 design. The Group also launched its first chocolate and anise based liqueur, Djangoa.

Dynamism of the whisky and white spirits brands

The satisfactory results achieved in these various segments offset the decline in the aniseed market. Havana Club continued its success with 10% growth.

The Polish vodkas Wyborowa and Zubrowka recorded growth of 20% and 8% respectively. Zubrowka renewed its packaging for greater modernity and refinement.

In the whiskies segment, Chivas Regal, Clan Campbell, Aberlour and The Glenlivet continued to grow.

Expansion of the liqueur range

The liqueur segment experienced unprecedented activity, with two new products launched in 2005: Shaaz and Gloss de Suze.

With Shaaz, based on fig and orange blossom, Pernod capitalises on the two key factors of success: the current dynamism of the modern liqueur segment, driven by innovation and the Group’s know-how. Gloss de Suze, a cherry and ginger-based liqueur, enjoyed a highly successful launch.

(1)	Organic growth of pro forma sales at 30 June 2005.

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

RICARD
5.9 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

[GRAPHIC APPEARS HERE]

BALLANTINE’S
5.9 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

The Allied Domecq effect

[GRAPHIC APPEARS HERE]

The major event of 2004/2005 was the acquisition of Allied Domecq. This new page in the Group’s history will enable Pernod Ricard to rise to the position of the world’s 2nd largest Wine & Spirits operator. Following these developments, the Group strengthened its global presence and enriched its portfolio with prestigious brands.

Pernod Ricard after Allied Domecq acquisition (2004 pro forma figures)

World’s No.2 Spirits group (1)

20 Spirits brands (2)  in the top 100 (including Stolichnaya, distribution rights)

Spirits volume (3) : 77 million cases

World’s No.4 Wine group (4)

Net Sales (5)  : €5.7 (6) billion

EBITDA (5)  : €1.4 (6) billion

Structure costs to sales ratio (7) : 16%

Pernod Ricard before Allied Domecq acquisition

World’s No.3 Spirits group (1)

13 Spirits brands (2)  in the top 100

Spirits volume (1): 50 million cases

World’s No.6 Wine group (4)

Net Sales (8): €3.6 billion

EBITDA (8) : €0.7 billion

Structure costs to sales ratio (9): 19%

(1) Source: IWSR 2004 – Western style spirits excluding ready-to-drink beverages (RTDs), wines and wine-based aperitifs – own brands only (no agency brands).  (2) Impact International – The world’s 100 top distilled spirit brands by volume (2004). (3) Source: IWSR 2004 - Western style spirits excluding RTDs, wines and wine-based aperitifs – own brands only (excluding agency brands) – Stolichnaya (distribution rights for the United States) included in the ‘new’ Pernod Ricard. (4) Source: IWSR 2004 – Own brands only (excluding agency brands and brands priced below $3 per bottle). (5) Estimates for 2004/2005 pro forma (after synergies). Wines and spirits only as shown in Note 22.2 to the consolidated accounts (6) Assuming Diageo exercises its option to buy the Montana New Zealand wines (except the Stoneleigh, Church Road and Corbans brands and their associated assets). Source: Pernod Ricard.After Synergies. (8) Wines and spirits pro forma figures for 12 months 2004/2005. (9) Commercial costs and overheads expressed as a percentage of consolidated pro forma turnover for 12 months 2004/2005.

Before acquisition

NET SALES
Excluding duties and taxes/in € millions

[CHART APPEARS HERE]

OPERATING PROFIT
In € millions

[CHART APPEARS HERE]

After acquisition

Pro forma
Pernod Ricard-Allied Domecq

[CHART APPEARS HERE]

Pro forma
Pernod Ricard-Allied Domecq

[CHART APPEARS HERE]

A presence on all continents

The acquisition of Allied Domecq significantly changes Pernod Ricard’s global presence. Supported by its key brands, the Group has strengthened itself in each segment of the Spirits sector. It has now risen to the position of the world’s 2nd largest Wine & Spirits group, No.1 outside the United States.

Pernod Ricard’s strengthened presence in North America and in Asia allows for an improved distribution of business activity, thus ensuring it has an increased presence in major Western markets: No.1 in Spain, Italy, France, and Japan; No.2 in Greece, the United Kingdom and Australia.

A strengthened position in North America, particularly in the United States

Pernod Ricard’s acquisition of Allied Domecq enables it to benefit from a stronger presence in North America (including Mexico): this is a key asset in order to succeed in the world’s largest Spirits market, the United States, where Pernod Ricard is now the 5th largest player with prestigious, high growth brands such as Malibu, Kahlúa, Hiram Walker, Beefeater, Stolichnaya (distribution rights), and Mumm Cuvée Napa in the wine sector.

North America thus accounts for 29% of Group sales. Pernod Ricard has also become a major player in both Canada and Mexico, where its volume market share increased from 2% to 21% and 25% respectively.

A leadership position in markets with growth potential

Pernod Ricard’s strategic objectives also include the exploitation of growth opportunities in emerging countries in Asia and South America.

The Group has taken on this challenge with its acquisition of Allied Domecq.

Pernod Ricard is the market leader in very promising markets: No.1 in Mexico, Brazil, Argentina, China, India, Thailand and Russia (excluding local players) and No.2 in Korea.

The Group’s evolution is particularly noticeable in Korea, where it has increased its market share to 35% from 3%.

(2)	Source: IWSR 2004 Total Category.

An enriched portfolio of brands

Pernod Ricard acquired some 2/3 of Allied Domecq’s Wine and Spirits portfolio.

Seven new key brands were among the brands joining Pernod Ricard, of which five are in the Spirits sector (Ballantine’s, Malibu, Kahlúa, Beefeater, Stolichnaya) and two in the Wine sector (Mumm and Perrier-Jouët).

These brands, together with Ricard, Chivas Regal, Havana Club, Jameson, Martell, The Glenlivet and Jacob’s Creek, constitute the 14 key brands of the new Pernod Ricard.

Ballantine’s

Ballantine’s, a whisky of international repute, is a blend 50 different malts. Distilled in Scotland for over a century, it is offered in a varied range: Ballantine’s Finest, Ballantine’s 12 years old, Ballantine’s 17 years old, Ballantine’s 30 years old…

Ballantine’s experienced strong growth in 2004/2005, which was particularly marked in Asia, notably in China and South Korea. The Premium and aged categories enjoyed the greatest progression, with Ballantine’s 21 years old enjoying a 47% growth in sales. The brand also enjoyed good results in South America: Mexico, Brazil, Chile, Venezuela and Colombia. On the other hand, it suffered a downturn in Europe, with the exception of Spain (+5%) and Central Europe, notably in Romania. The dynamism of the brand is driven by significant advertising, marketing and promotion expenditure in 2004/2005.

TV and billboard campaigns were deployed in 6 major Chinese cities. The “Go Play” campaign was launched in 56 countries in Europe and South America. The brand carried on its innovation policy with the launch of Ballantine’s Black Selected Malts in Spain.

White spirits

Stolichnaya

Stolichnaya, commonly called “Stoli”, is an authentic Russian vodka. In 2004/2005, Stolichnaya enjoyed strong growth in Canada (+23%) and relative stability in the United States.

These results were sustained by significant advertising, marketing and promotion expenditure.

The “Frozen” campaign was launched in October 2004, showing to what lengths Stoli drinkers are prepared to go in order to enjoy their vodka in the best possible way: frozen. This campaign was extended to the different brand flavours. Another significant innovation was the launch of “Stolichnaya elit”, a super-premium vodka.

Beefeater

Established 150 years ago, Beefeater was chosen as the world’s best gin last year by the “International Wine and Spirit Competition” (IWSC). The range includes London Dry Gin, WET by Beefeater and Crown Jewel by Beefeater. The brand registered its best performances in Canada, growing by 12%. With a 7% increase in sales in Spain, the brand continued to gain market share there, stabilising at about 30%.

14 key brands

12-month pro forma at 30 June 2005 Volume in millions of 9-litre cases

BALLANTINE’S	5.9
RICARD	5.9
CHIVAS REGAL	3.5
MALIBU (EXCL. RTD)	3.1
BEEFEATER	2.4
KAHLÚA (EXCL. RTD)	2.2
STOLICHNAYA	2.2
HAVANA CLUB	2.2
JAMESON	1.8
MARTELL	1.2
THE GLENLIVET	0.4
JACOB’S CREEK	7.4
MUMM/PERRIER-JOUËT	0.8

[GRAPHIC APPEARS HERE]

Advertising, marketing and promotion expenditure once again played an important role, as evidenced by the “BE unique, BE passionate, BE yourself” campaign. In addition, the brand maintained its position in the United States, despite a less favourable environment.

A markedly strengthened position in liqueurs

Malibu

Since its launch in 1980, this Caribbean white rum and coconut-based liqueur has experienced rapid success, with more than 300 million bottles sold in over 100 countries over the last 20 years. In 2004/2005, the brand achieved strong growth. Its double digit 11% sales growth is driven by Europe and North and South America.

New pineapple and mango flavours were launched in Europe and North America supported by a new advertising campaign. The newly launched Malibu Mango was awarded a double Gold Medal at the San Francisco World Spirits Competition.

Kahlúa

Recognised as the world’s best selling coffee liqueur, Kahlúa is one of the top 20 selling Spirits in the United States. More than 220 cocktails, among the most famous, are made from this liqueur. Kahlúa enjoyed a stable 2004/2005 year, with its “Everyday Exotic” campaign, launched at the end of 2004, achieving rapid success.

A prestigious category: champagne

Mumm

Mumm, the world’s No.3 champagne, has sparkled since 1827, when the Mumm brothers set up operations in Champagne. Mumm Cordon Rouge, recognisable by the red ribbon inspired by the French Legion of Honour, has been sold in France since 1875. In 1881, it became the first champagne to be exported to the United States. Mumm champagne is now served in over 80 countries. For 2004/2005, priority has been given to high value generating markets. Mumm recorded a 9% sales growth in France. In 2005, Mumm Grand Cru was launched in the United Kingdom.

Perrier-Jouët

Perrier-Jouët has been in existence for nearly 2 centuries. Founded in 1811, the House of Perrier-Jouët exported its first wine to England in 1815. Since 1840, Perrier-Jouët has sourced most of its grapes from the best vineyards in Champagne (Aÿ, Mailly, Avize and Cramant), whose reputation for excellence remains unrivalled to this date. In 2005, a more selective distribution reflects the Premium positioning of the brand, which has been a growth driver in Japan.

Wines of international repute

Pernod Ricard’s acquisition of Allied Domecq has made it a new leader in the Quality Wine market (sales price in excess of $3 per bottle), making the Group the world’s No.4 behind Constellation Brands, the group formed by the merger of the Foster’s Southcorp and E&J Gallo Winery. It diversified its existing portfolio of wine brands (whose main brand is Jacob’s Creek) with the addition of new high-growth brands such as Stoneleigh in the United Kingdom and New Zealand, Mumm Cuvée Napa in the United States, Graffigna in Argentina, and in Spain with the Allied Domecq Bodegas brands (No.1 Rioja wine in particular the Campo Viejo and Siglo brands) and the Marques de Arienzo brand.

[GRAPHIC APPEARS HERE]

IMPERIAL:

PREMIUM WHISKY IN KOREA

Imperial is now the undisputed No.1 Scotch whisky in Korea, with a nearly 30% share of that country’s whisky market. A new “Melting the Ice” campaign was recently launched to support the development of Imperial 17 years old and to strengthen the Premium image of the brand. Korean culture places great importance on personal relations, so the advertising has positioned Imperial as a way to connect socially, through meetings, exchanges and the sharing of experiences.

[GRAPHIC APPEARS HERE]

MALIBU
3.1 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Social and environmental
Pernod Ricard commits

[GRAPHIC APPEARS HERE]

[GRAPHIC APPEARS HERE]

responsabilities
itself and takes action

42	Interview with Patrick Ricard
44	Stakeholders: challenges and answers from the Group
46	Our shareholders
56	Our people
72	Our consumers and suppliers
76	Corporate citizenship
82	Our environment
88	Environmental impacts

interview with Patrick Ricard

[GRAPHIC APPEARS HERE]

Our commitment to sustainable development

What does the idea of social and environmental responsibility mean for Pernod Ricard?

For Pernod Ricard, sustainable development consists of reconciling economic efficiency, social equity, and the preservation of the natural environment in a framework of continuous improvement. Our development strategy is based on this perspective and that of respect for local cultures. Pernod Ricard has made commitments concerning the quality of its products, responsible consumption, and preserving its natural environment, as well as the quality of the relationships it maintains with its people, shareholders and suppliers. Honouring these commitments constitutes the key to the long term development of the Group and its brands.

What actions have you taken in the area of cultural sponsorship?

A cultural sponsorship commitment is above all a commitment from the heart, the embracing of a project that generates a shared enthusiasm. It also represents for the Group a desire to engage with the society and culture of its time. Since its foundation, the Group has strived to sustain different initiatives in the areas of arts and culture. This support has taken many forms: creation of an original work of art for the cover of each annual report, partnership with the future Musée du Quai Branly in Paris, support of the OstinatO orchestra and the Centre Pompidou water terraces.

You seem to pay particular attention to water. Why is that?

Yes, water is an important part of the Pernod Ricard heritage. It is used in all phases of the elaboration of our products and of course in their consumption. It is the source of life and, therefore, of creation. It is one of the key global stakes in the world of tomorrow, and as such, we attach great importance to it. For example, in 1966, we helped found the Oceanographic Institute on Embiez Island, France: it is still today the only private initiative in Europe concerned with the protection of the seas.

Our production sites constantly monitor the quality of water used in the manufacture of our products. In addition, we strive to minimise water consumption at our distilleries as much as possible. From an artistic point of view, we donated €1 million to the Centre Pompidou water terraces. Water is indeed at the heart of our concerns.

PERNOD RICARD BELIEVES THAT GLOBALISATION HAS A HUMAN FACE.

What is your approach concerning the responsible consumption of your products?

When consumed in moderation, alcohol constitutes a source of conviviality. Nevertheless, we are aware of the dangers associated with the inappropriate consumption of alcohol and we strive to promote the responsible consumption of our products. In France, Ireland and the United States in particular, the Group develops and participates in alcohol risks education, information and prevention initiatives directed at consumers. We are involved in many business associations such as the Portman Group in the United Kingdom and Entreprise et Prévention in France.

In France, Pernod Ricard collaborates directly with the Road Safety Authority to organise and finance education programmes. In the United States, the Century Council develops similar actions in order to fight drink-driving. More recently, a partnership in the same spirit was initiated with the Road Traffic Safety Association of China.

With the acquisition of Allied Domecq, you have increased your global presence and influence.

What is your international commitment to sustainable development?

Pernod Ricard believes that globalisation has a human face. Most of the Group’s products benefit from a defined and protected geographic appellation (AOC/IGP).

There are no risks of business relocations; on the contrary, localisations are respectful of culture, people and their natural environment. In 2003, Pernod Ricard committed itself fully to the “Global Compact”, demonstrating our ethical and social commitment to our clients, consumers, environment and workforce. This initiative was launched by Secretary General of the United Nations, Kofi Annan. The Global Compact encourages companies to co-operate in finding practical solutions to the contemporary problems of civic responsibility and sustainable development. Pernod Ricard is thus committed to adopting, maintaining and applying a set of fundamental values with respect to human rights, working conditions and the environment. The principles of the Global Compact apply to all Group subsidiaries worldwide.

stakeholders:
challenge and answers from the Group

MAIN OBJECTIVES

OUR SHAREHOLDERS

[GRAPHIC APPEARS HERE]

•	Ensure transparency and ethics in decision-making.
•	Promote shareholder wealth creation.
•	Inform shareholders in a direct and transparent manner.

OUR PEOPLE

[GRAPHIC APPEARS HERE]

•	Develop the personal well being and professional career paths of our people.
•	Motivate and Reward performance.
•	Encourage entrepreneurial spirit.
•	Promote diversity.
•	Promote social dialogue.

OUR ENVIRONMENT

[GRAPHIC APPEARS HERE]

•	Limit impact of Group’s activities on our environment (promote energy savings, recycling and preservation of water resources).
•	Extend certification process to all subsidiaries.
•	Promote the dissemination of best practice.

OUR CONSUMERS

[GRAPHIC APPEARS HERE]

•	Monitor quality of raw materials used.
•	Respond to evolution in tastes and modes of consumption.
•	Justify the premium status of our brands, through product quality beyond reproach.

OUR SUPPLIERS

[GRAPHIC APPEARS HERE]

•	Ensure compliance with ethical rules regarding workers rights.
•	Introduce assessment criteria on their environmental protection efforts.
•	Integrate environmental and social criteria into the Purchasing Department performance programme.

CORPORATE CITIZENSHIP

[GRAPHIC APPEARS HERE]

•	Contribute to the development of a positive globalisation.
•	Participate in the fight against discrimination.
•	Support humanitarian actions.
•	Promote an approach focusing on the prevention of the risks associated with alcohol consumption, notably directed at young adults.

GROUP RESPONSES

•	Since its foundation in 1975, Pernod Ricard has been attentive to the implementation of corporate governance principles.
•	Pernod Ricard makes available to its shareholders numerous information tools: the Entreprendre magazine, the Shareholder’s Guide, dedicated Internet web pages, toll free number, e-mail address…
•	Pernod Ricard share price has increased 33-fold from 1975 to 30 June 2005.
•	Pernod Ricard maintains a progressive dividend policy in favour of its shareholders (distribution of nearly one third of net profit to shareholders in the form of cash dividends).

•	2.2% of payroll dedicated to training over the last 12 months.
•	One in five staff of Permanent Employment Contract (PEC) recruitments resulted from internal transfers.
•	Remuneration competitiveness is regularly checked through remuneration surveys.
•	Most employees benefit from annual appraisal meetings.
•	40% of personnel participate in a profit sharing plan, which takes into account collective performance.
•	Group’s governing organisation principle is decentralisation, which enables all personnel to feel responsible for decisions taken at all levels of each subsidiary.
•	Recruitment of women increased by 10% over the last 18 months.
•	Group signed a Diversity Charter and participated in the launch of the “It will be possible” programme in France.
•	2/3 of the Group employees have access to collective representation.

•	Implementation of environmental management systems.
•	ISO 14001 certification policy.
•	Implementation of Group indicators.
•	Dissemination of good practice guides on the prevention of major risks (fire, accidental discharge).
•	Cross audits promoting the exchange of experiences.
•	Optimisation of energy yield and preparation of eco-friendly packaging design tools.

•	Constant innovation policy (130 people: researchers, engineers and technicians).
•	Controls at all phases of production, and storage, up to shelf display.
•	ISO 9000 certification policy for industrial sites.
•	Expert panels monitoring the organoleptic consistency of the Group’s brands.

•	Ethics charters devised for the Purchasing function and chief buyers, stipulating appropriate conduct and relations with suppliers.
•	Pernod Ricard annually assesses the performance of its suppliers at Group level in the light of ethical rules and respect for the environment.
•	Integrated a Sustainable Development module into the Purchasing training seminar in order to educate buyers in best practice.
•	Group ensures that, progressively, a “sustainable development” clause is to be included in the general purchasing terms and conditions for all its subsidiaries.

•	Most of the Group’s products benefit from a defined and protected appellation (AOC/IGP).
•	Involvement in research, notably by the Institut de Recherche et d’Étude des Boissons (IREB), founded in 1971 by Jean Hémard, then Chairman of Pernod.
•	Constant dialogue with public health authorities.
•	Strengthening internal control procedures for advertising.
•	Group associates itself with global initiatives seeking to restrict the consumption of alcohol by minors.
•	Various sponsorship initiatives: support of the musicians of the “Orchestre OstinatO”, and partnership with the Musée Georges Pompidou and the Musée du Quai Branly.
•	Active support for the victims of natural disasters in the Group’s markets (Tsunami in Asia…).

Our shareholders

Transparency, dialogue and wealth creation

INTERVIEW MATTHEW JORDAN,

Director – Wine & Spirits Equity Research since 1994, Dresdner Kleinwort Wasserstein

What has been the Group’s strategy until present?

MATTHEW JORDAN: The same as most Spirits groups, with two essential areas of differentiation, namely the acquisition of strong local brands in most markets, which will act as powerful distribution platforms for the Group’s international brands, and secondly, the decentralisation of decisions that promote an entrepreneurial spirit and team responsibility. I believe that it is these differences that have enabled Pernod Ricard to become No.2.

What is the impact of the share price evolution?

M. J.: Sales growth, coupled with the margin progression that followed the Seagram acquisition (and which should result from the Allied Domecq acquisition) has led to very strong wealth creation for shareholders. From 18 December 2000 (the day preceding the announcement of the Seagram acquisition) to 30 June 2005, the Pernod Ricard share price outperformed both the European drinks sector by 119% and the European stock market by 166%. From 4 April 2005 to 30 June 2005, the Pernod Ricard share price outperformed the European drinks sector by 13% and the European stock market by 17%.

How have the financial markets viewed the Allied Domecq acquisition?

M. J.: The acquisition of Allied Domecq was an audacious, but winning move by Pernod Ricard. It happened much sooner than I had expected: this strategy reduced the risk of a competitive offer. The current Pernod Ricard share price demonstrates that the markets have approved this high wealth-creating strategy. Sales should increase by more than 60%. Once the disposals have been completed, earnings per share should increase by over 20%. Pernod Ricard is thus well placed to face its next challenges: relaunching certain acquired brands, managing the decline of the European and Mexican markets and reducing its levels of debt.

CORPORATE GOVERNANCE

Corporate governance according to Pernod Ricard

Since its foundation in 1975, Pernod Ricard has been careful to apply the best practice of corporate governance. The Group attaches particular importance to the quality and competence of persons employed in its administrative and General Management structures. It ensures that the decisions taken are in the best interest of shareholders, while ensuring that the Group continues to operate as a going concern: shareholder value creation, transparency and ethics are central to all decisions made by Pernod Ricard management and control bodies.

Supervisory Bodies

The Board of Directors

•	Mission and composition

The Board of Directors determines the strategic direction of the Group and monitors its implementation, subject to powers conferred to the General Meeting of Shareholders by byelaws or by law. It is the corporate body that defines and controls the management of the Company. Together with General Management, it ensures the proper operation of the Company by working with the advice and recommendations of specialist committees.

The Board is composed of 14 directors. The Extraordinary General Meeting of 17 May 2004 decided to reduce the terms of the directors from 6 to 4 years. There are currently 5 independent Directors on the Board, who meet the criteria for independent Directors as set forth in the Corporate Governance Report, namely that: “a Director is deemed independent when he/she maintains no relationship of any nature with the Company, Group or its management, which may compromise his/her independence of judgement”.

At each of its meetings, the Board of Directors proceeds with a detailed review of the state of business: sales growth, financial results, debt and liquidity.

Management Structures

The Management of the Group is comprised of the Chief Executive Officer and two Deputy Chief Executives. The General Management hosts the meetings of the Executive Group Committee and the Management Committee of the Holding Company. Meetings with the direct subsidiaries are held three times a year. The budget and the three-year plan, the strategy and the financial statements are reviewed and approved by the Management Committee of the Holding Company.

Our shareholders

The Board of Directors

[GRAPHIC APPEARS HERE]

•	The Board of Directors from 1 January 2004 until 30 June 2005

The Board of Directors met 13 times, with an attendance rate of 92%.

The terms of two Directors, Patrick Ricard and Thierry Jacquillat, expired at the Annual General Meeting of 17 May 2004. The reappointment of Patrick Ricard was approved by Pernod Ricard shareholders, while no renewal of Thierry Jacquillat’s appointment was sought. In addition, Richard Burrows and Pierre Pringuet, Deputy Chief Executives, were appointed as Directors at the Combined General Meeting of 17 May 2004.

DIRECTORS

a	PATRICK RICARD
Chairman and Chief Executive Officer

b	RICHARD BURROWS
Deputy Chief Executive Officer

c	PIERRE PRINGUET
Deputy Chief Executive Officer

d	BÉATRICE BAUDINET
Permanent representative of société Paul Ricard

e	JEAN-CLAUDE BETON

f	JEAN-DOMINIQUE COMOLLI

g	LORD DOURO

h	FRANÇOIS GÉRARD

i	RAFAEL GONZALEZ-GALLARZA

j	FRANÇOISE HÉMARD

k	DIDIER PINEAU-VALENCIENNE

l	DANIÈLE RICARD

m	GÉRARD THÉRY

n	WILLIAM H.WEBB

The renewal of the mandates of Mrs. Danièle Ricard and Mr. Gérard Théry will be proposed to the shareholders at the Annual General Meeting of 10 November 2005.

The Board of Directors is served by three specialist committees:

STRATEGIC COMMITTEE

Chairman
PATRICK RICARD

Members
FRANÇOIS GÉRARD
RAFAEL GONZALEZ-GALLARZA
DANIÈLE RICARD

The Strategic Committee met 9 times in 2004/2005. Its main mission is the preparation of strategic decisions that are submitted to the Board of Directors for their approval.

AUDIT COMMITTEE

The Audit Committee was established on 29 January 2002

Chairman
DIDIER
PINEAU-VALENCIENNE
Independent Director

Members
FRANÇOIS GÉRARD
GÉRARD THÉRY
Independent Director

The Audit Committee met 8 times 2004/2005.

[GRAPHIC APPEARS HERE]

REMUNERATION AND APPOINTMENTS COMMITTEE

The Remuneration Committee was established on 28 February 2000.

On 17 March 2004, it became the Remuneration and Appointments Committee and was vested with additional missions.

Chairman
JEAN-DOMINIQUE COMOLLI
Independent Director

Members
LORD DOURO
Independent Director

DANIÈLE RICARD

Patrick Ricard, the Chairman of the Board of Directors, is also consulted on appointments. The Remuneration and Appointments Committee met 6 times in 2004/2005 with a 100% attendance rate.

Development of Remuneration and Appointments Committee

On 21 September 2005, the Board of Directors decided to split the Remuneration and Appointments Committee into two distinct committees.

REMUNERATION COMMITTEE

Chairman
JEAN-DOMINIQUE COMOLLI
Independent Director

Members
LORD DOURO
Independent Director

WILLIAM H. WEBB
Independent Director

APPOINTMENTS COMMITTEE

Chairman
JEAN-DOMINIQUE COMOLLI
Independent Director

Members
LORD DOURO
Independent Director

DANIÈLE RICARD

Mr. Patrick Ricard, the Chairman of the Board of Directors, is also consulted on appointments.

Management
structures

[GRAPHIC APPEARS HERE]

Group Executive Committee

The Group Executive Committee meets, under the direction of the General Management, to:

•	exchange information on the general activities of the Group and of each of its subsidiaries;

•	participate in the development of strategies and action plans;

•	coordinate the management of human and financial resources, quality control, research etc.

The General Management organises a meeting of the Group Executive Committee every month, as well as an annual general meeting during which the medium-term plan and Group strategy is reviewed, key positions are filled and managers with strong potential are identified.

The Group Executive Committee met 12 times in 2004/2005.

HOLDING

a	PATRICK RICARD
Chairman and Chief Executive Officer

b	RICHARD BURROWS
Deputy Chief Executive Officer

c	PIERRE PRINGUET
Deputy Chief Executive Officer

d	EMMANUEL BABEAU
Chief Financial Officer

e	BERNARD CAZALS
Adviser to General Management

f	YVES FLAISSIER
Human Resources Manager

g	JEAN-PAUL RICHARD
Marketing Manager

BRAND OWNERS

h	LIONEL BRETON
Chairman – Chief Executive Officer of Martell Mumm Perrier-Jouët

i	PIERRE COPPÉRÉ
Chairman – Chief Executive Officer of Pernod

j	PAUL DUFFY
Chairman – Chief Executive Officer of Irish Distillers

k	LAURENT LACASSAGNE
Chairman – Chief Executive Officer of Orlando Wyndham

l	CHRISTIAN PORTA
Chairman – Chief Executive Officer of Chivas Brothers

m	PHILIPPE SAVINEL
Chairman – Chief Executive Officer of Ricard

REGIONS

n	THIERRY BILLOT
Chairman – Chief Executive Officer of Pernod Ricard Europe

o	MICHEL BORD
Chairman – Chief Executive Officer of Pernod Ricard North America

p	PHILIPPE DREANO
Chairman – Chief Executive Officer of Pernod Ricard Asia

q	FRANCESCO TADDONIO
Chairman – Chief Executive Officer of Pernod Ricard Central and South America

r	PARAM UBEROI
Chairman – Chief Executive Officer of Pernod Ricard South Asia

Holding Company Committee

The Holding Company Committee meets, under the direction of the General Management, to:

•	exchange general information on the Group and on current and planned significant operations to be undertaken by the Holding Company’s functional departments;

•	prepare and coordinate operations to be implemented by the Holding Company;

•	prepare certain decisions that are the responsibility of the Group’s General Management.

The Holding Company Committee met 11 times in 2004/2005.

[GRAPHIC APPEARS HERE]

a	PATRICK RICARD
Chairman and Chief Executive Officer

b	RICHARD BURROWS
Deputy Chief Executive Officer

c	PIERRE PRINGUET
Deputy Chief Executive Officer

d	EMMANUEL BABEAU
Chief Financial Officer

e	GILLES BOGAERT
Audit and Business Development

f	BERNARD CAZALS
Adviser to General Management

g	JEAN CHAVINIER
Vice-President, Information Systems

h	PATRICE DESMAREST
Vice-President, Research Centre

i	IAN FITZSIMONS
Vice-President, General Counsel

j	ARMAND HENNON
Vice-President, Public Affairs – France

k	JEAN-PAUL RICHARD
Vice-President, Marketing

l	JEAN RODESCH
Vice-President, Institutional Affairs

m	JEAN-PIERRE SAVINA
Vice-President, Industrial Operations

n	FRANCISCO DE LA VEGA
Vice-President, Communication

o	YVES FLAISSIER
Vice-President, Human Resources

Our shareholders

The Pernod Ricard share
18-month fiscal year performance in review

The Pernod Ricard share price continued to progress in 2004/2005, up 49.7% over the 18-month period. This positive development reflects the confidence of financial markets after the successful integration of Seagram and the publication of good financial and commercial results. Other developments which were positively interpreted by the financial community include the pursuit of the rapid reduction of Group debt as well as its positioning in markets with strong potential.

•

The development prospects for Pernod Ricard have been welcomed by the financial community. The acquisition of Allied Domecq represents a unique opportunity for Pernod Ricard, especially since the Group successfully demonstrated its capacity to integrate and to relaunch brands when it acquired the Seagram assets.

•	The Pernod Ricard share price reached record highs after the Allied Domecq acquisition was announced, with the number of “buy recommendations” increasing continuously.

•	The share price closed at fiscal year end of 30 June 2005 at €132, up 49.7% for the 18-month fiscal year, compared to an increase in the CAC 40 index of 18.9%.

•	The Company’s market capitalisation also enjoyed unrivalled growth, increasing to €9.4 billion at 30 June 2005 from €3.2 billion in 2000.

THE ALLIED DOMECQ EFFECT: PERNOD RICARD SHARE PRICE FROM April to June 2005

Date	01/04	06/04	14/04	21/04	29/04	06/05	16/05

Closing share price (€)	108.2	117	118.6	124.8	116.5	119.1	119.5

Date	23/05	30/05	06/06	13/06	20/06	24/06	30/06

Closing share price (€)	123.6	124.6	125.5	132.9	133	134.4	132

PERNOD RICARD SHARE
TICKER IDENTIFICATION

Codes
ISIN: FR0000120693
Bloomberg: RI FP
Reuters: PERP.PA
Datastream: F :RCD

Overview
of the Pernod Ricard share

Pernod Ricard, created from the merger of the Pernod and Ricard companies, is listed on the Euronext Paris SA First Market (Premier Marché) of the Paris Stock Exchange, eligible for deferred settlement.

Pernod Ricard shares are also traded in the United States, since 1993, as ADRs (American Depositary Receipts), sponsored by the Bank of New York.

Pernod Ricard is a component of the CAC 40 index, accounting for 1.04% of this index value, reflecting its ranking as 30th in terms of market capitalisation (position at 30 June 2005). The share is also eligible for an Employees Savings Plan. As of 1 July 2005, the Pernod Ricard fiscal year will begin on 1 July and end on 30 June.

18-MONTH SHARE PRICE PERFORMANCE

	Trading volume (thousands)	Trading value (€ millions)	Avg. price (€)	Higher price (€)	Lower price (€)	Closing price (€)

January 04	8,053	702	87.17	90.40	84.10	87.50
February 04	8,813	836	94.84	99.20	88.50	98.75
March 04	8,193	802	97.83	101.10	94.55	99.00
April 04	6,754	703	104.13	108.10	99.10	105.30
May 04	8,903	931	104.59	108.40	101.80	103.50
June 04	5,470	570	104.15	107.40	100.80	105.10
July 04	6,769	701	103.62	107.40	96.40	99.50
August 04	5,360	541	100.86	102.80	99.10	101.60
September 04	8,120	827	101.79	107.20	98.40	106.90
October 04	6,173	662	107.25	110.10	105.10	108.50
November 04	4,947	555	112.23	114.80	106.80	112.30
December 04	4,903	554	112.98	115.30	111.30	112.70
January 05	7,330	809	110.36	114.80	106.20	108.60
February 05	7,475	809	108.27	111.60	104.00	108.00
March 05	6,677	732	109.63	112.90	107.60	107.70
April 05	19,358	2,269	117.20	125.90	103.50	117.50
May 05	5,932	719	121.29	126.40	117.10	125.50
June 05	11,980	1,582	132.09	140.00	124.70	132.00

Shareholder value creation
is a chief concern for Pernod Ricard

Progression of the Pernod Ricard share price since
1 January 2004

Shareholder value creation represents a main focus for Pernod Ricard and is reflected in the share price growth achieved and cash dividends paid. The Pernod Ricard share price has increased 33 fold between 1975 (average adjusted Pernod Ricard share price in January 1975 of €3.95) and 30 June 2005 (€132).

EVOLUTION OF THE PERNOD RICARD SHARE PRICE IN RELATION TO THE CAC 40 index since 1 January 2004

2004/2005	Closing value at 30.06.2005	Lowest closing value since 01.01.2004	Highest closing value since 01.01.2004	Variation in closing value since 01.01.2004*

Pernod Ricard	€132	€85.30	136.10	+49.7%

CAC 40	4,229.35	3,484.84	4,240.18	+18.9%

* Final closing price 2003 compared to the closing price at 30 June 2005.

Evolution of aggregate cash dividend payments over the last 5 years

[CHART APPEARS HERE]

There was a greater than 53% increase in shareholders’ net remuneration between 1999 and 2003

* Figures restated taking into account the increase in share capital with effect from 13 February 2003 arising from the granting of one new free share for each existing four shares, with the new shares entitled to 2002 fiscal year dividends.

[GRAPHIC APPEARS HERE]

Taking into account the exceptional 18-month duration of the 2004/2005 fiscal year, the Board decided to pay two instalments and one balance. The first instalment, amounting to €0.98 per share, was paid out on 11 January 2005, while the second instalment, amounting to €1.16 per share, was paid out on 7 June 2005.

The payment of the balance will occur after it has been approved by the General Meeting of 10 November 2005, convened to approve the 2004/2005 18-month period accounts.

Our
shareholders

[GRAPHIC APPEARS HERE]

Special edition of Entreprende for the Group’s 30th Anniversary.

[GRAPHIC APPEARS HERE]

Pernod Ricard’s Corporate Website is an important source of information for Shareholders.
http://www.pernod-ricard.com

A privileged relationship with shareholders

Real time notification

Pernod Ricard is committed to notifying its shareholders in a direct and transparent manner. It therefore makes available various documents and an Internet site to its shareholders and organises meetings and discussions with its shareholders throughout the year.

•	Meeting our shareholders

Pernod Ricard values meetings with its shareholders. The General Meeting of 17 May 2004 held in Paris, France was an important occasion for dialogue between the Group’s General Management and the 1,250 shareholders present. In November 2004, Pernod Ricard ran a booth at the Salon Actionaria which provided visitors with information on the Group, its activities, performance and development prospects.

•	Various information tools

Entreprendre: a magazine specifically dedicated to our shareholders Every six months (in March and November) Pernod Ricard publishes Entreprendre, a magazine for its shareholders. This magazine provides a more detailed and comprehensive review of the Group’s strategy and ambitions than could be achieved through a Shareholder’s Letter. Entreprendre also provides the latest news, brand news and key financial information.

Entreprendre is published in English, French and Spanish, and can be received by contacting Pernod Ricard Shareholder Services.

Internet: Real time information
The Pernod Ricard web site at www.pernod-ricard.com is updated on a daily basis and offers access to all company information. The Shareholders’ page provides real time share price data. The site also enables users to watch, on a live or recorded basis, the proceedings of the General Meeting and provides all key financial information, such as the presentation of the interim and fiscal year-end results.

Users can access all press releases and press kits online, as well as all documents provided at press conferences and analyst information meetings. In addition, Annual Reports since 1999, the Entreprendre magazine and the Pernod Ricard Shareholder’s Guide can be downloaded.

In 2004, Pernod Ricard was voted best corporate internet site in terms of content by a panel of 6,000 Internet shareholders assembled by Boursorama, and ranked overall 7th best out of 116 reviewed. The shareholders were impressed by the positive image it projected for the Group, thanks in part to the clarity and timeliness of the information provided and its organisation into user-friendly headings. The web site was also awarded the 2005 TopCom Bronze Medal, based on an assessment by industry specialists.

The Pernod Ricard Shareholder’s Guide
Pernod Ricard has developed a specific guide for shareholders, which explains in user-friendly terms everything related to the Group, share and shareholders, including initiatives for shareholders.

•	An immediate response to shareholder queries

Shareholders may submit a query by sending an email to actionnaires@pernod-ricard.com. Shareholder Service is committed to replying to shareholder queries in the shortest time possible.

Queries as well as documentation requests may also be submitted by dialling 33-1-4100-4100 for calls from outside France and 0800-880-953 (toll free) for calls from within France.

Registered shareholders
Pernod Ricard has devised a buy/sell procedure for registered shareholders in collaboration with Société Générale, the Company’s transfer agent. Registered shareholders in France can trade in Pernod Ricard shares by calling Société Générale toll free on 0800-119-757.

Participating and voting at General Meetings
All Pernod Ricard shareholders, regardless of their shareholding, may vote at a General Meeting convened by the Board of Directors.

Pernod Ricard informs its shareholders of meetings through notices published in a French official publication, the Bulletin des Annonces Légales Obligatoires (BALO), in a daily newspaper qualified to receive legal notices and in the national business and financial press.

Shareholders registered at least five days before the date of the Meetings may attend, be represented at them or vote by mail.

Bearer shareholders wishing to be represented or to vote by mail must freeze their shares five business days prior to the date of the Meetings with Pernod Ricard, or a designated financial institution.

Mail-in votes are taken into account only if the forms are received by Société Générale or Pernod Ricard at least three days before the Meetings. Mail voting forms can be obtained from Pernod Ricard.

Admission passes to Meetings are available to all shareholders upon request to Pernod Ricard or a designated financial institution, subject to, for bearer shareholders, the presentation of a certificate of ownership.

[GRAPHIC APPEARS HERE]

SHAREHOLDER’S
AGENDA

2005/2006 1st quarter sales
10 November 2005

Combined General Meeting
10 November 2005

2005/2006
interim sales
9 February 2006

2005/2006
interim financial results
23 March 2006

2005/2006
9 months sales
11 May 2006

No.1
website in the “Content” category (1)

(1) Panel Boursorama 2004.

Our people

Development, loyalty, social dialogue

The presence of Pernod Ricard’s employees and managers around the world enriches the Group with their varied skills and cultures. Their performances are enhanced by the Group’s decentralisation and its shared values: conviviality and simplicity, entrepreneurial spirit, integrity and commitment. The Group’s social policy, which is based on principles of transparency and understanding, promotes accountability and professional development. The Group is committed to acting as a responsible corporate citizen and has signed many charters to this effect.

Q & A WITH CLARE WOOD,
Marketing Manager, Global Chivas Regal,
Chivas Brothers

What do you believe are the values that make Pernod Ricard unique?
CLARE WOOD: Responsibility, confidence, personal development and conviviality. These are the specific values that explain why I have become very attached to the Group since my arrival some two years ago. In less than one year, I was assigned the task of launching Chivas 18 years old, one of last year’s major events. Subsequently, I was assigned an important magazine and airport advertising campaign. This display of confidence is both inspiring and motivating.

Have you been supported in these responsibilities?
C. W.: Since my arrival at Pernod Ricard, I have always been supported by my manager and the Human Resources Department. Naturally, this support has been important at key moments when I took on new responsibilities. However, the very way in which the Group is organised has afforded me solid support in order to achieve my objectives.

In what way is this organisation effective?
C. W.: It is effective because it is decentralised. We have a highly successful global network. For example, Chivas Regal 18 years old has developed a partnership with the Bloomberg international financial media group. After discussions with Pernod Ricard USA, we manage relations with this group directly, and are currently testing this solution with Pernod Ricard Asia and Pernod Ricard UK. I enjoy working in this type of organisation very much.

[GRAPHIC APPEARS HERE]

Clare Wood

12,304
employees and managers
(at 30 June 2005)

961
external recruits
(from 1 July 2004 to 30 June 2005)

Our people are at the center of our focus

Career development and internal mobility

One of Pernod Ricard’s major objectives is to provide its people with a stimulating job and to enable them to build their careers while offering them a fair remuneration. We offer a stimulating career within the framework of a permanent employment contract (these contracts account for 92% of all Group employment contracts). Launched in March 2003, Pernod Ricard’s intranet site facilitates internal mobility within the Group: personnel may consult job offers from all subsidiaries worldwide. These offers are updated on a real time basis in order to guarantee transparency and openness, two fundamental principles characterising the Human Resources policy of Pernod Ricard. As a result, internal transfers represent 7.5% of all new permanent employment contract recruits in 2004/2005, a proportion that increases to 21% for managers.

Similarly, personnel career development also constitutes a major focus for Allied Domecq. Reporting employment offers on its Intranet site represents one of its main tools to encourage internal mobility.

Annual appraisal meetings: management listens to employees

Setting out a customised career path is achieved through exchanges between employees and their managers. In 2004/2005, more than half of the Group’s employees, including 75% of managers, received an annual appraisal, with the following objectives:

•	joint performance review and formulation of general assessment;

•	definition and formalisation of objectives to be achieved in the coming year;

•	determination of training needs in relation to objectives;

•	dialogue around possible career path development taking into account the aspirations of employees;

•	updating the content of skills and responsibilities;

•	assessment of skills development needs.

[GRAPHIC APPEARS HERE]

ALLIED DOMECQ’s people

The acquisition of Allied Domecq will lead to the integration of new personnel in the Group. At 30 June 2005, Allied Domecq employed a workforce of 8,239, of which 1,237 were recruited in the year. This workforce, as well as all data relating to Allied Domecq in this section, takes into account all employees and managers, except those transferred or to be transferred to Fortune Brands pursuant to the Framework Agreement. Figures refer to the twelve months from 1 July 2004 to 30 June 2005.

Testimonial

[GRAPHIC APPEARS HERE]

HUMAN RELATIONS ARE A TOP PRIORITY

Pernod Ricard enables us to fully deploy our potential. We are not talking about a formula, but rather the ability to operate in this Group without being constrained by a set of processes. It is the human relations and individual contributions of each and every person that matter above all. Nobody is seeking to change you, to transform you into some type of robot. On the contrary, we have the potential to develop work with our own character – and I believe that is what most characterises life at Pernod Ricard.

Paul Campbell,
Group Director – Seagram’s Gin.

Our people

2.2%
of payroll is
dedicated to training

Developing skills

Training for all

Pernod Ricard is committed to developing the skills of its people at all of its subsidiaries. Training is an integral component of Human Resources management, and accompanies personnel throughout their career with two major objectives in mind:

•

to ensure the professional development of each employee by providing an abundance of skills favourable to the development of his/her career, as well as to the development of the Group. The Group can therefore rely on teams whose know-how is adapted to the development of its activities;

•	to ensure his/her personal development through exposure to the cultural diversity of a Group with an international dimension.

Training concerns all socio-professional categories and all areas of specific expertise and tasks, particularly commercial activities, languages, office systems, the Internet and managerial skills.

Training programmes tailored to each subsidiary

In accordance with the Group’s principle of decentralisation, most training programmes are organised by the subsidiaries, which decide on the policy, the programmes and the means to devote to training. Nevertheless, Pernod Ricard encourages them to develop training programmes, even in those countries where it is not mandatory, in order better to adapt to the constant development of their business environment. Local integration courses are essential to the transmission of the fundamental values and culture of the Group, and contribute, in the long term, to the cohesion of the Group.

A €9 million investment

Over the last 12 months, Pernod Ricard has invested €9 million in training, amounting to 2.2% of the total payroll and €738 per employee. This enabled the Group to provide 204,600 hours of training in 2004, a significant increase compared to 2003, concerning primarily important programmes at the Group’s major subsidiaries, particularly those based in the United States, India, Brazil and Australia. The commitment of subsidiaries to training was also driven over the last year by the requirement of the Group that they present a specific annual budget for training as well by the decision of the Pernod Ricard European Committee to make training a major theme at its last general meeting. The budget increase also reflects the discussions between the Holding company and the subsidiaries on how to carry over training costs in accordance with French law.

	Training time (hours)		Average time per person

	18 months 30.06.2005	12 months 30.06.2005	18 months 30.06.2005	12 months 30.06.2005

France	52,840	33,235	19.0	12.3

Europe (excl. France)	84,288	50,434	18.3	11.1

Americas	98,995	61,695	38.5	24.3

Asia-Pacific	70,471	59,194	30.9	25.0

Total/Average	306,594	204,558	25.1	16.8

	Training costs ( € thousands)		Average amount per person ( € )		Training budget as a % of payroll

	18 months 30.06.2005	12 months 30.06.2005	18 months 30.06.2005	12 months 30.06.2005	18 months 30.06.2005	12 months 30.06.2005	12 months 30.06.2003 *

France	3,877	2,419	1,394	897	2.2%	2.1%	2.8%

Europe (excl. France)	6,580	4,068	1,432	892	2.9%	2.7%	1.9%

Americas	1,983	1,222	771	481	1.8%	1.7%	0.8%

Asia-Pacific	1,692	1,269	743	535	1.6%	1.8%	1.5%

Total/Average	14,133	8,978	1,156	738	2.3%	2.2%	1.9%

* The increase in reported training costs outside of France is due in part to better reporting of such costs, particularly regarding the Americas.

[GRAPHIC APPEARS HERE]

Seagram India’s workforce of 352 received an average of 70 hours of training each during the year.

Customised training and exchanges of expertise

International training centre

Located at Château de La Voisine, near Paris, France, the Pernod Ricard Professional Training Centre (PRPTC) offers a complete set of complementary training programmes to managers with strong potential from all its subsidiaries in three languages: English, French and Spanish. These training programmes focus on the Wine & Spirits business, and cover all areas of Group activity, including marketing, sales, manufacturing, finance, purchasing, human resources, Quality-Environment-Safety, negotiations, and mass distribution. The PRPTC promotes the exchange of expertise within the Group and constitutes a place for important meetings between personnel of various nationalities and cultures.

A programme dedicated to young international university graduates

In order to accompany the acceleration of its global development and to prepare future generations of managers, Pernod Ricard wishes to attract the best university graduates from around the world. Promoting pluralism and diversity through its recruitment and career management also constitutes an important factor in the Group’s growth and success.

A dedicated programme was implemented in 2005 and contributes to this global development. Its ambition is to attract and integrate young graduates within the Group to manage their careers in an international setting, to implement an international mobility plan from the moment they are hired and to encourage multicultural experiences. It is through these dynamics that Pernod Ricard hopes to become better known at major colleges and universities.

In order to ensure successful integration, the programme provides that each new recruit will take part in a Group -wide standard integration seminar. These young graduates will also benefit from PRPTC training. Over time, this programme will enable Pernod Ricard to rely on managers from different geographic regions of the world, who have enriched their expertise through international experience.

[GRAPHIC APPEARS HERE]

ALLIED DOMECQ

LOCAL TRAINING AND COURSES FOR MANAGERS

At Allied Domecq, personal and professional development was also considered as a key to sustainable success, a conviction that is reflected in the considerable investment made in training. In the past year, more than 3,000 managers and employees were trained. Employee training courses are for the most part undertaken locally, while managers benefit from different courses within the Atlas programme.

12 months 30.06.2005	Training costs (€ thousands)	Average amount per person (€)

France	492	985

Europe (excl. France)	1,122	400

Americas	3,640	1,026

Asia-Pacific	289	244

Total/average	5,544	690

[GRAPHIC APPEARS HERE]

Testimonial

SIMPLE AND DIRECT CONTACTS

Simplicity is an important value at Pernod Ricard. In concrete terms, this means that one can easily approach others and benefit from direct and spontaneous contacts. Generally speaking, arrogance is not tolerated in the Group. Even with managers at the higher levels, it is easy to contact people and discuss matters simply with them.

Tove Pernrud, Human Resources Deputy Director – Pernod Ricard Europe.

Our people

[GRAPHIC APPEARS HERE]

EMPLOYEES SOCIAL CAUSES: A BUDGET OF €5 MILLION

Pernod Ricard has set aside €5 million for its employee social causes, including events organised for Group employees, various expenses for staff children, tickets and contributions enabling access to sporting and cultural activities and holidays, amounting to 1.2% of payroll. These figures reflect the Group’s commitment, beyond its legal obligations, to provide additional benefits to its personnel.

Recognising individual performances

A stimulating remuneration policy

Pernod Ricard employs a remuneration policy whose goal is to attract, build loyalty and motivate the skills and talents of each of its employees. This policy must both be internally consistent and competitive in relation to the market. Remuneration surveys are therefore carried out on a regular basis.

The progression in base salary is based on the degree of fulfilment of all the demands of the job. The Group also deploys a comprehensive bonus scheme for managers of Management Committees, based on the achievement of both quantitative objectives (set for the subsidiaries) and qualitative objectives (set for individuals).

Variable, performance-based remuneration

Since its creation, the Group has always encouraged its subsidiaries to promote variable remuneration plans based on their performances and/or those of their personnel. In France, for example, personnel have for many years received part of their remuneration through bonus schemes based on the performance of each subsidiary. In addition, a large majority of Group personnel worldwide receive bonuses based on their performances, both individually and collectively.

Employee shareholders and stock options at all levels

Pernod Ricard encourages employee shareholders fostering a sense of belonging to the Group while maintaining the advantages of a very decentralised organisation. Over 25% of the Group’s workforce currently holds Pernod Ricard shares, directly or indirectly though mutual funds.

For over 10 years now, a stock option distribution programme has been in place for senior managers as well as all employees demonstrating exceptional performances, regardless of their hierarchical level. This programme currently applies to more than 3% of the Group’s workforce, with shares attributed, once again, on the basis of subsidiary results and individual performance assessment.

Social security charges

The Group covers the social security charges of its subsidiaries up to, and sometimes beyond its legal obligations. In France, these charges amount to an average of 23.2% of personnel salaries, with the employer contributing an average of 48.1%.

Recognition of collective performances: profit sharing and company saving plans

Pernod Ricard wishes to link its people’s remuneration to its growth in order to guarantee in an equitable way its development and that of its people. Overall, 4,950 Group personnel benefit from some form of profit sharing plan, including all of its employees in its French subsidiaries.

Between 1 July 2004 and 30 June 2005, some €27 million in profit sharing benefits were paid out including, €11.1 million and €10.7 million in separate profit sharing

€27 million
paid to profit sharing

25%
of Group employees
are shareholders

plans in France. These are essentially interim payments on the total amount which will be distributed after the 2nd half of 2005 for the exceptional 18-month 2004/2005 period. In addition, over the same period, the Group contributed €2 million to various company saving plans.

Mutual loyalty

Uniting values

Pernod Ricard participates actively in the personal development of its employees and encourages them in return to apply in practice these five key values:

Conviviality

At Pernod Ricard, conviviality strengthens team cohesion and facilitates the sharing of information. Hence, exchanges between countries, subsidiaries and above all people are encouraged. Conviviality is a value naturally shared at all levels by everyone. It is above all a state of mind.

Simplicity

Within Pernod Ricard, teams are of a manageable size and hierarchy is reduced, enabling everyone to express their point of view openly and without hindrance.

Entrepreneurial spirit

Pernod Ricard considers every employee to be a local expert, and has therefore chosen to focus on decentralisation. Decisions are thus taken as close to the field as possible. This system encourages initiative and creativity. The entrepreneurial spirit of everyone at Pernod Ricard is expressed on a daily basis.

Integrity

All employees are encouraged and trained to work in an ethical and transparent manner. Shareholders, customers and consumers may therefore have full confidence in the reliability of information disclosed by the Group and its involvement in the local community.

Commitment

Pernod Ricard employees are proud of their products and are committed to respecting and developing the Group brands ; the Group is in turn committed to respecting its employees and their cultural diversity.

A common charter applicable to all subsidiaries

Launched in 2003, the Pernod Ricard Charter’s mission is to formalise the principles by which the Group functions: objectives, principles of organisation, Code of Ethics, values, roles and responsibilities, modes of operation. Translated into 11 languages, it has been the subject of special presentation meetings and has been very well received by all Group personnel.

[GRAPHIC APPEARS HERE]

ALLIED DOMECQ

VALUES AT THE HEART OF A SYSTEM OF RECOGNITION

Allied Domecq’s policy of remuneration and recognition intrinsically linked individual performance with regional or subsidiary performance. Its main achievement was the implementation in 2004 of a qualitative bonus system that combined objectives set by management with the respect of key Group values. The overriding principle was expressed in one phrase: “What matters is not only what we achieved, but how we achieved it.”

[GRAPHIC APPEARS HERE]

Yves Saeur, mechanical technician.

Our people

78%
of Group personnel
are employed
outside of France

(1)

Note: Allied Domecq data is at 30 June 2005 or for the 12-month period preceding this date and concerns all employees of the Group, except those transferred to Fortune Brands pursuant to the Framework Agreement.

Group employment data

Increasing internationalisation of Group workforce

At 30 June 2005, Pernod Ricard Group employed a workforce of 12,304 on a permanent employment contract (PEC) and fixed-term employment contract (FTEC) basis, a slight increase of 0.4% compared to 31 December 2003. The Group’s workforce is spread out amongst 75 subsidiaries, and the share of personnel employed outside France, currently at 78%, continues to rise.

BREAKDOWN OF PERNOD RICARD WORKFORCE BY GEOGRAPHIC REGION at 30 June 2005

[CHART APPEARS HERE]

Total Group workforce: 12,304

BREAKDOWN OF ALLIED DOMECQ WORKFORCE BY GEOGRAPHIC REGION at 30 June 2005(1)

[CHART APPEARS HERE]

Total Group size: 8,239

Breakdown of Group workforce by employment type

The average age of Group employees is 40 years and one month. Men and women have an identical average seniority of 10 years and 5 months.

BREAKDOWN OF PERNOD RICARD WORKFORCE BY EMPLOYMENT TYPE at 30 June 2005

[CHART APPEARS HERE]

BREAKDOWN OF ALLIED DOMECQ WORKFORCE BY EMPLOYMENT TYPE at 30 June 2005

[CHART APPEARS HERE]

[GRAPHIC APPEARS HERE]

MUMM
0.6 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Our people

Breakdown of workforce by employment contract type

At 30 June 2005, the Group employed 950 employees and managers on a FTE basis, comprising 7.7% of its workforce. Oceania accounted for 35.5% of all fixed-term contracts, due to the need for a seasonal workforce during the grape harvesting season.

BREAKDOWN OF PERNOD RICARD WORKFORCE BY EMPLOYMENT CONTRACT TYPE at 30 June 2005

	France	Europe (excl. France)	Americas	Asia-Pacific	Total

PEC	2,597	4,328	2,416	2,013	11,354

FTEC	98	319	196	337	950

Total	2,695	4,647	2,612	2,350	12,304

BREAKDOWN OF ALLIED DOMECQ WORKFORCE BY EMPLOYMENT CONTRACT TYPE at 30 June 2005

	France	Europe (excl. France)	Americas	Asia-Pacific	Total

PEC	499	2,699	3,561	1,185	7,944

FTEC	30	116	109	40	295

Total	529	2,815	3,670	1,225	8,239

Limited recourse to temporary workers

Pernod Ricard employs as few temporary workers as possible. At 30 June 2005, they accounted for 5.4% of the Group’s workforce. The average term of temporary worker contracts is 23 days.

Personnel movements: net decrease in departures

PEC employee departures decreased by 17% Group-wide between 2003 and 1 July 2004 to 30 June 2005, while PEC additions in Asia increased by 21% during this time.

BREAKDOWN OF PERNOD RICARD WORKFORCE ADDITIONS (1)

	France			Europe excluding France			Americas

	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

PEC	155	87	193	683	429	374	355	177	451

FTEC	357	255	288	648	395	363	1,083	534	273

Total	512	342	481	1,331	824	737	1,438	711	724

	Asia-Pacific			Total

	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

PEC	535	343	284	1,728	1,039	1,302

FTEC	767	402	444	2,855	1,586	1,368

Total	1,302	745	728	4,583	2,622	2,670

(1) External recruitments and internal transfers.

BREAKDOWN OF PERNOD RICARD WORKFORCE DEPARTURES

	France			Europe excluding France			Americas

	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

Resignation	71	44	51	384	234	238	146	105	77

Transfers	35	13	85	78	18	14	12	9	12

Redundancies	39	8	40	237	104	147	45	16	61

Other	133	72	74	93	67	105	122	62	103

Retirement	115	62	57	45	25	31	37	23	29

Death	4	2	9	7	7	1	4	3	—

Sub total PEC	397	201	316	844	455	536	366	218	282

Sub total FTEC	304	229	262	608	429	314	946	470	189

Total	701	430	578	1,452	884	850	1,312	688	471

	Asia-Pacific			Total

	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

Resignation	323	198	209	924	581	575

Transfers	13	5	5	138	45	116

Redundancies	38	29	12	359	157	260

Other	39	30	16	387	231	298

Retirement	7	7	5	204	117	122

Death	1	—	—	16	12	10

Sub total PEC	421	269	247	2,028	1,143	1,381

Sub total FTEC	545	290	411	2,403	1,418	1,176

Total	966	559	658	4,431	2,561	2,557

From mid-2004 to mid-2005 Allied Domecq hired 1,237 PEC employees, primarily in North America, while 1,208 left the company.

BREAKDOWN OF ALLIED DOMECQ WORKFORCE ADDITIONS

	France	Europe (excl. France)	Americas	Asia-Pacific	Total

PEC	23	174	942	220	1,359

FTEC	204	335	305	20	864

Total	227	509	1,247	240	2,223

BREAKDOWN OF ALLIED DOMECQ WORKFORCE DEPARTURES

12 months 30.06.2005	France	Europe (excl. France)	Americas	Asia-Pacific	Total

Resignation	17	116	354	125	612

Transfers	1	6	13	63	83

Redundancies	—	60	204	81	345

Other	13	33	140	7	193

Retirement	1	10	43	—	54

Death	—	1	3	—	4

Sub total PEC	32	226	757	276	1,291

Sub total FTEC	201	271	326	14	812

Total	233	497	1,083	290	2,103

Additional measures for employment redundancy plans

Within the framework of the Martell & Co Job Saving Plan validated in 2003, only voluntary departures were recorded over the last 18 months. The plan terminated on 30 June 2005.

50 employees at the Chivas Brothers Kilwinning bottling plant slated for closure accepted a transfer to another site; the remaining 24 went into early retirement or were made redundant.

The Jan Becher subsidiary in the Czech Republic terminated 14 positions. These redundancies were accompanied by employee reclassification measures.

A low employee turnover rate

The Group employee turnover rate, below 5%, reflects the high degree of employee satisfaction with their employment and their attachment to Pernod Ricard.

PERNOD RICARD PERSONNEL TURNOVER RATE BY EMPLOYMENT TYPE

Turnover rate

Production and distribution workers	2.79%

Office employees	6.49%

Foremen and supervisors	6.31%

Managers	3.65%

Total	4.89%

Allied Domecq had a 2004/2005 pro forma turnover rate of 7.6%

-11.7%
reduction in the frequency (1) and -20% reduction in the seriousness (2) of accidents in the workplace
(for the period from 1 July 2004 to 30 June 2005 vs 2003)

under 5%
Staff turnover within the Group

(1)	Frequency: (number of workplace accidents causing a stoppage/number of hours worked) x 1,000,000.
(2)	Seriouness: (number of working day’s absence after an accident/number of hours worked) x 1,000.

[GRAPHIC APPEARS HERE]

Hélène de Tissot, Fiscal Director.
Group Pernod Ricard Holding.

Our people

SOCIAL REPORTING
A HUMAN RESOURCES GUIDANCE TOOL

Inspired initially by the French social reporting, the Group has put in place and developed social reporting that enables it to collect and analyse an important amount of personnel data from each of the Group’s subsidiaries each semester. This standardised data is a monitoring tool for important indicators at both Head Office and subsidiary level, as well as a tool to identify potential areas for improvement on a global or regional basis. Finally, it enables the formulation of directives in the area of social policy, in comparison with industrial sector best practices.

AVERAGE WORK YEAR LENGTH

PERNOD RICARD

Number of hours worked	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

France	2,405	1,551	1,583

Europe (excl. France)	2,645	1,768	1,779

Americas	2,763	1,837	1,945

Asia-Pacific	3,001	2,003	1,950

Group average	2,681	1,784	1,795

OVERTIME AS A PERCENTAGE OF TOTAL HOURS WORKED

	18 months 30.06.2005	12 months 30.06.2005	12 months 31.12.2003

France	0.2%	0.2%	0.2%

Europe (excl. France)	2.1%	2.4%	1.6%

Americas	4.1%	3.9%	4.6%

Asia-Pacific	3.5%	2.7%	3.1%

Group average	2.6%	2.4%	2.2%

ALLIED DOMECQ PRO FORMA

12 months 30.06.2005	Work year (hours)

France	1,641

Europe (excl. France)	1,706

Americas	1,770

Asia-Pacific	2,094

Group average	1,887

12 months 30.06.2005	Overtime as a % of total of hours worked

France	1.1%

Europe (excl. France)	2.4%

Americas	1.6%

Asia-Pacific	5.6%

Group average	2.4%

AVERAGE NUMBER OF PERNOD RICARD PART TIME PERSONNEL

	12 months 30.06.2005	12 months 31.12.2003

France	95	104

Europe (excl. France)	164	142

Americas	7	7

Asia-Pacific	27	20

Group average	293	273

The Group employed 293 personnel on a part time basis between July 2004 and June 2005, equivalent to 179 PEC personnel.

No information could be compiled on the average number of Allied Domecq pro forma part time employees.

Health and safety: reduction in both the frequency and severity of workplace accidents

WORKPLACE ACCIDENTS, PERNOD RICARD GROUP

EVOLUTION OF WORKPLACE ACCIDENTS FREQUENCY RATE

[CHART APPEARS HERE]

EVOLUTION OF WORKPLACE ACCIDENTS SEVERITY RATE

[CHART APPEARS HERE]

Work accidents down by 11.7% and the severity of workplace accidents down by 20% between 2003 and 1 July 2004 to 30 June 2005.

WORKPLACE ACCIDENTS, ALLIED DOMECQ PRO FORMA

12 months 30.06.2005	Number of accidents with stoppage	Frequency rate	Severity rate

France	32	39.0	0.46

Europe (excl. France)	43	9.0	0.17

Americas	25	4.0	0.09

Asia-Pacific	65	26.2	0.13

Total/average	165	10.9	0.14

ABSENTEEISM PER MOTIVE AT 30 JUNE 2005 (NUMBER OF DAYS), PERNOD RICARD

	Illness	Maternity leave	Workplace accidents	Travel accidents	Other	Total days	Absenteeism rate

France	21,934	1,895	2,368	486	2,171	28,854	5.46

Europe (excl. France)	23,063	7,934	528	NC	1,774	33,299	3.22

Americas	9,808	631	1,717	NC	1,004	13,160	2.19

Asia-Pacific	5,161	4,875	2,510	NC	905	13,451	2.25

Total/ average	59,966	15,335	7,123	NC	5,854	88,764	3.22

(1)	Workplace accident frequency rate (number of accidents with stoppage/number of hours worked) x 1,000,000.
(2)	Workplace accident severity rate (number of days missed from an accident/number of hours worked) x 1,000.

[GRAPHIC APPEARS HERE]

Ghislaine Demarconnay, Machine Operative.

10%
increase in women recruits in 2004/2005

More than 2/3
of employees benefit from a personnel representative

MARTELL
1.2 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

ABSENTEEISM PER MOTIVE AT 30 JUNE 2005 (NUMBER OF DAYS)
ALLIED DOMECQ PRO FORMA

	Illness	Maternity leave	Workplace accidents	Travel accidents	Other	Total days	Absenteeism rate

France	3,435	523	376	NC	34	4,368	4.01

Europe excl. France	11,657	6,983	829	NC	398	19,867	3.11

Americas	14,269	4,513	551	NC	641	19,974	2.37

Asia-Pacific	4,507	3,990	322	NC	5	8,824	3.03

Total/ average	33,868	16,009	2,078	NC	1,078	53,033	2.80

Gender parity

Pernod Ricard is committed to equal employment opportunities for men and women. In France, this commitment is reflected in a 4% increase over the last 18 months in the proportion of women employed by the Group. Over this same period, the proportion of women recruits increased by 10%.

EVOLUTION OF FTEC WOMEN RECRUITS
PERNOD RICARD

	12 months 30.06.2005	12 months 31.12.2003

France	32.7%	31.4%

Europe (excl. France)	36.2%	35.0%

Americas	29.1%	30.7%

Asia-Pacific	33.4%	32.6%

Total/average	33.4%	32.8%

EVOLUTION OF FTEC WOMEN RECRUITS
PERNOD RICARD

	12 months 30.06.2005	12 months 31.12.2003

Production and distribution workers	7.1%	14.8%

Office employees	50.2%	53.4%

Foremen and supervisors	36.2%	24.5%

Managers	28.3%	25.6%

Total/average	38.5%	35.0%

PROPORTION OF WOMEN EMPLOYED
ALLIED DOMECQ PRO FORMA

12 months 30.06.2005	% of women

France	29.7%

Europe (excl. France)	34.5%

Americas	34.0%

Asia-Pacific	13.6%

Total/average	30.8%

[GRAPHIC APPEARS HERE]

Pascale Vigeant,
Machine Operative.

[GRAPHIC APPEARS HERE]

Alain Freneix, Machine
Operative.

Our people

Disabled employees

Pernod Ricard employed 89 disabled workers in France at 30 June 2005.

Supporting youth training and employment

Pernod Ricard is a signatory of the French Apprentice Charter, in partnership with the French Business Institute. Through this commitment, the Group hopes to facilitate the young graduates’ access to the job market by offering them training positions. This arrangement is also a vital asset for Pernod Ricard, enabling it to recruit its future employees at a very early stage and educate them in the Group’s culture and operations.

Adherance to the Diversity Charter

Following the commitments made by Pernod Ricard in 2003 through its adherance to the United Nations “Global Compact”, the Group signed, at the end of October 2004, the “Business Workplace Diversity Charter”. This charter, which has also been signed by forty other major French corporations, is aimed at encouraging businesses to mirror the various components of French society within their workforce. Indeed, companies represent one of the most important means for social integration and ascension.

The Charter bans discrimination when recruiting, but also during training and professional development, and requires that this principle be complied with, and actively promoted within the workforce.

•

In order to achieve this, Pernod Ricard and its French subsidiaries have communicated extensively on these commitments with their personnel in order to educate all employees and to ensure that management take the commitments into account.

•

Since the beginning of 2005 and for a period of one year, Pernod Ricard has participated in the IWBP (“It will be possible”) campaign, aimed at enabling young graduates from deprived areas to obtain interviews leading to employment or training.

Marie-France Bessaguet, Machine Operative.

[GRAPHIC APPEARS HERE]

Social dialogue

EMPLOYEE REPRESENTATIVES

More than 2/3 of the Group’s workforce have employee representatives who represent their best interests at meetings with senior management.

PERNOD RICARD

12 months 30.06.2005	Workforce represented	Percentage of workforce represented

France	2,696	97%

Europe (excl. France)	2,585	57%

Americas	1,727	68%

Asia-Pacific	1,262	53%

Total	8,270	68%

ALLIED DOMECQ PRO FORMA

12 months 30.06.2005	Workforce represented	Percentage of workforce represented

France	500	100%

Europe (excl. France)	2,367	84%

Americas	1,504	42%

Asia-Pacific	853	72%

Total	5,224	65%

European Works Council

The EU 25, which took effect on 1 May 2004, expanded the scope of the European Union, where some 60% of the Pernod Ricard workforce is employed. The Pernod Ricard European Committee (PREC), with its 20 delegates, met in June 2004 in Scotland at Chivas Brothers, and three times in “restricted committees” during the 18-month period. During these meetings, participants discussed the Group’s results and prospects, emphasising the related social aspects. Training was another key element of the themes discussed in 2004, and as of April 2005, the focus was on the acquisition of Allied Domecq.

Allied Domecq also had its own European Committee (ADEC), which was established in 1996, and comprised 13 members from 10 different countries, each elected for a term of three years. ADEC meetings were held once a year with Allied Domecq senior European management to exchange information on business activity, development strategy and related social aspects from an EU perspective. This comprehensive information was then shared with all employees at European distribution and support operations. The last meeting of ADEC was held on 22 July 2005 in the presence of Pernod Ricard and Fortune Brands. The two Groups seeking to acquire Allied Domecq were present to respond to delegates’ questions.

[GRAPHIC APPEARS HERE]

Delegates at the Global HR meeting in Athens.

[GRAPHIC APPEARS HERE]

Jenny To, Chief Financial Officer,
Pernod Ricard China.

Our consumers and suppliers

Quality & innovation

Pernod Ricard attaches great importance to innovation, which enables existing brands to evolve and allows for the creation of new brands, each with their own environmental and sensory attributes. With respect to suppliers, the Group maintains partnership relations based on concrete requirements and regular monitoring in terms of ethics and sustainable development.

[GRAPHIC APPEARS HERE]

Q & A WITH
JOHN PHILIP BADAMI,
Group director,
Promotional Services Division, Graphography LLC (supplier of advertising and promotion support to Pernod Ricard USA)

What are the details of your relationship with Pernod Ricard USA?
JOHN PHILIP BADAMI: All Graphography production facilities working for Pernod Ricard USA, regardless of their location, are aware of the need to comply with social, economic and environmental requirements. The process is controlled by manufacturers in our network through three-step audits, discussions and detailed reviews of compliance with the code of conduct.

In concrete terms, what obligations are imposed by this code of conduct?
J. P. B.: Our suppliers do not employ children or prisoner forced labour, and they set limitations on the work time of their employees. Their employees are guaranteed regulatory health and safety conditions, are paid a fair wage, and benefit from social assistance, day-care services for children and other facilities. Our manufacturers also prohibit discrimination and observe good environmental protection practices.

How do you assess suppliers?
J. P. B.: The assessment is made in accordance with local laws and regulations, as well as with our own code of good conduct. We also require all our suppliers to provide us with testimonials and references from other reputable clients, whose requirements in terms of social responsibility are the same as ours.

Offering consumers products of quality beyond reproach

Permanent innovation

Pernod Ricard continually seeks to innovate and launch new products. The most important asset for each Group product is the brand, followed by its sensory attributes: colour, smell and taste. The complete consistency between the brand, its environment and its attributes guarantees its continued consumption and is therefore the ultimate aim in the creation of any new product. For example, the Gloss de Suze brand, launched by Pernod SA in 2005, evokes in France a glamorous, rich, happy and sparkling environment. The harmony between the vivid red colour, the richness of the cherry and the bite of the ginger provides body to the environment created by this brand.

Conquering new markets

Innovation at the Pernod Ricard Group primarily results from the efforts of the marketing and commercial teams, responsible for introducing brands and tastes in new markets: Chivas Regal in China, Martell in the United States, Pernod throughout the world, Havana Club in Europe, Olmeca in Russia. For the most part, these international rollouts have been remarkably successful.

In terms of products, innovation based on the creation of new sensory attributes has been entrusted to the Pernod Ricard Research Centre and development centres in subsidiaries. Many Group products have successfully imposed their unique personality upon their launch, such as Soho, a product with an intense taste and great mixing potential.

Areas of investigation

Offering spirits with reduced alcohol content.

Whisky, brandy, cognac and rum can be mixed with citrus and other fruit juices, as well as with various creams and liqueurs (coffee, chocolate…). A new liqueur is thus created, based on the spirit whose name it carries, but which is more accessible to new consumers or those preferring drinks with a lower alcohol content.

[GRAPHIC APPEARS HERE]

PERNOD RICARD
RESEARCH CENTRE

STRATEGIC MISSIONS FOR THE GROUP

The Pernod Ricard Research Centre (PRRC) has been invested with the following strategic missions by the Group: to ensure the conservation and conformity of the formulas of its top brands, and carry out regular assessment on the quality of its products. In collaboration with the Group’s marketing teams, PRRC propose breakthrough innovations to develop new products and packaging. It ensures technical assistance to Own Brand subsidiaries for the elaboration processes of products and their packaging. It carries out longer term studies and research projects in partnership with public research centres all over the world. PRRC is currently financing many projects devoted to the maturing of spirits in oak casks, the distillation of cognac and the elaboration of tequila and white wines, in collaboration with doctoral candidates.

Our consumers and suppliers

[GRAPHIC APPEARS HERE]

Cécile Chayvialle,
packaging technician.

SCIENTIFIC ADVICE:
OPINION OF EXPERTS

Members of the Group Scientific Committee provide their advice to Group General Management on research projects presented to it by PRRC. This Committee comprises eminent academic specialists in critical scientific fields: raw materials, microbiology, chemical analysis, technology, sensory formation and analysis, and food safety.

THE CARDBOARD
CHAIN

CAREFUL MONITORING OF ACTIONS FOR THE PRESERVATION OF THE ENVIRONMENT

The Group is a major consumer of cardboard and pays great attention to the actions taken by this industry in order to preserve the environment. One half of the Group’s cardboard needs are currently met by a renewable source – forests managed with a view to sustainable development – whereas the other half of its needs are met through recovered and recycled paper and cardboard. The Group’s continual optimisation of its production equipment also reduces undesirable environmental impacts: for example, management of water and energy consumption and re-use of by-products.

30%
of Wine & Spirits growth between 1992 and 2003 resulted from new products
(Source: IWSR)

41 sites
certified out of 62
(at 30 June 2005)

Product quality control

In order to guarantee first rate products for our customers, each Own Brand subsidiary has developed a quality assurance system in accordance with the ISO 9001 international standard. At 30 June 2005, 41 of the Group’s 62 sites were certified. A detailed risk analysis, carried out in accordance with the “HACCP” (Hazard Analysis Critical Point) method, has given rise to the implementation of control plans at all production stages, from the selection of raw materials to the presentation of finished products in stores. In order to guarantee the consistency of the sensory profile, which is an essential condition to satisfy our consumers and therefore gain their loyalty, our top 26 brands are assessed each semester by a Group expert panel, in close collaboration with subsidiaries. Every year, the Group’s QSE Department mandates an independent specialist organisation to assess the quality of presentation in stores of the Group’s strategic brands. This audit is carried out in the Group’s main markets (Europe, Asia, United States), and offers a comparison to the main rival brands.

Sharing our ethics with our suppliers

A sustainable approach

Pernod Ricard has implemented an ethics charter for its Purchasing Department, which specifies the framework by which they must operate. In addition, Pernod Ricard integrates the performances of its main subsidiaries in the area of sustainable development into its relationships with those subsidiaries.

Assessment of suppliers’ performance

The Group uses suppliers certified by internationally recognised standards, such as ISO. Each subsidiary has put into place a performance assessment system for their suppliers. This data, since the 2nd half of 2005, is centrally collected and analysed on a yearly basis.

Pernod Ricard optimises economic efficiency by establishing long term partnerships, monitoring compliance with contracts in order to achieve competitive advantages in terms of cost, quality, service and innovation.

Contractual commitments

The Group recommends that all subsidiaries’ general purchasing terms and conditions include a ‘Sustainable Development’ clause (see below). It requires that Group subsidiaries demand commitments from their suppliers on respecting fundamental social and environmental rights, and ensure that these are applied. For example, the Pernod SA Charter of Fundamental Rights – Pernod SA provides that “the Supplier undertakes to comply with the provisions of international labour conventions, and in particular the eight fundamental conventions of the ILO (International Labour Organisation), relating to trade union rights, non-discrimination and equality of remuneration, child labour and forced labour. The Supplier will also comply with the ILO standards with respect to freedom of association, minimum employment age and workplace health and safety regulations.”

Customers: a diversified network

The Group is not significantly technically or commercially dependent on other companies, suppliers or customers. It is not subject to any particular confidentiality restriction and has the necessary assets to operate its activities. By its nature, Pernod Ricard’s clientele is particularly fragmented, and sales are made through three different channels:

•	major supermarket chains;

•	wholesalers;

•	the CHR network (cafés, hotels, restaurants).

The distribution of sales between these three channels may vary from one market to another, with major supermarket chains accounting for most of the Group’s sales in France, and wholesalers accounting for all of the Group’s sales in the United States. The major customers for each distribution channel vary from one country to another. Therefore, the Group’s top 10 customers do not account for more than 20% of its sales.

Perspectives

ACCENTUATE THE GROUP’S SUSTAINABLE DEVELOPMENT INITIATIVE WITH ITS SUPPLIERS WITH A VIEW TO:

•	actively encouraging our suppliers to adhere to commitments in the area of sustainable development;

•	ensuring compliance with ethical obligations as regards workers’ rights;

•	integrating environmental and social criteria in our suppliers’ performance assessment programme;

•	integrating a Sustainable Development module in the Purchasing training seminar in order to sensitise buyers.

PERNOD RICARD’S TOP FIVE SUPPLIERS

Perspectives Pernod Ricard’s top five suppliers for 2004/2005, were Owens-Illinois (glass group), Field Packaging (cardboard box suppliers), Rockware Glass (glass group), Guala (caps group) and Saint Gobain Emballage (glass group). These suppliers accounted for €229 million of Pernod Ricard’s purchases.

GENERAL PURCHASING CONDITIONS

Example of a sustainable development clause

“Materials and production methods must respect the environment and comply with employment legislation and safety standards, as well as provisions ensuring the safety of users and consumers. The Supplier undertakes to comply with applicable French and European provisions, including without limitation, French Decree N° 98-638 dated 20 July 1998 (relating to the environmental requirements for designing and manufacturing packaging) for which the Supplier will provide signed declaration of conformity.”
Extract of General Purchasing Conditions for Advertising and Promotion Supports – Pernod SA.

[GRAPHIC APPEARS HERE]

Corporate
citizenship

Listening to a demanding world

Pernod Ricard is responsive to its environment and extends its social and societal commitment by fighting against discrimination, contributing to the development of positive globalisation and supporting humanitarian causes. The Group also endeavours to prevent risky alcohol consumption, particularly by young adults. Sponsorship is another way for the Group to take part in its environment and interact with it.

[GRAPHIC APPEARS HERE]

Q & A WITH DU LIAN-ZHU,
General Secretary – Road Traffic Safety Association of China

How has road safety evolved in China?
DU LIAN-ZHU: With the significant increase in road traffic over these last few years, we have seen an increase in road accidents and more particularly those arising from drink driving. Chinese public authorities have therefore strengthened regulations in this area by enacting a stricter law on 4 May 2004.

What is your objective?
D. L.-Z.: To educate the public about the dangers of drink driving. We want to provide the public with both the knowledge and the means to avoid high-risk behaviour. In this regard, we launched a major information campaign in Beijing, Shanghai and Canton, which will be gradually extended to other cities.

What role does Pernod Ricard play in this initiative?
D. L.-Z.: Pernod Ricard supported us in the distribution of over one and a half million educational booklets through the press. These booklets reiterate the law and offer practical advice to promote responsible behaviour, such as the “designated driver” principle. These initiatives will soon be strengthened. For a Wine & Spirits producer such as Pernod Ricard, this is an important and very worthy commitment. From the beginning of its presence in China, Pernod Ricard has demonstrated its social responsibility. Its contribution to our efforts will certainly lead to an improvement in road safety in China.

[GRAPHIC APPEARS HERE]

300,000
certified breathalyser tests
dispensed to consumers
each year

1/3
drop in accidents
involving Group
vehicles since 2002
(30% objective exceeded)

Alcohol and society: a pro-active and constructive approach

An understanding of health and societal expectations

Since its creation, the Pernod Ricard Group has engaged in a pro-active and constructive approach to understanding the health and societal expectations regarding alcohol consumption. Understanding, preventing, acting: these are the three governing principles that drive Pernod Ricard’s social responsibility policy, which has been constructed in collaboration with the Group’s partners over the last 30 years.

A commitment to research

Established in 1971 by Jean Hémard, then Chairman of Pernod, the Institut de Recherche et d’Étude des Boissons (IREB) is an unique example of a private body conducting research on alcohol. It is financed by companies operating in the sector but has a fully independent scientific council, and it funds, single-handedly or together with public authorities, internationally recognised research. Its 17th scientific symposium, held in October 2004 on Embiez Island, France and hosted by the Ricard company, highlighted the essential role of research in understanding the effects of alcohol on health and people.

A dialogue with public health authorities

In 2004 and the 1st half of 2005, the Group undertook an in-depth dialogue with public health authorities, including an exchange between Patrick Ricard, Group Chairman and Chief Executive Officer and Robert Madelin, European Union Deputy Chief Executive for Health and Consumer Protection, during the Amsterdam Group’s 2nd European forum on responsible drinking. As a result, Pernod Ricard is taking part in the European Policy Centre round table which will end in late 2005. The objective of this forum, which is supported by the European Union, is to define areas of convergence between beverage producers, European health authorities and non-governmental organisations in order to reduce risks of alcohol and its social damage.

RESEARCH
CO-FINANCING INTERNATIONAL STUDIES

The French Institut de Recherche et d’Étude des Boissons co-sponsored the major European School Survey Project on Alcohol and Drugs (ESPAD) Report relating to the consumption of alcohol and drugs by teenagers aged 12 to 18 years, which was carried out in 35 different countries. This report was released at the end of 2004, and constitutes a vital assessment tool for European health authorities. In addition, it has helped Pernod Ricard develop an increasingly responsible commercial approach to young people. Accordingly, the Group is currently supporting research initiated in the United States by the Century Council to understand the increasing consumption of alcohol by young women under the age of 21, while alcohol consumption by young people is generally stable or dropping.

ROAD SAFETY
IN CHINA

[GRAPHIC APPEARS HERE]

Mr. Du Lian-Zhu, General Secretary – Road Traffic Safety Association of China and Philippe Guettat, Chairman and Chief Executive Officer of Pernod Ricard China.

AN INITIATIVE WELCOMED BY THE PRESS

A pioneering initiative by Pernod Ricard and the Road Traffic Safety Association of China has been warmly welcomed by the local press. This initiative was all the more necessary in a country where cars, road networks and holiday getaways have enjoyed strong growth. Du Lian-Zhu, General Secretary of the Road Traffic Safety Association of China, and his main associates, paid a visit to the Pernod Ricard world headquarters in Paris in June 2005 in order to gain a better understanding of the Group’s policy regarding safe driving for both its employees and consumers.

Corporate citizenship

[GRAPHIC APPEARS HERE]

UNITED STATES SUPPORTING THE WORK OF THE CENTURY COUNCIL

The Century Council defines and implements initiatives to combat drink driving and alcohol consumption by minors. In order to help with this campaign, Pernod Ricard’s subsidiaries have entered into partnerships with the Council in over fifteen states, with particular interest in educating students.

THE AMSTERDAM GROUP

A EUROPEAN FORUM FOR PRODUCERS AND INTEREST GROUPS

The Amsterdam Group (TAG) is a non-profit European alliance of leading producers of beer, wine and spirits. Established in 1990, it works in collaboration with the European Union and special interest groups on social problems related to excessive or inappropriate consumption of alcohol, such as under age drinking, drink driving and related health issues. The Amsterdam Group has developed standards for commercial communications and industry self-regulation, and Pernod Ricard fully complies with these standards.

Ethical marketing according to Pernod Ricard

The Group believes that responsible commercial communication is based on the conviction that the ethical dimension is an integral part of the brand’s marketing mix. This ethical dimension requires the strict compliance by each employee, manager and associated service provider with applicable laws, regulations and industry self-regulatory codes. Each employee is thus a co-owner of, and is co-accountable for, the Group’s ethical commitments with respect to advertising communications. Internal control mechanisms monitor Pernod Ricard campaigns before they are launched and complement national and jurisdictional self-regulation mechanisms. In 2004, of all the advertisements reviewed by the internal control mechanism, only 5% were rejected and 17% modified. Independent external observers have noted the rigorous compliance of Pernod Ricard brands with advertising ethics, despite the highly competitive environment of this sector.

In 2004 and 2005, Pernod Ricard was involved in the implementation of new industry self-regulation rules, which included a tightening of control and public communication procedures:

•

Chivas Brothers’ support for the new responsible marketing and advertising code of the Scotch Whisky Association (United Kingdom) and Pernod Ricard Belgium’s support the convention relating to advertising conduct;

•

Irish Distillers’ participation in the development, with public authorities and professional organisations, of a code of self-restraint for sponsorship and the exposure of minors to billboards and audiovisual advertisements in Ireland;

•

Pernod Ricard’s adherance to the Bureau de Vérification de la Publicité (BVP) in France in order to increase compliance with the new code of self-discipline initiated by the Entreprise & Prévention association;

•

implementation of control mechanisms prior to the release of any advertising campaigns in Spain at the initiative of the Spanish Federation of Spirits (FEBE), presided over by Bruno Rain, Chairman of Pernod Ricard España;

•

Pernod Ricard’s participation in the advertisement control committee of the Distilled Spirits Council of the United States (DISCUS), which hears complaints and publishes an assessment report every semester.

[GRAPHIC APPEARS HERE]

PREVENTION: BEYOND LEGAL OBLIGATIONS

Pernod Ricard’s initiative with respect to prevention often goes beyond compliance with legal obligations. In accordance with the spirit of industry commitments that forbid any links between brand advertising and driving, the Group has decided to refrain from sponsoring any forms of motor racing, even though new communication opportunities were arising in this area, particularly in the United States.

JACOB’S CREEK
7.4 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Corporate citizenship

ALCOHOL CONSUMPTION AND DRIVING

SALES EXECUTIVES LEAD THE WAY

Pernod Ricard sales executives are the ambassadors of its commitment to promote responsible alcohol consumption and safe driving. As such, they are expected to set a good example with respect to their own consumption, driving, and more generally compliance with safety regulations. The quantitative goals set in 2002 with the French road safety authority, aimed at reducing accidents involving Group vehicles by 30% over 3 years, have already been exceeded.

INNOVATE TO IMPROVE ACTIONS

“THE DRIVER DOES NOT DRINK”

Beyond collective initiatives, Pernod Ricard seeks to develop its own innovative initiatives to combat drink driving. The Group has signed a three-year partnership charter with the French road safety authority, and each year takes part in the promotion of sobriety by associating its brands with thousands of celebrations under the theme “the driver does not drink”. The Group always encourages its consumers to assess their blood-alcohol level before driving a vehicle. Each year, sales executives from Pernod and Ricard distribute approximately 300,000 certified breathalyser tests to the general public.

Young people and drink driving: two global, top priority actions

Pernod Ricard is convinced that a significant reduction in alcohol risks is possible by focusing on action programmes directed towards the more vulnerable members of society and avoidable situations.

Pernod Ricard’s aim is to minimise the underage access to, and consumption of, alcohol, and to eliminate anti-social behaviour arising from intoxication. The Group takes part in many global initiatives limiting underage access to alcohol at purchase and consumption points, including the Portman Group “proof of age” programme in the United Kingdom and the Century Council “No ID, No Sale” programme in the United States. The latter organisation has also just launched a very popular prevention programme aimed at 10-14 year olds and their parents.

Another of Pernod Ricard’s major priorities is road safety. In this area, initiatives promoting the practice of a designated (sober) driver have multiplied, particularly in Europe, with the support of the Group: in the United Kingdom (“I’ll be Des”), France (“C KI KI Conduit”), Spain (“un conductor para la noche”), and Ireland (“Drive straight and designate”).

A partnership with the Chinese road safety authority
As part of the exchange of best practices within the Group, on 25 April 2005 Pernod Ricard China entered into an active partnership with the Road Traffic Safety Association of China focusing on the prevention of drink driving. This association was launched with the initial distribution in Beijing, Canton and Shanghai of one and a half million copies of an educational booklet that informs readers of the effects of alcohol consumption on driving and the importance of complying with the law, and popularises the concept of the designated driver.

Cultural sponsorship

Supporting art and culture

Since its foundation, the Group has supported important projects promoting art and culture. This support has taken many forms: sponsoring the Centre Pompidou water terraces, creation of an original work of art for the cover of each annual report, and more recently a partnership with the future Musée du Quai Branly in Paris.

These cultural sponsorships have in particular enabled the Centre Georges Pompidou to acquire, with the financial support of the Group, the “Tunnel Head”, a sculpture by Julio Gonzales. This acquisition was part of the partnership initiated in 1998 with the Centre Georges Pompidou.

Sponsorship of the OstinatO chamber orchestra
In addition to its mission of preserving contemporary heritage, the Group has decided to encourage young musicians by sponsoring the Atelier OstinatO. Founded in 1997 by its conductor, Jean-Luc Tingaud, this chamber orchestra is composed of young musicians under 25 years of age.

OstinatO enables them to continue their professional training as orchestra musicians during one or two seasons, while performing in public on a regular basis, in particular at Paris’ Opéra Comique.

Partnership with the Musée du Quai Branly

Pernod Ricard has just entered into a partnership with the Musée du Quai Branly in Paris. Dedicated to the arts and civilisations of Africa, Asia, Oceania and the Americas, this museum will present previously scattered premier works of art in a single location. Its opening is scheduled for the beginning of 2006.

The Espace Paul Ricard, a reference in contemporary art
Dedicated to exposing young talent in the heart of Paris, the Espace Paul Ricard has become a reference point for contemporary art in France. The Group also provides financial support to international art exhibitions. In 2005, Ricard and Pernod Ricard USA sponsored a Daniel Buren exhibition at the Guggenheim museum in New York City.

Humanitarian assistance

Mobilisation in aid of the tsunami victims

After the catastrophic tsunami that struck South and South East Asia on 26 December 2004, Pernod Ricard contributed €800 000, which was distributed as follows:

•	€600 000 to the International Committee of the Red Cross and the Secours Catholique;

•

€200 000 donated by Pernod Ricard Asia, Pernod Ricard India and Periceyl (Pernod Ricard Sri Lanka) to local associations to show the Group’s solidarity with the Sri Lankan, Indian and Thai populations affected by the disaster.

Drinking water tanks for Turtle Island – Haiti
Turtle Island is located to the North-West of Haiti. It is a particularly poor region, alternately affected by severe drought and tropical storms, such as hurricane Jeanne, which hit the area in 2004. In 2005, Pernod Ricard made a financial contribution of €65,000 to APPEL, an international association promoting solidarity that strives to improve the living conditions of many children in the world, such as in Haiti.

This contribution will enable the construction of 65 drinking water tanks on Turtle Island, and will greatly improve the living conditions of the island’s 36,000 inhabitants, 50% of which are less than 15 years old. They will serve to facilitate access to drinking water on the island, which has no natural water source and insufficient infrastructure.

[GRAPHIC APPEARS HERE]

The water terraces at the Centre Georges Pompidou.

Pernod Ricard assists with the construction of drinking water tanks on Turtle Island.

[GRAPHIC APPEARS HERE]

Our environment

Preserving natural resources

The Group’s environmental approach is embedded within Pernod Ricard’s integrated policy entitled “Quality Safety Environment” (QSE), implemented by each subsidiary under the QSE Department. It seeks to promote the development of sustainable achievements, particularly by promoting energy savings, recycling and the preservation of water resources. Pernod Ricard is a signatory of the Global Compact, and actively seeks to obtain ISO 14001 certification for all its industrial sites.

[GRAPHIC APPEARS HERE]

Q & A WITH KRICHNA KUMAR,
DNV India, Certification Services

What was your role in the certification of the Seagram Distillery production site in India?
KRICHNA KUMAR: We are an independent certification body, and as such, our auditors monitored the implementation of control systems at Seagram Distillery Private Limited (SDPL), in Nashik. They were able to witness its efforts first hand, and DNV India certified its QSE and Food Safety control systems.

How would you characterise the work accomplished?
K. K.: SDPL has continually progressed in the management of its control systems, as reflected in its successive certifications: HACCP standard, ISO 14001 in 1996, OHSAS in 1999, ISO 9001 in 2000. The unit has also just been awarded Orange Zone Unit status by the Pollution Control Office of the state of Maharashtra: it is the only distillery in the country to have received this status, and was also awarded the bronze medal at the “Greentech Awards for Environment and Safety Performance”.

How does Pernod Ricard India rank in its sector of activity?
K. K.: DNV India has granted ISO 14001 certification to over 560 companies, including 48 food and beverage companies. Pernod Ricard India is the only company to have acquired all QSE certifications. All its effluents are treated on site, which is unique in this country. These results illustrate the efficiency of Pernod Ricard India’s QSE policy and its commitment to achieve its “zero pollution, zero waste” objective, and make it a model in terms of “best practice”.

[GRAPHIC APPEARS HERE]

A new industrial scope

Beyond the requirements of the French NRE (New Economic Regulations) law, the Pernod Ricard Group is committed to providing its stakeholders with information enabling them to define the environmental impact of its activities and to identify problems and solutions, in a comprehensive approach to sustainable development.

This year, the Group’s communication took place in a particular context characterised by:

•	the change in fiscal year-end from December to June, resulting in an exceptional 18-month fiscal year;

•	the extension of the reporting scope defined by the NRE law to the whole world, instead of only Europe, as was the case in 2003;

•	the recent acquisition of the Allied Domecq Group, which will have a very significant impact on the size and geographic distribution of the Group’s industrial activities.

Group production increased by 4.6%

The Group operates 62 major production sites in brand producing countries, most of which are on an easily manageable scale, employing a workforce of 50 to 100. Five European sites, one in Ireland and four in Scotland, are classified as SEVESO “high threshold”, given the inflammable nature of alcohol and the significant volume of maturing whisky stored there. However, the risk of explosion is low, given that the whisky is stored in small containers (200 to 500 litre oak casks). The Group production increased by 4.6% and reached 680 million litres over the last 12 months. This production activity is directly linked to the agricultural sector which provides the raw materials used in the production of beverages. The most important are grains (216,000 tonnes) and grapes (199,000 tonnes). The Group does not operate any industrial activities in eco-sensitive areas.

Real estate, production plants and equipment

The Group’s main properties in the world are its 62 major industrial sites (distilleries, maturation facilities, bottling and distribution centres), its office buildings and its vineyards (located primarily in Australia, Argentina, Brazil and Georgia).

At 30 June 2005, these assets had a net book value of €868 million. Given the decentralized organisation of the Group, each Brand Owner subsidiary operates one or more plants and allocates its production accordingly.

The Group’s three main bottling centres handle 37% of volume production:

•	Chivas Brothers – Paisley, Scotland (whisky bottling);

•	Orlando Wyndham – Rowland Flat, Australia (wine bottling);

•	Pernod Ricard USA – Lawrenceburg, Indiana, USA (gin and spirits bottling).

over 25%
of the Group’s sites are ISO 14001 certified, accounting for 37% of global production

2,400 tons
of glass saved annually as compared to 1995

[LOGO OF THE GLOBAL COMPACT]

GLOBAL COMPACT

A COMMITMENT TO DEPLOY FUNDAMENTAL VALUES

It was Patrick Ricard’s personal wish to commit the Group to the Global Compact, an initiative launched by the Secretary-General of the United Nations, Kofi Annan. The Global Compact encourages companies to co-operate in finding practical solutions to the contemporary problems of civic responsibility and sustainable development. Pernod Ricard is thus committed to adopting, maintaining and applying a set of fundamental values with respect to human rights, working conditions and the environment. The principles of the Global Pact apply to all Group subsidiaries worldwide. More information on the Global Compact can be obtained by accessing the following internet site: www.unglobalcompact.org.

Our environment

PRODUCTION BY WORLD REGION
July 2004 – June 2005
(in litres million)

[CHART APPEARS HERE]

NON-GENETICALLY MODIFIED PROCUREMENT SOURCES

The quality of ingredients, aromatic plants, fruits, wines and spirits is a primary concern for Pernod SA, and constitutes a part of its expertise. All are sourced from controlled and guaranteed non-Genetically Modified (GM) procurement chains, in order to ensure their natural quality and organoleptic consistency. Internal analytical processes (laboratories and sensory analysis panels) and external analytical processes (reference laboratories and Pernod Ricard Research Centre (PRRC)) guarantee compliance with these quality standards. In addition, the consistent quality of finished products is monitored and guaranteed by an independent sensory analysis panel, managed by PRRC.

Integrated risk management policy

Set forth by the QSE Department, the Group’s integrated risk management policy is accompanied by a dissemination of best practice throughout its operations and aims to support subsidiaries in their quest for permanent improvement. Every year, specific QSE and Risk Management sessions are organised at the Group’s training centres for all subsidiaries, complementing their own education programmes and internal training.

Investment policy

In 2004/2005 the Group invested €146.8 million, equal to 4% of consolidated sales. This included major investments in Ireland (multi-year plan to meet the growth of the Jameson brand), in France for the reorganisation of the Martell production facilities, as well as in Scotland and Australia.

The Group’s Wine & Spirits investments by geographic region can be broken down as follows:

	12 months 30.06.2005	18 months 30.06.2005

France	21%	21%

Europe (excl. France)	47%	47%

Americas	15%	14%

Asia and Rest of World	16%	19%

The most important investment projects in 2005 were:

•	the completion of the restructuring of Martell industrial capabilities;
•	the construction of maturing facilities for brands enjoying strong growth (Jameson, Wild Turkey);
•	reorganisation of operations in Scotland, following the closure of a bottling site.

Raw materials

The Group uses only natural raw materials with the exception of a few aromatic formulas identical to natural aromas. Grape procurement is ensured by the Group’s own vineyards and by long term supply contracts and market purchases, based on rigorous quality specification standards. Alcohol and grain procurements are also secured by annual and multi-annual contracts.

The purchase of packaging supplies (bottles, caps, cardboard boxes, cases, labels) are carried out by subsidiaries. Group coordination means that economies of scale can be achieved when negotiating and that procurement needs can be secured globally.

Environmental policy

Deployment of the ISO 14001 standard

Since 2000, Pernod Ricard has been committed to obtaining certification for its industrial sites. The Group’s environmental policy is based on the establishment of management systems meeting the requirements of the ISO 14001 international standard, and certification must be obtained by each subsidiary from an independent body.

Over 25% of the Group’s sites, accounting for more than 37% of its global production, are ISO 14001 certified. The aim is to extend these certifications to all subsidiaries by the end of 2008.

Limiting the impact on our environment

The Group became a signatory of the Global Pact in 2003, and encourages its subsidiaries to save on resources and limit waste and emissions.

Saving on resources and energy consumption
Having modernised its steam production which enabled it to save up to 10% in fuel consumption, Chivas Brothers in Scotland is now focusing on limiting its water consumption. Once used, water is cooled and almost entirely returned to the natural environment, at the same level of purity as it was initially drawn.

Discharges into the soil
In order to reduce the risks associated with the underground storage of hydrocarbons, four storage tanks were dismantled at the end of 2004; three more will be dismantled by the end of 2005. Two tanks will remain to be removed.

At Manzanarès in Spain, a single hull underground fuel tank was replaced by a double hull above ground tank, equipped with a leakage indicator.

Promotion of recycling
Research carried out by the Yerevan Brandy Company (YBC) in Armenia has enabled the identification of the usefulness of brandy by-products in the development of high saline soils, which could not be used for agriculture until now. In partnership with that country’s Soil Institute, YBC conducted small scale tests on the storage and spreading of these products, and more important tests will follow.

Offensive noises and smells
The Group’s activities generate insignificant levels of noise and offensive smells, well below regulatory standards.

Emissions of refrigeration gases
Pernod Ricard carried out a survey of its refrigeration gases at the Group’s industrial sites, and emissions of escaped chlorinated refrigerated gases were found to be very low (335 kg). Nevertheless, most subsidiaries have anticipated future regulations and have planned to replace HCFCs* (3,457 kg in total) with HFCs** or other organic compounds such as isobutene. As the refrigeration chain is very rarely used for the procurement of raw materials and the distribution of finished products, complementary emissions to those surveyed were found to be insignificant.

*

HCFC: hydrochlofluoro carbons – refrigeration fluids that are partly halogeneous, and subject to regulations as they have a harmful, but limited, effect on the ozone layer, no longer expected to be in use by 2015.

**	HFC: hydrofluoric carbons – refrigeration fluids that have no impact on the ozone layer.

PERNOD RICARD WORLDWIDE (EXCLUDING ALLIED DOMECQ)
FROM JULY 2004 TO JUNE 2005 (data compiled in compliance with French NRE legislation)

Number of sites: 62

	Consumption		Per 1,000 litres of finished product

Water consumption	4,814,017	m3	7.08	m3 of water

Electricity consumption	130,000	MWh	0.19	MWh of electricity

Natural gas consumption	384,011	MWh	0.56	MWh of natural gas

Fuel oil consumption	115,529	MWh	0.17	MWh of fuel oil

Coal consumption	461,404	MWh	0.68	MWh of coal

Indirect energy purchases (steam – hot water) (1)	35,372	MWh

(1) Relates to 4 sites in Poland, Czech Republic and Georgia.

	Waste and effluent		Per 1,000 litres of finished product

CO2 emissions from combustion	267,742	eq. tonnes CO2	0.39	eq. tonne CO2

CO2 emissions from fermentation	92,033	tonnes	0.14	tonne of CO2

Clean water outflow to the environment	1,186,433	m3	1.75	m3 of clean water

Waste water treated externally	1,823,960	m3	2.68	m3 of waste water

Recovered organic waste	294,694	tonnes	0.43	tonne recovered

Organic waste treated externally	15,562	tonnes	23	kg treated

Recycled solid waste	18,315	tonnes	27	kg recycled

Solid waste treated externally	4,075	tonnes	6	kg treated

Hazardous waste treated externally	174,788	kg	0.26	kg treated

Waste from dismantling treated externally (1)	168	tonnes

(1) Not related to production.

Production: 679, 696 thousand litres

[GRAPHIC APPEARS HERE]

PRODUCTION

LOCATION AND NUMBER OF SITES*

The Pernod Ricard Group operates 62 major industrial sites around the world:

- France: 10 sites;
- Europe (excl. France): 33 sites;
- North America: 3 sites;
- South America: 6 sites;
- Asia-Pacific: 10 sites.

*Excluding Allied Domecq.

680 million litres
produced this year

PERRIER-JOUËT
0.2 million 9-litre cases
Volume sold in 2004/2005 (12 months pro forma)

Our environment

Pursuing our environmental commitments

Integration of Allied Domecq sites

The integration will result in the addition of some 40 significant industrial sites to the existing 62 sites, and is a priority for the Group for its 2005/2006 fiscal year. Both groups have very similar environmental policies, so sharing best practice should allow Pernod Ricard to continue to make progress in its new form. Although it is not possible at this time to set quantifiable objectives, areas of common progress have already been identified:

•	optimise water consumption at the Group’s five greatest water consuming subsidiaries;

•	improve energy performance though the optimisation of processes;

•

provide subsidiaries with tools to promote the development of eco-friendly packaging and therefore reduce the volume of household waste, and increase their recycling. This approach is also compatible with the innovation and creativity necessary for the premiumisation of brands, as demonstrated by the evolution in the weight of the main containers. Between 1995 and 2005, the average weight of the Group’s twelve main strategic bottles decreased by 15 grams, representing annual savings of 2,400 tonnes of glass. The main beneficiaries were Martell VS 70cl (-70 grams), Jacob’s Creek 100 cl (-40 grams) and Jameson 70 cl (-78 grams);

•	apply and help Group partners apply reasonable principles of agriculture;

•

Pernod Ricard is taking part in the European Union project that seeks to revise the certification of fertiliser products. Of the 800 products certified for use in 1990, less than 200 will be recertified, ie those that offer very low environmental risks. Different measures are underway to reduce the use and environmental impact of these products:

	-	improvement in application techniques in order to avoid unnecessary losses on dissemination;

	-	creation of washing areas for sprayers in order to limit soil pollution arising from rinsing waters;

	-	development of alternative techniques to the use of herbicides (managed grass growth, mechanical interventions).

ALLIED DOMECQ WORLDWIDE, LAST 12 MONTHS’ AVAILABLE DATA
2004/2005 (data compiled in compliance with French NRE legislation)

Number of sites: 40

	Consumption		Per 1,000 litres of finished product

Water consumption	3,182,386	m3	6.78	m3 of water

Electricity consumption	107,042	MWh	0.23	MWh of electricity

Natural gas consumption	783,348	MWh	1.67	MWh of natural gas

Fuel oil consumption	189,128	MWh	0.40	MWh of fuel oil

Coal consumption	15,961	MWh	0.03	MWh of coal

Indirect energy purchases (steam – hot water) (1)	204,311	MWh

(1) Relates to 1 site in South Korea.

	Waste and effluent		Per 1,000 litres of de produits finis

CO2 emissions from combustion	220,269	eq. tonnes CO2	0,47	eq. tonne CO2

CO2 emissions from fermentation	77,138	tonnes	0,16	tonne of CO2

Clean water outflow to the environment	161,690	m3	0.34	m3 of clean water

Waste water treated externally	1,944,435	m3	4.14	m3 of waste water

Recovered organic waste	183,501	tonnes	0.39	tonne recovered

Organic waste treated externally	1,693	tonnes	4	kg treated

Recycled solid waste	19,893	tonnes	42	kg recycled

Solid waste treated externally	2,139	tonnes	5	kg treated

Hazardous waste treated externally (1)	24,750	kg	0.05	kg treated

(1) Not related to production.

Production : 469,357 thousand litres

PERNOD RICARD IS PART OF THE FTSE4GOOD INDEX

Pernod Ricard has been part of the FTSE4Good index since March 2005. This index includes companies on the basis of certain social and environmental responsibility criteria, and promotes investment in these areas. The index comprises some 800 companies worldwide, 30 of which are headquartered in France.

[GRAPHIC APPEARS HERE]

CUBZAC
PILOT PROJECT

REDUCTION IN CONSUMPTION AND WASTE (RAIL PIGGY-BACKING)

At the Pernod SA Cuzbac pilot site, water and energy consumption were reduced by 6% and 19% respectively in 2004, while solid waste discharges and wastewater volumes were down 9% and 20% respectively. Furthermore, business considerations mean that Pernod SA prefers to use rail-road transport between its plants and distribution platforms. This means of transport has experienced continuing growth, accounting for 60% of the Group’s shipments by the end of 2004, valued at nearly €1 million

Environmental im

Energy consumption

Our energy consumption is significantly linked to our distilling activities. The increase in volumes distilled, up 36% on 2003, which very significantly exceeds the 4.6% bottled volume increase in that time, explains the increase in unit consumption. Coal (USA) and natural gas (rest of world) constitute our main energy sources. Our potential to improve resides in the optimization of these processes (see focus).

ENERGY MIX 2004-2005 at 30 June 2005

[CHART APPEARS HERE]

Production waste

The significant increase in organic waste is explained by a 36% increase in distilled volumes. This waste is re-used primarily in animal feed, with a recycle rate of 90% for 2003 and more than 94% for the July 2004-June 2005 period.

88% of solid waste, consisting of glass, cardboard and plastics, was recycled in 2003, and more than 81% was recycled for the July 2004-June 2005 period. Other solid waste is collected and eliminated via treatment channels.

PRODUCTION WASTE
(in kilotonnes)

[CHART APPEARS HERE]

Raw materials:

grain • grapes
glass • cardboard

PRODUCTION

Distilling – Vinification

Maturing Ageing    Bottling

MODEL FOR UTILISATION OF 1 TONNE OF MALT

[CHART APPEARS HERE]

Like malt, maize is also used in the elaboration of whisky, offering a better alcohol return (420 litres of pure alcohol produced from 1,000 kg of maize).

Consumption of raw materials

Two types of raw materials are used: agricultural products and packaging. The main agricultural products are the different grains (maize, malt barley, sorghum…) and grapes. Grains and grapes are respectively 89% and 100% sourced in the country of their utilisation, meaning minimal upstream transport to production site. Furthermore, certain traditional activities are by definition local, such as cognac, which must produced in Charente with grapes only from this region.

Packaging primarily comprises glass and cardboard (plastics and metals account for less than 1% of packaging). They are also sourced locally for the most part.

CONSUMPTION OF MAIN RAW MATERIALS
AT OUR PLANT FACILITIES (in kilotonnes)

[CHART APPEARS HERE]

pacts

Application Scope: Pernod Ricard (Old Bushmills and Allied Domecq excluded) July 2004-June 2005

Emissions into the atmosphere

Our activities profile generates relatively few emissions. CO2 is primarily discharged by combustion at our distilleries and the improvement in energy yield is thus our focus. The CO2 equivalent calculation comprises CO2, CH4 and N2O. CO2 discharged by fermentation and is offset by an equivalent absorption during the photosynthesis of grains and grapes grown. The transport of our products (from raw materials procurement until delivery to our customers) does not account for, based on a first estimate (1), more than 17% of the CO2 generated by our activities. Ethanol emissions into the atmosphere arise from ageing in oak casks. There is currently no technique available to enable the capture of these emissions, known as the “angels’ share”.

EMISSIONS INTO THE ATMOSPHERE (in kilotonnes)

[CHART APPEARS HERE]

(1) A detailed survey of our products transport (number of tonnes-kilometres travelled) is planned and may result in the refinement of our estimate.

MAINTENANCE OF BIODIVERSITY

[GRAPHIC APPEARS HERE]

No agricultural products used are subject to any endangered status. In addition, the Group is committed to the maintenance of biodiversity.

In order not to overexploit the wild gentian, our research centre has developed a managed cultivation of this plant, from sowing to harvest, based on the principles of reasoned agriculture: minimal recourse to mineral fertilisers and pesticides products. This cultivation provides for 50% of our current needs. A part of the bitter fennel used has also been domesticated.

“Sustainable development for the coming generations is not achievable without the management and maintenance of biodiversity.” (Institut National de la Recherche Agronomique)

Transport

Packaging waste

Water consumption

Water consumption, primarily resulting from our distilling activities, concerns the sourcing of drinking water from underground natural reservoirs or from rivers located nearby to industrial sites.

Cooling water sourced and returned in geological continuity is not recorded as consumption.

The 4.8 million m3 of water consumed annually by the Group is the equivalent of that consumed by 88,000 inhabitants of France, amounting to 0.02% of this country’s total consumption (sources: CNRS and OCDE).

The internal treatment of waste waters results in only limits to 1.8 million m3 of effluents being sent to external treatment stations.

WASTER CONSUMPTION PER LITRE OF FINISHED PRODUCT

[CHART APPEARS HERE]

Production waste

The significant increase in organic waste is explained by a 36% increase in distilled volumes. This waste is valorised primarily in animal feed, with a re-use rate of 90% for 2003 and more than 94% for the July 2004- June 2005 period.

[GRAPHIC APPEARS HERE]

88% of solid waste, consisting of glass, cardboard and plastics, was recycled in 2003 and more than 81% was recycled for the July 2004 -June 2005 period. Other solid waste is collected and eliminated via treatment channels.

[GRAPHIC APPEARS HERE]

(Sources FEVE: Fédération européenne du verre d’emballage, and CEPI: Confederation of European Paper Industries)

[GRAPHIC APPEARS HERE]

Financial
Report

Combined General Meeting 10 November 2005
2004/2005 FISCAL YEAR

contents

93	General information on the Company and its share capital

105	Corporate Governance

125	Report of the Chairman on internal control procedures

131	Management Report

165	Consolidated Financial Statements

211	Parent Company Financial Statements

239	Presentation and text of the resolutions proposed to the Annual General Meeting

263	Information on the reference document

[LOGO OF Pernod Ricard]
Société Anonyme with a share capital of €290,383,913.00
Registered office: 12, place des États-Unis – 75116 Paris – Tel: 33 (0)1 41 00 41 00 – Fax: 33 (0)1 41 00 41 41
RCS Paris B 582 041 943

[GRAPHIC APPEARS HERE]

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

General information on the Company and its share capital

contents

94	General information on the company Pernod Ricard

96	General information on Pernod Ricard’s share capital

PAID UP SHARE CAPITAL

AUTHORISED BUT UNISSUED SHARE CAPITAL

OCEANE BONDS (GIVING DEFERRED ACCESS TO SHARE CAPITAL)

STOCK OPTIONS

INFORMATION REGARDING THE BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

THE MARKET FOR PERNOD RICARD’S SECURITIES

DIVIDENDS (DISTRIBUTION POLICY OVER THE LAST 5 FISCAL YEARS)

General information on the company Pernod Ricard

Company name
Pernod Ricard

Registered Office
12, place des États-Unis, 75116 Paris

Legal form
Pernod Ricard is a French public limited company (Société Anonyme (SA)) governed by a Board of Directors.

Applicable law
Pernod Ricard is a French company regulated by the French Commercial Code.

Formation date and duration
The Company was formed on 13 July 1939 for a period of 99 years, expiring on the same day in 2038.

Corporate purpose

Corporate purpose, as articulated in Article 2 of the Company’s bylaws, is set forth below in its entirety:

“The Company’s purpose is directly or indirectly:

•

the manufacture, purchase and sale of all wines, spirits and liqueurs, of alcohol and foods products, the use, conversion and trading in all forms of finished or semi-finished products, by-products and substitutes generated by the main operations carried out in the distilleries or other industrial establishments of the same type. The above operations may be carried out on a wholesale, semi-wholesale or retail basis and in all locations, in France or outside France. Storage, purchases and sales are activities relating to the above list;

•	the representation of any French or foreign entities, producing, manufacturing or selling products of the same type;

•

investments in any businesses or operations whatsoever, which may be related to the production and the trading of similar products in any form whatsoever, and the creation of new companies, contributions, subscriptions, purchases of securities ownership rights under any form;

•

any operations connected to the hotel industry and the leisure industry in general, notably the investment by the Company in any enterprises or companies, existing or to be created, businesses or operations whatsoever, that may be related to the hotel or leisure industries in general, it being specified that the Company may conduct all these transactions on its own account or on behalf of third parties, either acting alone or through equity investment, partnerships or through companies with any third parties or other companies, and carry them out in any form whatsoever (e.g., contributions, mergers, subscriptions or the purchase of securities or ownership rights, etc.);

•	investments in any industrial, commercial, agricultural, real estate, financial or other companies, whether existing or to be formed, whether French or foreign;

•

the acquisition, disposal, exchange and any transactions involving shares, equity, interests or partnership holdings, investment certificates, convertible or exchangeable bonds, equity warrants, bonds with equity warrants and, generally any securities and property rights whatsoever;

•	any agricultural, farming, arboriculture, breeding, viticulture, etc, as well as any connected or derivative agricultural or industrial operations relating thereto; and

•

generally, all industrial, commercial, financial, movable or fixed property or securities operations related directly or indirectly to the above subjects or being capable of encouraging their development.”

Registration number

The Company is registered with the Paris Commercial and Companies’ Register under number 582 041 943 RCS Paris.

Corporate documents concerning Pernod Ricard

Corporate documents (financial statements, minutes of Shareholders’ meetings, shareholders’ meeting attendance registers, list of Directors, Statutory Auditors’ reports, bylaws, etc.) relating to the last three fiscal years may be consulted at Pernod Ricard registered office, located at 12, place des États-Unis, 75116 Paris.

Fiscal year

1 July to 30 June each year.

As the Combined General Meeting of 17 May 2004 decided to change the end of Pernod Ricard’s fiscal year from 31 December, the fiscal year ending 30 June 2005 has an exceptional duration of 18 months.

Allocation of net income in accordance with the bylaws

Net income, is comprised of the Company’s revenues as derived from the Income Statement net of overhead and other social charges, asset depreciation, and all provisions for commercial or industrial risks, if any.

From the net income, reduced when necessary by previous losses, at least five percent is withheld for transfer to the legal reserve. This deduction ceases to be obligatory once the legal reserve has reached an amount equal to one tenth of the share capital and recommences in the event that, for whatever reason, the legal reserve falls below one tenth of the share capital.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

From the distributable profit, as determined in accordance with law, the amount necessary to fund 6% of the shares fully paid unamortised value has been withheld.

From the available surplus, the Annual General Meeting may withhold all amounts it considers appropriate, either to be carried forward to the following fiscal year or carried forward to extraordinary or special reserves, with or without special allocation.

The balance is distributed among shareholders as an additional dividend.

The Annual General Meeting is authorised to deduct from non-statutory reserves constituted in prior years of any amount that it considers should be either distributed to the shareholders or allocated to a total or partial amortisation of the shares, either capitalised or allocated to the repurchase and cancellation of shares.

In deliberating on the fiscal year’s financial statements, the Annual General Meeting has the right to grant each shareholder the option of a cash or stock dividend, for all or part of a dividend payment or dividend advances.

General Meetings

The shareholders meet every year at an Annual General Meeting.

CALL TO MEETINGS

The General Meeting, whether Ordinary, Extraordinary or Combined, is called by the Board of Directors.

Notice is given by the placing of an announcement in a newspaper authorised to carry legal announcements in the department where the Company’s registered office is located as well as in the Bulletin des Annonces Légales Obligatoires (Bulletin of Mandatory Legal Notices).

Shareholders, who are holders of registered shares since at least one month at the date of the notice of the Meeting, are conferred to all General Meeting by ordinary letter.

ADMISSIONS CONDITIONS

The General Meeting is made up of all shareholders, whatever the number of shares they hold. No one may represent a shareholder at a Meeting if he/she is not a shareholder himself/herself or the spouse of a shareholder.

The right to attend or be represented at General Meetings is subject to:

•	for the holders of registered shares, the registration in a securities account of their shares at least five days prior to the meeting;

•

for the holders of bearer shares, the deposit, at least five days prior to the meeting, in the locations indicated in Meeting notice, of a certificate of any authorised intermediary etablishing the non-availability of their shares until the date of the Meeting.

VOTING CONDITIONS

•

Multiple voting rights: a double voting right that the one conferred to other shares, as regards the quota of the authorised share capital it represents, is attributed to all fully paid-up shares that can be shown to have been registered for at least ten years and, commencing on 12 May 1986 inclusive in the name of the same shareholder (Extraordinary General Meeting of 13 June 1986).

In the event of a share capital increase through the incorporation of reserves, profits or share premiums, registered shares attributed free of charge to a shareholder on the basis of existing shares from which he/she benefits from this right, also have double voting right as from their issuance.

Any share converted into bearer form or the ownership of which is transferred loses the double-voting right.

•

Restriction on voting rights: each member of the General Meeting has as many votes as shares he/she possesses and represents, up to 30% of the total voting rights (Extraordinary General Meeting of 13 June 1986).

•

Declaration of statutory thresholds: any individual or corporate body who acquires a holding greater than 0.5% of the share capital must inform the Company of the total number of shares it holds by registered letter, return receipt requested, within a period of fifteen days from the date on which this threshold is exceeded. This notification must be repeated, under the same conditions, each time the threshold is exceeded by an additional 0.5%, up to 4.5% inclusive.

In the event of non-compliance with the obligation mentioned in the previous paragraph, shares in excess of the non-declared amount are deprived of voting rights, at the request, as set forth in the minutes of the General Meeting, of one or more shareholders holding at least 5% of the share capital, for any General Meeting held until the expiration of the period stipulated by Article L.233-14 of the Commercial Code following the date the notification is regularised (Extraordinary General Meeting of 10 May 1989).

Modification of shareholders’ rights – Extraordinary General Meeting

At the Extraordinary General Meeting on 10 November 2005, it will be proposed to the shareholders to revise Articles 15, 23 and 34 of the bylaws to enable the Board of Directors to decide the issuance of standard bonds without the prior approval of a General Meeting.

Shareholders will also be requested to approve changes to the bylaws to conform with new applicable regulations.

A description, as well as the text of these resolutions, which will be proposed to the shareholders on 10 November 2005, is contained in the chapter “Presentation and text of the resolutions proposed to the General Meeting” of this document.

Clauses likely to have an impact on the control of Pernod Ricard

To the knowledge of Pernod Ricard, there is no agreement which, if implemented, could, at a later date, lead to a change in control.

General information on Pernod Ricard’s share capital

The conditions which the bylaws impose on changes to the share capital and the rights of shares comply in all respects with legal provisions. The bylaws do not provide for any exceptional treatment and do not impose any particular conditions.

PAID UP SHARE CAPITAL

At the end of the fiscal year ended 30 June 2005, the share capital was TWO HUNDRED AND EIGHTEEN MILLION FIVE HUNDRED THOUSAND SIX HUNDRED AND FIFTY ONE EUROS AND TEN CENTS (€218,500,651.10). It is divided into SEVENTY MILLION FOUR HUNDRED AND EIGHTY FOUR THOUSAND AND EIGHTY ONE (70,484,081) shares.

On 26 July 2005, following the share capital increase approved at the Extraordinary General Meeting of 30 June 2005 and concerning the consideration for the remuneration of the contributions for Allied Domecq, the share capital was increased to TWO HUNDRED AND SEVENTY TWO MILLION SEVEN HUNDRED THOUSAND FOUR HUNDRED AND SIXTY FIVE EUROS AND TWENTY CENTS (€272,700,465.20), divided into EIGHTY SEVEN MILLION NINE HUNDRED AND SIXTY SEVEN THOUSAND EIGHT HUNDRED AND NINETY TWO (87,967,892) fully paid shares of the same class.

On 31 August 2005, the share capital was increased to TWO HUNDRED AND EIGHTY THREE MILLION TWO HUNDRED AND TWENTY SEVEN THOUSAND THREE HUNDRED AND TWO HUNDRED EUROS AND SIXTY CENTS (€283,227,302.60), following the early conversion of 2,716,606 OCEANE bonds 2002/2008 and the creation of 3,395,754 Pernod Ricard shares. This share capital was divided into NINETY ONE MILLION THREE HUNDRED AND SIXTY THREE THOUSAND SIX HUNDRED AND FORTY SIX (91,363,646) fully paid shares of the same class.

With effect from 9 September 2005, the share capital was increased to TWO HUNDRED AND NINETY MILLION THREE HUNDRED AND EIGHTY THREE THOUSAND NINE HUNDRED AND THIRTEEN EUROS (€290,383,913.00), following the early conversion of 1,846,874 OCEANE bonds 2002/2008 and the creation on 20 September 2005 of 2,308,584 Pernod Ricard shares. This share capital is divided into NINETY THREE MILLION SIX HUNDRED AND SEVENTY TWO THOUSAND TWO HUNDRED AND THIRTY (93,672,230), fully paid shares of the same class.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

AUTHORISED BUT UNISSUED SHARE CAPITAL

The table below shows a summary of the resolutions adopted by Extraordinary General Meetings (EGM) authorising the Board of Directors to increase or reduce the share capital:

Date of EGM	Resolution No.	Purpose	Duration

07.05.2003	17	Authorisation to increase the share capital	5 years

with exclusion of preferential subscription rights. The beneficiaries would be members of the Company Savings Plan and/or of a partner voluntary employee savings scheme. The total nominal value of shares that may thus be issued is 5% of the current share capital.

17.05.2004	17	Authorisation to reduce the share capital	24months

17.05.2004	18	Authorisation to issue	38 months

shares of the Company, with exclusion of preferential subsctiption rights, in order to grant stock options to senior managers and executive officers employees as well as to executive and non-executive employees that have proven their strong attachment to the Group and their effectiveness in the accomplishment of their missions, whether they are by the Company or associated companies.

17.05.2004	19	Authorisation to increase the share capital	26 months
		with maintenance of preferential subscription rights upto € 200 million (200,000,000)

17.05.2004	20	Authorisation to issue	26 months
		shares and/or securities granting access to the share capital of the Company with exclusion of the preferential subscription rights up to €200 million (200,000,000)

17.05.2004	21	Suspension of the two previous authorisations	until the next AGM

Resolutions 19 and 20 of the Combined General Meeting of 17 May 2004, in the event of a takeover bid for the issue of securities approved and announced to the market, prior to the declaration of the bid.

The Extraordinary General Meeting, convened on 30 June 2005 to consider the contribution of Allied Domecq shares, decided on a share capital increase of €54,870,000 and the issue of a maximum of 17,700,000 Pernod Ricard shares this subject to the “Scheme of Arrangement” becoming effective.

30.06.2005	2	Authorisation to increase the share capital	until the “Scheme of Arrangement” becomes effective

with exclusion of preferential subscription rights for a maximum amount of €54,870,000 and a maximum number of 17,700,000 shares, as part of the contribution in kind of Allied Domecq shares and subject to the “Scheme of Arrangement” becoming effective.

On 26 July 2005, this condition precedent susceptible to the contribution was met, and the share capital of Pernod Ricard was increased by €54,199,814.10 with the issuance of 17,483,811 new shares.

The following resolutions are submitted to the shareholders for approval at the Extraordinary General Meeting of 10 November 2005 called to authorise the Board of Directors to increase or reduce the share capital:

•

resolution 17 authorises the Board of Directors to reduce the share capital by cancelling treasury shares held by the Company that were acquired pursuant to Article L.225-209 of the French Commercial Code, in accordance with the authorisation given by the Annual General Meeting.

•	resolution 18 cancels and replaces the delegation given by the Extraordinary General Meeting of 17 May 2004.

•	resolution 19 cancels and replaces the delegation given by the Extraordinary General Meeting of 17 May 2004.

•	resolution 20 authorises the Board of Directors in the event of a share capital increase, with or without preferential subscription right, to increase the number of securities to be issued.

•

resolution 21 authorises the Board of Directors to issue equity securities and securities giving access to the share capital of the Company as consideration for contributions in kind to the Company comprising of equity securities or marketable securities granting access to capital.

•	resolution 22 cancels and replaces the delegation given by the Extraordinary General Meeting of 17 May 2004.

•	resolution 24 cancels and replaces the delegation given by the Extraordinary General Meeting of 17 May 2004.

•

resolution 25 authorises the Board of Directors to increase the share capital in order to issue free of charge, ordinary shares of the Company to employees and/or executive officers and directors of the Company or companies or groups related to it.

•	resolution 26 cancels and replaces the delegation given by the Extraordinary General Meeting of 7 May 2003.

Resolution No.	Purpose	Duration

17	Authorisation to reduce share capital	24 months

18	Authorisation to issue	26 months
ordinary shares and/or securities granting access to the share capital of the Company with maintenance of the preferential subscription right, up to €200 million (200,000,000).

19	Authorisation to issue	26 months
ordinary shares and/or securities granting access to the share capital of the Company with exclusion of the preferential subscription right, up to €200 million (200,000,000).

20	Authorisation to increase the number of securities to be issued	26 months
in the event of an increase in share capital with or without preferential subscription rights, limited to 15% of the initial issue and subject to the ceilings set forth in resolutions 18 and 19.

21	Authorisation to issue	26 months

equity securities and securities granting access to the share capital of the Company, as remuneration for contributions in kind to the Company comprising of equity securities or securities granting access to share capital up to 10% of the share capital.

22	Authorisation to issue	26 months
equity securities and securities granting access to the share capital of the Company, in the event of a takeover bid initiated by the Company, up to €200 million (200,000,000).

24	Authorisation to increase the share capital	26 months
by incorporation of reserves, profits or premiums or other amounts whose capitalisation could be allowed, up to €200 million (200,000,000).

25	Authorisation to issue	26 months
ordinary shares in the Company to be freely granted to employees and/or executive officers and directors of the Company or companies or groups related to it, up to 1% of the share capital.

26	Authorisation to increase the share capital	26 months
reserved to members of a Company savings plan up to 2% of the share capital.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

OCEANE BONDS
(GIVING DEFERRED ACCESS TO SHARE CAPITAL)

On 13 February 2002, Pernod Ricard issued a loan for €488,749,999 represented by 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value of €107 each. The term of this loan was 5 years and 322 days as from 13 February 2002. The normal full redemption shall take place on 1 January 2008 by repayment at a price of €119.95 per OCEANE bond. The OCEANE bonds bear interest at 2.50% per annum, payable in arrears on 1 January of each year.

The exercise period to convert or exchange the OCEANE bonds was from 13 February 2002 to the seventh working day preceding the redemption date.

As from 14 February 2003, following the increase in share capital, through the incorporation of reserves and creation of new shares on the basis of one new share for four existing shares, the allocation ratio of OCEANE bonds was adjusted with one bond giving right to conversion and/or exchange for 1.25 Pernod Ricard shares. The conversion ratio for one bond was €95.96.

At 30 June 2005, 4,567,614 OCEANE bonds remained outstanding. In May 2005, 143 bonds had been exchanged with 178 Pernod Ricard shares.

On 21 July 2005, the General Meeting of bondholders decided to revise the terms and conditions of these bonds and granted Pernod Ricard an option for early redemption, in exchange for the immediate payment of €3.53 per OCEANE bond. If Pernod Ricard decided to exercise this option, it also was required to pay an additional €4.50 per OCEANE bond presented for conversion.

On 28 July 2005, Pernod Ricard decided to exercise this option with effect on 20 September 2005.

The request for conversion was exercised in respect of 2,716,606 OCEANE bonds on 31 August 2005 and 1,846,874 OCEANE bonds on 9 September 2005. Taking account of the conversion ratio, 3,395,754 Pernod Ricard shares were created on 31 August 2005 and 2,308,584 shares were created on 9 September 2005.

On 20 September 2005, the 4,134 outstanding bonds were redeemed at a unit price of €114,52, increased by the interest payable for the period between 1 January 2005 and 19 September 2005, which was €1.92014 per bond for a total of €116.44 per OCEANE bond.

Thus on 20 September 2005, no OCEANE bond remained outstanding.

STOCK OPTIONS
(GIVING ACCESS TO SHARED CAPITAL)

No stock options were exercised during 2004/2005 fiscal year. A total number of 1,776,759 new Pernod Ricard shares would have been created if the stock options in force on 30 June 2005 were exercised.

Evolution of the share capital over the last five years

Share capital opening balance	Number of shares	Year	Type of transaction	Ratio	Effective		New shares issued	Issue and conversion premium	Number of shares included in share capital	shares capital closing balance

FRF 1,127,733,200	56,386,660	2001	Conversion in euros	N.A.(1)	31.10.2001		N.A.	N.A.	56,386,660	€174,798,646.00

€174,798,646	56,386,660	2003	Options exercise	N.A.	12.08.2002	(2)	605	€73.90	56,387,265	€174,800,521.50

€174,800,521.50	56,387,265	2003	Bonus issue	1 for 4	14.02.2003		14,096,816	N.A.	70,484,081	€218,500,651.10

€218,500,651.10	70,484,081	2005	Share capital increase	N.A.	26.07.2005		17,483,811	€112.90	87,967,892	€272,700,465.20

€272,700,465.20	87,967,892	2005	Conversion of OCEANE bonds	1.25 for 1	31.08.2005		3,395,754	€88.46	91,363,646	€283,227,302.60

€283,227,302.60	91,363,646	2005	Conversion of OCEANE bonds	1.25 for 1	09.09.2005		2,308,584	€88.46	93,672,230	€290,383,913.00

(1) N.A. = Not Applicable.
(2) Shares arising from the exercise of options were created on 12 August 2002, with the Board of Directors noting the corresponding increase in share capital on 28 January 2003.

INFORMATION REGARDING THE BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

Breakdown of share capital and voting rights

	At 21.09.2005				At 17.05.2004			At 18.03.2003

Shareholdings	Number of shares		% of share capital	% of voting rights*	Number of shares	% of share capital	% of voting rights*	Number of shares		% of share capital	% of voting rights*

SA Paul Ricard	8,852,296	(1)	9.45%	15.30%	8,520,671	12.1%	18.9%	8,435,671		12.0%	18.9%

Société Immobilière et Financière pour l’Alimentation (SIFA)	7,215,373	(2)	7.70%	13.43%	7,215,373	10.2%	16.3%	7,215,373		10.2%	16.3%

Directors of Pernod Ricard	815,752		0.87%	1.35%	812,761	1.2%	1.7%	812,428		1.2%	1.7%

Shares held by employees of Pernod Ricard	1,304,509		1.39%	1.89%	1,472,669	2.1%	2.7%	1,545,532		2.2%	2.8%

Franklin Ressources, Inc et Affiliés	3,732,233	(3)	3.98%	3.48%	—	—	—	—		—	—

La Caisse des Dépôts et Consignation (CDC Ixis)	3,562,192	(4)	3.80%	3.32%	3,488,619	4.9%	4.1%	2,859,992		4.1%	3.4%

Société Générale	2,705,610	(5)	2.89%	2.52%	2,424,340	3.4%	2.9%	3,172,483		4.5%	3.7%

Ecureuil Gestion FCP	1, 939,987	(6)	2.07%	1.81%	—	—	—	—		—	—

Crédit Agricole Asset Management	1,928,297	(7)	2.06%	1.80%	357,589	0.5%	0.4%	—		—	—

FRM Corp et Fidelity International Limited (USA)	—		—	—	1,993,785	2.8%	2.4%	1,993,785		2.8%	2.4%

CNP Assurances	1, 090,645	(8)	1.16%	1.02%	—	—	—	—		—	—

BNP Paribas	1,071,591	(9)	1.14%	1.00%	863,076	1.2%	1.0%	366,620		0.5%	0.4%

Silchester International Investors Ltd (UK)	—		—	—	—	—	—	1, 342,811	(13)	1.9%	1.6%

Groupama	753,550	(10)	0.80%	0.70%

UBS AG(UK)	717,615	(11)	0.77%	0.67%	—	—	—	—		—	—

M&G lnvestments(UK)	421,604	(12)	0.45%	0.39%

Atout France Europe	—		—	—	400,000	0.6%	0.5%	400,000		0.6%	0.5%

Treasury shares held by Pernod Ricard	3,268,574		3.49%	—	1,981,036	2.8%	—	1,734,892		2.5%	—

Other and Public	54,292,402		57.98%	51.32%	40,954,162	58.2%	49.1%	40,604,494		57.5%	48.3%

Total	93,672,230		100%	100%	70,484,081	100%	100%	70,484,081		100%	100%

* Although there is only one class of shares, shares held for ten years in registered form benefit from a double voting right.

We only report here the most recent declaration for each single declaring shareholder. Declarations that are more than two years old that have not been updated are no longer taken into account.

(1) SA Paul Ricard is wholly-owned by the Ricard family. The declaration includes, for 75,205 shares held, those shares held by Mrs. Danièle Ricard, Chairman of the Management Board, and for 291,000 shares held by SNC Le Garbalan control led within the meaning of Article L.233-3 of the Commercial Code.

(2) Société Immobilière et Financière pour l’Alimentation (SIFA) is primarily owned by Kirin Brewery Company Limited which has a 47.5% stake in this company’s share capital. Among other shareholders, Pernod Ricard holds a minority stake in SIFA through its Santa Lina subsidiary.

(3) Declaration of 25 August 2005.
(4) Declaration of 1 August 2005.
(5) Declaration of 1 September 2005.
(6) Declaration of 26 April 2004.
(7) Declaration of 22 August 2005.
(8)Declaration of 27 July 2005.
(9) Declaration of 3 June 2005.
(10) Declaration of 13 June 2005.
(11) Declaration of 9 September 2005.
(12) Declaration of 14 September 2005.
(13) Acting on behalf of institutional investors and mutual funds managed by Silchester.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

None of the shareholders referred to in the table opposite hold different voting rights in that the provisions of the bylaws in respect of the voting rights apply to all shareholders, including the shareholders referred to in the table above.

At 21 September 2005, there were 107,190,371 voting rights.

At the same date, employees held 1,304,509 shares representing 1.39% of the share capital and 1.89% of voting rights.

Report on Treasury shares

To all shareholders,

Pursuant to Article L.225-209 of the Commercial Code, we report in the present account, the share purchases carried out in the period that has just ended, and that were authorised by the General Meeting.

Under the treasury share buyback programme authorised by the General Meeting of 17 May 2004, 1,757,821 shares were acquired on the stock market at an average weighted price of €101.93 per share.

Using the authorisations conferred to it concerning 757,821 shares by the Extraordinary General Meeting of 17 May 2004, the Board of Directors established a stock option plan for Pernod Ricard shares on 2 November 2004 for the benefit of senior managers of the Group or executive or nonexecutive employees who have proven their strong commitment to the Group and their effectiveness in accomplishing their missions. This plan took effect on 17 November 2004 and affected 756,744 treasury shares, granted as purchase options to the benefit of 459 beneficiaries at a price of €109.71 each. The option grant price corresponds to the average price of the Pernod Ricard share for 20 stock market trading days preceding the launch of the plan. No discount was applied to this average price. The options may be exercised and disposals made as of 18 November 2008.

178 treasury shares were exchanged on 8 June 2005 as part of the conversion of 143, 2.5% Pernod Ricard OCEANE bonds 2002/2008.

Following the close of the 2004/2005 fiscal year, and using the authorisations that had been granted to it by the Extraordinary General Meting of 17 May 2004, the Board of Directors established a stock option plan concerning 380,355 shares on 25 July 2005 for the benefit of senior managers of the Group or executive or non-executive employees who have proven their strong acommitment to the Group and their effectiveness in accomplishing their missions. This plan took effect on 11 August 2005 and related to 380,355 treasury shares, granted as purchase options to the benefit of 490 beneficiaries at a price of €136.38 each. The option grant price corresponds to the average price of the Pernod Ricard share for the 20 stock market trading days preceding the launch of the plan. No discount was applied to this average price. The options may be exercised and disposals made as of 12 August 2009.

At 21 September 2005, the total number of treasury shares amounted to 3,268,574 (3.49% of the share capital). These shares were either allocated to existing stock-option plans or held in reserve for possible future stock-option plans.

Additional information on shareholdings

According to the most recent TPI (Identifiable Bearer Shares) survey, it is estimated that there are 60,000 Pernod Ricard shareholders. Overall, non-French investors hold approximately 32% of the share capital (TPI survey of 31 December 2004).

To the knowledge of Pernod Ricard, there is no shareholder that holds more than 5% of the share capital or voting rights that is not included in the table Breakdown of share capital and voting rights.

There is no individual or corporate body that exercises directly or indirectly, independently or jointly or in concert, control over Pernod Ricard’s share capital.

To the knowledge of the Company, no shareholders’ agreements exist and there has been no significant change, other than that indicated in the table Breakdown of share capital and voting rights, in the breakdown of share capital in the last three fiscal years.

Pernod Ricard is the sole company in the Group listed on the Stock exchange (Paris). However, as part of the Allied Domecq acquisition, the Pernod Ricard Group now controls Corby Distilleries Limited, of which it holds 46.3% of the shares listed on the Toronto (Canada) Stock Exchange.

Percentages of share capital and voting rights held by all the members of the management and supervisory bodies of the Company

Members of the Board of Directors	Number of shares at 21.09.2005	Percentage of share capital at 21.09.2005	Voting rights at 21.09.2005	Percentage of voting rights at 21.09.2005

Executive officers
Mr. Patrick Ricard (Chairman of the Board of Directors and Chief Executive Officer)	632,876	0.67%	1,259,122	1.17%

Mr. Richard Burrows (Deputy Chief Executive Officer and Director)	65,564	0.07%	65,564	0.06%

Mr. Pierre Pringuet (Deputy Chief Executive Officer and Director)	29,548	0.03%	29,548	0.03%

Non-executive Directors
Mr. Jean-Claude Beton	6,889	0.01%	13,403	0.01%

Mr. François Gérard	48,005	0.05%	48,130	0.04%

Mr. Rafael Gonzalez-Gallarza	50	I. (1)	50	I.

Mrs. François Hémard	30,416	0.03%	30,872	0.03%

Mrs. Danièle Ricard	75,205	0.08%	150,410	0.14%

Paul Ricard S.A. represented by Mrs. Béatrice Baudinet (2)	8,777,091	9.37%	16,249,176	15.16%

Independent Directors
Mr. Jean-Dominique Comolli	63	I.	63	I.

Lord Douro	275	I.	275	I.

Mr. Didier Pineau-Valencienne	710	I.	710	I.

Mr. Gérard Théry	225	I.	225	I.

Mr. William H.Webb	1,200 ADRs (300 shares)	I.	300	I.

(1) Note: I = Insignificant.
(2) Includes shares held by the Paul Ricard company and by SNC Le Garlaban, as set forth in Article L.233-3 of the French Commercial Code.

THE MARKET FOR PERNOD RICARD’S SECURITIES

Pernod Ricard shares

Pernod Ricard shares are traded on the Eurolist Market (Compartment A) of Euronext Paris S.A. (deferred settlement system). Volumes traded during the last 18 months are shown in the table in the chapter on Shareholders.

In 1993, Pernod Ricard established an ADR (American Depository Receipt) programme sponsored by the Bank of New York (OTC market).

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

OCEANE bonds

Pernod Ricard 2.50% February 2002/January 2008 OCEANE bonds were either converted early or redeemed. On 20 September 2005, no OCEANE bonds were outstanding.

Traded volumes of OCEANE bonds during 2004/05 were as follows:

Convertible bond market

	Price			Trading volumes

In euro	Average	High	Low	Number of bonds	Trading value

2004
January	130.49	131.50	128.25	18,683	2,424,457
February	134.45	144.00	129.80	1,431	191,467
March	139.97	141.60	137.60	11,616	1,632,662
April	144.61	146.20	142.50	1,911	276,360
May	144.69	147.50	143.05	30,027	4,337,016
June	143.63	144.50	142.15	41,250	5,940,327
July	142.13	142.13	142.13	23,756	3,420,240
August	139.56	140.30	138.60	673	94,093
September	139.25	143.00	137.00	60,672	8,416,261
October	143.14	146.10	141.50	19,092	2,732,617
November	148.34	150.25	144.00	3,781	564,509
December	148.86	150.00	148.00	16,108	2,396,399

2005
January	143.85	146.88	141.30	6,029	880,056
February	142.31	144.00	140.00	16,644	2,352,861
March	143.86	145.00	142.40	7,230	1,032,583
April	151.72	157.50	145.00	25,438	3,781,274
May	155.77	159.00	151.50	12,632	1,978,341
June	167.08	172.50	158.80	12,972	2,160,016
July	173.34	187.50	168.25	24,248	4,208,540
August	176.87	180.20	174.00	534	93,593
September (1)	177.30	179.00	166.30	889	157,624

(1) Until 1 September 2005, the final available price for OCEANE bonds.
Source: Euronext Convertible Bond Market – Central Market).

DIVIDENDS (DISTRIBUTION POLICY OVER THE LAST 5 FISCAL YEARS)

Dividends distributed during the last five years are disclosed at the end of the Notes to the parent company financial statements.

[GRAPHIC APPEARS HERE]

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

CORPORATE GOVERNANCE

contents

106	Management and Supervisory bodies

COMPOSITION OF THE BOARD OF DIRECTORS

COMMENTS ON THE COMPOSITION OF THE BOARD OF DIRECTORS

ROLE AND FUNCTION OF THE BOARD OF DIRECTORS

COMMITTEES OF THE BOARD OF DIRECTORS

ASSESSMENT OF THE BOARD OF DIRECTORS

STATUTORY AUDITORS

120	Directors’ and Executives’ interests: remuneration and stock-option programmes

DIRECTORS’ REMUNERATION

DIRECTORS’ REMUNERATION POLICY

REMUNERATION POLICY AND ALLOCATION OF STOCK-OPTIONS FOR THE EXECUTIVE OFFICERS

EMPLOYEE PROFIT SHARING PLANS

Management and Supervisory bodies

COMPOSITION OF THE BOARD OF DIRECTORS

First name and last name or corporate name of the member	Date of first appointment	Date of expiry of term of office(1)		Mandates exercised outside of the Group at 30.06.2005

Chairman –Chief Executive Officer

Mr. Patrick Ricard	15.06.1978(2)	2007/2008	-	Director of Société Générale
			-	Director of Provimi SA
			-	Member and Vice-Chairman of the Supervisory Board of SA Paul Ricard
			-	Director of Altadis (Spain)
			-	Permanent representative of Santa Lina SA, Director of Société Immobilière et Financière pour l’Alimentation

Deputy Chief Executive Officers

Mr. Richard Burrows	17.05.2004	2007/2008	-	Deputy Governor of the Bank of Ireland Group PLC (Ireland)
			-	Chairman and Director of the Development Consultants International Ltd
			-	Director of Entreprise Trust (Ireland)
			-	Director of Irish Management Institute (Ireland)

Mr. Pierre Pringuet	17.05.2004	2007/2008	-	Director of Société Immobilière et Financière pour l’Alimentation

Directors

Mr. Jean-Claude Beton	11.06.1987	2004/2005	-	Manager of GFA Grand Ormeau
			-	Manager of Forbees SARL

Mr. François Gérard	10.12.1974	2005/2006

Mr. Rafael Gonzalez-Gallarza	05.05.1998	2007/2008	-	Chairman of the Board of Directors of Prensa Malagueña SA
			-	Director of Endesa
			-	Chairman – Chief Executive Officer of Société Immobilière et Financière pour l’Alimentation

Mrs. François Hémard	09.06.1983	2007/2008

Mrs. Danièle Ricard	16.06.1969	2004/2005	-	Chairwoman of the Management Board of SA Paul Ricard
			-	Manager of SNC Le Garlaban
			-	Chairman of the Board of Directors of Bendor SA
			-	Chairman of the Board of Directors of Les Embiez SA
			-	Chairman of the Board of Directors of Société d’Aménagement des Hôtels de Bendor et des Embiez

SA Paul Ricard represented by Mrs. Béatrice Baudinet	09.06.1983	2008/2009

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

First name and last name or corporate name of the member	Date of first appointment	Date of expiry of term of office (1)		Mandates exercised outside of the Group at 30.06.2005

Independent Directors

Mr. Jean-Dominique Comolli	06.05.1997	2008/2009	-	Chairman of the Board of Directors of Seita
			-	Chairman of the Board and Director of Altadis (Spain)
			-	Director of Logista (Spain)
			-	Vice-Chairman of the Supervisory Board of Régie des Tabacs (Morocco)
			-	Director of Aldeasa (Spain)
			-	Member of the Board of Directors of Etablissement Public de l’Opéra Comique

Lord Douro	07.05.2003	2008/2009	-	Chairman of the Framlington Group (United Kingdom)
			-	Chairman of the Company Richemont Holding UK Ltd (United Kingdom)
			-	Director of the Compagnie Financière Richemont AG (Switzerland)
			-	Director of Global Asset Management Worldwide (United Kingdom)
			-	Director of Sanofi-Aventis (France)

Mr. Didier Pineau-Valencienne	07.05.2003	2008/2009	-	Honorary Chairman of Schneider Electric SA and Square D
			-	Senior Advisor to Credit Suisse First Boston in London
			-	Member of the Supervisory Board of Lagardère SA
			-	Director of Fleury Michon SA -
			-	Chairman and Partner of Sagard (private equity)

Mr. Gérard Théry	04.05.1999	2004/2005	-	Director of ERAP
			-	Manager of GTA

Mr. William H. Webb	07.05.2003	2008/2009	-	Director of the Foreign Policy Association
			-	Director of The Elie Wiesel Foundation for Humanity
			-	Director of the American Australian Association
			-	Member of the Executive Committee of the International Tennis Hall of Fame
			-	Director of Macquarie Infrastructure Company

(1) The term of office expires at the General Meeting deliberating on the financial statements for the financial year mentioned.
(2) Date of appointment as Chairman - Chief Executive Officer.

Other mandates exercised within the Group at 30 June 2005

Mr. Patrick Ricard Chairman - Chief Executive Officer	French companies	Director	Martell & Co SA Pernod Ricard Finance SA

		Permanent representative of Pernod Ricard within the Board of Directors	Cusenier SA
JFA SA
Pernod SA
Pernod Ricard Europe SA
Santa Lina SA
Établissements Vinicoles Champenois SA (EVC)
Galibert et Varon SA
Ricard SA

		Permanent representative of Santa Lina within the Board of Directors	Compagnie Financière des Produits Orangina SA (CFPO)

		Member of the Management Board	Pernod Ricard Asia SAS
Pernod Ricard North America SAS (Permanent representative of Pernod Ricard)

		Permanent representative of International Cognac Holding within the Board of Directors	Renault Bisquit SA

	Foreign companies	Chairman of the Board of the Directors	Comrie Plc
World Brands Duty Free Ltd

		Vice-Chairman of the Board of Directors	Austin Nichols and Co Inc

		Director	Peri Mauritius Ltd
Chivas Brothers Pernod Ricard Ltd
The Glenlivet Distillers Ltd
Aberlour Glenlivet Distillery Ltd
Boulevard Export Sales Inc
Distillerie Fratelli Ramazzotti Spa
Duncan Fraser and Company Ltd
Glenforres Glenlivet Distillery Ltd
House of Campbell Ltd
Irish Distillers Group Ltd
Larios Pernod Ricard SA
Muir Mackenzie Ad Company Ltd
Pernod Ricard Swiss SA
Polairen Trading Ltd
Sankaty Trading Ltd
Populous Trading Ltd
White Heather Distillers Ltd
William Whiteley & Co Inc
W. Whiteley and Company Ltd
Pernod Ricard Acquisition II Corp

		Permanent representative of Pernod Ricard within the Board of Directors	Campbell Distillers Ltd

		Chairman	Austin Nichols Export Sales Inc

		Member of the Supervisory Board	Wyborowa SA

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Mr. Richard Burrows Deputy Chief Executive Officer	French companies	Chairman	Lina 3 SAS
Lina 5 SAS
Lina 7 SAS

		Chairman of the Board of Directors	Pernod Ricard Finance SA

		Director	Pernod Ricard Europe SA
Pernod SA
Ricard SA
Martell & Co SA

		Membre du Conseil de Direction	Pernod Ricard North America SAS

	Foreign companies	Chairman	Irish Distillers Group Ltd
Irish Distillers Ltd

		Director	Austin Nichols and Co Inc
Peri Mauritius Ltd
Chivas Brothers (holding) Ltd
Pernod Ricard Newco 2 Ltd
PR Newco 3 Ltd
PR Newco 5 Ltd
Dillon Bass Ltd
Pernod Ricard Australia Pty Ltd
Chivas Brothers Pernod Ricard Ltd
Chivas Brothers (Americas) Ltd
Chivas Brothers (Europe) Ltd
Chivas Brothers (Japan) Ltd
The Glenlivet Distillers Ltd
Treat Venture LLC
Populous Trading Ltd
Polairen Trading Ltd
Sankaty Trading Ltd
Watercourse Distillery Ltd
Gallwey Liqueurs Ltd
Irish Distillers Trustees Ltd
Proudlen (NI) Ltd
Pernod Ricard Trinidad Ltd
Proudlen Distillery Ltd
Seagram India Pte Ltd

		Vice-Chairman of the Supervisory Board	Wyborowa SA

Mr. Pierre Pringuet Deputy Chief Executive Officer	French companies	Chief Executive Officer	Lina 3 SAS
Lina 5 SAS

		Chairman and Chief Executive Officer	Santa Lina SA

		Chairman	Lina 6 SAS
Lina 8 SAS

		Director	Pernod Ricard Europe SA
Pernod SA
Ricard SA
Martell & Co SA

		Permanent representative of Pernod Ricard with the Roard of Directors	Compagnie Financière des Produits Orangina SA (CFPO)

		Member of the Management Board	Pernod Ricard Asia SAS

	Foreign companies	Director	Austin Nichols and Co Inc
Pernod Ricard Asia Duty Free Ltd
Irish Distillers Ltd
Irish Distillers Group Ltd
Pernod Ricard Belgium SA
Larios Pernod Ricard SA
Distillerie Fratelli Ramazzotti Spa
Scitrium Europe Investments BV
Pernod Ricard Japan KK
Taylor Burnham Industries BV
Pernod Ricard Australia Pty Ltd
Pernod Ricard Nederland BV
The Glenlivet Distillers Ltd
Treat Venture LLC
Seagram India Pte Ltd
Chivas Brothers Pernod Ricard Ltd
Havana Club Holding SA

		Member of the Supervisory Board	Georgian Wines & Spirits Company LLC
Pernod Ricard Deutschland GmbH
Agros Holding SA

		Chairman of the Board	Pernod Ricard Swiss SA

		Manager	Havana Club Know-How

		Chairman of the Supervisory Board	Wyborowa SA

Mr. Jean-Claude Beton Director	Foreign companies	Director	Austin Nichols and Co Inc

Mr. François Gérard Director	Foreign companies	Director	Martell & Co SA
Pernod SA

At the Ordinary General Meeting of 17 May 2004, the terms of office of two Directors, Mr. Patrick Ricard and Mr. Thierry Jacquillat, expired. The term of office of Mr. Thierry Jacquillat was not submitted for renewal. The renewal of the term of office of Mr. Patrick Ricard was approved by the company’s shareholders.

In addition, Mr. Richard Burrows and Mr. Pierre Pringuet were appointed as new Directors.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

COMMENTS ON THE COMPOSITION OF THE BOARD OF DIRECTORS

Board of Directors

The Board of Directors is composed of 14 members, the bylaws providing for a maximum of 18 members. The Extraordinary General Meeting of 17 May 2004 decided to reduce the term of office of the Directors from six to four years. As a result, three Directors have a term of office of four years. At the Annual General Meeting of 10 November 2005, this number, subject to the approval by the shareholders of the renewal of the mandate of two Directors, will be increased to five Directors. The Board elects its Chairman, who must be an individual, from among its members. After the General Meeting of 31 May 2002, the Board decided not to separate the functions of the Chairman of the Board from those of the Chief Executive Officer, considering that this option was the most favourable in the current circumstances. The bylaws stipulate that each Director must own at least 50 shares in the Company during the term of his/her office. Company policy recommends the holding of a number of shares greater than that specified by the bylaws and their registration.

Five independent Directors presently sit on the Board: Mr. Jean-Dominique Comolli, Mr. Gérard Théry, Mr. Didier Pineau-Valencienne, Mr. William H. Webb and Lord Douro. They meet the criteria for designation as independent Directors as prescribed in the Corporate Governance Report, namely that: “a Director is deemed independent when he/she maintains no relationship of any nature with the company, group or its management, which may compromise the exercise of his/her independent judgement.” There is no Director elected by employees.

NAME, BUSINESS ADDRESS, EXPERTISE AND EXPERIENCE IN THE AREA OF MANAGEMENT, OTHER MANDATES PREVIOUSLY EXERCISED OUTSIDE THE GROUP WITHIN THE LAST FIVE YEARS, OTHER SIGNIFICANT ACTIVITIES EXERCISED AND FAMILY CONNECTIONS WITH THE BOARD OF DIRECTORS

Information as of 30 June 2005

Mr. Patrick Ricard
 60 years old, French nationality.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr. Patrick Ricard held 632,876 Pernod Ricard shares at 21 September 2005.

On leaving the Perier high school in Marseille, and after a number of long trips abroad, Mr. Ricard spent one year with Seagram, the No.1 company at that time in Wine & Spirits. Mr. Patrick Ricard then started his careerwith the Ricard company. He spent time in all departments, from production to sales, and became Branch Director in 1970, then Deputy Chief Executive Officer and Director. He was also a Director of Pernod between 1973 and 1974. In 1975, following the merger of Pernod and Ricard, he was appointed Deputy Chief Executive of Pernod Ricard, where he has been Chairman-Chief Executive Officer since 1978.

Other than the mandates indicated above, Mr. Patrick Ricard was also appointed Chairman of the Club d’observation sociale de I’lnstitut de I’Entreprise in 1987, Director of Eridania Beghin-Say and Chairman of the Fédération des Exportateurs de Vins & Spiritueux de France (FEVS) between 12 March 2002 and 24 March 2005.

Mr. Patrick Ricard is the son of Mr. Paul Ricard, the founder of Ricard, and the brother of Mrs. Béatrice Baudinet and Mrs. Danièle Ricard, also members of the Board of Directors of Pernod Ricard.

Mr. Richard Burrows
59 years old, Irish nationality.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr. Richard Burrows held 65,564 Pernod Ricard shares at 21 September 2005.

A graduate of Wesley College, Dublin, Mr. Richard Burrows trained as a chartered accountant. Joining the Irish Distillers Group in 1971, he was appointed Chief Executive Officer of The Old Bushmills Distillery in 1972, then Managing Director of Irish Distillers in 1976 and then Chief Executive Officer in 1978. In 1991, he assumed the chairmanship of the Irish Distillers Group, which had become a subsidiary of Pernod Ricard in 1988. Joint Chief Executive Officer, then Deputy Chief Executive Officer of the Pernod Ricard Group since 2000, he was appointed Director on 17 May 2004.

Other than the mandates indicated above, Mr. Richard Burrows was Chairman of the Irish Business and Employers Confederation, non-executive Director of Coras lompair Eran and of Friends First Life Insurance Co until 2000, Director of Cork University Foundation, and member of the Supervisory Board of Wilshire Financial Services Ltd. He is also Chairman of the National Development Corporation.

Mr. Pierre Pringuet
55 years old, French nationality.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr. Pierre Pringuet held 29,548 Pernod Ricard shares at 21 September 2005.

A graduate of École Polytechnique and engineer graduate from École des Mines in Paris in 1975, Mr. Pringuet started his career in 1976 as project leader for the Préfect of Lorraine, then in 1978 for the Directeur Général de l‘Industrie. A technical advisor to Mr. Michel Rocard within various ministries between 1981 and 1985, he then assumed the duties of Director of Agriculture and Food Industries. He joined the private sector in 1987: he was appointed Development Director of Pernod Ricard, and became Chief Executive Officer of the Société pour I’Exportation des Grandes Marques (SEGM) between 1989 and 1996. First Chief Executive Officer, he then became Chairman – Chief Executive Officer of Pernod Ricard Europe in 1996. He was appointed to the Senior Management of Pernod Ricard in 2000, where he holds the post of Deputy Chief Executive Officer today.

Mr. Jean-Claude Beton
80 years old, French nationality.

Business address: Forbees SA – CMCI – 2, rue Henri Barbusse, 13241 Marseille Cedex 01.

Mr. Jean-Claude Beton held 6,889 Pernod Ricard shares at 21 September 2005.

An engineering graduate from the Ecole d’Agriculture de Sidi Bel Abbes, Algeria, Mr. Beton purchased the brand and the concept of the drink, Naranjina in 1948, which he renamed Orangina. In 1951, he established the Companie Française des Produits Orangina (CFPO) where he served as Chief Executive Officer until 1971, then Chairman-Chief Executive Officer until 1989 and is currently honorary Chairman. He was also the co-founder and Director of the Consortium des Agrumes de Sassandra (Ivory Coast) between 1970 and 1988, of Frumat (Casablanca, Morocco) between 1972 and 1995 and co-founder of Rhodanienne de transit in Marseille in 1981. Mr. Jean-Claude Beton has also been Director of Somecin. He is Advisor to Commerce Extérieur of France since 1962 and Chairman of the Honorary Chamber of the Tribunal de Commerce of Marseille as well as Honorary Chairman of the Regional Committee of Advisors to Commerce Extérieur of France.

Mr. François Gérard
65 years old, French nationality.

Business address: Pernod Ricard – 12, place des États-Unis, 75116 Paris.

Mr. François Gérard held 48,005 Pernod Ricard shares at 21 September 2005.

A graduate from ESSEC in 1962, with an MBA from Columbia University in 1964, he utilized his financial analysis skills with Lazard France (Paris) between 1965 and 1968. He then entered the Wine & Spirits sector when he joined Dubonnet Cinzano. Between 1976 and 1985, he was appointed Chief Executive Officer and then Chairman-Chief Executive Officer of Cusenier SA. In 1986, he became Chairman-Chief Executive Officer of SIAS MPA, a position he held until 2001. Mr. François Gérard has been a Director of Pernod Ricard since 10 December 1974.

Other than the mandates indicated above, Mr. François Gérard was Manager of Piétaterre until March 2003.

Mr. Rafael Gonzalez-Gallarza
70 years old, Spanish nationality.
Business Address: Pernod Ricard Larios – Arturo Soria, 97, 28027 Madrid, Spain.

Mr. Rafael Gonzalez-Gallarza held 50 Pernod Ricard shares at 21 September 2005.

After advanced studies in law in Madrid, he obtained an Advanced Degree in Comparative Law in Luxembourg in 1960, and became a UNESCO expert in the Administration pour le Développement in Tangier and then an official in the OECD Development Centre in Paris between 1968 and 1973. In 1976, he joined the Spanish Justice Ministry for two years as Technical Secretary General, a position he subsequently held from 1980 and 1982 with the Spanish Administration. From 1985, he chaired the Larios group until it was acquired by Pernod Ricard in 1997. He was appointed Chairman of Pernod Ricard Larios in 1998, a position he held until 2004 and has been a Director of Pernod Ricard since 1998.

Among the various mandates indicated above, Mr. Rafael Gonzalez-Gallarza has also been Chairman of the Board of Director of Prensa Malagueña SA, which publishes Diario SUR of Malaga since 1997.

Mrs. Danièle Ricard
66 years old, French nationality.

Business address: Société Paul Ricard – lle des Embiez, Le Brusc, 83140 Six-Fours-les-Plages.

Mrs. Danièle Ricard held 75,205 Pernod Ricard shares at 21 September 2005.

Part of Management and a Director of Ricard between 1967 and 1975, Mrs. Danièle Ricard has been a member of the Board of Directors of Ricard and then Pernod Ricard since 1969. Chairwoman-Chief Executive Officer of Paul Ricard until 2004, she became Chairwoman of the Management Board in 2005.

Mrs. Danièle Ricard is the daughter of Mr. Paul Ricard, the founder of Ricard and the sister of Mr. Patrick Ricard, Chairman-Chief Executive Officer of Pernod Ricard as well as the sister of Mrs. Béatrice Baudinet, Director.

Mrs. François Hémard
73 years old, French nationality.

Mrs. François Hémard held 30,416 Pernod Ricard shares at 21 September 2005.

Mrs. François Hémard has been a Director of Pernod Ricard without interruption since her original appointment on 9 June 1983.

Mrs. François Hémard is the wife of Mr. Jean Hémard (deceased), a previous Chairwoman of Pernod SA and Pernod Ricard who, together with Mr. Paul Ricard, was the initiator and the craftsman of the merger of Pernod and Ricard.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Mrs. Béatrice Baudinet, for SA Paul Ricard
64 years old, French Nationality.

Business address: SA Paul Ricard – lle des Embiez, Le Brusc, 83140 Six-Fours-les-Plages.

Mrs. Béatrice Baudinet held 831 Pernod Ricard shares at 21 September 2005.

The SA Paul Ricard held 8,777,091 Pernod Ricard shares at 21 September 2005.

Following the family tradition, Mrs. Béatrice Baudinet, née Ricard, chose to devote herself to awareness on and preservation of the maritime environment through the SA Paul Ricard, where she was Chief Executive Officer before being appointed Chairwoman of the Supervisory Board. In addition, when she was Chairwoman of Domaine de Barbossi, a vineyard in Alpes-Maritimes, she contributed to the success of the Santo Estello hotel and residential centre, which hosts vacationers and business seminars in Provence.

Mrs. Béatrice Baudinet is the daughter of Mr. Paul Ricard, the founder of Ricard and the sister of Mr. Patrick Ricard, Chairman-Chief Executive Officer of Pernod Ricard as well as the sister of Mrs. Danièle Ricard, Director.

Mr. Jean-Dominique Comolli
57 years old, French nationality.

Business address: Altadis SA – 182 – 188, avenue de France,
75639 Paris Cedex 13.

Mr. Jean-Dominique Comolli held 63 Pernod Ricard shares at 21 September 2005.

Graduate from Institut d’Etudes Politiques of Paris, with a Master in Political Science and a former pupil of ENA (André Malraux class of 1975-1977), Mr. Jean-Dominique Comolli started his career as Administrateur Civil with the Budget Ministry from 1977 to 1981. A technical advisor to Mr. Laurent Fabius, while Deputy Minister for the Budget between 1981 and 1983, he was project manager then technical advisor in Matignon to Mr. Pierre Mauroy and Mr. Laurent Fabius until 1986. He was then appointed Assistant Director to the Budget Department until 1988, where he was successively Deputy Director to the Economy Ministry and Director of the cabinet for the Deputy Minister for the Budget. In 1989, he was appointed Director General for Customs then in 1992, Chairman of the Customs Cooperation Council. Between 1993 and 1999 he was Chairman-Chief Executive Officer of Seita. He led its privatisation in 1995 and merger with Tabacalera to form Altadis, one of the leading players worldwide in tobacco and distribution markets, where he is currently Chairman of the Board of Directors.

Lord Douro
60 years old, British nationality.

Business address: Richmond Holding Ltd, 15 Hill Street, London W1 J 5QT – U.K

Lord Douro held 275 Pernod Ricard shares at 21 September 2005.

Lord Douro holds a Master of Arts in Political Science, Philosophy and Economics from Oxford University, Lord Douro was a Member of the European Parliament in Strasbourg form 1979 to 1989. During his career, he was Vice Chairman of the merchant bank Guinness Mahon from 1988 to 1991, Chairman of Dunhill Holdings from 1990 to 1993, as well as Vice Chairman of Vendôme Luxury Group and Chairman of the Board of Directors of Sun Life & Provincial Holdings Plc from 1995 to 2000. Today, he chairs the Framlington Group, a company that specialises in share management in the United Kingdom.

Other than the appointments indicated above, Lord Douro has been a committee member of the prestigious English Heritage since 2003.

Mr. Didier Pineau-Valencienne
74 years old, French nationality.

Business address: Sagard – 24, rue Jean Goujon, 75008 Paris.

Mr. Didier Pineau-Valencienne held 710 Pernod Ricard shares at 21 September 2005.

A graduate of HEC, with a degree from Dartmouth University and an MBA from Harvard Business School, Mr. Didier Pineau-Valencienne joined the Banque Parisienne pour I‘Industrie in 1958 as a management attaché, then as the Secretary of General Management and finally Director until 1967. He joined Société Carbonisation et Charbons Actifs (Ceca SA) in 1968 and became Chairman in 1972. From 1974 to 1980, he was Director of Management Control and Strategy and Planning for Rhône-Poulenc SA, Chief Executive Officer of the polymers and petrochemical divisions and member of the Executive Committee of Rhône-Poulenc. In 1981, he took charge of Schneider until 1999.

Other appointments include Chairman of the Association Française des Entreprises Privées (1999-2001) and a Director of a number of companies including AXA Financial Inc (1993-2003), Wendel Investissement, Swiss Helevetia Fund, Aventis, AON and Vivarte. Mr. Didier Pineau-Valencienne was also a Director at Insead and the Fondation de France.

His management and executive qualifications have distinguished him on a number of occasions. Thus, the Nouvel Economiste voted him Manager of the Year 1991, and the Franco-American Chamber of Commerce voted him Man of the Year 1993. Mr. Pineau-Valencienne was also elected chairman of the Social Committee of CNPF in 1997.

Mr. Gérard Théry
72 years old, French nationality.

Business address: GTA – 15, rue Raynouard, 75016 Paris.

Mr. Gérard Théry held 225 Pernod Ricard shares on 21 September 2005.

A graduate of École Polytechnique and École Nationale Supérieur des Télécoms de Paris, Mr. Gérard Théry held the posts of Chief Executive Officer of the Telecoms from 1974 to 1987, then advisor of the Chairman of Société Générale from 1984 to 1989 and finally Organisation Director within Renault from 1989 to 1992. He was appointed Chairman of Cité des Sciences and Industrie in 1995, a position he held until 1998. He also chaired the Board of the SICAV “Génération Numérique” until 2004. Other than the appointments indicated above, Mr. Gérard Théry is also chairman of the Fondation Mécénat Musical Société Générale and chairs the Norbert Segard foundation and the Albert Costa de Beauregard association.

Mr. William H. Webb
66 years old, Australian nationality.

Business address: Riverina Enterprise – One East Putnam Avenue, Greenwich, Connecticut 06830 (US).

Mr. William H. Webb held 1,200 ADR (equivalent to 300 ordinary shares) of Pernod Ricard at 21 September 2005.

A graduate of the University of Melbourne (1959) and holder of an MBA from Columbia University, Mr. William H.Webb joined Philip Morris in 1966 where he was given the responsibility for the group development in Asia, Australia and Canada. Appointed Vice Chairman of Philip Morris Asia/Pacific Inc. in 1974, then Vice Chairman of Philip Morris International in 1975 he became Chairman of Benson & Hedges (Canada) Inc. in 1978. In 1984, he became Chief Executive Officer for the Australia/New Zealand region before being appointed in 1987 as Executive Vice Chairman of Philip Morris International in New York. In 1990, he moved to Hong Kong to be Chairman of Philip Morris Asia/Pacific. In 1997, he assumed the position of Chief Operating Officer until 2001. He was then appointed Vice Chairman of the Board of Philip Morris Companies Inc. until he retired in August 2002.

A previous Director of Kraft Foods Inc. (March 2001 to August 2002), he is a member of a number of Board of Directors, as described in the Composition of the Board of Directors table.

Absence of conviction for fraud, association with a bankruptcy or accusation and/or official public sanction

To the knowledge of the Company,

•	no conviction for fraud has occurred in the last five years in respect of any member of the Board of Directors or one of the Chief Executives Officers;

•

no member of the Board of Directors or Executive Officers has been associated, in the last five years, with a bankruptcy, sequestration or liquidation as a member of a governing, management or supervisory body or as Chief Executive Officer; and

•

no accusation and/or official public sanction has been made against any member of the Board of Directors of the Company or one of its Chief Executive Officers by the statutory or regulatory authorities (including designated professional organisations).

Absence of service contracts

No member of the Board of Directors and no Chief Executive Officer is linked by a service contract to Pernod Ricard or its subsidiaries which entails the granting of benefits at the end of such contract.

Absence of potential conflicts of interest

To the knowledge of the Company, no potential conflict of interest exists between the duties, as regards the issuer, and the private interests and/or other duties of any member of the Board of Directors of the Company.

Employee representatives

Pernod Ricard’s sole employee representatives to the Board of Directors are Mr. Sébastien Hubert and Mr. Thibault Cuny, effective as from the Board Meeting of 16 March 2005.

Reappointment of Directors

The appointments of three Directors expire at the Annual General Meeting of 10 November 2005; Mrs. Danièle Ricard, Mr. Jean-Claude Beton and Mr. Gérard Théry.

The mandate of Mr. Jean-Claude Beton is not submitted for renewal.

The renewal of the appointments of Mrs. Danièle Ricard and Mr. Gérard Théry for a period of four years is submitted for the vote of the shareholders at the Annual General Meeting of 10 November 2005.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

ROLE AND FUNCTION OF THE BOARD OF DIRECTORS

Pernod Ricard conforms to the corporate governance regime in force in France within the meaning of the Viénot reports (issued in July 1995 and July 1999), as well as the Bouton report (issued in September 2002). The Board of Directors meeting on 17 December 2002 approved its internal rules. The purpose of these rules is to complete legal, regulatory and statutory aspects so as to clarify the functions of the Board of Directors. It is comprised of rules, such as those concerning diligence, confidentiality and conflicts of interest disclosure. The internal rules summarise the different rules regarding the conditions under which Directors may trade in Company shares and sets annually the periods closed for trading. These periods are 15 days prior to the release of sales and results to the market. The internal rules also require that Directors must hold their shares in registered form and must declare transactions in Company shares.

The notes and documents supporting matters on the agenda are forwarded to the Directors’ attention prior to the holding of Board meetings in order for each Director to effectively participate in the work and deliberations of the Board. Directors may seek any explanations or additional information that they may deem necessary. More generally, Directors may request from the Chairman any information that they deem necessary for the fulfilment of their role. They may, at their discretion, communicate with the Company’s Management.

The Board of Directors delegates to its specialised committees in the preparation of certain subjects requiring its approval.

The Board of Directors periodically reviews the Group’s strategy and, at each meeting, proceeds with a detailed review of the Group’s performance: sales trends, financial results, indebtedness and cash flow.

During the 2004/2005 period, the Board approved the half year and annual financial statements, prepared for the Combined General Meeting and took a number of decisions on current operations.

As part of its discussions and decisions on strategy, the Board considered a number of acquisitions and disposals. It particularly examined, discussed and decided to launch a takeover bid for Allied Domecq. It reviewed and proposed draft resolutions submitted to the Extraordinary General Meeting of 30 June 2005, which was convened to vote for this transaction.

The Board of Directors met 13 times during the 2004/2005 period with an attendance rate of 92%. On average, meetings lasted two and a half hours.

COMMITTEES OF THE BOARD OF DIRECTORS

The committees of the Board of Directors are on the one hand, the Strategic Committee, and on the other hand, two specialised committees, for Corporate Governance: the Audit Committee and the Remuneration and Appointments Committee.

Strategic Committee

Chairman:	Mr. Patrick Ricard
Members(1):	Mr. François Gérard
Mr. Rafael Gonzalez-Gallarza
Mrs. Danièle Ricard

(1)	Mr. Thierry Jacquillat was a member of the Strategic Committee until 17 May 2004, at which time his term of office expired.

The Strategic Committee met 9 times during the 2004/2005 period. Its principal mission is the preparation of strategic decisions that are submitted to the Board of Directors for approval.

Audit Committee

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee was established on 29 January 2002.

Chairman:	Mr. Didier Pineau-Valencienne(1)
(Independent Director)
Members:	Mr. François Gérard(1)
Mr. Gérard Théry
(Independent Director)

(1)	Mr. Didier Pineau-Valencienne and Mr. François Gérard were appointed Chairman and member of the Audit Committee respectively, by the Board of Directors on 17 May 2004.
In euro million Notes	French GAAP 01.07.2004 Net	IAS 12 3.1	IAS 12 3.2	IAS 32 OCEANE 4.1	IAS 32/39 Others 4.2	IAS 39 Revised 4.3	IAS 12 4.4	Others	Total impact of IFRS adjustments	IFRS Net 01.07.2004

Non-current assets
Intangible Assets	2,007							(30)	(30)	1,978
Goodwill	193							35	35	228
Intangible assets and goodwill	2,200	—	—	—	—		—	6	6	2,206
Property, plant & equipment	824							(13)	(13)	811
Biological assets	0							17	17	17
Non-current financial assets	113				(0)	7		0	7	120
Investments in associates	25						(21)		(21)	4
Deferred tax assets	320		14						14	334

Total non-current assets	3,482	—	14	—	(0)	7	(21)	9	10	3,492

Current assets
Inventories	2,163							6	6	2,169
Accounts receivable and other debtors	931			(3)	(6)			(5)	(14)	917
Other financial assets	175	—	—	—	(5))		(127)	(0)	(131)	44
Cash and cash equivalents	120				(2)			(1)	(2)	118
Bond redemption premiums	35			(35)	—			—	(35)	0

Total current assets	3,424	—	—	(39)	(12)	0	(127)	0		3,247

Total assets	6,906	—	14	(39)	(12)	7	(147)	10	(167)	6,739

In addition to its Operating Charter established in June 2002, the Audit Committee approved its internal rules at the Board of Directors’ meeting of 18 March 2003. It met 8 times in 2004/2005, with a 100% attendance rate.

PRINCIPLE MISSIONS OF THE AUDIT COMMITTEE

The main functions of the Audit Committee are to:
•

ensure the relevance and the continuity of the accounting methods used for the preparation of the consolidated and parent company financial statements, as well as the adequate treatment of significant transactions at the Group level;

•	analyse the options for the preparation of financial statements;
•	examine the scope of consolidation and, where appropriate, the reasons for which companies should not be included;
•

provide advice to the Board of Directors regarding the Statutory Auditors’ reappointment or appointment, the quality of their work, and their remuneration, while respecting the rules ensuring their independence;

•	examine any financial or accounting matter referred to it by the Board of Directors;
•	examine significant off-balance sheet risks and commitments.

2004/2005 ACTIVITY REPORT

In accordance with its internal rules and in liaison with the Statutory Auditors and the Finance, Accounting and Internal Audit departments, the work of the Audit Committee mainly involved the following matters:

•	review of significant aspects of French and international legislation and regulations, French and non-French reports and commentaries on audit and corporate governance;

•	analysis of the interim financial statements at 30 June 2004 and 31 December 2004;

•

analysis of the consolidated financial statements at 30 June 2005 (these were reviewed at the meeting on 19 September 2005). The Audit Committee met with management and the Statutory Auditors to discuss the financial statements and their accuracy for the entire Group;

•

overseeing the cash and indebtedness of the Group. The reduction of net indebtedness continued over the period. The net debt to equity ratio (excluding OCEANE bonds) was at a relatively low level of just above 0.6 at 30 June 2005;

•	risk management:

•

as a continuation of the work begun during the previous year following the entry into effect of the Financial Security Law of 1 August 2003, and having to gradually arrive at the establishment of a system allowing an assessment of the suitability and effectiveness of internal control procedures, the Audit Committee reviewed the following work:

		-	the drafting of an Internal Audit Charter which specifies internal control responsibilities within the Group and the method for assessing internal controls;
-

the definition of the Group’s internal control procedures established on the basis of an updated analysis of the Group’s principal risks. These documents were finalised during the first half of 2005, approved by the Board of Directors and then distributed to all Group companies. All subsidiaries analysed the procedures currently in place compared to these principles, as well as the work required to update their procedures so that they conform to the Group’s principles at 1 July 2006;

•

as part of the acquisition of Allied Domecq, the Audit Committee reviewed the summary of Allied Domecq’s Internal Audit, which was presented to the Audit Committee of Allied Domecq Plc in October 2004 and April 2005, as well as work done since then. It also ensured:

		-	the establishment of adequate transition procedures;
		-	the integration of the former Allied Domecq units into the 2005/2006 audit plan;

•

Review of internal audit reports: the internal audits scheduled in the 2004/2005 programme of the Internal Audit department of the Holding company involved seven companies (Pernod, Ramazzotti, Ricard, Wyborowa, PR USA, PR Venezuela and the Group Treasury Department). The audits of PR Cesam and PR Europe holding companies planned for the period were deferred to following year, due to the heavy workload relating to the acquisition of Allied Domecq.

To date, the Audit Committee has reviewed and validated the recommendations of the principal audit reports.
The audit assignments for the Regions included in the 2004/2005 internal audit programme involved:
	•	12 subsidiaries in Europe;
	•	5 subsidiaries in Asia;
	•	3 subsidiaries in North and South America.

2005/2006 OUTLOOK

The Audit Committee plans to meet 6 times in 2005/2006.

The major focus should be:

•	risk management, particularly those risks arising from the integration of Allied Domecq;
•	review and compliance with potential US bonds arising from the acquisition of Allied Domecq;
•	review of internal audits.

Remuneration and Appointments Committee(1)

Chairman:	Mr. Jean-Dominique Comolli
(Independent Director)
Members:	Lord Douro
(Independent Director)
Mrs. Danièle Ricard

The Chairman of the Board of Directors, Mr. Patrick Ricard, is also consulted in deliberations regarding appointments.

This Committee met 6 times during 2004/2005 (18 months) with a 100% attendance rate.

(1)	The Remuneration Committee became the Remuneration and Appointments Committee with effect as from 17 March 2004.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

PRINCIPAL MISSIONS OF THE REMUNERATION AND APPOINTMENTS COMMITTEE

The internal rules of the Remuneration and Appointments Committee were revised and approved by the Board of Directors meeting of 2 November 2004. They now establish the following principal roles:

•	Remuneration
Recommend to the Board of Directors the modalities and amount of the Directors’ fees:
•	recommend to the Board of Directors the amount of the Directors’ fees and their distribution among Directors which is then subject to the approval of the shareholders:
	-	for their duties exercised as members of the Board of Directors;
	-	for their duties carried out on the specialised committees of the Board of Directors;
•	recommend to the Board of Directors the structure and the levels of remuneration of the Executive Directors (including benefits in kind and retirement benefits):
-

determine the variable remuneration of the Executive Directors to ensure the consistency with the Company’s strategic orientation in the short, medium and long-term, as approved by the Board of Directors;

	-	establish qualitative and quantitative criteria;
	-	establish objectives in relation to these criteria;
	-	assess performance in relation to the achievement of fixed objectives;
•	verify the consistency of the remuneration policy of the principal Executive Officers who are not Directors of Group companies with that of the Executive Directors;
•

recommend to the Board of Directors the general policy for the allocation of stock purchase or subscription options to be granted by the Company and verify the conditions for granting them, the dates and the methods for their allocation, as well as any measures aimed at encouraging employee shareholdings.

•	Appointments
To examine, on behalf of the Board of Directors, all arrangements allowing:
•

the selection of new Directors, approving the search and reappointment process, the conducting of periodic reviews of compliance with independence criteria and verifying that the number of independent members of the Board of Directors is sufficient;

•	ensure the continuation of executive bodies by establishing a succession plan for Executive Officers and Directors;
•	remain informed of the succession plan for key positions within the Group;
•	regularly review the composition of the Board of Directors in order to ensure the quality (number of members, diversity of profiles) and the diligence of its members;
•	assess the functionning of the Board of Directors.

ACTIVITY REPORT FOR THE PERIOD 1 JANUARY 2004 TO 30 JUNE 2005

The Remuneration and Appointments Committee focused its work particularly on the following matters in 2004/2005:

•	Remuneration of Executive Officers
•

The Remuneration and Appointments Committee was assisted in its work by the analysis and reports of consultants specialising in remuneration. In particular, the Committee examined a comparative analysis of management remuneration in major international groups in France, Europe, the United States and the rest of the world. The conclusions of this report shed light on a number of decisions which were to be made by the Remuneration and Appointments Committee. Other reviews were also initiated and additional studies were launched, the implementation of which could take place in the medium term.

•

A comparative study of the remuneration of the principal Executive Officers who are not Directors was also carried out and presented in order to show the consistency between the remuneration policy for Directors and the Group’s Executive Officers.

•

The Committee prepared, for the members of the Board of Directors, the calculation of variable remuneration due for 2003 in accordance with the criteria established during the previous year. The Committee also defined new criteria for the calculation of variable remuneration for 2004 so that this part of the remuneration is consistent with the economic performance expected of the Group. The criteria established for 2004 are: organic growth of the Group’s sales in the Wine & Spirits business segment, growth in operating profit and achievement of fixed budget goals, achievement of the financial debt reduction goals, and qualitative objectives.

•	The Remuneration and Appointments Committee recommended to the members of the Board of Directors changes in the fixed remuneration of Management.
•

The Remuneration and Appointments Committee examined during 2004 the recommendation concerning Mr. Thierry Jacquillat’s compensation for his contribution to the success of the Seagram acquisition and the Orangina disposal. The Committee also examined this recommendation with respect to his departure from the Board of Directors and the termination of his various responsibilities exercised on behalf of the Group.

•

The Committee also analysed the effects of the change in the end of the fiscal year on all of the elements of remuneration of the Executive Directors. In March 2005, a recommendation was submitted for the approval of the Board of Directors concerning bonuses due for the 1st half of 2005. The criteria for granting a bonus remain unchanged, with the possibility of “in fine” in the event of unexpected events.

•

At the beginning of 2005, the Remuneration and Appointments Committee prepared decisions for the Board of Directors concerning the increase in fixed remuneration of Executive Directors for 2005. Due to the change in fiscal year, it was also proposed and accepted that the fixed remuneration would be revised on 1 July 2005 by a percentage corresponding to the revised rate for all Pernod Ricard personnel.

•	Stock-options
•

The Remuneration and Appointments Committee examined the draft plan for the allocation of stock options related to the estimated financial results for 2004 distributed in November 2004. The allocation rules were similar to those used in previous years, that is to say, established on the basis of the level of responsibility, assessment of individual performance, financial results of each subsidiary and Group financial results.

•	The Remuneration and Appointments Committee carefully examined the valuation of stock options plans, in accordance with IFRS 2.
•

Lastly, at the beginning of the year, the Remuneration and Appointments Committee examined the draft plan for the allocation of stock options tied to the financial results of the first half of 2005. The beneficiaries, the text of the proposal, as well as the total number of options granted were approved at the meeting of the Board of Directors on 25 July 2005.

•	Appointments
•	During 2004, the Committee worked on the drafting of its new internal rules which now includes the responsibilities relating to appointments.
•	The Remuneration and Appointments Committee also discussed the work programme that will be implemented given these new prerogatives.

•	Exceptional bonus relating to the acquisition of the Allied Domecq Group
•

The Directors, upon the proposal of the Remunerations and Appointments Committee, decided to grant each Executive Director an exceptional bonus of €1 million, to be paid during the 2005/2006 fiscal year.

•	Allocation of free shares
•

Since January 2005, the Committee members have considered in depth the mechanism for the allocation of free shares in accordance with recent French law. This led to proposed resolution No.25, which will be submitted to shareholders’ approval at the Extraordinary General Meeting of 10 November 2005.

EVOLUTION OF THE REMUNERATION AND APPOINTMENTS COMMITTEE

As from 21 September 2005, the Board of Directors decided to change the Remuneration and Appointments Committee by creating two separate committees.

•	Remuneration Committee

Chairman:	Mr. Jean-Dominique Comolli
(Independent Director)
Members:	Lord Douro
(Independent Director)
Mr. William H. Webb
(Independent Director)

•	Appointments Committee

Chairman:	Mr. Jean-Dominique Comolli
(Independent Director)
Members:	Lord Douro
(Independent Director)
Mrs. Danièle Ricard

Mr. Patrick Ricard is also consulted on appointments.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

ASSESSMENT OF THE BOARD OF DIRECTORS

In accordance with the internal rulebook, the Board of Directors initiated an internal evaluation procedure in 2004. Directors were asked to state their views on the composition of the Board of Directors, the operating rules and the preparation of their discussions, as well as the quality of the information provided to them. This also dealt with the composition and work of the committees of the Board of Directors. This assessment permitted an improvement in the operating processes of the Board and enabled it to fulfill its role more effectively. Following this assessment, certain specific measures were implemented. Thus, the Board of Directors intends to more frequently examine market conditions, the competitive environment and possible strategic development options. In accordance with the wish of the Board of Directors, the managers responsible for major departments are also called upon to present their organisation, activities and current projects.

STATUTORY AUDITORS

Principal Statutory Auditors

Deloitte & Associés, represented by Mr. Alain Pons and Mr. Alain Penanguer, and whose registered office is 185 avenue Charles de Gaulle, 92524 Neuilly-sur-Seine. Deloitte & Associés was appointed by the General Shareholders’ Meeting of 7 May 2003, for a period ending at the close of the General Shareholders’ Meeting held to consider the 2004/2005 financial statements.

The mandate of Deloitte & Associés is submitted for renewal, for a period of 6 years, at the Annual General Meeting of 10 November 2005.

Mazars & Guérard, represented by Mr. Frédéric Allilaire, and whose registered office is 39 rue de Wattignies, 75012 Paris, was appointed at the General Shareholders’ Meeting of 13 June 1986. Their mandate was renewed for a period ending at the close of the General Shareholders’ Meeting held to consider the 2009/2010 financial statements.

Société d’expertise comptable A. & L. Genot, Member of KPMG International, represented by Mr. Jean-Claude Reydel, Le Grand Pavois, 320 avenue du Prado, 13268 Marseille Cedex 08, was appointed for the first time at the General Shareholders’ Meeting of 11 June 1987. Their current mandate ends at the close of the General Shareholders’ Meeting held to consider the 2004/2005 financial statements. The mandate of Société d’expertise comptable A. & L. Genot is not submitted for renewal.

Alternate Statutory Auditors

BEAS, whose registered office is 7-9 Villa Houssay, 92524 Neuilly-sur-Seine, alternate of Deloitte & Associés, was appointed at the General Shareholders’ Meeting of 7 May 2003 until the close of the General Shareholders’ Meeting to consider the 2004/2005 financial statements.

The mandate of BEAS is submitted for renewal, for a period of 6 years, at the Annual General Meeting of 10 November 2005.

Mr. Patrick déCambourg, residing at 39 rue de Wattignies, 75012 Paris, alternate of Mazars & Guérard, was appointed at the General Shareholders’ Meeting of 17 May 2004 for a period of 6 years. His mandate expires at the Annual General Meeting held to consider the 2009/2010 financial statements.

Statutory Auditors’ fees in respect of the 18 month period (1 January 2004 to 30 June 2005)

In euro thousand	Deloitte	Mazars	Genot	Others	Total

Certification	(3,675)	(3,799)	(107)	(387)	(7,968)
Related projects	(412)	(323)	(42)	(18)	(795)

Total audit	(4,087)	(4,122)	(149)	(405)	(8,763)

Legal and tax	(185)	(90)	—	(611)	(886)
Other services	(320)	(5)	—	(153)	(478)

Total services	(505)	(95)	—	(764)	(1,364)

Total audit and services	(4,592)	(4,217)	(149)	(1,169)	(10,126)

Directors’ and Executives’ interests: remuneration and stock-option programmes

DIRECTORS’ REMUNERATION

Remuneration paid in respect of the fiscal year 2004/2005 (18 months)

In euro	Fixed gross remunerations for 2004/2005 (18 months)	Variable gross remuneration for 2004/2005 (18 months)	Variable as % of fixed	Pernod Ricard Directors’fees for 2004/2005 (18 months)(1)	Benefits in kind for 2004/2005 (18 months)(2)	Total remuneration for 2004/2005 (18 months)

Chairman and Chief Executive Officer					Company car
Mr. Patrick Ricard	1,410,000	1,871,035	132.70%	56,629	5,250	3,342,914

Vice-Chairman of the Board of Directors
Mr. Thierry Jacquillat(3)				14,569		14,569

Deputy Chief Executive Officer (4)					Company car
Mr. Richard Burrows	937,500	1,244,042	132.70%	43,774	5,250	2,230,566
Mr. Pierre Pringuet	937,500	1,244,042	132.70%	43,774	5,250	2,230,566

Directors
Mr. Jean-Claude Beton	42,160			56,629		98,789
Mr. Jean-Dominique Comolli				73,800		73,800
Lord Douro				75,579		75,579
Mr. François Gérard				54,629		54,629
Mr. Rafael Gonzalez-Gallarza				56,629		56,629
Mrs. François Hémard				56,629		56,629
Mr. Jean-Jacques Laffont(5)				6,856		6,856
Mr. Didier Pineau-Valencienne				80,529		80,529
Mrs. Danièle Ricard				56,629		56,629
Mr. Gérard Théry				84,529		84,529
Mr. William H. Webb				48,629		48,629
SA Paul Ricard				54,629		54,629

(1)	Including Directors’ fees in respect of membership of Audit Committee and Remuneration and Appointments Committee.
(2)	Benefits in kind should be read in conjunction with the information on retirement benefits disclosed in paragraph “Remuneration policy and allocation of stock-options for the Executive officers”.
(3)

Until 17 May 2004. In addition, it was decided to pay €2 million to Mr.Thierry Jacquillat in respect of the termination of his various duties within the Group (including €0.5 million paid in May 2005).

(4)	Appointed Director with effect from 17 May 2004.
(5)	Deceased on 1 May 2004.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Remuneration paid in respect of the period 1 July 2004 to 30 June 2005 (pro forma 2004/200512 months)

In euro	Fixed gross remunerations for 2004/2005 (proforma) (12 months)	Variable gross remuneration for 2004/2005 (proforma) (12 months)	Variable as % of fixed	Pernod Ricard Directors’ fees for 2004/2005 (proforma) (12 months)(2)	Benefits in kind for 2004/2005 (proforma) (12 months)(2)	Total remuneration for 2004/2005 (proforma) (12 months)	Total remuneration for 2003

Chairman and Chief Executive Officer					Company car
Mr. Patrick Ricard	947,500	1,273,248	134.38%	39,346	3,500	2,263,594	1,880,539

Deputy Chief Executive Officers and Directors					Company car
Mr. Richard Burrows	630,000	846,594	134.38%	39,346	3,500	1,519,440	1,204,946
Mr. Pierre Pringuet	630,000	846,594	134.38%	39,346	3,500	1,519,440	1,204,946

Directors
Mr. Jean-Claude Beton	28,080			39,346		39,346	64,475
Mr. Jean-Dominique Comolli				49,533		49,533	55,333
Lord Douro				52,312		52,312	32,500
Mr. François Gérard				37,346		37,346	33,000
Mr. Rafael Gonzalez-Gallarza				39,346		39,346	259,556
Mrs. François Hémard				39,346		39,346	33,000
Mr. Didier Pineau-Valencienne				55,612		55,612	32,000
Mrs. Danièle Ricard				39,346		39,346	33,000
Mr. Gérard Théry				57,612		57,612	55,000
Mr. William H. Webb				34,346		34,346	20,667
SA Paul Ricard				37,346		37,346	33,000

(1)	Including Directors’ fees in respect of membership of Audit Committee and Remunerations and Appointments Committee.
(2)	Benefits in kind should be read in conjunction with the information on retirement benefits disclosed in paragraph “Management remuneration policy and allocation of stock-options”.

DIRECTORS’ REMUNERATION POLICY

Directors’ fees paid to members of the Board of Directors amounted to €864,450 in respect of the 18 month period 2004/2005. The allocation of the fees was made on the basis of the effective contribution of each Director or independent member of committees to the work of the Board of Directors. Furthermore, Directors’ fees were divided into fixed and variable amounts, the latter taking absenteeism into account.

As from 21 September 2005, a decision was made to revise the allocation rules for fees for the Board by creating for non-residents a distance premium relating solely to the variable part of remuneration. In addition, it appeared equitable to remunerate Directors who are not independent and are members of committees in the same manner as independent Directors. Executive Directors no longer receive directors’ fees.

REMUNERATION POLICY AND ALLOCATION OF STOCK-OPTIONS FOR THE EXECUTIVE OFFICERS

Remuneration

The remuneration policy for Executive Officers is set by the Remuneration and Appointments Committee and approved by the Board of Directors. The variable part of the remuneration can represent a significant portion of total remuneration if fixed annual objectives are achieved or exceeded. Objectives are redefined each year to be in line with the strategic plans of the Group.

Stock-options

The rules for the allocation of stock options to Executive Directors are established on different criteria, among which are the level of responsibility and the achievement of Group objectives. The Remuneration and Appointments Committee establishes these allocation rules, which are then ratified by the Board of Directors.

As the 2004 allocation, the evaluation of the Company’s and Group’s performance is identical with respect to the Executive Directors. The other criteria are also retained (level of responsibility and assessment of individual performance).

The number of options allocated to Executive Directors of Pernod Ricard being lower than the market practice for international groups of a similar size and structure, the Board of Directors, upon the proposal of the Remuneration and Appointments Committee, decided to double the number of options allocated to Company executives as from the plan relating to the first half of 2005.

Other benefits

The Chairman has the benefit of a company car as well as the services of a driver. Each Deputy Chief Executive Officer also has the benefit of a company car.

In compensation for services rendered in the exercise of their duties, the French Executive Directors benefit from membership in the Group’s supplementary defined benefits retirement plan. This plan compensates the absence of coverage from mandatory complementary retirement coverage on the individual remuneration portion that exceeds 8 annual social security ceilings. A minimum length of service of 10 years is required to benefit from this plan as well as the condition of presence within the Group on the day of retirement. This plan is also proportional to the length of their presence within the Group, with a maximum limit of 20 years. This scheme is therefore random, general and applies to all French employees of the Group with remuneration in excess of the above-mentioned limit.

The replacement rate of Mr. Patrick Ricard and Mr. Pierre Pringuet, taking all schemes into account, amounts to less than one third of their total end of- career remuneration. In particular, the benefits relating to the above mentioned supplementary pension represent less than 20% of their end of career remuneration.

Mr. Richard Burrows benefits from the capitalisation retirement plan for Irish executives who are on Irish Distillers’ management committee, the benefit of which amounts to a replacement rate of approximately two-thirds of his fixed final salary, which is approximately one-third of total remuneration (fixed plus variable).

Beyond the compulsory plans, the total amount noted or recorded at 30 June 2005 in the financial statements of Pernod Ricard for retirement benefits for the three Executive Directors is estimated at €20 million. It should be noted that this includes amounts noted for Mr. Richard Burrows in Ireland, where the major part of retirement benefits are comprised of capitalized retirement plans.

The Executive Directors do not benefit from any “golden parachute” or special benefits, other than those from which all employees of the companies benefit, or the above mentioned benefits. However, an individual letter exists, to the attention of Mr. Pringuet and Mr. Burrows, which states that, in the event of a termination in association with the Group based upon a decision of the Board of Directors, each will receive compensation calculated on the basis of one month’s salary for every year of service.

The Executive Directors do not receive any Directors’ fees by virtue of the services rendered as Directors of Group subsidiaries.

Schedule of stock subscription or purchase options granted to/exercised by Directors

	Number of options allocated/ subscribed for or purchased	Price in euro	Maturity date	Plan No.

Options granted during the period to each Director
Mr. Patrick Ricard	21,970	109.71	17.11.2014	13
Mr. Richard Burrows	15,576	109.71	17.11.2014	13
Mr. Pierre Pringuet	15,576	109.71	17.11.2014	13

Options exercised during the period by each Director
Mr. Patrick Ricard	11,169	45.36	28.01.2009	4
Mr. Patrick Ricard	17,262	36.71	19.12.2007	3
Mr. Richard Burrows	37,500	43.60	27.09.2010	6
Mr. Richard Burrows	9,900	46.64	19.12.2010	7
Mr. Pierre Pringuet	2,317	47.92	27.01.2010	5
Mr. Pierre Pringuet	10,800	43.60	27.09.2010	6
Mr. Pierre Pringuet	3,160	47.92	27.01.2010	5
Mr. François Gérard	11,025	37.48	04.10.2004	1
Mr. François Gérard	10,500	32.44	19.12.2006	2
Mr. François Gérard	4,843	36.71	19.12.2007	3
Mr. François Gérard	3,742	45.36	28.01.2009	4

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Regulated agreements

Regulated agreements concluded during the period or concluded during previous years and whose execution continued during the period are disclosed in the special report of the Statutory Auditors on regulated agreements in the section relating to Parent Company financial statements.

Table of stock subscription and purchase options granted to/exercised by the ten highest paid non-Executive Officers

	Number of options allocated/ subscribed or purchased	Price in euro	Plan No.

Options granted during the period by the issuer to the ten highest paid non-Executive Officers of the issuer and all other companies included in the scope of options granted, of which the number of options thus granted is the highest.	64,609	109.71	13

Options of the issuer held during the period by the ten highest paid non-Executive Officers of the issuer and all companies included in the scope of options, of which the number of options thus purchased or subscribed is the highest.	67,068	37.75	1/2/3/4/5/7

Pernod Ricard has not issued any other options reserved to Executive Directors or to the ten highest paid employees of the Company.

Historical table of options to subscribe or purchase shares

Stock purchase and subscription overview (position at 30 June 2005)

	Plan No. 1	Plan No. 2	Plan No. 3	Plan No. 4	Plan No. 5

Date of authorization by AGM	12.05.1993	12.05.1993	12.05.1993	05.05.1998	05.05.1998

Board of Directors Meeting	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000

Option type	Purchase	Purchase	Purchase	Purchase	Purchase

Number of beneficiaries	218	297	160	182	180

Total number of options allocated	968,919	1,044,760	304,422	291,427	333,604

to Executive Directors of Pernod Ricard SA	48,825	70,500	66,058	26,079	32,275

to the top ten beneficiaries salaried executives of the Group	92,925	96,000	48,081	57,260	56,496

First exercise date	04.10.1994	19.12.1996	19.12.1997	28.01.1999	27.01.2000

Exercise possible with effect from	04.10.1994	20.12.1996	22.12.2002	29.01.2002	28.01.2003

Disposals with effect from	04.10.1994	20.12.1996	22.12.2002	29.01.2004	28.01.2005

Expiry date	04.10.2004	19.12.2006	19.12.2007	28.01.2009	27.01.2010

Exercise price (€)	37.48	32.44	36.71	45.36	47.92

Number of options subscribed at 30.06.2005	881,506	932,977	216,471	173,023	115,329

Number of options cancelled during the period	—	—	—	932	2,025

Number of outstanding options at 30.06.2005	—	92,033	70,749	99,281	203,741

	Plan No. 6	Plan No. 7	Plan No. 8	Plan No. 9	Plan No. 10

Date of authorization by AGM	05.05.1998	05.05.1998	03.05.2001	03.05.2001	03.05.2001

Board of Directors Meeting	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002

Option type	Purchase	Purchase	Purchase	Subscription	Subscription

Number of beneficiaries	2	204	10	367	84

Total number of options allocated	75,000	374,953	48,346	832,202	139,004

to Executive Directors of Pernod Ricard SA	75,000	37,640	—	104,348	—

to the top ten beneficiaries salaried executives of the Group	—	62,258	48,343	109,723	27,318

First exercise date	27.09.2000	19.12.2000	19.09.2001	18.12.2001	11.02.2002

Exercise possible with effect from	28.09.2003	20.12.2003	20.09.2005	19.12.2005	12.02.2006

Disposals with effect from	28.09.2005	20.12.2005	20.09.2005	19.12.2005	12.02.2006

Expiry date	27.09.2010	19.12.2010	19.09.2011	18.12.2011	11.02.2012

Exercise price (€)	43.60	46.64	62.96	61.60	65.20

Number of options subscribed at 30.06.2005	48,300	18,217	—	757	—

Number of options cancelled during the period	—	956	—	6,614	1,295

Number of outstanding options at 30.06.2005	26,700	350,314	48,346	811,762	120,121

	Plan No. 11	Plan No. 12	Plan No. 13	Plan No. 14 (1)

Date of authorization by AGM	03.05.2001	03.05.2001	17.05.2004	17.05.2004

Board of Directors Meeting	17.12.2002	18.12.2003	02.11.2004	25.07.2005

Option type	Subscription	Purchase	Purchase	Purchase

Number of beneficiaries	398	418	459	490

Total number of options allocated	863,201	631,497	756,744	380,355

to Executive Directors of Pernod Ricard SA	69,370	41,184	53,122	44,701

to the top ten beneficiaries salaried executives of the Group	95,074	52,903	64,609	44,228

First exercise date	17.12.2002	18.12.2003	17.11.2004	11.08.2005

Exercise possible with effect from	18.12.2006	19.12.2007	18.11.2008	12.08.2009

Disposals with effect from	18.12.2006	19.12.2007	18.11.2008	12.08.2009

Expiry date	17.12.2012	18.12.2013	17.11.2014	11.08.2015

Exercise price (€)	73.72	87.73	109.71	136.38

Number of options subscribed at 30.06.2005	—	2,225	—	—

Number of options cancelled during the period	8,822	3,146	—	—

Number of outstanding options at 30.06.2005	844,876	626,126	756,744	380,355

(1) Subsequent events.

In accordance with the authorisation granted by the Extraordinary General Meeting of 17 May 2004, the Board of Directors of Pernod Ricard established a stock purchase option plan on 2 November 2004, in respect of 757,821 shares, for high-level executives of the Group or non-executive employees who have proven a strong attachment to the Group and their effectiveness in the accomplishment of their missions.

This plan, which took effect on 17 November 2004, involved 756,744 shares granted as purchase options to 459 beneficiaries at the exercise price of €109.71 each. The allocation price corresponds to the average price of Pernod Ricard shares during the 20 trading days prior to this allocation. No discount was applied to this average price. 53,122 options were allocated to the Directors of Pernod Ricard. Exercises and disposals can be carried out as of 18 November 2008.

After the end of the fiscal year 2004/2005 and in accordance with the authorisation granted by the Extraordinary General Meeting of 17 May 2004, the Board of Directors of Pernod Ricard established a stock purchase option plan on 25 July 2005, in respect of 380,355 shares, for high-level executives of the Group or non-executive employees who have proven a strong attachment to the Group and their effectiveness in the accomplishment of their missions.

This plan, which took effect on 11 August 2005, involved 380,355 shares granted as purchase options to 490 beneficiaries at the exercise price of €136.38 each. The allocation price corresponds to the average price of Pernod Ricard shares during the 20 trading days prior to this allocation. No discount was applied to this average price. 44,701 options were allocated to the Directors of Pernod Ricard. Exercises and disposals can be carried out as of 12 August 2009.

EMPLOYEE PROFIT SHARING PLANS

Pernod Ricard SA employees benefit from a profit sharing plan, last renewed on 28 June 2004, which is based on the Group’s consolidated results. The plan was contracted for three fiscal years.
For the most part, other Group subsidiaries, both French and international, have established for their employees similar profit sharing agreements allowing them to participate in their Companies’ results.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Report of the Chairman on internal control procedures

contents

126	Report of the Chairman – Chief Executive Officer

CORPORATE GOVERNANCE, PREPARATION AND ORGANISATION OF THE DUTIES OF THE BOARD OF DIRECTORS

LIMITATION OF EXECUTIVE POWERS

INTERNAL CONTROL PROCEDURES

DESCRIPTION OF THE INTERNAL CONTROL ENVIRONMENT

INTERNAL CONTROLS IN THE PREPARATION OF FINANCIAL AND ACCOUNTING INFORMATION

2005/2006 OUTLOOK

130	Statutory Auditors Report

Report of the Chairman – Chief Executive Officer

on the preparation and organisation of the duties of the Board and internal control procedures pursuant to the Financial Security Act in the context of the preparation of Pernod Ricard’s consolidated financial statements for the 2004/2005 fiscal year

In accordance with Article L.225-37 of the French Commercial Code based on Article 117 of the Financial Security Law of 1 August 2003, and the recommendations issued by the Autorité des marchés financiers (French Financial Market Authority) (AMF), this report is intended to explain, in the context of the preparation of the consolidated financial statements for the 2004/2005 fiscal year, the preparatory and organisational conditions of the duties of the Board of Directors, the powers invested in the Chief Executive Officer by the Board of Directors, as well as the internal control procedures set up by Pernod Ricard SA.

CORPORATE GOVERNANCE, PREPARATION AND ORGANISATION OF THE DUTIES OF THE BOARD OF DIRECTORS

Information in respect of the preparation and organisation of the duties of the Board of Directors can be found in the chapter relating to Corporate Governance.

LIMITATION OF EXECUTIVE POWERS

On 31 May 2002, the Board of Directors decided not to segregate the functions of Chairman of the Board of Directors and the Chief Executive Officer of the Company.

The limits imposed by the Board of Directors on 17 May 2004, regarding the powers of the Chairman – Chief Executive Officer and the Deputy Chief Executives are described below.

Limitations on the Chairman – Chief Executive Officer’s powers

The Chairman – Chief Executive Officer must ensure, before committing the Company, that the Board of Directors consents to transactions that fall outside the ordinary course of business and, in particular, before:

•	making acquisitions, ownership transfers or disposals of assets and property rights and making investments exceeding €50 million per transaction;
•

concluding any investments in or operations of joint ventures with other companies, whether French or non-French, except for any subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code);

•

undertaking any investments or shareholdings in any company, partnerships or investment vehicle, existing, established or yet to be established, by way of subscription or contribution in cash or in kind, by a purchase of shares, ownership rights or other securities, and in general, by any form whatsoever, for an amount exceeding €50 million per transaction;

•

issuing loans, credits and advances in excess of €50 million per borrower, except when the borrower is a subsidiary of Pernod Ricard (within the meaning of Article L.233- 3 of the French Commercial Code) and with the exception of loans granted for less than one year;

•

borrowing, with or without granting a guarantee on corporate assets, in excess of €200 million in the same fiscal year, except with subsidiaries of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code), for which there is no limit;

•

granting pledges, sureties or guarantees, except with the express delegation by the Board of Directors in accordance with Article L.225-35 of the French Commercial Code and Article 89 of the Decree of 23 March 1967. On 16 March 2005, the Board of Directors renewed for one year (until 15 March 2006) the authorisation given by the Board on 17 May 2004 to the Chairman – Chief Executive Officer to deliver, in the name of the Company, pledges, sureties or guarantees up to €50 million.

The Board of Directors also renewed on the same date and for the same period, the authorisation granted to the Chairman – Chief Executive Officer to give to tax and customs authorities, charges, sureties or guarantees, without limit, in the name of the Company.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

The authorisations to grant pledges, sureties and guarantees covered by the present paragraph may be delegated, in full or in part, by the Chairman – Chief Executive Officer, particularly to the Deputy Chief Executive Officers.

In addition, the Chairman – Chief Executive Officer may commit the Company to the disposal of an investment of a value of less than €50 million. Above this amount the approval of the Board of Directors is required.

Limitations on the Deputy Chief Executive Officers’ powers

The Deputy Chief Executive Officers must ensure, before committing the Company, that the Board of Directors consents to transactions that are outside the ordinary course of business and, in particular, before:

•	making acquisitions, disposals and transfers of assets and property rights and investments exceeding €25 million per transaction;
•

concluding any joint venture with other companies, either French or non- French, with the exception of any subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code);

•

undertaking any investments or shareholdings in any company, partnership or investment vehicle, existing or yet to be established, by way of subscription or contribution in cash or in kind, by the purchase of shares, ownership rights or other securities and in general, by any form whatsoever, for an amount exceeding €25 million per transaction;

•

issuing loans, credits and advances in excess of €25 million per borrower, except when the borrower is a subsidiary of Pernod Ricard (within the meaning of Article L.233-3 of the French Commercial Code) and with the exception of loans granted for less than one year;

•

borrowing, with or without granting a guarantee on corporate assets, in excess of €100 million in the same fiscal year, except with subsidiaries of Pernod Ricard (within the meaning of Article L.233.3 of the French Commercial Code), in which case there is no limit;

•

granting, in the name of the Company, pledges, sureties or guarantees, through his or her delegation of power from the Chairman – Chief Executive Officer, as indicated above, within his or her authorized limits and with ability to sub-delegate.

Furthermore, the Deputy Chief Executive Officers may commit the Company to the disposal of an investment with a value of less than €25 million. Above this amount, the approval of the Board of Directors is required.

INTERNAL CONTROL PROCEDURES

Definition of internal control

The internal control procedures in force within the Group are designed to:

•

on the one hand, ensure that management actions, completion of transactions and personal conduct comply with guidelines relating to the conduct of Group business, as set by the Group’s executive bodies, applicable law and regulations, and the values, standards and internal rules of Group companies; and

•

on the other hand, verify that the accounting, financial and management information provided to the executive bodies of the Group companies fairly reflects the operation and general situation of the companies of the Group.

One of the objectives of the internal control system is to prevent and control risks arising from the activities of the Group companies’ business and the risk of error or fraud, in particular in the areas of accounting and finance. As with all control systems, it cannot provide an absolute guarantee that such risks have been fully eliminated.

General organisation of the Group

The general organisation of the Group is based around Pernod Ricard SA (hereinafter the “Holding Company”) which holds directly, or indirectly through holding companies (hereinafter the “Regions”), companies referred to as “Brand Owners” and “Distributors”, with some companies assuming both the Brand Owner and Distributor roles.

The Holding Company exclusively manages certain reserved functions, such as:

•	Group strategy, particularly internal and external growth;
•	management of investments and in particular any mergers, acquisitions or disposals of assets that may be appropriate;
•	management of the Group financial policy as well as financing resources;
•	tax policy and its implementation;
•	defining remuneration policies, management of international executives and skills development;
•	approval of new advertising campaigns for all brands prior to launch;
•	approval of key features of strategic brands;
•	corporate communications and investor, analyst and shareholder relations;
•	sharing of resources, such as volume grouping by the purchasing department;
•	major applied research programmes.

The Holding Company also carries out the monitoring and control of subsidiaries’ performance, as well as the preparation and presentation of Group accounting and financial information.

Group’s Senior Management is composed of the Chairman – Chief Executive Officer and two Deputy Chief Executive Officers, whose powers are set by law, the bylaws, and the Board of Directors.

Regions are autonomous subsidiaries to whom powers have been delegated by the Holding Company, with responsibility for operational and financial control of the subsidiaries which they control, namely subsidiaries located in a common geographic region (Asia, South Asia, North America, South America and Europe).

Brand Owners are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have the responsibility of managing brand strategy and development as well as manufacturing.

Distributors are autonomous subsidiaries to whom powers have been delegated by the Holding Company or by a Region. They have the responsibility of managing the distribution and development of brands in local markets.

DESCRIPTION OF THE INTERNAL CONTROL ENVIRONMENT

Internal control players

The principal bodies with responsibility for internal control are as follows:

AT THE GROUP LEVEL

The Group Executive Committee is comprised of the Group’s Senior Management, the Chairmen – CEOs of major subsidiaries and the Holding Company’s Chief Financial Officer, Marketing and Human Resources Directors. In addition to the review of the Group’s commercial and financial performance, it addresses all general matters regarding the Group and its Subsidiaries. The committee met eight times in 2004 and four times between January and June 2005.

The Holding Company’s Management Committee is comprised of the Group’s Senior Management and the Holding Company’s senior managers. It met eight times in 2004 and three times between January and June 2005.

It is charged with ensuring the correct application of decisions taken by the Group’s Senior Management, and that information prepared and given to Senior Management is reliable and relevant.

The Group’s Internal Audit department is a unit of the Holding Company’s Finance Department and reports directly to the Group’s Senior Management and the Audit Committee, by mutual initiative. It comprises teams from the Holding Company and the Regions. Audit assignments and work programme are approved by Senior Management and the Audit Committee. The review principle is based on a regular audit cycle for each subsidiary. Internal audit work is communicated to the Audit Committee, the Group’s Senior Management and the Statutory Auditors for review and analysis. In 2004/2005, six internal audits were carried out by the group Internal Audit department and identified areas of improvement resulted in a detailed action plan approved by Senior Management and the Audit Committee. The Regions carried out 20 internal audits during the 2004/2005 accounting year.

Statutory Auditors
The selection of Statutory Auditors is made by the Board of Directors upon recommendation from the Audit Committee.
The Group has selected a group of Statutory Auditors in order to ensure global and comprehensive coverage of Group risks.

AT THE SUBSIDIARY LEVEL
The subsidiary’s Management Committee is appointed by the Holding Company or by a Region and is comprised of the subsidiary’s Chairman – Chief Executive Officer and its senior managers.

The subsidiary’s Chief Financial Officer is charged by the subsidiary’s Chairman – Chief Executive Officer to establish proper internal control systems for the prevention and control of risks arising from the subsidiary’s operation, risks relating to error and fraud, particularly in the areas of accounting and finance.

Risk identification and management

The 2004/2005 accounting year consisted in continuing work done in 2003 on the analysis of the Group’s risks. This work led to a definition of Group internal control principles (the “Principles”). These Principles, established for each of the fourteen internal control cycles identified at group level, should enable the subsidiaries to emphasise internal control procedures relating to the Group’s major risks. During the 2004/2005 finical year, all subsidiaries prepared a summary, on the one hand of procedures in place in comparison to the Principles and, on the other hand, of the work required to bring these procedures into line with the Principles.

In parallel, the 2004/2005 accounting year allowed for the establishment of the Group Internal Audit Charter that defines the role and responsibilities of internal control within the Group, the role and responsibilities of the Internal Audit department and the relationship with the Statutory Auditors.

The above work led to:

•	the preparation of a summary report by subsidiary, that was presented to each subsidiary and the Audit Committee;
•	the preparation of a Group summary report, that was presented to the Audit Committee;
•

the issuance of a confirmation letter from each subsidiary sent to the Chairman – Chief Executive Officer of Pernod Ricard, with a copy to the Audit Committee, committing the management of the subsidiary to maintain adequate internal control procedures in relation to identified risks.

Key features of internal control procedures

The key features are as follows:

The Organisation Charter sets out the rights and duties of every employee in relation to values promoted by the Group. A copy of the charter is given to each employee when they are hired and when updated.

A formal procedure to delegate power, issued by the Board of Directors, sets out the powers of the Chairman – Chief Executive Officer, the Deputy Chief Executive Officers, the Chief Financial Officer and the Chief Legal Officer of the Holding Company.

The Internal Audit Charter (see above).

Group Internal Control Principles (see above).

The Quality and Environment Charters detail the rules to be complied with within these areas. The Holding Company’s Industrial Management Department is vested with the responsibility for ensuring compliance with these charters and presents an annual report to the Group’s Executive Management Committee.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Budgetary control is exercised along three lines: the annual budget (revised during the year), monthly reporting to monitor performances and a three year strategic plan. Budgetary control is exercised by the Holding Company and the Regions’ Finance Departments’ management control teams, and operates as follows:

•	precise budget instructions (principles, timetable) are issued by the Holding Company and sent to all subsidiaries. The final budget is approved by the Holding Company’s Senior Management;
•	reporting prepared on the basis of data directly entered from the subsidiary in accordance with a precise timetable provided at the beginning of the year;
•

the monthly performance analysis is carried out as part of the reporting process and is presented by the Finance Department to the Holding Company’s Management Committee, Senior Management, the Group Executive Committee and at meetings of the Board of Directors and the Audit Committee;

•	a three year strategic plan is prepared each year using the same procedures as those used for the budget;
•	a unique management and consolidation tool enables the direct input by each subsidiary of its accounting and financial data.

Centralised treasury management is led by the Treasury Unit of the Holding Company’s Finance Department.

The Holding Company’s legal and operational control over subsidiaries

Subsidiaries are, for the most part, 100% held, either directly or indirectly.

The Holding Company is represented directly or indirectly (through a Region) on the subsidiaries’ Boards of Directors.

The Organisation Charter and the Group Internal Control Principles define the level of autonomy of each subsidiary, particularly with respect to strategic decisions.

The role of the Holding Company, as described in the section “Group General Organisation” of the present report, is an important factor in the control of subsidiaries.

INTERNAL CONTROLS IN THE PREPARATION OF FINANCIAL AND ACCOUNTING INFORMATION

Preparation of consolidated financial statements of the Group

The Group, in addition to the matters detailed above, prepares interim and annual consolidated financial statements. This process is handled by the consolidation unit of the Holding Company’s Finance Department, as follows:

•	communication of main Group accounting and financial principles through a procedures manual;
•	preparation and issuance by the consolidation unit of precise instructions to the subsidiaries prior to a consolidation, together with a detailed timetable;
•	consolidation by level;
•	preparation of the consolidated financial statements on the basis of information provided by a document pack completed by each subsidiary;
•

use of a single software package by all group subsidiaries. The maintenance of this package and user training are carried out by the Holding Company’s Finance Department with the occasional use of external consultants;

•	the consolidation process and the software package were reviewed by an internal audit in 2003, which confirmed the reliability of the information they produce.

Furthermore, consolidated subsidiaries sign a confirmation letter addressed to the Statutory Auditors, which is also sent to the Holding Company. This letter commits the senior management of each consolidated subsidiary to the accuracy and completeness of the financial information sent to the Holding Company as part of the consolidation process.

Preparation of Pernod Ricard’s Parent Company financial statements

Pernod Ricard SA prepares its financial statements in accordance with applicable laws and regulations. It prepares the consolidation pack in line with instructions received from the Finance Department.

2005/2006 OUTLOOK

The 2005/2006 year will be used to:

•	integrate Allied Domecq (adoption of Group standards and sharing best practices);
•	deal with possible American obligations issued as part of the Allied Domecq acquisition;
•

continue the process to establish tools to assess the adequacy and effectiveness of internal control procedures, and particularly to ensure that the subsidiaries’ procedures comply with the Group Internal Control Principles.

Paris, 21 September 2005

Patrick Ricard
Chairman – Chief Executive Officer

Statutory Auditors Report

In accordance with Article L.225-235 of the French Commercial Code on the report prepared by the Chairman of the Board of Directors of Pernod Ricard describing the internal control procedures relating to the preparation and processing of financial and accounting information.

Accounting period of the 18 months ended 30 June 2005

To all Shareholders,

In our capacity as Statutory Auditors of Pernod Ricard SA, and in accordance with Article L.225-235 of the French Commercial Code, we present to you our report on the report prepared by the Chairman of your company, in accordance with Article L.225-37 of the French Commercial Code for the accounting period ended 30 June 2005.

It is the Chairman’s responsibility to give an account, in his report, of the conditions of preparation and organisation of the work of the Board of Directors, and of the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We have performed our work in accordance with professional standards applicable in France. These require the performance of diligence procedures to assess the fairness of information presented in the Chairman’s report regarding internal procedures relating to the preparation and processing of accounting and financial information. These diligence procedures mainly consist of:

•

becoming familiar with the objectives and the general organisation of the internal controls, as well as of the internal control procedures relating to the preparation and processing of accounting and financial information as presented in the Chairman’s report;

•	becoming familiar with the work from which the data and financial information in this report are derived.

On the basis of the procedures we have performed, we have no matters to report in connection with the information given on the internal control procedures of the Company relating to the preparation and processing of financial information contained in the Chairman of the Board’s report, prepared in accordance with Article L.225-37 of the French Commercial Code.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

DELOITTE & ASSOCIÉS Alain Pons Alain Penanguer	MAZARS & GUÉRARD Frédéric Allilaire	Société d’expertise comptable A. AND L. GENOT MEMBER OF KPMG INTERNATIONAL Jean-Claude Reydel

This is a free translation into English of the Statutory Auditors’ reports issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors’ report includes for the information of the reader, as required under French law in any auditor’s report, whether qualified or not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the Statutory Auditors’ report addressing financial reporting in management’s report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document contents

Management Report

132	Management Report

KEY FIGURES AND ANALYSIS OF BUSINESS ACTIVITY

ANALYSIS OF INCOME STATEMENT

MARKET AND COMPETITION

RISK MANAGEMENT

EXPLANATORY NOTES ON THE TRANSITION TO IFRS ACCOUNTING STANDARDS AT 30 JUNE 2005

157	Management Report Appendix

Management Report

KEY FIGURES AND ANALYSIS OF BUSINESS ACTIVITY

Key figures

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2003 published	2002 published

Net sales (excl. duties & taxes)	5,246.4	3,673.5	3,549.8	3,533.7	4,835.7
Wine & Spirits sales (excl. duties & taxes)	5,139.2	3,611.2	3,450.5	3,418.6	3,407.9
Operating profit	1,030.0	748.4	737.6	739.2	750.3
Operating margin	19.6%	20.4%	20.8%	20.9%	15.5%
Net current profit (1)	655.9	481.5	471.3	463.6	440.3
Group net profit	644.1	475.2	471.4	463.8	412.8
Earnings per share – profit after tax diluted (2) (in euros)	8.88	6.52	6.34	6.25	5.93
Earnings per share – Group net profit diluted (2) (in euros)	8.73	6.44	6.34	6.25	5.57

(1)	Profit before tax net of ordinary activities income tax, income from associated companies and minority interests.
(2)	As specified in Note 1.20 to the consolidated financial statements.

The following analysis relates to the period of 1 July 2004 to 30 June 2005, and a comparison with the 12-month pro forma period of 1 July 2003 to 30 June 2004.

Wine & Spirits operating profit amounted to €748 million, an 8.4% increase at a constant scope of consolidation and exchange rates.

The unfavourable change of exchange rates (primarily the weakening of the U.S. dollar and associated currencies against the Euro) limited the recorded increase in Wine & Spirits net operating income to 1.5%.

Profit before tax improved by 0.8% to €656 million.

Net current profit improved 2.2% to €482 million, increasing 9.3% at constant exchange rate.

Analysis of business activity

Pernod Ricard Group once more had a remarkable commercial and financial performance in the 2004/2005 period.

STRONG DEVELOPMENT OF COMMERCIAL POSITION AND BRANDS

The progression in Pernod Ricard Group’s 2004/2005 sales was driven by two key elements that are the Group’s strength today:

•	an increased global presence in all important markets, including the expanding markets (Asia and South America, etc.);
•	a diversified portfolio with a complementarity between local and global brands that meet the specific expectations of consumers around the world.

The Group’s global distribution network has enabled it to seize available growth opportunities, mainly in Asia, Europe and South America.

In Asia, the Group pursues the development of its brands through significant investments. These efforts have led to a spectacular growth in business activity, particularly in China.

In Europe, growth in certain buoyant markets such as Russia and the United Kingdom (thanks to the progression of the Group’s Australian wines) compensated for difficulties encountered in other markets, such as Italy or Poland.

In the Americas, sales activity enjoyed strong growth thanks to excellent performance in Venezuela and Argentina and a markedly strengthened position in the North America region.

The French market recorded virtual stability for the 2004/2005 12-month pro forma period.

The Group’s brand portfolio continued to demonstrate its growth potential. The 12 key brands enjoyed a 4% rise in volume in 2004/2005, demonstrating strong dynamism in the second half of the year (+6%).

The Group continues to benefit from major initiatives aimed at strengthening its “brand capital”, notably for Chivas Regal (+16% in volume in 2004/2005), Jameson (+10%) and Martell (+7%). Jacob’s Creek (+6%), The Glenlivet (+7%) and Havana Club (+12%) confirm their progression and global presence. Local brands such as Amaro Ramazzotti (+11%) played a role as a growth engine in the portfolio. Anise brands continued to suffer in a difficult market in France.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

The 100 Pipers, Royal Salute, Royal Stag and Something Special whiskies confirmed their double digit growth and strengthened the Group’s presence in certain high growth markets, including Asia and South America.

In Eastern Europe, the development of local brands Becherovka and Ararat also contributes to strengthening the Group’s positions in these promising markets.

PROGRESSION OF THE WINE & SPIRITS
BUSINESS’ PROFITABILITY

In the context of a significant depreciation of the U.S. dollar and its associated currencies against the Euro, the Group was able to improve the profitability of its Wine & Spirits business through:

•	the growth in its brands portfolio, notably the accelerated development of its Premium brands;
•	the increased efficacy of its global network;
•	the marked increase in advertising and promotional expenditures that guarantee the development of its brands over the long term.

The operating profit of the Wine & Spirits business in 2004/2005 increased from €738 million to €748 million (+1.5%) as compared to 2003/2004, an 8.4% increase at a constant scope of consolidation and exchange rates.

The Wine & Spirits operating margin on a constant exchange rate basis continued to improve, rising to 21.6% from 21.4%. This increase is due to the combination of a progression in gross margin to 67.1% from 66.9%, an increase in advertising and promotional expenditures (up 0.8 basis points to 22.9% of 2004/2005 sales on a constant exchange rate basis) and the continuing control of structure costs (18.6% of sales versus 19.2% of 2003/2004 sales, on a constant exchange rate basis)

ONGOING REDUCTION OF INDEBTEDNESS

The Group 2004/2005 12-month pro forma free cash flow amounted to €380 million, which is markedly similar to the preceding 12 month period.

The Group was able to reduce its net financial debt by €119 million over the 2004/2005 period thanks to the commercial and financial performance achieved, the control of investments and working capital requirements and the disposal of various non-strategic assets.

Thus, Group net financial debt amounted to €1,991 million at 30 June 2005 down from €2,109 million at 31 December 2003, resulting in a significant improvement in the Group’s gearing ratio (net financial debt to shareholders’ equity), which decreased from 0.77 at 31 December 2003 to 0.63 at 30 June 2005.

ANALYSIS OF INCOME
STATEMENT

Wine & Spirits business

Wine & Spirits sales increased by 4.7% to €3,611 million.
The development of the brand portfolio enabled the realisation of remarkable internal growth (+7.3%), which was partially offset by a negative foreign exchange impact (-2.3%), as well as by an unfavourable impact of the scope of consolidation (-0.4%).

This growth was primarily driven by Asia/rest of world (+14.7%), the Americas (+9.2%) and Europe (+5.7%). In France, in a continued difficult market, sales marginally decreased (-0.7%).

The progression of the Group’s key brands, other than its French brands, is reflected in the table below:

Volumes (millions of 9-litre cases)	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2005/2004

Chivas Regal	3.5	3.1	16%
Havana Club	2.2	1.9	12%
Amaro Ramazzotti	1.3	1.2	11%
Jameson	1.8	1.7	10%
The Glenlivet	0.4	0.4	7%
Martell	1.2	1.1	7%
Jacob’s Creek	7.4	7.0	6%
Wild Turkey	0.8	0.8	3%
Clan Campbell	1.6	1.5	2%
Seagram’s Gin	3.3	3.3	- 2%
Ricard	5.9	6.1	- 4%
Pastis 51	1.7	1.8	- 6%

Top 12 total	31.1	29.9	4%

Taking into account these evolutions, Wine & Spirits 2004/2005 12-month pro forma operating profit at a constant scope of consolidation and exchange rates improved by 8.4% to €799 million.

Non-strategic businesses

The continued decrease in non-Wine & Spirits sales in 2004/2005 (€62 million compared to €99 million for 2003/2004) resulted from the finalisation of the Group’s refocusing on its core Wine & Spirits activities with the disposal in November 2004 of CFPO (disposal of remaining Orangina operating assets) and Marmande Production (tomato juice producer and bulk fruit juice bottler), as well as Foulon Sopagly (bulk grape juice producer) in June 2005. The Group’s non-alcohol activities generated an operating profit of €0.1 million.

Comments on financial results

The Group incurred 2004/2005 12-month net finance cost of €92 million, €5.4 million more than for the comparable 2003/2004 12-month period.

Despite the stability in financial charges, the net financial cost increased by €5.4 million due to foreign exchange effects, €1 million less in dividend income as well as increased banking fees and discount rate, as well as the non-recurring disposal of stock of €2 million realised in the first half of 2004. The impacts of these various items are detailed in the table below:

In euro million	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2005/2004 pro forma 12 months	2005/2004 pro forma 12 months

Net finance charges	(80.5)	(80.5)	(0.0)	0%
Dividends	0.8	1.4	(0.6)	-43%
Net forex gain/(loss)	1.2	1.7	(0.5)	-29%
Other	(13.7)	(9.3)	(4.4)	-47%

Net finance cost	(92.2)	(86.7)	(5.5)	-6%

Comments on exceptional income

The Group’s exceptional income for the pro forma 12 months ended 30 June 2005 amounted to €16.2 million, resulting from:

•	€72.9 million in capital gains on asset disposals and changes in provisions for risks. The most significant factor was the Orangina capital gain (disposal of CFPO’s Orangina assets for €33.9 million);
•	(€21.5) million restructuring charges due to the rationalisation of production in Ireland and Scotland;
•	(€35.2) million in other charges, of which (€14.7) million relate to the acquisition of Allied Domecq.

Comments on the Group’s net profit
(excluding minority interests)

12-month pro-forma Group net profit (excluding minority interests) amounted to €475 million, up 0.8% compared to 2003/2004 and 3.9% when Allied Domecq acquisition costs are excluded. Excluding exceptional items and amortisation of goodwill, net current profit improved 2.2% to €481 million, or 9.3% on a constant exchange rate basis.

MARKET
AND COMPETITION

Pernod Ricard Group’s business competitors are mainly:

•	either major international Wine & Spirits groups such as Diageo, Constellation Brands, Fortune Brands, Bacardi-Martini, Brown Forman and Rémy Cointreau for international brands;
•	or smaller companies or local producers for local brands (such as La Martiniquaise in France).

The presence of a great number of players, both locally and internationally, has made the Wine & Spirits an extremely competitive market.

Global volumes (millions of 9-litre cases)

[Chart Appers Here]

Source: IWSR 2004 – “Western Style” Spirits excluding agent brands, wines, wine-based aperitifs and RTDs. Total volume: 1,202 million cases.
* Pernod Ricard estimate, following the acquisition of Allied Domecq.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

RISK MANAGEMENT

Market risks

The review and management of exchange rate risks, interest rate risks and liquidity risks are handled by the Financing and Cash Management Department where seven persons are employed. This department, which is attached to the Group’s Finance Department, manages all financial exposure and prepares a monthly report for General Management using a centralised data base. All financial instruments that are used cover existing and projected transactions as well as investments. They are contracted with a limited number of counterparties with top ratings from a specialised agency.

LIQUIDITY RISKS INTEREST, RATE RISKS, EXCHANGE RISKS

These subjects are detailed in Notes 1.21, 13 and 15 relating to the consolidated financial statements.

RISK RELATING TO SHARES

Following the transfer of Société Générale shares which took place in 2003, no significant share risk remains, with the exception of the risks relating to Pernod Ricard treasury shares, a breakdown of which is set forth in Note 17 to the consolidated financial statements.

POLICY ADOPTED BY ALLIED DOMECQ

The treasury department of the Allied Domecq group centralizes all exchange, interest rate and liquidity risks in accordance with the policy of risk management relating to financial instruments approved by the Board of Directors.

The financing policy of the Allied Domecq group is to maintain a diversified portfolio of debt and maturity with a level of confirmed credit lines sufficient to ensure group liquidity. The margin for fiexibility is set at £300 million to cover volatility in financing requirements.

As the balance sheet may be significantly affected by exchange rate fiuctuations, Allied Domecq’s policy is to relate debt in foreign currencies in proportion to results achieved in the same currencies in order to cover part of its exchange rate exposure.

Counterparty risk limits depend on the ratings of credit agencies and are continually monitored.

The exposure to interest rate fluctuation is covered by interest rate swaps and options. The hedging policy requires that 60% to 80% of debt be at fixed rates after hedging.

Legal risks

Other than insignificant litigation arising from the ordinary business activity of the Group, the following litigation should be mentionned:

DISPUTES RELATING TO BRANDS

Havana club

The Havana Club brand, of which the Pernod Ricard Group, together with a Cuban public company, is the joint owner worldwide, is currently being sued in the United States and in Spain by a competitor of the Group.

In the United States, this competitor referred the matter to the United States Patent and Trademark Office (USPTO). On 29 January 2004, the USPTO rejected this action, thus acknowledging the validity of the Havana Club brand. As this decision was appealed, proceedings are now pending before the Federal Court of the District of Columbia.

Furthermore, the rights relating to the Havana Club brand in the United States remain highly limited, since a law prohibits all action for infringement of patent and restricts the possibility of renewal of the brand. As this law has been condemned by the World Trade Organisation (WTO), and as the United States has not modified its legislation in conformity with the WTO decision, an arbitration procedure is currently under way before the WTO. In parallel, the joint-venture’s rights in Spain were confirmed in proceedings initiated in 1999. However, this decision has been appealed.

At the same time, a court action in Spain relating to ownership of the brand has been pending since 1999, and a decision could be handed down within a year.

Becherovka

There have been several attempts at usurpation and infringement of this brand in the Czech Republic, Slovakia and Russia. Numerous actions before the civil and criminal jurisdictions of these countries have been initiated in order to confirm the Group’s ownership rights on the Becherovka brand and to have those infringements sanctioned.

Champomy

During 2001, the National Institute of Appellations of Origin and the Comité Interprofessionnel des Vins de Champagne summoned Pernod Ricard and its subsidiaries before the Courts of Paris in order to request the nullity of the Champomy brands on the grounds that they constitute a violation of the Champagne appellation of origin. Since then, these brands have been transferred to the Cadbury Schweppes group. However, Pernod Ricard has guaranteed the purchaser in respect of the validity of these brands and its contractual liability would be triggered in the event that the Champomy brands are cancelled.

Blender’s Pride

Seagram India Private Ltd was summoned in January 2005 to appear before the Court of Jalandhar (Punjab, India) by an Indian company claiming to be the owner of the “Blender’s Pride” brand. Aside from preventing Seagram India from exploiting the “Blender’s Pride” brand, the purpose of the claim is the award of damages, interest and restitution of profits generated by the marketing of this brand since 1995. Austin Nichols & Co Inc, owners of the “Blender’s Pride” brand, and Seagram India, its Indian licensee, have referred separate claims to the New Delhi Court of Justice for the purpose of obtaining the cancellation of their competitor’s brand and preventing them from exploiting the brand in India.

COMMERCIAL DISPUTES

Claim by the Republic of Colombia against Pernod Ricard,
Seagram Llc and Diageo Plc

The Republic of Colombia, as well as several Columbian regional departments, brought a claim in October 2004 before the US District Court for the Eastern District of New York against Pernod Ricard, Pernod Ricard USA Llc, Diageo Plc, Diageo North America Inc., Guinness UDV North America Inc., Heublein Inc., United Distillers Manufacturing Inc., IDV North America Inc. and Seagram Export Sales Company Inc.
The plaintiffs claim that these companies have, among others, committed an act of unfair competition against the Colombian government (which holds a constitutional monopoly on the production and distribution of spirits) by selling their products through illegal distribution circuits and by receiving payments from companies involved in money laundering. Pernod Ricard contests this and is defending itself against all of these allegations, including the jurisdiction of the American courts in this case.

Excise duties in Turkey

Allied Domecq, as well as some of its competitors, is involved in a customs valuation dispute relating to the customs valuation of certain imports to Turkey. The main issue relates to whether the sales price of Duty Free goods can be used in declaring the customs value for import into Turkey. Allied Domecq is actively defending its position. To date, the customs agency has commenced proceedings against Allied Domecq in Turkey in respect of 14 imports, with a potential liability of €8 million. Allied Domecq is actively defending its position.

PUTATIVE CLASS ACTIONS IN THE UNITED STATES

Allied Domecq, together with most other major alcoholic beverage companies in the U.S. beverage industry, have been named and served with complaints in a number of nearly identical putative class action lawsuits initiated in the states of Ohio, Wisconsin, Michigan and West Virginia. The lawsuits allege a long standing industry-wide arrangement of advertising and marketing alcoholic beverages to underage consumers, and claim a variety of damages, including disgorgement of unlawful profits. The lawsuits, which are being vigorously defended, are in the early pre-discovery, pre-trial pleading stages. Accordingly, it is too early to predict the amount of potential loss, if any, that could arise from these lawsuits and, accordingly, no reserves have been established in connection therewith. Allied Domecq has also been named in two other virtually identical putative class action lawsuits which have been filed in the states of New York and Florida. However, at this date, neither Allied Domecq nor any other defendants have been served with complaints in either lawsuit.

Allied Domecq, together with SPI Spirits, have been named as defendants in an action brought in the U.S. District Court for the Southern District of New York by an entity that claims to represent the interests of the Russian Federation on matters relating to trademarks for alcohol products. In the action, the foreign entity is seeking to challenge the Company’s ownership of the Stolichnaya® trademark in the United States, and to block future sales of Stolichnaya® products. In addition, the entity is asserting ancillary copyright and false advertising claims, and seeks to damages, including the disgorgement of all related profits. The lawsuit is in the very early pre-discovery stages and Allied Domecq has already moved to dismiss all of the asserted claims.

Allied Domecq, together with SPI Spirits, have been named as defendants in a putative class action originally brought before a California state court. Allied Domecq has requested that the juridiction be transferred to the U.S. District Court for the Central District of California. In the lawsuit, representatives of the supposed class claim that Allied Domecq has engaged in unlawful business practices under California law by advertising and promoting Stolichnaya® vodka as “Russian Vodka,” and seek to enjoin all further advertising, as well as to recover damages, including the disgorgement of all related profits. The lawsuit is in the very early pre-discovery stages, and Allied Domecq has responded to all of the claims against, which it intends to defend itself vigorously.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

CORPORATE LITIGATION

Allied Domecq’s Mexican subsidiaries have been served with notice of a claim filed in the Junta Federal de Conciliación y Arbitraje in Mexico. The lawsuit was filed on behalf of the former head of Latin American operations on the basis of an allegedly unfair dismissal and claims significant. Allied Domecq believes it has strong arguments to challenge these claims and intends to defend them vigorously. The estimated amount relating to this claim is approximately US $45 million. A new hearing of the case is planned for January 2006.

REGULATORY ASPECTS

The activity of developing and marketing the Group’s alcoholic beverages is carried out within specific legislative and regulatory frameworks, which vary from country to country.

Keeping in mind the difficulties with regard to the social aspects of alcohol, the Group has always sought to play a leading role in this matter. Founding member of Enterprise and Prevention (Entreprise et Prévention) in France and of the Amsterdam Group at the European level, an active member of, among others, the Portman Group in the United Kingdom and of MEAS in Ireland, as well as of the Century Council in the United States, the Pernod Ricard Group has undertaken to develop and finance concrete actions in the field to fight against excessive consumption of alcohol or risky consumption and to promote a responsible policy in the area of commercial advertising. Furthermore, the Group also supports the recommendations of the World Health Organisation (WHO) regarding the consumption of alcohol. On this point, the Pernod Ricard Group does not hesitate to go beyond the rules of professional self-discipline or the regulations in force. Thus the Group refrains, throughout the world, from sponsoring any automobile or motor sport with its brands of alcoholic beverages.

The Group and its French subsidiaries have also concluded a Partnership Charter with the French Interministerial Delegation for Road Safety on the theme “He who drives does not drink”, focusing on, in particular, driving while sober and the reduction in road accident risks within the Group. The positive results in the application of this Charter have been praised by the public authorities and are rigorously monitored within the Group.

In addition, in France, the Group is at the origin of the creation of the Institute for Research and Studies on Beverages (IREB), which finances independent researchers in the biomedical sector and in the social sciences in order to gain a better understanding of the causes of alcoholism. The Institute’s scientific expertise in these areas is considered authoritative.

To the knowledge of the Company, there are no (other) disputes or exceptional events that likely are to have a significant impact on the Group’s assets and financial situation.

OTHER

The Group is not in a position of significant technical or commercial dependence on other companies, customers or suppliers, is not subject to specific confidentiality constraints and has the assets necessary to carry out its business.

Material contracts

SCHEME CO-OPERATION AGREEMENT

On 21 April 2005, Allied Domecq plc (“Allied Domecq”), Pernod Ricard and Goal Acquisitions Ltd (“Goal”), a company created for Pernod Ricard’s acquisition needs of 100% of Allied Domecq’s shares (hereinafter the “Scheme”) entered into an agreement under which the parties agreed to co-operate to implement the Scheme of Arrangement under which the acquisition would occur and under which Allied Domecq made certain undertakings relating to the conduct of its business pending the Scheme taking effect (the “Co-operation Agreement”).

The Scheme of Arrangement came into effect on 26 July 2005 (the “Effective Date”).

The Co-operation Agreement contained a number of undertakings made by the parties relating to the implementation of the Scheme, including:

(i)

the parties agreed to provide each other with the necessary information to prepare the documents relating to the Scheme offer (the “Offer”), to consult amongst each other, to take into account each other’s reasonable comments on the transaction documents and to not finalise the documents for which each was responsible without the prior written approval of the other parties;

(ii)

the parties agreed to use all reasonable efforts to fulfill the conditions of the Offer (the “Conditions”) and Allied Domecq undertook to take all necessary actions to allow the Scheme to become effective on 30 September 2005, and in any events no later than 31 October 2005;

(iii)	Pernod Ricard and Goal each warranted to Allied Domecq that it would be bound by the Scheme to the British Court (“Court”), subject to the satisfaction or waiver of the Conditions; and
(iv)

that Allied Domecq would procure that its Directors would not withdraw or modify their approval of the Scheme or their recommendation to Allied Domecq shareholders, or vote against any of the resolutions to be proposed at the Extraordinary General Meeting unless, in the exercise of their fiduciary duties, they could no longer maintain such approval.

The Co-operation Agreement also contained a number of undertakings made by Allied Domecq relating to the conduct of its business, including:

(i)

to carry on its business in the usual, regular and ordinary course and in substantially the same manner as conducted before the date of the Co-operation Agreement and to notify Pernod Ricard of any material adverse change in the business or assets of any company a member of the Allied Domecq Group;

(ii)

not to enter into any partnership, joint venture or any other such arrangement, which would have a material effect on its key brands (Ballantine’s, Beefeater, Kahlùa, Malibu, Stolichnaya, Courvoisier, Sauza, Canadian Club, Maker’s Mark and its U.S. wines (including Clos du Bois and Callaway), (together, the “Key Brands”);

(iii)	not to acquire any equity interest in or material assets of any other business or corporate entity; and
(iv)	not to encumber, lease, sublicense or dispose of any assets or rights which are material to any of the Key Brands or to the Mumm, Mumm Cuvée Napa, Perrier-Jouët, Montana or Teacher’s brands.

In addition, under the Co-operation Agreement, Allied Domecq and Pernod Ricard agreed that:

(i)

Allied Domecq would pay Pernod Ricard a breakage fee of £37 million in the event that a competing offer (as set forth in Rule 2.5 of the City Code on Takeovers and Mergers) supported by Allied Domecq was announced prior to 21 October 2005, and if such a competing offer should become or declared unconditional in all respects, or otherwise became effective in any manner whatsoever; and

(ii)

Pernod Ricard would pay Allied Domecq a breakage fee of £37 million in the event that Pernod Ricard withdrew its offer as a result of its failure to obtain the necessary shareholder approvals to conclude the Scheme.

In addition, Pernod Ricard agreed that it would assess Allied Domecq’s worldwide severance terms for the purposes of confirming to Allied Domecq its willingness, for a period of two years from the date of the Co-operation Agreement, to honour in full entitlements of all employees of the group, other than those whose employment is transferred to Fortune Brands, under their respective employment terms as at 21 April 2005, including, without limitation, entitlements acquired under Allied Domecq’s then existing lay-off policies. Pernod Ricard also agreed to use its reasonable efforts necessary to obtain a similar agreement from Fortune Brands in respect of those Allied Domecq employees whose employment is transferred to Fortune Brands following the Scheme becoming effective. Pernod Ricard and Fortune Brands have since confirmed to Allied Domecq their willingness to honour such indemnities.

The Co-operation Agreement would terminate in certain circumstances, including:

(i)

upon written notice from either party in the event that the resolutions proposed to the shareholders at the Extraordinary General Meetings of Allied Domecq and Pernod Ricard, the court meeting or at the Pernod Ricard Shareholders’ Meeting were not passed (unless the relevant Condition could be and was waived by Pernod Ricard);

(ii)	on written notice from Pernod Ricard in the event of breach of any of the Conditions;
(iii)	on written notice from Pernod Ricard if Allied Domecq entered into any agreement or made any public statement approving any competing offer;
(iv)	on written notice from Allied Domecq if it was announced by or on behalf of Allied Domecq that the Allied Domecq Board decided to withdraw or modify its recommendations in support of the Scheme; and
(v)	if the Effective Date of the Scheme did not occur prior to 31 October 2005.

Although not a party to the Co-Operation Agreement, Fortune Brands had the benefit of enforceable rights under the agreement in respect of certain matters directly affecting its interests.

FRAMEWORK AGREEMENT

Pernod Ricard and Fortune Brands Inc (“Fortune Brands”) entered into a contract dated 21 April 2005, as amended and restated on 24 July 2005 (the “Framework Agreement”), under which the parties agreed that Fortune Brands (or its subsidiaries) will acquire from Pernod Ricard subsidiaries certain spirits and wines brands, and the related assets and liabilities, which are currently owned by Allied Domecq and/or its subsidiaries for approximately £2.7 billion, subject to certain adjustments.

Allied Domecq entered into a deed of adherence to become bound by the Framework Agreement on 26 July 2005.

Under the Framework Agreement Pernod Ricard will: identify and not encumber nor transfer, the assets to be acquired by Fortune Brands; procure the issuance (to the extent permitted by law) of “Class B shares” by certain material subsidiaries of Allied Domecq to the benefit of Fortune Brands (giving Fortune Brands the right to, among other things, manage and operate the businesses which are Fortune/Allied Assets (as defined below) and which are owned by these subsidiaries, but not granting any material economic rights); facilitate Fortune Brands’ management of those assets it is to acquire in the interim period preceding the transfer; and grant (to extent permitted by law) all appropriate guaranties to Fortune Brands regarding certain companies that hold assets to be acquired by Fortune Brands, as well as over certain material intellectual property rights that are to be acquired by Fortune Brands.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Rights and Obligations During the Separation Period

The Framework Agreement provides that Pernod Ricard will be responsible for reorganising Allied Domecq in order to separate the assets and liabilities currently owned by Allied Domecq that are to be acquired by Fortune Brands or its subsidiaries (the “Fortune/Allied Assets”) from those to be retained by Pernod Ricard (the “Pernod/Allied Assets”), and for implementing and determining the timing of the transfer of the Fortune/Allied Assets to Fortune Brands and its subsidiaries, which will occur within six months of the definitive realisation of the acquisition of Allied Domecq by Pernod Ricard (hereinafter, the “Effective Date”) (the “Separation Period”).

Goal has issued tracker shares to Fortune Brands. The Framework Agreement and the tracker shares provide Fortune Brands with certain economic rights relating to the Fortune/Allied Assets. The tracker shares also restrict actions which would (1) have a material and adverse effect (in the context of the Fortune/Allied Assets) on (a) the ability of the Fortune/Allied Assets to operate substantially as they did on the Effective Date, or (b) the value of the Fortune/Allied Assets at the Effective Date, or (2) reduce significantly the value of the Allied Domecq Group as a whole, in either cases without the prior consent of Fortune Brands.

Fortune Brands is obligated to ensure that the Fortune/Allied Assets are adequately funded as long as they are owned by Pernod Ricard subsidiaries.

The Framework Agreement provides that (to the extent permitted by law) Fortune Brands will also receive “Class B shares” in certain of the Pernod Ricard subsidiaries that are (or that hold) material Fortune/Allied Assets. The “Class B shares” will give Fortune Brands the rights to, among other things, manage and operate the businesses which are Fortune/Allied Assets and which are owned by such subsidiaries, to appoint and remove directors of such subsidiaries and to veto certain actions affecting the Fortune/Allied Assets so as to give effect to its rights under the Framework Agreement. During the Separation Period, the Fortune/Allied Assets may not be sold or encumbered (other than in the ordinary course of business or in accordance with the Framework Agreement) and no action may be taken which (1) is reasonably likely to endanger the solvency of any of the Pernod Ricard subsidiaries that hold material Fortune/Allied Assets or (2) would have a material adverse effect on the ability of the relevant company to operate its business as it did on the Effective Date. In addition, to the extent permitted by law, Fortune Brands will be granted a security interest over certain of U.S. and Mexican Pernod Ricard subsidiaries that are (or that hold) material Fortune/Allied Assets.

Purchase Price and other Payment Obligations

The Framework Agreement sets out the manner in which Fortune Brands provides its contribution to the funding of the takeover of Allied Domecq to Pernod Ricard. Fortune Brands paid to Goal £2,721,621,217, which represents the estimated value of the Fortune/Allied Assets.

Goal has issued tracker shares to Fortune Brands, as described above. The nominal value of the tracker shares equals an amount which represents the estimated value of the Fortune/Allied Assets excluding those assets which represent the Maker’s Mark and Courvoisier businesses. Upon each transfer of Fortune/Allied Assets (other than those which represent the Maker’s Mark and Courvoisier businesses) from Goal to Fortune Brands subsidiaries, Fortune Brands will be responsible for paying the consideration applicable to such Fortune/Allied Assets transfer. The Framework Agreement provides that if this consideration is paid by Fortune Brands in cash, a number of Fortune Brands’ tracker shares will be acquired or redeemed for a sum equal to such cash consideration. In the event the consideration is not paid entirely in cash, the Framework Agreement provides for the remaining balance to be offset or netted by the obligation to redeem or acquire Fortune Brands’ tracker shares for a nominal value equal to the consideration not paid in cash, so as to satisfy and discharge Fortune Brands’ payment obligations in respect of the Fortune/Allied Assets transferred at a particular time. By the end of the Separation Period, all Fortune Brands’ tracker shares will have been redeemed or acquired for an amount equal to their nominal value.

Tracker shares were not issued in respect of the Fortune/Allied Assets representing the Courvoisier or Maker’s Mark businesses. Instead of tracker shares, Fortune Brands provided funding equal to the estimated value of the Fortune/Allied Assets which represent the Maker’s Mark business by way of a loan to Goal Acquisitions (Holdings) Limited, and provided funding equal to the estimated value of the Fortune/Allied Assets which represent the Courvoisier business by way of payment for the transfer of the Courvoisier business to Fortune Brands on 27 July 2005.

The consideration for the Fortune/Allied Assets is subject to adjustment based upon (i) the difference between the estimated direct contribution and the actual direct contribution of the brands that are Fortune/Allied Assets, (ii) the difference between the estimated working capital and the actual working capital of the subsidiaries that are Fortune/Allied Assets, (iii) the amount of any net cash or net debt of the subsidiaries that are Fortune/Allied Assets at the Effective Date and (iv) certain other adjustments relating to the period between the Effective Date and the date of transfer of the relevant assets to Fortune Brands. As a result of such adjustments, the consideration paid for the “tracker shares” may not be equal to the consideration Fortune Brands ultimately pays for the Fortune/Allied Assets.

In addition, Fortune Brands may be required to make payments to fulfil its obligations that the Fortune/Allied Assets be adequately funded.

Liabilities

The Framework Agreement generally provides that Fortune Brands and its subsidiaries will acquire title to the Fortune/Allied Assets which are possessed by Allied Domecq or its subsidiaries at the date on which the relevant asset is transferred to Fortune Brands or its subsidiaries, and that are transferable. The Framework Agreement also provides that liabilities related to the Fortune/Allied Assets will be assumed by Fortune Brands and its subsidiaries, whereas liabilities related to the Pernod/Allied Assets will be retained by Pernod Ricard and its subsidiaries. Each party has also agreed to indemnify the other party for liabilities related to assets that the indemnifying party will ultimately own.

The Framework Agreement also provides for the allocation of tax assets and liabilities between the Fortune/Allied Assets on the one hand and the Pernod/Allied Assets on the other hand. Such provisions generally allocate:

(i)

tax liabilities (and assets) accrued and payable prior to the Effective Date to Pernod Ricard (other than those in respect of the distribution businesses to be acquired by Fortune Brands, which will be allocated to Fortune Brands);

(ii)

tax liabilities (and assets) arising after the Effective Date to Fortune Brands to the extent that they relate to the Fortune/Allied Assets, and to Pernod Ricard for the other tax assets and liabilities;

(iii)	transfer and other similar taxes related to the acquisition of the Fortune/Allied Assets to Fortune Brands;
(iv)	transfer and other similar taxes related to the reorganisation and separation of the Pernod/Allied Assets to Pernod Ricard; and
(v)	transfer and other similar taxes related to the Allied acquisition to Fortune Brands and Pernod Ricard in accordance with their respective contributions to the Allied acquisition purchase price.

Pursuant to the Framework Agreement, Pernod Ricard will retain Allied Domecq’s United Kingdom defined benefit pension schemes and Fortune Brands will be obliged to establish a new defined benefit pension scheme by 6 April 2006. Subject to receipt of an agreed amount on transfer, the new scheme will provide past service benefits to consenting beneficiaries employed in relation with Fortune/Allied Assets that are no less favourable than those under the existing Allied Domecq schemes. Until Fortune Brands has established the new scheme, the employees of Pernod Ricard subsidiaries employed in relation with Fortune/Allied Assets will be allowed to participate in the Allied Domecq schemes acquired by Pernod Ricard. Fortune Brands will not assume any pension liabilities in respect of former employees of Pernod Ricard subsidiaries which are employed in relation with Fortune/Allied Assets.

Transition Services

The Framework Agreement also provides that each party will provide transition services to the other party with respect to the portions of the Allied Domecq business such other party acquires for a period of 24 months beginning on the Effective Date (limited to 6 months in relation to the distribution of the other party’s products). Each party also agrees to ensure that the Allied Domecq business it acquires ceases to require such transition services as soon as possible.

Larios Asset Purchase Agreement

An asset purchase agreement between Pernod Ricard, Larios Pernod Ricard SA (“Larios”) and Fortune Brands is attached to the Framework Agreement in the form of a protocol agreement and was entered into on 21 April 2005. The agreement sets out the terms for the acquisition by Fortune Brands of Larios Pernod Ricard spirits, liqueurs and wine brands and related assets.

TRANSACTION CO-OPERATION AGREEMENT

Pernod Ricard, Fortune Brands and Goal entered into an agreement dated 21 April 2005 (the “Transaction Co-Operation Agreement”) which governed the relationship between the parties to the Scheme between the date the Offer was announced and the Effective Date.

The Transaction Co-operation Agreement was designed primarily to cover the period up to the Effective Date. Accordingly, many of the provisions of the Transaction Co-operation Agreement are no longer relevant.

Under the Transaction Co-operation Agreement, Pernod Ricard had control of the Offer, including control over negotiations with Allied Domecq. Pernod Ricard also controlled all communications with the Takeover Panel, subject to certain exceptions. These exceptions included discussions relating to Fortune Brands or the Allied Domecq assets which Fortune Brands was to acquire (“the Fortune/Allied Assets”), for which Pernod Ricard agreed to take all reasonable steps to ensure that Fortune Brands could participate in such discussions. In addition, the parties agreed to take reasonable measures to keep the other parties promptly informed of any material developments in relation to the Scheme regarding such developments, the Offer and the acquisition by Fortune Brands (or its subsidiaries) of certain Larios spirit, liqueur and wine brands and related assets and liabilities owned by the Pernod Ricard Group (the “Larios Assets”).

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

It was agreed that Pernod-Ricard and Goal would not:

(i)

allow the Allied Domecq Group to buy, sell or agree to buy or sell material assets nor enter into contracts outside the ordinary course of  business, other than pursuant to pre-existing contractual obligations or take any action, in each case, that would prejudice Fortune Brands or the Fortune/Allied Assets, to take measures without the consent of Fortune Brands;

(ii)

enter into any agreements with Allied Domecq between the date of the Transaction Co-operation Agreement and the Effective Date, other than in the ordinary course of business, or amend certain agreements relating to the Offer to which Fortune Brands was not a party, but which were material to Fortune Brands’ interest in the Offer, without the consent of Fortune Brands.

Goal also agreed not to amend the Conditions in a manner which would prejudice Fortune Brands or the Fortune/Allied Assets, without the consent of Fortune Brands.

In the event that a Condition was breached in such a way that the Takeover Panel would have been likely to permit a bidder to invoke such Condition, Fortune Brands had the right to provide notice to Pernod Ricard requesting that Pernod Ricard invoke the relevant Condition. In such a case, Pernod Ricard would then have had to either:

(i)

offer to terminate the agreements with Fortune Brands relating to the Offer, relinquish the acquisition of the Fortune/Allied Assets and the acquisition of the Larios Assets and continue with the Offer without Fortune Brands; or

(ii)	approach the Takeover Panel and use every effort to obtain the Takeover Panel’s authorisation to allow the relevant Condition to be invoked.

 If the Takeover Panel had authorised the Condition to be invoked by Pernod Ricard, Pernod Ricard and Goal would have had to either take the actions referred to in (i) or rescind the Offer and terminate the Scheme.

It was agreed that in the event that Pernod Ricard received a termination fee, breakage fee or other similar fee from Allied Domecq, Pernod Ricard would pay Fortune Brands a portion of such fee proportional to Fortune Brands’ equity contribution to Goal (as described above).

The parties also agreed to take all steps and carry out all reasonably necessary actions to implement the Scheme, the Offer, and the acquisition of the Fortune/Allied Assets, including to co-operate to obtain antitrust approvals and to accept reasonable corrective measures proposed by such anti-trust authorities.

The Transaction Co-operation Agreement provided that each of Fortune Brands, Pernod Ricard and Goal would not be allowed, at any time prior to the earlier of (1) the Effective Date or (2) the termination of the Transaction Co-operation Agreement, enter into (except as part of the Offer and the acquisition of the Fortune/Allied Assets) any discussions or negotiations relating to, or solicit or encourage any person (other than the parties to the Transaction Co-operation Agreement) to enter into, any arrangements or agreements, either alone or with any other person, for the purpose of acquiring all (or substantially all) of the shares, or all or part of the assets of Allied Domecq. Each of Fortune Brands, Pernod Ricard and Goal agreed to inform the other parties as soon as possible of any approach by a third party relating to any possible offer to acquire the shares or assets of Allied Domecq by any third party or by one of them in conjunction with a third party.

2005 CREDIT AGREEMENT

A credit agreement (the “Credit Agreement”) dated 21 April 2005 (as amended on 31 May, 10 June, 1 July, 22 July and 27 July 2005) made between, among others, Pernod Ricard and its subsidiary Goal Acquisitions (Holdings) Limited (“GA(H)L”) as Original Borrowers and Original Guarantors, J.P. Morgan plc, Morgan Stanley Bank International Limited, BNP Paribas, The Royal Bank of Scotland plc, and SG Corporate & Investment Banking as Mandated Lead Arrangers, the Financial Institutions listed therein as Lenders and BNP Paribas as Agent, to which certain other subsidiaries of Pernod Ricard have acceded as additional borrowers and/or guarantors, under which euro, U.S. dollar and multicurrency term loan and revolving credit facilities were made available as follows:

(i)	Facility A – a euro denominated term loan of €1,250,000,000 available to Pernod Ricard;
(ii)	Facility B – a euro denominated term loan of €225,000,000 and a U.S. dollar denominated term loan facility of U.S.$1,185,000,000 available to any borrower as defined in the Credit Agreement;
(iii)

Facility C – revolving term loan consisting of:
a) Facility C1 – a euro denominated term loan of €760,000,000 and a U.S. dollar denominated term loan of $965,000,000, and
b) Facility C2 – a euro denominated term loan of €1,355,000,000, and a U.S. dollar denominated term loan of $1,740,000,000, available to any borrower as defined in the Credit Agreement;

(iv)

Facility D – a euro denominated revolving credit facility of €1,000,000,000 and a multicurrency revolving credit facility of €750,000,000 available to any borrower as defined in the Credit Agreement; and

(v)

Facility E – a multicurrency revolving credit facility of €1,000,000,000 (which will be reduced to €750,000,000 12 months after the effective date, and to €500,000,000 24 months after the effective date) available to any borrower as defined in the Credit Agreement.

The proceeds of Facilities A to C were, and to the extent that they are not currently drawn, will be used (i) to finance the cash consideration payable under the Scheme, (ii) to finance the costs associated with the Scheme and certain other specified matters and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries. The proceeds of Facility D are to be used (i) as a backstop financing for the commercial paper programmes of Pernod Ricard and Allied Domecq, (ii) to refinance these programmes and (iii) to refinance certain existing indebtedness of Pernod Ricard, Allied Domecq and their respective subsidiaries. The proceeds of Facility E are to be used for the general corporate purposes of the companies.

The rate of interest on amounts drawn down on all facilities is the applicable LIBOR (or, for loans denominated in euro, EURIBOR), plus a specified margin, plus mandatory costs. A commitment fee is payable on the undrawn amounts of facilities C, D and E until the end of their availability periods. An up-front book running, arrangement, underwriting, and participation fee was paid to certain of the parties, and an agency fee is payable semiannually to the Agent.

The obligations of each of the borrowers under the Credit Agreement are jointly and severally guaranteed by Pernod Ricard. GA(H)L and certain other members of the Pernod Ricard Group, following their accession to the Credit Agreement (subject to certain restrictions and guarantee limitations), will be guaranteed by certain other companies within the Pernod Ricard Group.

The Credit Agreement contains certain customary representations and warranties, and certain negative covenants customary for facilities of this nature which restrict Pernod Ricard, GA(H)L and the other members of the new Pernod Ricard Group from (subject to certain exceptions), among other things (i) granting security interests over their business, assets and undertakings; (ii) changing the general nature of the business of the Group; (iii) proceeding with mergers or other corporate restructurings; and until certain criteria have been met (iv) disposing of assets; (v) making loans to third parties; (vi) making acquisitions and investments; and (vii) incurring additional indebtedness.

The Credit Agreement also contains certain events of default customary for credit facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding amounts and terminate their commitments.

2008 PERNOD RICARD BONDS

In February 2002, Pernod Ricard issued bonds convertible and/or exchangeable into new or existing Pernod Ricard Shares (the “Bonds”). The main terms of these bonds which are as follows.

The number of Bonds issued amounts to 4,567,757, representing a total nominal value of €488,749,999. The nominal value per Bond was fixed at €107. The issue price represented the par value of the Bonds to be paid in full at the settlement date.

The Bonds bear interest at a rate of 2.50 per cent per annum, equivalent to €2.675 per Bond, payable annually in arrears on 1 January of each year. Redemption will occur in full on 1 January 2008 at a price of €119.95 per Bond. Early redemption is possible, at any time, and at Pernod Ricard’s option (i) by means of purchases on or off the stock exchange or by means of a public offer, (ii) at an early redemption price which guarantees the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of the Bonds remain outstanding or (iii) by the exercise by Pernod Ricard of the early redemption option (the “Early Redemption Option”) included in the terms and conditions of the Bonds approved by the bondholders’ meeting held on 21 July 2005 in consideration for an additional payment of €3.53 per Bond by Pernod Ricard. The bondholders may request the conversion and/or the exchange of the Bonds for Pernod Ricard shares at any time, from February 2002 until the seventh business day preceding the date set for redemption, at the conversion/exchange ratio of 1.25 share per Bond.

The issuance is subject to customary events of default (including failure to make payments in respect of any Bond, failure to perform or observe other obligations, failure by Pernod Ricard or one of its significant subsidiaries to pay any amount in excess of €10 million due under any of its other indebtedness, instances of insolvency involving Pernod Ricard or any of its significant subsidiaries) the occurrence of which would entitle the majority of the bondholders to request the accelerated redemption of the Bonds.

The Bonds ranked pari passu with all other unsecured and unsubordinated indebtedness and guarantees, present and future, of Pernod Ricard. In addition, the Bonds are subject to a standard negative pledge prohibiting Pernod Ricard from granting a guaranty for the benefit of holders of other existing or future bonds without previously or simultaneously granting a similar guaranty and ranking to the Bonds.

On 28 July 2005, Pernod Ricard announced its decision to redeem on 20 September 2005 (the “Redemption Date”) all of its outstanding Bonds. The Bonds in respect of which holders have not exercised their conversion/exchange rights (the “Rights”) prior to the Redemption Date will be redeemed on the Redemption Date at an early redemption price of €114.52 per Bond, and the holders will also receive an amount of €1.92014 per Bond in payment for interest accrued from 1 January 2005 to 19 September 2005, representing a gross actuarial rate of return of 4.35% (which is identical to the original gross actuarial rate of return). Pursuant to the terms and conditions of the Bonds, bondholders will have the right to exercise their Rights up to and including the seventh business day prior to the Redemption Date (9 September 2005), at an exchange ratio of 1.25 Pernod Ricard share per Bond. Those bondholders who exercise their Rights will also receive a conversion premium of €4.50 per Bond, payable upon delivery of the shares.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

€1,400,000,000 REVOLVING CREDIT FACILITY AGREEMENT

A revolving credit facility agreement dated 28 July 2004 was entered into between (a) Pernod Ricard, Etablissements Vinicoles Champenois, Chivas Brothers (Holdings) Ltd and Austin Nichols and Co., Inc. hereinafter referred to as the “Borrowers”, and (b) Calyon, hereinafter referred to as “Agent”, BNP Paribas, Calyon, JPMorgan PLC and, Société Générale hereinafter referred to as the “Mandated Lead Arrangers”, and the financial institutions referred to below, as Lenders (the “Credit Facility”).

Subject to the terms set forth in the Credit Facility, the Lenders have made available to the Borrowers (as set forth in the Credit Facility) a multicurrency revolving credit facility in an aggregate amount equal to €1,400,000,000. Certain others companies belonging to the Pernod Ricard Group may also become Borrowers (among which is Pernod Ricard Finance SA).

The Credit Facility may be used for all corporate purposes. The Credit Facility’s duration is 5 years, Loans are available in euro, yen, US dollars or any other currency readily available and freely convertible into euros.

Advances bear interest at a rate per annum which is equal to EURIBOR, or LIBOR for loans made in a currency other than the euro, plus a specified margin and mandatory charges.

In addition, utilisation fees are calculated based on the aggregate amount of the loans made under the Credit Facility using a particular arrangement and, certain other fees have been paid by the Borrowers in accordance with the Credit Facility.

Certain other terms and conditions customarily used in facilities of this type apply to the Credit Facility (including tax gross up and indemnities, representations, undertakings and events of default). These may be summarised as follows:

•

payment obligations of each Borrower under the Credit Facility should rank at least pari passu with the claims of its other unsecured and unsubordinated creditors, except for those claims mandatorily preferred by law applying to companies generally;

•	negative pledge: neither Pernod Ricard nor any Borrower may grant or permit a security over any of its assets or those of its subsidiaries, subject to certain exceptions;
•

in the event that the consolidated debt of the Pernod Ricard Group exceeds a specified amount in its semi-annual accounts, one or more Lenders, whose participation in the total commitment or in the loans then outstanding under the Credit Facility amount to not more than 66.67% of all amounts outstanding, had the ability to cancel the Credit Facility and require accelerated repayment of all loans made under the Credit Facility; and

•	Pernod Ricard must ensure that at least 50% of the Group’s EBIT is generated by the Wine and Spirits business.

Pernod Ricard granted a guarantee securing the obligations of all Borrowers to the benefit of the Lenders.

The Credit Facility was regulated by French law and terminated when the Credit Contract (referred to above) was signed.

AGREEMENT TO SELL (THE “OLD BUSHMILLS
DISTILLERY COMPANY LIMITED”) TO DIAGEO

Pernod Ricard and Diageo plc (“Diageo”) entered into an agreement dated 6 June 2005, pursuant to which Pernod Ricard agreed to sell to Diageo the entire issued share capital of “The Old Bushmills Distillery Company Limited” (“OBD”). OBD owns outright a distillery, inventory and intangible fixed assets (consisting of the “Bushmills”, “Blackbush”, “Bushmills Malt”, and “Bushmills Cream” brands). Dillons Bass, Edward Dillon (Bonders), Coleraine Distillery and Elliott Superfoods, each a subsidiary of OBD, will be retained by Pernod Ricard. Moreover, certain intangible fixed assets, which are not related to the use of the brands sold, will be sold by OBD to Irish Distillers Group, a subsidiary of Pernod Ricard.

The price agreed for the sale of OBD to Diageo which amounts to €295.5 million (before adjustments), is payable at the closing of the sale. This amount represents 14 times the direct brand contribution (“DBC”) of all Bushmills products for the year ended 31 December 2004.

This sale price may be increased or decreased, based on:

(i)	a possible correction of the DBC as determined by Pernod Ricard, the adjustment to the price following such a correction being limited to an increase or decrease of €5.9 million;
(ii)	the net debt of OBD (with regard to third parties or Pernod Ricard);
(iii)	working capital requirements at the date of the sale of OBD, by reference to a normalised position, the principles of which are defined in the sale agreement.

The completion of the sale of OBD to Diageo is subject to the following conditions precedent:

(i)	obtaining all necessary regulatory approvals, in particular, in relation to anti-trust/competition regulations;
(ii)

the absence of any decision of any governmental, administrative or regulatory authority, or any other person, to begin any administrative, judicial, litigation or other proceedings, or to take any action or vote any law, regulation or other legislation, the effect of which would be to prohibit, delay, significantly limit or call into question in any manner whatsoever the sale of OBD;

(iii)	the Scheme of Arrangement having become effective or declared unconditional in every respect;
(iv)	the release of pledges and guarantees made over certain assets.

In respect of the sale of OBD to Diageo, Pernod Ricard has agreed to provide a certain number of representations and warranties concerning OBD and its assets and liabilities.

Pernod Ricard has provided certain indemnities to Diageo in respect of (i) third party liabilities and claims arising prior to the sale, (ii) tax, (iii) certain environmental and real property matters, (iv) certain distribution agreements and (v) certain pensions and employee matters. Pernod Ricard’s liability under these indemnities (save for those relating to third party liabilities and claims, tax and real property matters) and any claim relating to the breach of warranty is capped at the purchase price (as adjusted).

The sale agreement provides that, in certain circumstances, Diageo shall be entitled to terminate the sale agreement prior to completion, including in the event that Pernod Ricard breaches a representation given in respect to the guaranties concerning assets and liabilities, that Pernod Ricard breaches its undertaking to manage OBD in the ordinary course of business during the period between signature of the sale agreement and the closing date of the sale, or in the event that Pernod Ricard does not perform one or more of its obligations specified in the sale agreement on the closing date.

GRANT OF OPTION TO DIAGEO TO PURCHASE
THE MONTANA WINE BUSINESS

Pernod Ricard and Diageo also entered into an agreement dated 6 June 2005 pursuant to which Pernod Ricard granted Diageo the option to acquire from Allied Domecq the Montana wine business (which Pernod Ricard will control on the effective date of the Scheme of Arrangement) excluding the following three brands: “Corbans”, “Stoneleigh” and “Church Road” (and related assets) which will be retained by Pernod Ricard.

The price for the exercise of the option will be calculated by applying a multiple of 11 times DBC of the assets that Diageo is to acquire, which for indicative purposes is approximately €469 million (before adjustments) according to Pernod Ricard’s estimates.

The sale price may be subject to either increases or decreases depending on net debt (with regard to third parties or Pernod Ricard).

Unless the parties agree to an alternative solution, this sale will either be in the form of an asset sale or a share sale, at Diageo’s discretion.

The option is granted for a term which shall begin on the effective date of the Scheme of Arrangement (26 July 2005) and shall end on the last to occur of the following three dates:

(i)	two months after 26 July 2005;
(ii)	ten working days after receipt of an expert’s valuation of the DBC, assuming that such a valuation shall be necessary by the agreements;
(iii)	the date on which the due diligence review, to be carried out by Diageo, is completed.

The option granted to Diageo would have lapsed if the offer made by Pernod Ricard for Allied Domecq was not successfully completed or would have been subject to termination by either of the parties in the event that the other party had breached the terms of the exclusivity agreement described below.

The conditions precedent for the exercise of the option are as follows:

(i)	obtaining all necessary regulatory approvals, in particular, in relation to anti-trust/competition regulations;
(ii)

the absence of any decision of any governmental, administrative or regulatory authority, or any other person, to begin any administrative, judicial, litigation or other proceedings, or to take any action or vote any law, regulation or other legislation, the effect of which would be to prohibit, delay, significantly limit or call into question the sale of OBD in any manner whatsoever;

(iii)	the Scheme of Arrangement having become effective or having been declared unconditional in all respects;
(iv)	the absence of any discovery by Diageo of material information supplied by Pernod Ricard which is errone ous or incomplete.

Extremely limited representations and guaranties were given by Pernod Ricard up until the date of possible exercise of the option. In the event that the option is exercised, Pernod Ricard shall sell the assets or the shares without giving any representations or guaranty.

Pernod Ricard has given Diageo the right to carry out additional due diligence reviews on the assets that are the subject matter of the option.

A transition period of six months starting from the completion of the sale is envisaged in order to facilitate the segregation of the assets and the continuity of the businesses being sold. The extension of this period shall be negotiated in good faith between Diageo and Pernod Ricard.

EXCLUSIVITY AGREEMENT WITH DIAGEO

Diageo and Pernod Ricard entered into an exclusivity agreement dated 6 June 2005 pursuant to which Diageo had undertaken to not initiate or pursue, terminate or arrange for the termination of any discussions, and not to negotiate, or enter into any agreement in view of the acquisition of Allied Domecq with any person, save for Pernod Ricard. Diageo’s undertakings terminated once the Scheme of Arrangement became effective on 26 July 2005.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

STOLICHNAYA

On 15 November 2000, Allied Domecq International Holdings B.V. and Allied Domecq Spirits & Wine USA, Inc. entered into a Trademark, Supply and Distribution Sale Agreement with Spirits International NV and SPI Spirits (Cyprus) Limited (together referred to hereinafter as “SPI Spirits”). Under the agreement, SPI Spirits designated Allied Domecq as exclusive distributor in the United States of its various vodka products, which are distributed under the brand names Stolichnaya, Stoli® and Priviet®. The agreement also provides that SPI Spirits will cause the trademark rights relating to the Stolichnaya brand name in the United States to be sold by PepsiCo, Inc. to Allied Domecq. The companies of the Allied Domecq Group agreed to purchase a minimum number of cases over the term of the agreement and to undertake a significant investment in the marketing, sale and distribution of SPI Spirits’ vodka products. The Allied Domecq Group already markets and distributes Stolichnaya on behalf of SPI Spirits in the United States, Canada, Mexico and the Nordic region. On 24 November 2004, the Allied Domecq Group and SPI Spirits signed contracts regarding the marketing and distribution of the Stolichnaya vodka brand portfolio by the Allied Domecq Group in markets in the European Union, Latin America, Asia Pacific and Africa.

A new agreement was signed on 21 September 2005 between Allied Domecq International Holdings BV, Allied Domecq Spirits & Wine USA Inc, Spirits International NV, SPI Spirits (Cyprus) Limited and Pernod Ricard SA. This new agreement, in consideration for US$ 125 million by Pernod Ricard to SPI, contained the following features:

•

Pernod Ricard was attributed the exclusive distribution rights for Stolichnaya (in the countries where SPI holds these rights) and other brands in the SPI portfolio. This in fact secures the rights previously held by Allied Domecq and which were under threat due to change of control clauses in the previous agreements between Allied Domecq and SPI.

•

Pernod Ricard and SPI opened discussions for a possible acquisition of the brand by Pernod Ricard, should SPI decide in the future to sell this brand. Pernod Ricard has an exclusivity period to discuss with SPI a possible acquisition of the brand or other possible long-term partnerships. A significant part of the payment made would be deducted from the acquisition price of the brand.

•

Pernod Ricard has a pre-emption right, relative to both the renewal of distribution rights at the expiry of the current agreements, and the acqusition of the Stolichnaya brand, in the event that SPI decides to sell the brand.

The duration of this new agreement is in line with that of the existing contracts between SPI and Allied Domecq, which is a period up to 31 December 2010.

JINRO

On 15 February 2000, Jinro Ballantines Company Limited was formed in South Korea in which Allied Domecq Group purchased a 70% interest, with the remaining 30% held by Jinro Limited, one of South Korea’s largest spirits producers and distributors. Additionally, the Allied Domecq Group purchased a 70% interest in Jinro Ballantines Import Company Limited, with the remaining 30% held by Korea Wines and Spirits Company Limited. The combined consideration for the Allied Domecq Group’s 70% interest in both companies was £103 million. The first of these companies bottled and distributed the acquired Imperial Whisky brand while the second company imported and distributed brands from our international brown spirits portfolio. A separate distribution agreement with Korea Wines & Spirits Company Limited for non-brown spirits was entered into and, as a result of a triggering event related to the financial situation of Jinro Limited, was terminated in April 2004. In addition the joint venture agreement relating to Jinro Ballantines Import Company Limited was terminated in April 2004 and the distribution rights for non-brown spirits were transferred to this company in January 2005. It continues to operate as before but not as a joint venture.

Application has been made to terminate the Jinro Ballantines Company Limited joint venture agreement. The matter is currently on appeal to a Korean Supreme Court.

SUNTORY

In 1988, Allied Domecq entered into a series of agreements with Suntory Limited, one of Japan’s leading producers and distributors of spirits. One element of these agreements was the purchase of a 49.99% interest in a Japanese company, Suntory Allied Limited, and the grant to it of the principal rights to distribute our spirit products in Japan for a period up to and including 2029. Management of Suntory Allied Limited is under control of Suntory Limited.

CORBY

Allied Domecq purchased a 46.3% equity interest and a 51.6% voting interest in Corby Distilleries Limited (“CDL”), a significant manufacturer and marketer of spirits and wine in Canada. Allied Domecq has entered into a number of agreements with CDL in accordance with CDL’s demand under which it blends and bottles for certain spirits and provides administrative services to CDL, and CDL ensures the distribution of Allied Domecq products in the Canadian market.

Industrial and environmental risks

The Group’s risk management policy has as its priority :

•	managing production processes in order to provide customers with irreproachable products;
•

reducing as much as possible the risks of fire and explosion linked to the flammable nature of spirits and preventing the consequences of a possible accident on Group sites and their environment. A Risk Manager, in the Holding Company, coordinates the management of fire risks;

•	prevent pollution risks by accidental spillage.

As part of bringing industrial sites up to standard and in the absence of ongoing litigation, the Group has established provisions totalling €31.7 million.

A programme of technical audits is carried out with prevention consultants from our insurers. Sites insured for over €50 million are visited annually. Smaller sites are audited at least once every three years.

Following these audits, a site improvement plan is prepared by site that comprises:

•	prevention actions and awareness campaigns;
•	investments in sprinklers and confinement to limit the “domino effect”;
•	action plans to deal with emergencies, which also undergo simulations.

The Group Risk Manager assists the subsidiaries in preparing these action plans. In addition, redundancy plans are in the process of being implemented to ensure the continuity of the business in the event of an accident.

Moreover, the Group is insured for environmental risks that could involve third parties and has set up action plans to prevent these risks: the reduction in the risk of accidental spillage or the consequences of a fire were the subject of a working group that developed a guide of good practices. For 2004/2005 and in the absence of indemnities or penalties paid in the period for environmental damages, the costs incurred to reduce risks and prevent the consequenting damages payable for the environment amounted to €5 million.

Seeking to market products of irreproachable quality, the Group pays particular attention to the prevention of the risk of solid matter, such a glass remnants, from entering its products.

A guide of good practices dedicated to this subject was published in 2004: its application is subject to internal audits.

CLASSIFIED SEVESO SITES

The Group owns 5 installations classified “high threshold” SEVESO due to the volume of maturing alcohol on the site (volume in excess of 50,000 tons): 1 in the Republic of Ireland and 4 in Scotland.

The risk is essentially linked to the flammable nature of alcohol: the risk of a major explosion is low due to the storage of alcohol in small vessels (oak casks with a capacity of 200 to 500 litres).

These industrial sites are subject to strengthened measures in accordance with regulations.
The entire prevention and risk management policy of the Group has been extended to the acquired Allied Domecq sites. A single insurance policy including these sites has been in place from 1 September 2005.

Insurance – Risk coverage

For Pernod Ricard, recourse to insurance is a way of  financially transfering of the major risks faced by the Group. This transfer is accompanied by a policy of prevention for the purpose of maximum reduction of unknown factors. The Group evaluates its risks with care in order to adjust as best as possible the level of coverage of incurred risks.

The Group benefits from two types of coverage: on the one hand, Group insurance policies, and on the other, policies that are taken out locally. The programmes at Group level are monitored by an insurance manager who coordinates the policy on insurance and risk management as well as by a person in charge of monitoring risk prevention.

INSURANCE POLICIES

In order to cover the principal risks, the Pernod Ricard Group has set up international insurance policies in which all of the Group’s subsidiaries take part, barring exceptions due to local regulatory constraints or due to more attractive conditions offered by the local market. These programmes provide the following coverage:

•	damage to property and subsequent operating losses;
•	civil liability on operations/products;
•	civil liability of Officers;
•	costs and losses of the Group resulting from accidental and/or criminal contamination;
•	damage during transport (and storage);
•	credit insurance for coverage of customer receivables.

Certain subsidiaries have taken out additional insurance policies for the purpose of meeting specific needs (e.g. vineyard insurance in Argentina and in Australia, coverage of automobile fleets, etc.).

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

2004/2005 COVERAGE

Type of insurance	Guarantees and limits of the principal policies (1)

Damage to property	Guarantees: All risks (where not excluded)
and operating losses	Basis of compensation:
•

as new for moveable property and real estate property, except for certain subsidiaries, which have exceptionally elected for another basis of compensation, with the contractual agreement of the insurers;

• cost of sale for inventory, except for certain maturing stocks insured at cost of sale or net book value plus a fixed margin (varying by company);
• operating loss with an indemnity period of between 12 to 24 months, depending on the company.
Limit on liability:
General limit of €300 million for the 9 principal sites and €100 million for the others.
Furthermore, an insurance captive pays for accidents up to €0.8 million per accident with a maximum commitment of €3 million per annum.

General civil liability (operations and products)

Comprehensive Coverage for all risks (barring exclusions) for damage caused to third parties for up to €75 million per annum of insurance cover. Expenses relating to reprocessing and operating losses arising from accidental or criminal contamination are subject to specific cap of €6 million.

Product contamination

A guarantee for operating losses of the Pernod Ricard Group, in addition to the Civil Liability cover for product contamination (€6 million). This coverage amounts to €10 million for accidental contamination and €40 million for criminal contamination.

Civil liability of executive officers	Coverage of up to €65 million.

Transport	Coverage of up to €5 million.

Credit	Guarantee of €30 million covering mainly French subsidiaries of the Group and subsidiaries of Pernod Ricard Europe.

(1)	The figures are the principal limits. The various contracts contain specific limits for certain guarantees.

CHANGES IN INSURANCE BUDGETS (GROUP PROGRAMMES NET OF COLLECTIVE INSURANCE)

In euro million Premiums net of taxes and compulsory withdrawals 01.01 to 31.12	2002	2003	2004	2005	2004/2005 01.01.2004 to 30.06.2005

Group programmes net of collective insurance	12.2	10.5	10.7	10.0	15.7

Most programmes underwent significant decreases. The increase between 2003 and 2004 results from new credit programmes (approximately €1.1 million) and an additional contamination guarantee of €0.4 million.

CAPACITY OF THE GROUP TO COVER ITS CIVIL LIABILITY WITH RESPECT TO PRODUCTS AND PERSONS DUE TO OPERATION OF ITS INSTALLATIONS

The Group’s civil liability programme offers a global capacity of €75 million per accident claim and per year of insurance for all damages arising from bodily harm as well as harm to tangible and intangible property that the companies of the Group may cause to third parties. Global coverage also includes coverage for accidental damage to the environment of up to €22.5 million (limited to €7.6 million for the North American companies) and coverage of the costs of product reprocessing of €6.1 million.

MEANS USED BY THE GROUP IN ORDER TO ENSURE MANAGEMENT OF THE INDEMNIFICATION OF VICTIMS IN THE EVENT OF TECHNOLOGICAL ACCIDENTS TRIGERRING ITS LIABILITY

In the event of a technological accident that triggers the Pernod Ricard Group’s liability or that of a company of the Group, the company and/or the Group will rely on its brokers and insurers, which will set up a crisis committee bringing together all necessary services providers. All of these parties have the experience and means required for managing exceptional situations.

COVERAGE OF ALLIED DOMECQ RISKS

The insurance programmes of the Allied Domecq Group subscribed to in the UK expired on 31 August 2005.

All companies in the Allied Domecq Group were included at that date in the insurance programmes of the Pernod Ricard Group.

In order to address the new size of the Group and its resulting exposure to new risks the following steps were taken:

•	renegotiation of the conditions of coverage and premiums with significant reductions in overall budgets;

•	increase in Civil Liability coverage from €75 million to €175 million;

•	damages and operating loss insurance:

	•	increase in the general limit for damages to €360 million for the Allied Domecq sites which were insured for more than €150 million,

	•	increase in the general limit for other sites from €100 to €150 million,

	•	increase in earthquake coverage in Mexico from €6 to €36 million in light of the high value of assets in the region stemming from the inclusion of the Allied Domecq companies;

•	liability of executive officers:

	•	coverage of increased risk relating to the acquisition,

	•	increase in coverage from €65 to €125 million,

	•	goods transported: the principal limit was raised to €7.5 million while awaiting a precise audit of our requirements resulting from the new logistics organisation, mainly in the UK.

With respect to credit insurance, the incorporation of Allied Domecq in the Pernod Ricard Group’s programmes requires the clearance of new customers and a readjustment to granted credit limits as a function of the new amount of credits. This audit will begin in September. Customer credit coverage primarily relates to a certain number of the Group’s subsidiaries, mainly in Europe.

The Group also subscribed to a new “Fraud” programme with AIG with coverage of €35 million (with a €0.5 million excess) for the Holding Company and Brand Owners and €15 million for the other companies (with a €0.15 million excess) in the new Pernod Ricard/Allied Domecq group.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

EXPLANATORY NOTES ON THE TRANSITION TO IFRS ACCOUNTING STANDARDS AT 30 JUNE 2005

IFRS Income Statement

The table below illustrates a reconciliation between the consolidated income statement under French GAAP and the consolidated income statement under IFRS.

In euro million 12 months	French GAAP pro forma 12 months 30.06.2005	IFRS Adjustments(1)	IFRS pro forma 12 months 30.06.2005

Net sales (excl duties & taxes)	3,674	(62)	3,611

Cost of Sales and production costs	(1,256)	(199)	(1,455)
Gross profit	2,418	(261)	2,156

A&P and distribution costs	(981)	238	(743)
Contribution after A&P	1,436	(23)	1,413

Trading costs and overheads	(688)	3	(685)
Profit from ordinary activities	748	(20)	729

Impairment losses	—	(1)	(1)
Other non-ordinary activities	16	1	17
Profit from operations	765	(20)	745

Borrowing costs	(98)	—	(98)
Other financial income and expenses	6	4	10
Net finance cost	(92)	4	(88)

Income tax	(173)	10	(163)
Net profit of consolidated companies	499	(6)	493

Share of net profit of associates	(0)	—	(0)
Goodwill amortisation	(15)	15	0
Net profit	484	9	493

Net profit attributable to minority interest	(9)	(0)	(9)
Group net profit	475	9	484
Earnings per share
Group net profit - basic	6.82	—	7.55
Group net profit - diluted	6.44	—	6.86

(1) Details in transition Income Statement in note 1.

IFRS Balance Sheet (1)

The table below illustrates a reconciliation between the 1 July 2004 opening consolidated balance sheet, under French GAAP and the consolidated balance sheet under IFRS, as well as the consolidated balance sheet at 30 June 2005.

Assets

In euro million	French GAAP Net 01.07.2004	IFRS Adjustments Net	IFRS Net 01.07.2004	IFRS Net 30.06.2005

Non-current assets
Intangible Assets	2,007	(30)	1,978	1,993
Goodwill	193	35	228	217
Intangible assets and goodwill	2,200	6	2,206	2,210
Property, plant & equipment	824	(13)	811	853
Biological assets	—	17	17	19
Non-current financial assets	113	7	120	74
Investments in associates	25	(21)	4	5
Deferred tax assets	320	14	334	354

Total non-current assets	3,482	10	3,492	3,514

Current assets
Inventories	2,163	6	2,169	2,179
Accounts receivable and other debtors	931	(14)	917	1,178
Other financial assets	175	(131)	44	10
Cash and cash equivalents	120	(2)	118	125
Bond redemption premiums	35	(35)	—	—

Total current assets	3,424	(177)	3,247	3,493

Total assets	6,906	(167)	6,739	7,007

(1) Detail of IFRS balance sheet in appendices 5 and 6.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity and liabilities

In euro million	French GAAP 01.07.2004	IFRS Adjustments 01.07.2004	IFRS 01.07.2004	IFRS 30.06.2005

Share capital	219	—	219	219
Share premium	38	—	38	38
Reserves and exchange differences	2,389	(536)	1,853	1,789
Group net profit	169	—	169	484
Group shareholders’ equity	2,814	(536)	2,278	2,530

Minority interest	28	1	29	35
Minority interest share of results	4	—	4	9

Total equity	2,842	(535)	2,307	2,565

Non current provisions	464	(120)	344	367
Deferred tax liability	121	421	541	551
Convertible bonds	548	(64)	484	502
Non-current derivative instruments	—	(4)	(4)	(2)
Other non-current financial liabilities	955	2	957	1,780
Non-current financial instruments	1,503	(67)	1,436	2,280

Total non-current liabilities	4,930	(301)	4,629	5,763

Provisions	—	119	119	121
Trade and other accounts payable	892	88	980	934
Other liabilities	155	(83)	72	177
Convertible bonds	—	—	—	—
Current derivative instruments	—	10	10	13
Other current financial liabilities	929	—	929	—
Current financial liabilities	929	10	939	13

Total current liabilities	1,976	134	2,110	1,244

Total liabilities and equity	6,906	(167)	6,739	7,007

Reconciliation table between Shareholders’ Equity under French GAAP and Shareholders’
Equity under IFRS from 1 July 2004 to 30 June 2005

In euro million	Notes	01.07.2004	Profit for the period	Conversion differences	Movement on reserves	30.06.2005

Movements from the closing position under French GAAP		2,814	475	50	(238)	3,101

Restatements IAS 32 - Elimination of treasury shares	4.4	(147)	—	—	(42)	(189)
Restatements IAS 12 - Deferred tax on brands	3.1	(384)	2	(2)	3	(380)
Restatements IFRS 2 - Share-based payments	6	—	(14)	—	14	—
Restatements IFRS 3 - Goodwill Amortisation	5	—	14	(10)	0	4
Restatements IAS 32/39 - OCEANE bonds	4.1	32	(7)	—	—	24
Restatements IAS 32/39 - Other	4.2	(13)	7	—	(9)	(15)
Other IFRS restatements	—	(1)	(1)	0	—	(1)
Taxation effect of IFRS restatements	3.2	(23)	8	—	2	(13)

Movements from the closing IFRS position		2,278	484	38	(271)	2,530

I. PUBLICATION CONTEXT

Pursuant to European Regulation no. 1606/2002, adopted on 19 July 2002, companies listed on a regulated stock market of a European Member State must prepare their consolidated financial statements according to the International Accounting Standards adopted by the European Union (IAS or IFRS - International Financial Reporting Standards (IFRS), the new name for IAS as of May 2002), for all financial years starting on or after 1 January 2005.

Pursuant to a resolution of the Combined General Meeting of 17 May 2004, the accounting period was extended for six months, and ended 30 June 2005. Subsequent accounting periods will have an opening date of 1 July and a closing date of 30 June.

As a result, the Group’s consolidated financial statements for the accounting period 1 July 2005 through 30 June 2006 will be prepared according to these standards, which also calls for a comparison of this period with the financial statements for the period 1 July 2004 through 30 June 2005 (hereafter referred to as “the Period”) established according to the same standards.

In order to publish this comparative information, the Group has prepared a balance sheet opening 1 July 2004, which is the baseline for the application of IFRS. The Transition impacts are recorded in shareholders’ equity upon opening.

In accordance with the Financial Markets Authority’s (AMF) recommendation relating to financial communications during the transition period, the Pernod Ricard Group decided to present herein the quantitative impact of the transition to IFRS on the financial statements for the period 1 July 2004 – 30 June 2005.

This financial information on the expected quantitative impact of the transition to IFRS has been prepared by applying to the data for the Period the IFRS standards and interpretations that the Group considers appropriate for the preparation of its comparative consolidated financial statements at 30 June 2005. The basis of preparation of this financial information as described in the notes, results in:

•	mandatory application of IFRS standards and interpretations at 30 June 2005, as far as they are known to date;

•	mandatory application of IFRS standards and interpretations after 2005, which the Group decided to adopt early;

•

the early resolution of technical questions and plans in progress being discussed by the IASB and IFRIC, the resolution which the Group awaits, and which could become applicable at the time of publication of the consolidated financial statements for the 2005 accounting period;

•	options retained and exemptions used that the Group will likely retain for the establishment of its first IFRS consolidated financial statements in 2005.

For all these reasons, it is possible that the audited opening balance sheet may not be the opening balance sheet from which the consolidated financial statements for the 2005 accounting period will actually be established.

Finally, the quantitative information detailed below was subject to audit procedures by the Company’s Statutory Auditors.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

II. FIRST-TIME APPLICATION OPTIONS

IFRS 1, First-time adoption of international financial reporting standards, allows a first-time adopter to depart from certain IFRS standards (essentially to avoid retrospective adoption of certain standards).

The Group has examined all possible approaches and has chosen to opt for the following exemptions:

1. Business Combinations

The Group has not revised the accounting policies applied for acquisitions realised before 1 July 2004.

2. Translation differences

The Group has retained the option offered by IFRS 1 of resetting exchange rate differences previously calculated upon the Conversion of the financial statements of foreign subsidiaries into euros to zero. An amount of €176 million has been reclassified from exchange rate difference reserves to consolidated reserves at 1 July 2004. This reclassification has no impact on shareholders’ equity.

3. Tangible and intangible fixed assets

The Group has used the option of valuing certain tangible and intangible assets at fair value in the opening balance sheet. This option has been used for exceptional cases and for non-significant amounts.

4. Financial Instruments
(revised IAS 32 & 39)

The Group is applying these two revised standards as from 1 July 2004.

5. Share-based payments (IFRS 2)

The Group is applying this standard as from 1 July 2004 to all instruments granted after 7 November 2002 and not yet vested at 1 July 2004.

The Group has not adopted the other possible exemptions allowed by IFRS 1.

III. DIFFERENCES BETWEEN THE STANDARDS FOLLOWED BY THE GROUP (FRENCH GAAP) AND INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

Note 1: IAS 18 – Revenue

1.1. ADVERTISING, MARKETING & PROMOTIONAL COSTS

In the consolidated financial statements prepared according to French GAAP, costs for services rendered paid by the Group to its distributors are generally recorded as promotional costs, included within the heading of advertising, marketing & promotional costs.

Pursuant to IAS 18, Revenue, certain costs for services rendered, such as advertising programmes in conjunction with distributors, listing costs for new products and promotional activities at the point of sale, result in a reduction to sales if there is no separate service, the faire value of which may be reliably measured.

In the financial statements prepared according to IFRS, revenues and advertising, marketing & promotional costs are consequently both reduced by approximately €247 million (Appendix 2) for the Period. This reclassification has no impact on operating results or on consolidated net income.

1.2. DUTIES

Pursuant to IAS 18, the Group has reclassified €181 million (Appendix 2) to cost of sales from sales for the Period, relating to the treatment of certain import duties in Asia, which are presented under French GAAP as a deduction from sales, excluding duties and taxes. As these duties are not specifically re-billed to customers (as is the case with Social Security stamps in France, for example), IAS 18 requires their classification under “cost of sales”.

1.3. DISCOUNTS

Pursuant to IAS 18, early payment discounts are not considered to be financial transactions, but rather constitute a deduction in sales, excluding duties and taxes.

The Group has reclassified an amount of €9 million (Appendix 2) for the Period from financial expense to a reduction in sales.

Note 2: Exceptional income/expense

Pursuant to IAS 1, Presentation of Financial Statements, exceptional items are included in operating income and presented on a separate line in the income statement called “Non-current activities”.

Note 3: IAS 12 – Corporate tax

3.1. DEFERRED TAX ON BRANDS

Pursuant to paragraph 313 of regulation 99-02, deferred taxation on brands acquired within the framework of business combinations is not recognised in consolidated financial statements established according to French GAAP.

IAS 12, Income Taxes, does not allow such an exception with regard to the non-recognition of deferred taxes on brands. From 1 July 2004, deferred tax liabilities are therefore recognised based on the difference between the book and tax values of brands. This results in an increase in long term deferred tax liabilities of €384 million (Note 5) at 1 July 2004, with a corresponding reduction in shareholders’ equity in the same amount.

The same restatement at 30 June 2003 results in an amount of €380 million (Appendix 6 ).

3.2. EFFECT OF TAXATION ON OTHER IFRS ADJUSTMENTS

At 1 July 2004, the Group recorded €23 million (Appendix 5 ) of deferred taxation on all other IFRS adjustments which resulted in a temporary difference between the book value and tax value of assets and liabilities, with corresponding entries to shareholders’ equity.

At 30 June 2005, the effect of taxation on other IFRS adjustments had an impact of €10 million for the Period, of which €8 million is recognised in the income statement and €2 million is taken directly to reserves.

Note 4: IAS 32/39 – Financial instruments

4.1. HYBRID INSTRUMENTS: OCEANE BONDS

In accordance with revised IAS 32, Financial Instruments: Disclosure and Presentation, if a financial instrument contains different components, some having the characteristics of debt and others those of equity, the issuer must classify these different components separately. Thus, a single instrument can be classified as one part debt and one part equity, as the case may be.

This category of instruments includes financial instruments creating a liability for the issuer and granting the holder an option to convert this debt into an equity instrument of the issuer. When the nominal amount of the hybrid instrument is allocated between its debt and equity components, the equity portion is defined as the difference between the nominal value of the issue and the debt component. As for the debt component, it is calculated as the market value of a debt having similar characteristics but which does not have an equity component. Pernod Ricard issued €488,749,999 of debt, represented by 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (OCEANE) with a nominal value per unit of €107 with dividend rights from 13 February 2002. The duration of this borrowing is 5 years and 322 days from 13 February 2002. Thus, normal repayment will be effected in totality on 1 January 2008, through reimbursement at a price of €119.95 per OCEANE bond (being a central conversion rate of €95.96 following the free allocation of shares, which took place in 2003 and is described below). OCEANE bonds carry interest at 2.50% per year, payable in arrears on 1 January each year.

Main features of OCEANE bonds

•	Deadline for exercising the option to convert or exchange OCEANE bonds: from 13 February 2002 until the 7th business day preceding the reimbursement date.

•

Following the capital increase on 14 February 2003 by incorporation of reserves and creation of new shares in the ratio of one new share for each four existing shares, the attribution ratio of OCEANE bonds was adjusted. As a result, a bond is now convertible and/or exchangeable for 1.25 Pernod Ricard share.

•

At 30 June 2004, 4,567,614 OCEANE bonds remained outstanding and could give right to the conversion or exchange into 5,709,518 Pernod Ricard shares (after the adjustment resulting from the increase in capital with effect from 14 February 2003).

At 1 July 2004, the retrospective application of revised IAS 32 to the OCEANE bonds issued by the Group has a positive pretax impact on consolidated shareholders’ equity in the amount of €32 million (Appendix 5 ). Furthermore, financial expense relating to OCEANE bonds, and calculated according to the effective interest rate method, amounted to €7 million for the Period (Appendix 3 ).

Early conversion of OCEANE bonds

The early conversion of an OCEANE bond post closing is considered by IFRS as an “induced conversion”. Consequently, compensation on conversion (€16.1 million) and conversion premium (€20.5 million) are treated as forced conversion penalties and will be recorded in the income statement for the fiscal year beginning 1 July 2006.

The section below provides the debt/equity breakdown of the OCEANE bonds at subscription on 13 February 2002, then indicates the impact of an early conversion on shareholders’ equity, non-current financial liabilities and net income in the IFRS accounts at 30 June 2005 (excluding the impact of the compensation on conversion and the conversion premium).

Reminder of initial accounting of OCEANE bonds on 13 February 2002:
Shareholders’ equity component:	€45	M
Debt component:	€444	M
Impact on shareholders’ equity:
Shareholders’ equity at 30 June 2005 before conversion:	€2,565	M
Increase in shareholders’ equity following conversion:	+€502	M
Shareholders’ equity at 30 June 2005 after conversion:	€3,067	M

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Impact on non-current financial liabilities:
Net financial debt at 30 June 2005 before conversion:	€2,289	M
OCEANE bonds conversion:	- €502	M
Net financial debt at 30 June 2005 after conversion	€1,787	M
Impact on Group net income:
Group net income at 30 June 2005 before conversion:	€484	M
OCEANE bonds conversion:	+ €19	M
Group net income at 30 June 2005 after conversion	€503	M

4.2 DERIVATIVE FINANCIAL INSTRUMENTS AND APPLICATION OF THE DEPRECIATED COST METHOD

In the consolidated financial statements established according to French GAAP, interest rate and exchange rate derivative instruments qualifying as hedges are accounted for as off-balance sheet items. Losses or gains on these derivative instruments are deferred until the time at which the hedged item is itself recorded in the income statement.

In application of revised IAS 39, Financial Instruments: Recognition and Measurement, all derivative instruments must be reflected on the balance sheet at their fair value.

If the derivative instrument is designated as a fair value hedge, the variations in value of the derivative instrument and the hedged item are recorded in income in the same period.

If the derivative instrument is designated as a cash flow hedge, the variation in value of the effective portion of the derivative is recorded in shareholders’ equity. It is reported in income when the hedged item is itself recorded in income. On the other hand, the variation in value of the ineffective portion of the derivative is recorded directly in income.

Furthermore, interest-bearing financial assets and liabilities are reflected at historical cost on the consolidated balance sheet, possibly after taking into account a provision for asset impairment losses. The financial income and expense relating to these assets and liabilities are calculated on the basis of their prima facie interest rate, issuing costs incurred being recovered as assets on the balance sheet and amortised over the life of the instruments.

Revised IAS 39 requires that certain financial assets and liabilities be recognised in accordance with the depreciated cost method, based on the effective interest rate. This calculation includes all the costs and commissions allowed for between the contracting parties. According to this method, costs, directly attributable to the acquisition of financial liabilities are recognised as income based on the effective interest rate.

At 1 July 2004, the recording of derivative financial instruments on the balance sheet at fair value and the application of the depreciated cost method had a negative pre-tax impact on consolidated shareholders’ equity of €13 million (Note 5 ).

Furthermore, profit before taxation declared as a result of derivative financial instruments and the application of the depreciated cost method amounts to €7 million for ‘the Period’.

The same restatement at 30 June 2005 had a negative impact for the Period of €2million, broken down into a positive impact of €7 million on income and a negative impact of €9 million recorded directly in reserves (Notes 3 and 6 ).

4.3. FINANCIAL ASSETS

In accordance with French GAAP and as described in the notes to the consolidated financial statements, the Group evaluates its marketable securities at the lower of historic cost or net realized value. All unrealized losses are recorded in income for the period. French GAAP does not allow these securities to be measured at fair value.

According to revised IAS 39, marketable securities should be classified into three categories:

•	held with the aim of a subsequent transactions (securities purchased and held principally with the aim of re-sale within the short term);

•	held to maturity (securities giving right to fixed and determinable payments at a fixed maturity date that the Group has the ability and express intention to hold until maturity), and

•

securities available for sale (all securities not classified in the two preceding categories). The majority of securities held by the Group are in the available for sale category and the unrealised gains and losses are recorded directly in shareholders’ equity.

At 1 July 2004, the positive difference between the book value of securities and their recoverable value was €7 million, with a corresponding rise in shareholders’ equity (Appendix 5 ).

At 30 June 2005, the same restatement has a possible impact of €3 million on shareholder’s equity following the disposals made during the Period (Appendix 6 ).

4.4. TREASURY SHARES

In accordance with French GAAP and as described in the notes to the consolidated financial statements, treasury shares intended to cover share purchase option plans granted to employees are classified as marketable securities (classified within ‘cash’). Other treasury shares are recognised as a reduction in shareholders’ equity at their acquisition cost.

Under French GAAP, a provision is recorded in income for unrealized losses on shares classified as marketable securities. The variations in the provision, including possible decreases due to updates in the market, are recorded as financial income or expense.

At 1 July 2004, Pernod Ricard SA held 2,290,002 treasury shares classified as marketable securities at a cost of €127 million (Appendix 5). Furthermore, SIFA, an equity method consolidated company, holds 7,215,373 Pernod Ricard shares, with the portion of Pernod Ricard shares belonging to the group amounting to €20 million (Appendix 5 ).

Under IFRS, treasury shares are recognised upon acquisition as a decrease in equity and variations in value are not recognised. Once treasury shares are disposed of, the total difference between the acquisition cost and the fair value at the date of disposal is generally recorded as a variation in shareholders’ equity.

At 1 July 2004, the impact on the Group share of shareholders’ equity is a reduction of €147 million (Appendix 5 ) relating to the reclassification of treasury shares classed as marketable securities under French GAAP and a corresponding entry in equity accounted shares for the shares held by SIFA.

The same restatement at 30 June 2005 amounts to €189 million (Appendix 6 ).

Note 5: IFRS 3 – Amortisation of Goodwill

In consolidated financial statements established under French GAAP, brands of acquired companies which were separately identified at the time of acquisition are not systematically amortised, and goodwill is systematically amortised over a timeframe which reflects, as reasonably as possible, the assumptions retained, objectives fixed and outlook envisaged at the point of acquisition. Brands and goodwill are subject to impairment testing at least once a year. Exceptional amortisations are recorded when their recoverable value become permanently less than their book value.

Pursuant to IFRS 3, Business combinations and revised IAS 38, intangible  fixed assets, goodwill and intangible fixed assets with infinite useful lives may no longer be amortised but should be subject to impairment testing at least once a year.

Consequently the goodwill amortisation charges recognised in the consolidated income statement established according to French GAAP (€14 million (Appendix 1) in the Period) are cancelled in the financial statements established according to IFRS.

Note 6: IFRS 2 – Share-based payments

In the consolidated financial statements established according to French GAAP, share purchase or subscription options are not valued and have no impact on the consolidated income statement.

Pursuant to IFRS 2, Share-based payments, share purchase or subscription options granted to employees must be valued at fair value, the fair value being recorded in the income statement during the period of acquisition of the exercise rights by the employees. The fair value of options has been determined using the binomial valuation model, on the basis of management assumptions.

The Group has valued all options which were not exercisable at 1 January 2004 and had been granted after 7 November 2002, the date from which the granting of options must be treated in accordance with IFRS 2.

At 1 July 2004, the application of IFRS 2 has no impact on the consolidated balance sheet or on the Group shareholders’ equity.

Furthermore, the total cost for the Period relating to share purchase options amounts to €14 million (Appendix 1), with a corresponding entry recognised in shareholders’ equity.

Note 7: IAS 41 – Agriculture

This standard covers the accounting treatment of operations involving biological assets (for example, vineyards), destined for sale or subsequent conversion (for example, the production of wine).

IAS 41 was specifically adapted to the accounting treatment of vineyards and grapes, which constitute the principal agricultural activities of the Pernod Ricard Group.

A similar accounting treatment applies, however, to other biological assets (for example, agave fields).

In the consolidated financial statements established under French GAAP, biological assets, with the exception of land, are valued at historic cost and depreciated over their useful economic lives. Their production (harvest) is valued at cost of sale.

IAS 41 allows for biological assets and their production (harvests) to be recognised at fair value on the balance sheet from the date at which it is possible to obtain a reliable assessment of price, for example with reference to an active market.

At 1 July 2004, pursuant to IAS 41, the Group has reclassified €15 million of tangible fixed assets as biological assets and has increased the value of its vineyards held within the framework of its “Wine” operations, essentially confined to Australia and France, by €2 million.

Furthermore, variations in fair value were recognised in income in the amount of €0.4 million in respect of the Period.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Management Report Appendix

APPENDIX 1: INCOME STATEMENT TRANSITION TABLE

The table below is a reconciliation between the consolidated income statement established in accordance with French GAAP and the consolidated income statement established in accordance with IFRS.

Transition table from French GAAP to IFRS - Income Statement

In euro million 12 months	French GAAP IFRS format 30.06.2005	IFRS reclassifications and restatements
							Total	IFRS 30.06.2005
		IAS 18	IAS 32/39	IFRS 2	IFRS 3	Others

Net sales (excl duties & taxes)	3,674	(62)	—	—	—	(0)	(62)	3,611

Cost of sales and production costs	(1,256)	(199)	—	—	—	0	(199)	(1,455)
Gross profit	2,418	(262)	—	—	—	0	(261)	2,156

A&P and distribution costs	(981)	238	—	—	—	0	238	(743)
Contribution after A&P	1,436	(24)	—	—	—	1	(23)	1,413

Trading costs and overheads	(688)	15	(1)	(14)	—	4	3	(685)
Profit from ordinary activities	748	(9)	(1)	(14)	—	4	(20)	729

Impairment losses					(1)	—	(1)	(1)
Other non-ordinary activities	16	—	—	—	—	1	1	17
Profit from operations	765	(9)	(1)	(14)	(1)	5	(20)	745

Borrowing costs	(98)	(98)						(98)
Other financial income and expenses	6	9	1	—	—	(6)	4	10
Net finance cost	(92)	9	1	—	—	(6)	4	(88)

Income tax	(173)	—	1	—	—	10	10	(163)
Net Profit of consolidated companies	499	(0)	(0)	(14)	(1)	9	(6)	493

Share of net profit of associates	(0)	—	—	—	—	—	—	(0)
Goodwill amortisation	(15)	—	—	—	15	0	15	0
Net profit	484	0	(0)	(14)	14	9	9	493

Net Profit attributable to minority interest	(9)	—	—	—	(0)	—	(0)	(9)

Group net profit	475	0	(0)	(14)	14	9	9	484

Earnings per share
Group net profit - basic	6.82							7.55
Group net profit - diluted	6.44							6.86

APPENDIX 2: IAS 18

In euro million 12 months Notes	Reclassifications on application of IAS 18 Revenue

	Trade AP 1.1	Duties 1.2	Discounts 1.3	Services	Total

Net sales (excl duties & taxes)	(247)	181	(9)	13	(62)

Cost of sales and production costs	(0)	(181)	—	(18)	(199)
Gross Profit	(247)	—	(9)	(5)	(262)

A&P and distribution costs	238	—	—	(0)	238
Contribution after A&P	(9)	—	(9)	(5)	(24)

Trading costs and overheads	9	—	0	5	15
Profit from ordinary activities	0	—	(9)	—	(9)

Impairment losses	—	—	—	—	—
Other non-ordinary activities	—	—	—	—	—
Profit from operations	0	—	(9)	—	(9)

Borrowing costs	—	—	—	—	—
Other financial income and expenses	(0)	—	9	—	9
Net finance cost	(0)	—	9	—	9

Income tax	—	—	—	—	—
Net Profit of consolidated companies	(0)	—	—	—	(0)

Share of net Profit of associates	—	—	—	—	—
Goodwill amortisation	—	—	—	—	—
Net Profit	(0)	—	—	—	(0)

Net Profit attributable to minority interest	—	—	—	—	—
Group net Profit	(0)	—	—	—	(0)

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

APPENDIX 3: IAS 32/39

	Restatements on application of IAS 32/39 Financial Instruments

In euro million 12 months Notes	OCEANE bonds 4.1	Others 4.2	Total

Net sales (excl duties & taxes)	—	—	—

Cost of sales and production costs	—	—	—
Gross Profit	—	—	—

A&P and distribution costs	—	—	—
Contribution after A&P	—	—	—

Trading costs and overheads	(0)	(1)	(1)
Profit from ordinary activities	(0)	(1)	(1)

Impairment losses	—	—	—
Other non-ordinary activities	—	—	—
Profit from operations	(0)	(1)	(1)

Borrowing costs	—	—	—
Other financial income and expenses	(7)	8	1
Net finance cost	(7)	8	1

Income tax	3	(2)	1
Net Profit of consolidated companies	(5)	5	(0)

Share of net Profit of associates	—	—	—
Goodwill amortisation	—	—	—
Net Profit	(5)	5	(0)

Net Profit attributable to minority interest	—	—	—
Group net Profit	(5)	5	(0)

APPENDIX 4: MAJOR DERIVATIVE FINANCIAL INSTRUMENTS

In euro million 12 months	French GAAP IFRS format 30.06.2005	IFRS Adjustments		IFRS 30.06.2005

		(€ millions)%

Net sales (excl duties & taxes)	3,674	(62)	-1.7%	3,611
Gross Profit	2,418	(261)	-10.8%	2,156
Gross margin	65.8%			59.7%

Net sales (excl duties & taxes)	3,674	(62)	-1.7%	3,611
A&P costs	(830)	238	-28.7%	(592)
as a% of sales	22.6%			16.4%

Net sales (excl duties & taxes)	3,674	(62)	-1.7%	3,611
Profit from ordinary activities	748	(20)	-2.6%	729
as a% of sales	20.4%			20.2%

APPENDIX 5: OPENING IFRS BALANCE SHEET

The table below is reconciliation between the consolidated balance sheet under French GAAP and the consolidated IFRS balance sheet.

Assets

In euro million Notes	French GAAP 01.07.2004 Net	IAS 12 3.1	IAS 12 3.2	IAS 32 OCEANE 4.1	IAS 32/39 Others 4.2	IAS 39 Revised 4.3	IAS 12 4.4	Others	Total impact of IFRS adjustments	IFRS Net 01.07.2004

Non-current assets
Intangible Assets	2,007							(30)	(30)	1,978
Goodwill	193							35	35	228
Intangible assets and goodwill	2,200	—	—	—	—		—	6	6	2,206
Property, plant & equipment	824							(13)	(13)	811
Biological assets	0							17	17	17
Non-current financial assets	113				(0)	7		0	7	120
Investments in associates	25						(21)		(21)	4
Deferred tax assets	320		14						14	334

Total non-current assets	3,482	—	14	—	(0)	7	(21)	9	10	3,492

Current assets
Inventories	2,163							6	6	2,169
Accounts receivable and other debtors	931			(3)	(6)			(5)	(14)	917
Other financial assets	175	—	—	—	(5)		(127)	(0)	(131)	44
Cash and cash equivalents	120				(2)				(2)	118
Bond redemption premiums	35		—	(35)	—				(35)	0

Total current assets	3,424	—	—	(39)	(12)	0	(127)	0	(177)	3,247

Total assets	6,906	—	14	(39)	(12)	7	(147)	10	(167)	6,739

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity and liabilities

In euro million Notes	French GAAP 01.07.2004 Net	IAS 12 3.1	IAS 12 3.2	IAS 32 OCEANE 4.1	IAS 32/39 Others 4.2	IAS 39 Revised 4.3	IAS 12 4.4	Others	Total impact of IFRS adjustments	IFRS Net 01.07.2004

Share capital	219									219
Share premium	38									38
Reserves and exchange	2,389	(384)	(23)	32	(13)	7	(147)	(8)	(536)	1,853
differences
Group net Profit	169									169
Group shareholders’ equity	2,814	(384)	(23)	32	(13)	7	(147)	(8)	(536)	2,278

Minority interest	28							1	1	29
Minority interest share of results	4									4

Total equity	2,842	(384)	(23)	32	(13)	7	(147)	(7)	(535)	2,307

Non current provisions	464							(120)	(120)	344
Deferred tax liability	121	384	37						421	541
Convertible bonds	548			(64)	0				(64)	484
Non-current derivative instruments	—				(4)				(4)	(4)
Other non-current	955			(6)				8	2	957
financial liabilities
Non-current financial instruments	1,503	0	0	(71)	(4)	0	0	8	(67)	1,436

Total non-current liabilities	4,930	0	14	(39)	(18)	7	(147)	(119)	(301)	4,629

Provisions								119	119	119
Trade and other accounts payable	892							88	88	980
Other liabilities	155				(4)			(79)	(83)	72
Convertible bonds
Current derivative instruments					10				10	10
Other current financial liabilities	929									929
Current financial liabilities	929	0	0	0	10	0	0	0	10	939

Adjustment liabilities	—				—				—	—

Total current liabilities	1,976	0	0	0	6	0	0	128	134	2,110

Total liabilities and equity	6,906	(0)	14	(39)	(12)	7	(147)	10	(167)	6,739

APPENDIX 6: IFRS BALANCE SHEET AT 30 JUNE 2005

The table below is a reconciliation between the consolidated balance sheet under French GAAP and the consolidated balance sheet under IFRS.

Assets

In euro million Notes	French GAAP 01.07.2004 Net	IAS 12 3.1	IAS 12 3.2	IAS 32 OCEANE 4.1	IAS 32/39 Others 4.2	IAS 39 Revised 4.3	IAS 12 4.4	Others	Total impact of IFRS adjustments	IFRS Net 01.07.2004

Non-current assets
Intangible Assets	2,001							(8)	(8)	1,993
Goodwill	200							17	17	217
Intangible assets and goodwill	2,201				—			9	9	2,210
Property, plant & equipment	868							(16)	(16)	853
Biological assets	0							19	19	19
Non-current financial assets	70				(0)	3		1	4	74
Investments in associates	25						(21)		(21)	5
Deferred tax assets	328		26						26	354

Total non-current assets	3,492	0	26	0	(0)	3	(21)	13	22	3,514

Current assets
Inventories	2,184							(5)	(5)	2,179
Accounts receivable and other debtors	1,174			(2)	(3)			10	4	1,178
Other financial assets	180	0	0	0	(1)		(169)	0	(169)	10
Cash and cash equivalents	128				(3)			(0)	(3)	125
Bond redemption premiums	25			(25)	—			0	(25)	(0)

Total current assets	3,691	0	0	(28)	(6)	0	(169)	4	198	3,493

Total assets	7,183	0	26	(28)	(6)	3	(189)	18	(176)	7,007

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity and liabilities

In euro million Notes	French GAAP 30.06.2004 Net	IAS 12 3.1	IAS 12 3.2	IAS 32 OCEANE 4.1	IAS 32/39 Others 4.2	IAS 39 Revised 4.3	IAS 12 4.4	Others	Total impact of IFRS adjustments	IFRS Net 01.07.2004

Share capital	219									219
Share premium	38									38
Reserves and exchange differences	2,370	(383)	(21)	32	(22)	3	(189)	0	(580)	1,789
Group net Profit	475	2	8	(7)	7			(1)	9	484
Group shareholders’ equity	3,101	(380)	(13)	24	(15)	3	(189)	(1)	(571)	2,530

Minority interest	34							0	0	35
Minority interest share of results	9							0	0	9

Total equity	3,135	(380)	(13)	24	(15)	3	(189)	(0)	(571)	2,565

Non current provisions	488							(121)	(121)	367
Deferred tax liability	131	380	40						420	551
Convertible bonds	548			(46)	0				(46)	502
Non-current derivative instruments	0				(2)				(2)	(2)
Other non-current financial liabilities	1,775			(6)	1			10	4	1,780
Non-current financial instruments	2,323	0	0	(52)	(1)	0	0	10	(43)	2,280

Total non-current liabilities	6,079	(0)	26	(28)	(17)	3	(189)	(111)	(315)	5,763

Provisions								121	121	121
Trade and other accounts payable	907							28	28	934
Other liabilities	198				(2)			(19)	(22)	177
Convertible bonds
Current derivative instruments					13				13	13
Other current financial liabilities
Current financial liabilities	0	0	0	0	13	0	0	0	13	13

Total current liabilities	1,105	0	0	0	10	0	0	129	139	1,244

Total liabilities and equity	7,183	(0)	26	(28)	(6)	3	(189)	18	(176)	7,007

[GRAPHIC APPEARS HERE]

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Consolidated Financial Statements

contents

166	Consolidated Financial Statements
CONSOLIDATED INCOME STATEMENT
HALF-YEAR CONSOLIDATED INCOME STATEMENT
BREAKDOWN OF OPERATING PROFIT BY BUSINESS SEGMENT
ANALYSIS OF WINE & SPIRITS’ OPERATING PROFIT
BY GEOGRAPHIC REGION
ANALYSIS OF ORGANIC GROWTH BY HALF-YEARS
CONSOLIDATED BALANCE SHEET
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED CASH FLOW STATEMENT (12 MONTHS)
CONSOLIDATED CASH FLOW STATEMENT (6 MONTHS)
177	Notes to the Consolidated Financial Statements
207	Report by the Statutory Auditors on the pro forma financial information
209	Statutory Auditors’ Report on the Consolidated Financial Statements

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the periods ended 30 June 2005 (18 months), 31 December 2003 (12 months) and 31 December 2002 (12 months)

In euro million	Notes	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (2)	2003 published	2002 published	2005/2004 pro forma 12 months

Net sales excluding duties and taxes		5,246.4	3,673.5	3,549.8	3,533.7	4,835.7	3.5%

Cost of goods sold		(1,799.3)	(1,255.8)	(1,216.8)	(1,229.8)	(2,374.5)	3.2%
Gross Profit		3,447.1	2,417.7	2,333.0	2,303.9	2,461.2	3.6%

Advertising and Promotion costs, distribution costs		(1,396.9)	(981.3)	(919.8)	(888.6)	(962.5)	6.7%
Contribution after Advertising and Promotion		2,050.2	1,436.4	1,413.2	1,415.3	1,498.7	1.6%

Structure costs and selling costs		(1,020.2)	(688.0)	(675.6)	(676.1)	(748.4)	1.8%
Operating Profit		1,030.0	748.4	737.6	739.2	750.3	1.5%

Net finance cost	3	(131.1)	(92.2)	(86.7)	(101.6)	(153.3)	6.3%
Profit before tax		898.9	656.2	650.8	637.6	597.0	0.8%

Net Exceptional income	4	16.5	16.2	59.4	60.1	9.6	-72.8%
Income tax	5	(236.4)	(173.2)	(172.4)	(167.5)	(156.9)	0.5%
Net Profit before income from associates		679.1	499.2	537.9	530.2	449.7	-7.2%

Income from associates		(0.1)	(0.1)	0.1	0.1	1.0	-216.0%
Net Profit before goodwill amortisation		679.0	499.0	538.0	530.3	450.7	-7.2%

Goodwill amortisation	7	(21.7)	(14.7)	(57.8)	(58.3)	(30.0)	-74.5%
Net Profit before minority interest		657.3	484.3	480.3	472.0	420.7	0.8%

Minority interests		(13.2)	(9.1)	(8.9)	(8.2)	(7.9)	2.1%
Group net Profit		644.1	475.2	471.4	463.8	412.8	0.8%

In euro	Notes	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma12 months 30.06.2004 (2)	2003 published	2002 published	2005/2004 pro forma 12 months

Earnings per share (1)	6

Profit before tax		12.86	9.42	9.23	9.05	8.47	2.1%
Group net Profit		9.21	6.82	6.69	6.58	5.86	1.9%

In euro	Notes	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (2)	2003 published	2002 published	2005/2004 pro forma 12 months

Fully diluted earnings per share (1)	6

Profit before tax		12.22	8.92	8.79	8.63	8.07	1.5%
Group net Profit		8.73	6.44	6.34	6.25	5.57	1.6%

(1) 2002 calculations were restated to take into account the capital increase of 1 share for 4 held at 14 February 2003.
(2) Non-audited pro forma financial statements.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

HALF-YEAR CONSOLIDATED INCOME STATEMENT

Analysis of half-year pro foma Income Statements at 30 June 2005 and 30 June 2004

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 30.06.2004	% change

Net sales excluding duties and taxes	1,674.6	1,572.9	6.5%

Cost of goods sold	(578.9)	(543.5)	6.5%
Gross Profit	1,095.7	1,029.4	6.4%

Advertising and Promotion costs, distribution costs	(457.6)	(415.6)	10.1%
Contribution after Advertising and Promotion	638.0	613.8	4.0%

Structure costs and selling costs	(350.5)	(332.2)	5.5%
Operating Profit	287.5	281.6	2.1%

Net finance cost	(41.8)	(38.9)	7.5%
Profit before tax	245.7	242.7	1.2%

Net Exceptional income	(20.0)	0.3	N/A
Income tax	(57.3)	(63.1)	-9.2%
Net Profit before income from associates	168.4	179.9	-6.4%

Net Profit before goodwill amortisation	168.4	179.9	-6.4%

Goodwill amortisation	(6.9)	(7.0)	-0.8%
Net Profit before minority interest	161.5	172.9	-6.6%

Minority interests	(4.7)	(4.1)	17.1%
Group net Profit	156.7	168.9	-7.2%

In euro	Pro forma 6 months 30.06.2005	Pro forma 6 months 30.06.2004	% change

Earnings per share

Profit before tax	3.54	3.44	2.7%
Group net Profit	2.26	2.40	-5.9%

In euro	Pro forma 6 months 30.06.2005	Pro forma 6 months 30.06.2004	% change

Fully-diluted earnings per share

Profit before tax	3.38	3.31	2.3%
Group net Profit	2.16	2.30	-5.9%

BREAKDOWN OF OPERATING PROFIT BY BUSINESS SEGMENT

Wine & Spirits

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	5,139.2	3,611.2	3,450.5	160.7	4.7%	252.2	7.3%
Gross Profit	3,419.9	2,401.8	2,309.2
Contribution after Advertising and Promotion	2,035.1	1,427.0	1,400.5
Operating Profit	1,028.4	748.3	737.6	10.7	1.5%	61.7	8.4%

Other business segments

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	107.2	62.3	99.3	(37.0)	-37.2%	(7.4)	-7.5%
Gross Profit	27.1	15.9	23.8
Contribution after Advertising and Promotion	15.0	9.4	12.7
Operating Profit	1.6	0.1	(0.1)	0.2	N/A	(0.4)	N/A

Total

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	5,246.4	3,673.5	3,549.8	123.7	3.5%	244.8	6.9%
Gross Profit	3,447.1	2,417.7	2,333.0
Contribution after Advertising and Promotion	2,050.2	1,436.4	1,413.2
Operating Profit	1,030.0	748.4	737.6	10.8	1.5%	61.3	8.3%

(1)	Non-audited pro forma financial statements.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

ANALYSIS OF WINE & SPIRITS’ OPERATING PROFIT
BY GEOGRAPHIC REGION

France

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	847.5	577.6	582.2	(4.6)	-0.8%	(4.1)	-0.7%
Gross Profit	660.0	450.5	458.5
Contribution after Advertising and Promotion	382.2	260.8	269.7
Operating Profit	146.7	103.8	110.9	(7.1)	-6.4%	(6.5)	-5.9%

Europe

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	2,021.2	1,435.7	1,366.8	68.9	5.0%	77.4	5.7%
Gross Profit	1,332.0	942.4	882.4
Contribution after Advertising and Promotion	820.2	577.3	543.1
Operating Profit	429.4	313.9	297.6	16.3	5.5%	19.3	6.5%

Americas

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	1,101.5	776.9	761.1	15.8	2.1%	70.0	9.2%
Gross Profit	680.7	483.4	483.0
Contribution after Advertising and Promotion	415.0	299.0	302.7
Operating Profit	230.6	175.5	178.1	(2.6)	-1.4%	23.6	13.2%

Asia and Rest of World

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	1,168.9	821.0	740.3	80.7	10.9%	109.1	14.7%
Gross Profit	747.1	525.4	485.2
Contribution after Advertising and Promotion	417.7	289.9	285.0
Operating Profit	221.7	155.1	150.9	4.2	2.8%	25.5	16.9%

Total

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (1)	2005/2004 pro forma 12 months		Organic growth

Net sales excluding duties and taxes	5,139.2	3,611.2	3,450.5	160.7	4.7%	252.2	7.3%
Gross Profit	3,419.9	2,401.8	2,309.2
Contribution after Advertising and Promotion	2,035.1	1,427.0	1,400.5
Operating Profit	1,028.4	748.3	737.6	10.7	1.5%	61.7	8.4%

(1)	Non-audited pro forma financial statements.

By geographical area and half-years

France

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 31.12.2004	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	2005/2004 Pro forma 12 months		Organic growth

Net sales excluding duties and taxes	268.0.	309.7	577.6	582.2	(4.6)	-0.8%	(4.1)	-0.7%
Gross Profit	208.2	242.4	450.5	458.5
Contribution after Advertising and Promotion	118.1	142.8	260.8	269.7
Operating Profit	38.8	65	103.8	110.9	(7.1)	-6.4%	(6.5)	-5.9%

Europe

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 31.12.2004	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	2005/2004 Pro forma 12 months		Organic growth

Net sales excluding duties and taxes	627.4	808.2	1,435.7	1,366.8	68.9	5.0%	77.4	5.7%
Gross Profit	413.4	529	942.4	882.4
Contribution after Advertising and Promotion	254.9	322.3	577. 3	543.1
Operating Profit	118.0	195.8	313.9	297.6	16.3	5.5%	19.3	6.5%

Americas

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 31.12.2004	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	2005/2004 Pro forma 12 months		Organic growth

Net sales excluding duties and taxes	347.9	429	776.9	761.1	15.8	2.1%	70.0	9.2%
Gross Profit	207.6	275.8	483.4	483.0
Contribution after Advertising and Promotion	122.2	176 8	299.0	302.7
Operating Profit	58.5	117.1	175.5	178.1	(2.6)	-1.4%	23.6	13.2%

Asia and Rest of the World

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 31.12.2004	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	2005/2004 Pro forma 12 months		Organic growth

Net sales excluding duties and taxes	406.4	414. 6	821.0	740.3	80.7	10.9%	109.1	14.7%
Gross Profit	260.1	265.3	525.4	485.2
Contribution after Advertising and Promotion	139.7	150. 3	289.9	285.0
Operating Profit	71.4	83.7	155.1	150.9	4.2	2.8%	25.5	16.9%

Total

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 31.12.2004	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	2005/2004 Pro forma 12 months		Organic growth

Net sales excluding duties and taxes	1,649.6	1,961.6	3,611.2	3,450.5	160.7	4.7%	252.2	7.3%
Gross Profit	1,089.4	1,312.4	2,401.8	2,309.2
Contribution after Advertising and Promotion	634.9	792.1	1,427.0	1,400.5
Operating Profit	286.7	461.6	748.3	737.6	10.7	1.5%	61.7	8.4%

(1)	Non-audited pro forma financial statements.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

ANALYSIS OF ORGANIC GROWTH BY HALF-YEARS

Net Sales

	Net sales organic growth

	Pro forma 6 months 30.06.2005		Pro forma 6 months 31.12.2004		Total
In euro million	Value	%	Value	%	Value	%

France	(1.9)	-0.7%	(2.3)	-0.7%	(4.1)	-0.7%
Europe	47.2	8.1%	30.2	3.9%	77.4	5.7%
Americas	34.4	10.6%	35.7	8.2%	70.0	9.2%
Asia and Rest of World	64.2	18.4%	44.7	11.4%	109.1	14.7%
Total	143.7	9.4%	108.4	5.6%	252.2	7.3%

Operating Profit

	Operating profit organic growth

	Pro forma 6 months 30.06.2005		Pro forma 6 months 31.12.2004		Total
In euro million	Value	%	Value	%	Value	%

France	(4.1)	-9.6%	(2.4)	-3.5%	(6.5)	-5.9%
Europe	9.9	8.6%	9.3	5.1%	19.3	6.5%
Americas	10.9	19.7%	12.7	10.3%	23.6	13.2%
Asia and Rest of World	5.4	8.1%	20.0	23.8%	25.5	16.9%
Total	22.1	7.9%	39.7	8.7%	61.7	8.4%

CONSOLIDATED BALANCE SHEET

For the periods ended 30 June 2005 (18 months), 31 December 2003 (12 months) and 31 December 2002 (12 months)

Assets

	Notes	30.06.2005			31.12.2003 Net	Pro forma(1) 31.12.2002 Net

In euro million		Gross	Depreciation and provision	Net

Fixed assets
Intangible assets		2,125.0	123.8	2,001.2	1,955.6	2,092.8
Goodwill		415.0	215.4	199.6	199.0	242.5
Intangible assets and goodwill	7	2,540.0	339.2	2,200.8	2,154.6	2,335.3
Property, plant and equipment	8	1,740.4	872.2	868.2	821.6	819.7
Investments	9	492.0	421.8	70.2	148.2	363.6
Equity accounted shareholdings	9	25.2	—	25.2	24.2	0.0
Total fixed assets		4,797.5	1,633.3	3,164.3	3,148.5	3,518.6

Current assets
Inventories	10	2,217.4	33.3	2,184.1	2,027.3	2,105.5
Trade receivables	11	1,093.5	78.7	1,014.7	1,131.7	1,438.0
Deferred tax assets	5	329.8	2.2	327.6	336.6	206.6
Marketable securities	17	180.6	1.1	179.5	156.1	90.4
Cash and cash equivalents		128.0	0.0	128.0	152.4	89.4
Total current assets		3,949.4	115.3	3,834.1	3,804.1	3,929.9

Adjustment assets		159.7		159.7	50.8	60.3
OCEANE redemption premium		25.1		25.1	40.2	50.3
Asset translation adjustments		0.0		—	—	1.1

Total assets		8,931.8	1,748.6	7,183.2	7,043.6	7,560.3

(1)

Pro forma balance sheet at 31 December 2002 takes into account the recognition of OCEANE under the item “financial debts”, as well as the impact on provisions, deferred taxation and shareholders’ equity of the change in accounting method relating to retirement and similar benefits.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity and liabilities

In euro million	Notes	30.06.2005	31.12.2003	Pro forma (1) 31.12.2002

Share capital		218.5	218.5	174.8
Share premium		37.7	37.7	37.7
Reserves and reserve translation adjustments		2,188.6	2,029.9	1,903.5
Group net profit		644.1	463.8	412.8
Group net profit translation adjustments		12.0	(19.1)	(14.1)
Group equity		3,100.9	2,730.8	2,514.7

Minority interests		34.4	24.9	24.0

including minority interest net profit		13.2	8.2	7.9
Provision for contingencies	12	488.4	519.0	585.1
Deferred tax liabilities	5	131.4	118.4	0.0
OCEANE convertible bonds		547.9	547.9	547.9
Financial debts		1,775.4	1,910.0	2,473.4
Total financial debts	13	2,323.3	2,457.9	3,021.3

Operating liabilities		904.3	1,034.1	1,066.1
Other liabilities		198.4	148.2	339.8
Total sundry liabilities		1,102.7	1,182.3	1,405.9

Adjustment liabilities		2.2	10.4	9.3

Total equity and liabilities		7,183.2	7,043.6	7,560.3

(1)

Pro forma balance sheet at 31 December 2002 takes into account the recognition of OCEANE under the item “financial debts”, as well as the impact on provisions, deferred taxation and shareholders’ equity of the change in accounting method relating to retirement and similar benefits.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

In euro million	Share capital	Premium	Consolidated reserves	Net profit	Translation adjustments	Consolidating entity shares	Total equity

At 31 December 2002	174.8	37.7	2,033.8	412.8	(90.3)	0.0	2,568.7
Allocation of net profit to reserves			412.8	(412.8)			0.0
Purchase of treasury shares							0.0
Capital increase (1)	43.7		(43.7)				0.0
Consolidated net profit for the period				463.8			463.8
Distribution of dividend by the consolidating entity			(118.0)				(118.0)
Change in translation adjustments					(196.5)		(196.5)
Translation adjustment on loans associated to investments					49.3		49.3
Change in accounting method relating to retirement and similar benefits			(54.1)				(54.1)
Other movements			17.6				17.6

At 31 December 2003	218.5	37.7	2,248.4	463.8	(237.5)	0.0	2,730.8
Allocation of net profit to reserves			463.8	(463.8)
Purchase of treasury shares (2)						(100.9)	(100.9)
Consolidated net profit for the period				644.1			644.1
Distribution of dividend by the consolidating entity			(284.7)				(284.7)
Change in translation adjustments (3)					78.2		78.2
Translation adjustment on loans associated to investments (4)					33.3		33.3
At 30 June 2005	218.5	37.7	2,427.4	644.1	(126.0)	(100.9)	3,100.9

(1)	Free issue of 1 share for 4 shares held.
(2)	See note 17 for more details.
(3)	Including €22 million linked to the US dollar, €20 million to the Australian dollar and €36 million to other foreign currencies. (notably the Pound Sterling and the Polish Zloty).
(4)	Including €5 million linked to the US dollar and €28 million to other currencies.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

CONSOLIDATED CASH FLOW STATEMENT

For the 12 months pro forma periods ended 31 December 2005 and 2004 and the periods ended 30 June 2005 and 31 December 2003 and 2002.

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004 (5)	2003 published	2002 published(1)

Group net profit	644.1	475.2	471.4	463.8	412.8
Minority interest	13.2	9.1	8.9	8.2	7.9
lncome/(loss) from associates (net of dividends received)	(1.0)	(0.6)	(1.1)	(0.6)	0.0
Property, plant and equipment depreciation	145.9	100.8	105.0	108.1	112.9
Intangibles and goodwill amortisation	23.3	16.3	86.5	90.4	33.5
Change in provisions for contingencies(2)	(53.9)	(37.7)	(45.9)	(53.5)	(4.4)
Change in deferred taxes	14.8	(1.5)	8.5	(8.2)	(40.2)
Gains on disposals of fixed assets	(56.3)	(52.0)	(135.6)	(135.5)	(42.3)
Cash Flow	730.0	509.6	497.7	472.7	480.2

Decrease (increase) in working capital requirement	(21.8)	(32.7)	(13.4)	12.9	(42.7)
Acquisition of PPE and intangibles (net of disposals)(3)	(145.4)	(107.8)	(112.5)	(104.1)	(142.5)
Change in fixed assets related receivables and liabilities	4.4	11.3	1.4	1.6	(13.0)
Free Cash Flow	567.2	380.5	373.2	383.1	282.0

Acquisitions of financial assets (net of disposals)	78.2	59.8	211.7	288.7	107.9
Impact of changes in scope of consolidation	(93.8)	(78.6)	(71.3)	(0.4)	396.3
Acquisition of treasury shares (3)	(100.9)	(100.9)
Dividends paid (including withholding tax)	(289.9)	(140.2)	(151.1)	(122.4)	(102.0)
Decrease/(increase) in financial debt before foreign exchange	160.8	120.6	362.5	549.0	684.2

Foreign exchange impact	(42.2)	(9.3)	19.9	133.0	219.1
Net decrease (increase) in financial debt after foreign exchange impact	118.5	111.3	382.4	682.0	903.3

Net financial debt at the beginning of the period (4)	(2,109.2)	(2,102.0)	(2,484.3)	(2,791.2)	(3,694.5)
Net financial debt at the end of the period	(1,990.6)	(1,990.6)	(2,102.0)	(2,109.2)	(2,791.2)

(1)	The 2002 proforma cash flow data includes the restatement of the OCEANE bonds as financial debt.
(2)	Excluding writedowns of current assets, as detailed in Note 16.
(3)	Cf. details provided in Note 17.
(4)	The opening financial debt at 1 January 2003 has been restated for the OCEANE bonds in accordance with the presentation of the financial statements at 31 December 2003.
(5)	Unaudited proforma financial statements.

CONSOLIDATED CASH FLOW STATEMENT

6 months proforma Cash Flow Statement table at 30 June 2005 and 30 June 2004

In euro million	Pro forma 6 months 30.06.2005	Pro forma 6 months 30.06.2004

Group net profit	156.7	168.9
Minority interests	4.7	4.1
Income/(loss) from associates (net of dividends received)	(0.7)	(0.5)
Property, plant and equipment depreciation	46.4	45.1
Intangibles and goodwill amortisation	6.9	7.0
Change in provisions for contingencies (1)	(22.8)	(16.2)
Change in deferred taxes	(36.6)	16.4
Gains on disposals of fixed assets	5.1	(4.3)
Cash Flow	159.7	220.4

Decrease (increase) in working capital requirement	94.4	10.9
Acquisition of PPE and intangibles (net of disposals)	(63.9)	(37.6)
Change in fixed assets related receivables and liabilities	0.1	(6.9)
Free Cash Flow	190.3	186.7

Acquisitions of financial assets (net of disposals)	0.2	18.4
Impact of changes in scope of consolidation	(110.8)	(15.2)
Acquisition of treasury shares	—	—
Dividends paid (including withholding tax)	(139.1)	(149.7)
Decrease/(increase) in financial debt before foreign exchange	(59.4)	40.2

Foreign exchange impact	(87.5)	(32.9)
Net decrease (increase) in financial debt after foreign exchange impact	(146.9)	7.3

Net financial debt at the beginning of the period(2)	(1,843.9)	(2,109.2)
Net financial debt at the end of the period	(1,990.6)	(2,102.0)

(1)	Excluding writedowns of current assets, as detailed in Note 16.
(2)	The opening financial debt at 1 January 2003 has been restated for the OCEANE bonds in accordance with the presentation of the financial statements at 31 December 2003.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Notes to the Consolidated Financial Statements

NOTE 1 – ACCOUNTING PRINCIPLES AND METHODS

1.1 Consolidation principles

The consolidated financial statements of Pernod Ricard Group (hereinafter “Pernod Ricard” or “the Group”) have been prepared in accordance with French Generally Accepted Accounting Principles and in compliance with the Law of 3 January 1985, and its Application Decree, as well as in compliance with French Accounting Committee (FAC) Regulation No. 99-02.

Pernod Ricard has not opted for early application of FAC Regulation No.2002-10 concerning the depreciation and amortisation of fixed assets relating to tangible fixed assets.

1.2 Change of year-end date

Pursuant to a resolution of the Combined General Meeting of 17 May 2004, the 2004 period was extended by six months, thus ending at 30 June 2005 (18 months). Future fiscal years will begin on 1 July and end on 30 June.

Unaudited 12 month pro forma financial statements have been prepared for comparative purposes, for the period from 1 July 2003 to 30 June 2004 and the period from 1 July 2004 to 30 June 2005. These accounts have not been audited.

1.3 Changes of accounting methods for the 2003 period/pro forma financial statements

As specified in Note 1 to the financial statements at 31 December 2003, the Pernod Ricard Group made certain amendments to its accounting principles and financial statement presentation for the 2003 period, as follows:

•	change in the recognition of retirement benefits and similar commitments;
•	change in the diluted earnings per share calculation method;
•	change in the presentation of OCEANE bonds.

In order to guarantee comparability of accounting periods, pro forma results are presented in financial statements and in the Notes to the financial statements. In particular, the pro forma balance sheet at 31 December 2002 includes the impact of the change in the recognition of retirement benefits, as well as the change in the presentation of OCEANE bonds.

1.4 Consolidation scope and methods

The Group’s consolidated financial statements incorporate, using the full consolidation method, the financial statements of significant subsidiaries over which the Group controls, directly or indirectly, more than 50% of the capital or exercises de facto control.

The Group does not consolidate its investments in less significant companies (net sales and total assets of less than €10 million). However, with respect to its principal activity (Wine & Spirits), the Group consolidates companies with results that are inferior to this threshold, given the importance and expected growth of the markets in which these companies operate.

Companies over which the Group exercises a significant influence but no control are accounted for using the equity method.

A list of the consolidated companies is provided in Note 23. In the interest of simplicity, and in light of the extreme prejudice that could result, only the names and addresses of the main companies included in the scope of consolidation are listed therein.

1.5 Foreign currency translation

Financial statements prepared in foreign currencies have been translated using the following principles:
•	balance sheet items have been translated at official year-end rates;
•	income statement items have been translated using the yearly average rate for each currency;
•

differences in currency translation resulting from the effect of fluctuations in exchange rates between 31 December 2003 and 30 June 2005 on opening shareholders’ equity and from the use of different exchange rates in translating the balance sheet and income statement have been included in consolidated reserves.

Foreign currency denominated transactions are translated using the prevailing exchange rate at the transaction date. The exchange rate gains and losses resulting from the translation of the balances at the 30 June 2005 exchange rate are recorded in the income statement.

1.6 Intangible fixed assets

Intangible fixed assets are recorded at their acquisition cost, and are written down when their useful value is less than their net book value.

ACQUIRED BRANDS

The book value of an acquired brand is determined on the basis of an actuarial computation of future after-tax streams.

The excess fair market value assigned to acquired brands during a corporate acquisition may not exceed the remaining excess fair market values following their initial allocation to all other balance sheet assets and liabilities.

The individual value of all brands appearing on the balance sheet is subject to an annual review. If necessary exceptional writedowns are detailed in Note 7.

Profit projections are made over a 20-year period using management forecasting systems (for the first three years) and an assessment of long-term brand prospects for the following years. Projections take into consideration a residual value, which is established for each individual brand on the basis of its growth and profitability patterns.

The discount rate used takes into account the geographic allocation of profits.

1.7 Research and development costs

Research and Development costs are written off in the fiscal year in which they are incurred.

1.8 Tangible fixed assets

Tangible fixed assets are stated at their acquisition cost.

Depreciation is calculated on a straight-line basis or, where applicable, the declining balance method, over the assets’ estimated useful life.

The average depreciation periods for the main asset categories are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other fixed assets	3 to 5 years

Property assets of significant value acquired through a financial lease are capitalised and depreciated over their economic life.

Sale and leaseback assets are treated similarly, with any resulting capital gains eliminated in the year in which they occur.

Obsolescence is reflected in the depreciation calculations.

1.9 Investments

Equity investments in unconsolidated companies are stated at acquisition cost. If necessary, a provision for depreciation is established if the useful value falls below the net book value.

Useful value is generally based on the company’s stock price, the Group’s pro rata share of the company’s equity and the development and profitability prospects that these securities represent.

1.10 Goodwill

Since 1 January 1986, acquisition goodwill has been reflected in assets and assigned to a brand name, if appropriate. Acquisition goodwill is amortised on a straight-line basis over a period appropriate to the acquisition but not exceeding 40 years. Goodwill resulting from recent acquisitions (since 1996) is amortised over a period not exceeding 20 years.

At the end of each financial year, the value of acquisition goodwill is reassessed using the methods described in Note 1.6. An exceptional writedown is recorded if the useful value thus determined is lower than its net book value.

1.11 Inventories

Inventories are stated at the lower of cost of sale and market value if market value is lower.

A writedown is recorded when the inventory’s market value is less than its net book value.

The value of most inventory is calculated using the weighted average cost method.

Cost of sale for long-term inventory is calculated using a standard method, which includes distilling and ageing costs but excludes interest expense. These inventories are classified in current assets in accordance with the prevailing business practice, although a large part remains in inventory for more than one year before being sold.

1.12 Marketable securities

Marketable securities are recorded in the balance sheet at their historical cost. A provision for writedown is established when the year-end market value of a marketable security is less than its historical cost.

1.13 Treasury shares

Pernod Ricard shares specifically held for the purpose of allocation to employees or Directors of whom are holders of stock purchase options are recorded as marketable securities. A provision for writedown is established when their acquisition price exceeds their exercise price.

Other treasury shares are recorded as a reduction in consolidated shareholders’ equity in the amount of their acquisition price.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

1.14 Foreign currency denominated loans

Currency translation differences arising from loans in a currency different from the operating currency of the borrowing entity are treated as follows:
•

for a loan relating to an investment in a legal entity whose reporting currency is the same as that of the financial debt, the resulting translation difference is recorded, net of tax, in shareholders’ equity;

•	for a financial debt relating to an asset whose value fluctuates with the borrowed currency, the resulting translation difference is recorded, net of tax, in shareholders’ equity;
•	for a loan that cannot be related to a specific asset, the resulting translation difference is recorded as an exchange gain or loss in the income statement.

Translation differences recorded in the income statement are disclosed in Note 3, while those recorded in equity are disclosed in the consolidated statement of changes in shareholders’ equity.

1.15 Convertible bonds

Convertible bond redemption premiums are recorded as an asset and amortised over the term of the bonds.

Issue costs are amortised on a pro rata basis over the term of the bonds.

1.16 Provisions for contingencies

1.16.1 NATURE OF PROVISIONS

Provisions for contingencies are established to provide for the probable outflow of resources arising from obligations relating to past events.

These provisions are properly assessed by taking into account the most probable assumptions and by relying on statistical methods depending on the nature of the obligations.

Provisions for contingencies include notably:
•	provisions for retirement and similar benefits;
•	provisions for restructuring;
•	provisions for litigation (tax, legal, corporate).

1.16.2 OPENING BALANCE SHEET PROVISIONS PURSUANT TO AN ACQUISITION

The accounting for an acquisition may lead to the recording of provisions (restructuring, litigation, etc.) in the opening balance sheet. These provisions constitute liabilities that increase the excess fair market value amount, potentially leading to the creation or increase in value of any resulting acquisition goodwill.

Subsequent to the opening allocation, reversals of unused provisions are offset against an exceptional amortisation of acquisition without any impact on net profit. When there is no acquisition goodwill resulting from an acquisition, the reversal of unused provisions is taken to income.

1.17 Provision for retirement and similar long-term benefits

1.17.1 DESCRIPTION AND RECOGNITION OF COMMITMENTS

Pernod Ricard commitments are comprised of:
•	long-term post employment employee benefits (retirement benefits, pensions, medical expenses, etc.);
•	long-term benefits granted during the period of employment.

The liability relating to the Company’s net employee benefit commitments is recognised under provisions for contingencies in balance sheet liabilities.

1.17.2 CALCULATION OF COMMITMENT FOR NET PROVISION CHARGES

For each plan, Pernod Ricard’s current commitments are equal to the difference between the present value of employee commitments and the value of the assets paid into specialised funds to fund these commitments.

The present value of employee commitments is calculated using the prospective method of career-end salary projections (projected unit credit method). Calculations are made at each year-end, while individual employee data are reviewed at least every three years. Economic assumptions (inflation rate, discount rate, expected asset yield rate) and workforce assumptions (primarily average salary increase, employee turnover, life expectancy) are used in these calculations.

Hedging assets are valued at their market value at each year-end.

1.17.3 RECOGNITION OF ACTUARIAL DIFFERENCES

Actuarial differences mainly arise when estimates differ from actual results (for instance, on the expected value of assets compared to their actual value at year-end) or when long-term actuarial assumptions change (for instance, discounting rate, rate of salary increase, etc.).

In the case of long-term benefits during the period of employment (such as long-service bonuses), the full difference is provided at each year-end.

In other cases, actuarial differences are only provided from the time when, for a given plan, they represent more than 10% of the highest value between the gross commitment amount and the market value of hedging assets (the “corridor method”). The provision is established on a straight-line basis over the average remaining number of years of service to be performed by employees of the given plan (actuarial difference amortisation).

1.17.4 ANALYSIS OF CHARGES FOR THE PERIOD

The expense recognised in respect of the above commitments includes:
•	the charge relating to the acquisition of one additional year of rights;
•	the charge relating to the change in the discounting of rights existing at the beginning of the year, taking into account that a full year has passed;
•	the income expected to be generated by hedging assets;
•	the income/(charge) corresponding to the amortisation of positive or negative actuarial differences;
•	the income/(charge) generated by changes in plans or the implementation of new plans;
•	the income/(charge) generated by all plan reductions or liquidations.

1.18 Exceptional income and expenses

Pernod Ricard records certain non-recurring income and expenses realised during the period as exceptional income and expenses primarily comprising:
•	capital gains/losses and provisions on fixed asset disposals (tangible property, investments, etc.);
•	brand writedowns pursuant to valuation testing;
•	restructuring charges;
•	provision for litigation charges.

Net exceptional income and expense is detailed in Note 4.

1.19 Income tax

Deferred tax assets or liabilities are calculated using the liability method for all timing differences between the book value of assets and liabilities and their tax basis.

Temporary differences relating to brands that cannot be sold independently from the acquired company to which they belong do not result in any deferred tax accounting.

Deferred tax assets on tax losses carried forward and long-term capital losses are recorded only if there is a high probability of offsetting them in the short-term against future taxable profits.

For the first time consolidation of the Seagram acquisition, deferred tax was recorded on temporary differences on acquisition goodwill and on brands, except for acquired brands that cannot be sold independently from the companies to which they belong.

1.20 Diluted earnings per share

The calculation of diluted earnings per share takes into account the potential impact on that fiscal year of all dilutive instruments (such as stock subscription options and convertible bonds) on the theoretical number of shares.

When funds are generated at the issue date of dilutive instruments, the purchase method is used to determine the theoretical number of shares to take into account.

When funds are generated at the issue date of dilutive instruments, the net profit is restated for the finance cost, net of tax, relating to these instruments.

1.21 Management of financial risks and accounting for interest rate hedging instruments

1.21.1 MANAGEMENT OF FINANCIAL RISKS

The Group applies a non-speculative risk coverage policy through the use of derivative financial instruments to manage its exposure to market risks. These off-balance sheet instruments are used to cover risks arising from the Group’s firm commitments or highly probable future transactions.

1.21.1.1 Management of exchange risk

Asset risks
The use of foreign currency financial debt to finance the acquisition of an asset in the same foreign currency provides a natural hedge. In particular, this principle was used to finance the acquisition of Seagram assets.

Operating risks
Recorded foreign exchange exposure, notably on internal transactions, is subject to monthly offset. Residual exposure is generally hedged by 2 to 6 month term purchases and sales contracts.

A portion of external cash flows, which have been budgeted as highly probable, are subject to fixed or optional hedging over a maximum 24-month period.

In the context of a program authorized by Senior Management, all hedging operations are reviewed and approved in advance by the Group Financing and Treasury Department.

1.21.1.2 Management of interest rate risk

Pernod Ricard has complied with the obligation of interest rate risk coverage protection required by the banks upon the establishment of the syndicated loan relating to the acquisition of the Seagram assets.

This obligation extended to two-thirds of the syndicated loan amount for a period of 4 years.

The Group has had recourse to interest rate swaps and options. The notional and market values of these outstanding off-balance sheet financial instruments are presented in Note 15.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

1.21.2 ACCOUNTING FOR INTEREST RATE HEDGING CONTRACTS

Income and expenses relating to interest rate hedging contracts are recorded in the Group’s income statement on a pro rata temporis basis over the term of these contracts:
•	premiums paid are spread, for accounting purposes, over the duration of the contract;
•	interest rate differentials received or paid from time to time are recorded in the fiscal year which they relate.

1.22 Off-balance sheet commitments

The Group monitors its off-balance sheet commitments centrally through a monitoring report system, which is reported to the Board of Directors. The Group certifies that it has not omitted to report the existence of any significant off-balance sheet commitments in the presentation of its financial statements.

NOTE 2 – SCOPE OF CONSOLIDATION

The major changes in scope of consolidation during the period from 1 January 2004 to 30 June 2005 are as follows:
•	disposal of Granger Bouguet Pau (fruit-based distribution) in January 2004;
•	disposal of Crus et Domaines de France (wine distribution) in January 2004;
•	acquisition of Framingham (New Zealand winemaker) in April 2004;
•	disposal of the Cooymans business in June 2004;
•	disposal of the assets of CFPO (Orangina) in November 2004;
•	disposal of Marmande Production in November 2004;
•	disposal of Foulon Sopagly (grape juice distribution) in June 2005.

These changes had no significant impact on Group’s consolidated financial statements.

NOTE 3 – NET FINANCE COST

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2003 published	2002 published

OCEANE convertible bonds’ interest expense	(18.3)	(12.2)	(12.2)	(12.2)	(10.8)
Redemption premium amortisation	(15.2)	(10.1)	(10.1)	(10.1)	(8.8)
Other net interest expense	(84.1)	(58.2)	(58.3)	(73.2)	(133.2)
Finance cost net of interest income	(117.6)	(80.5)	(80.5)	(95.5)	(152.8)
Equity investment income	1.2	0.8	1.4	8.1	15.8
Exchange gains/(losses)	2.8	1.2	1.7	(7.1)	(8.3)
Other finance cost	(17.5)	(13.7)	(9.3)	(7.1)	(8.0)

Net finance cost	(131.1)	(92.2)	(86.7)	(101.6)	(153.3)

The average cost of financial debt totalled 3.8% for the period from 1 January 2004 to 30 June 2005, versus 4.0% for the period from 1 July 2003 to 30 June 2004. The cost of financial debt totalled 3.7% when the OCEANE bonds are excluded.

NOTE 4 – NET EXCEPTIONAL INCOME

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2003 published	2002 published

Fixed asset disposals, provisions for contingencies and exceptional writedowns	74.9	72.9	79.6	78.0	36.7
Restructuring charges	(30.0)	(21.5)	(14.7)	(10.9)	(1.9)
Other	(28.4)	(35.2)	(5.5)	(7.0)	(25.2	) (1)

Exceptional income before tax	16.5	16.2	59.4	60.1	9.6

Related income tax	(6.6)	(7.6)	(1.8)	(1.6)	(7.0)

Net exceptional income	9.9	8.7	57.6	58.5	2.6

(1)	Including Seagram’s net transition expenses of €(14.4) million.

At 30 June 2005, the €72.9 million “fixed asset disposals, provisions for contingencies and exceptional writedowns” are mainly related to capital gains on the asset disposals, and in particular:
•	disposal of the assets of CFPO (Orangina) for €33.9 million;
•	disposal of Northmall (Ireland) site for €16.5 million;
•	disposal of Simeon Wines shares (listed in Australia) for €4.4 million;
•	disposal of the Foulon Sopagly shares for €(9.0) million.

The balance comprises provision variances and insignificant capital gains or losses.

Restructuring charges are primarily related to production rationalisation plans in Ireland and Scotland.

The “other” heading includes €(12.1) million related to the financing of the Allied Domecq acquisition by the Group.

NOTE 5 – INCOME TAX

Pernod Ricard benefits from tax consolidation for French companies that are more than 95% owned.

Breakdown of income tax

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2003 published	2002 published

Income tax payable	(241.7)	(184.0)	(187.3)	(194.3)	(158.6)
Deferred income tax	5.4	10.8	14.9	26.8	1.7

Total	(236.4)	(173.2)	(172.4)	(167.5)	(156.9)

Breakdown of net deferred tax

In euro million	30.06.2005		30.06.2004		31.12.2003

Deferred tax assets	327.6		321.3		336.6
Deferred tax liabilities	131.4		120.8		118.4

Net deferred tax asset	196.2	(*)	200.5	(*)	218.3	(1)

(1)	From 2003, deferred tax assets and liabilities are no longer netted in the balance sheet.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Deferred tax assets and liabilities are set out below by nature:

In euro million	30.06.2005	30.06.2004	31.12.2003

Unrealised inventory holding gains	42.9	45.8	36.4
Fixed assets revaluations	72.8	95.1	96.7
Retirement provisions	37.8	39.8	39.3
Deferred tax asset on other provisions	174.1	140.6	164.3

Total deferred tax assets	327.6	321.3	336.6

Special depreciation charge	56.4	56.9	53.2
Fixed asset writedowns	18.8	18.8	18.8
Deferred charges	16.5	5.6	7.0
Other	39.7	39.5	39.4

Total deferred tax liabilities	131.4	120.8	118.4

18-month tax proof at 30 June 2005

In euro million	On ordinary activities	On exceptional items	On net profit(1)

Theoretical income tax expense at French tax rate	(315.2)	(5.8)	(321)
Impact of differences in tax rates	46.7	0.3	47.0
Impact of tax losses used	10.8	2.4	13.2
Impact of reduced tax rate	19.1	(1.5)	16.9
Other impacts	9.0	(2.1)	7.5
Actual income tax liability	(229.8)	(6.6)	(236.4)
Actual tax rate	25.6%	39.9%	25.8%

(1)	Net profit before goodwill amortisation, income from associates and income tax.

The 2004-2005 actual tax rate was 25.8% compared to 24.0% at 31 December 2003. Excluding exceptional items, the 2004-2005 actual tax rate was 25.6% compared to 26.0% for 2003.

The positive impacts of differences in tax rates are particularly due to profits taxed in the Republic of Ireland, and to a lesser extent those taxed in the United Kingdom and Australia.

12-month pro forma tax proof at 30 June 2005

In euro million	On ordinary activities	On exceptional items	On net profit(1)

Theoretical income tax expense at French tax rate	(229.2)	(5.6)	(234.9)
Impact of differences in tax rates	33.0	1.9	35.0
Impact of tax losses used	8.0	2.1	10.0
Impact of reduced tax rate	12.4	(3.0)	9.4
Other impacts	10.2	(2.9)	7.3
Actual income tax liability	(165.6)	(7.6)	(173.2)
Actual tax rate	25.2%	46.9%	25.8%

(1)	Net profit before goodwill amortisation, income from associates and income tax.

Unrecognised tax losses

The Group had unrecognised tax losses at 30 June 2005 of €32 million (€177 million loss base), primarily from its Asian operations.

NOTE 6 – EARNINGS PER SHARE, BEFORE AND AFTER DILUTION

As indicated in Note 1.20, the earnings per share (EPS) calculation method was revised during the 2003 fiscal year. The following table presents the pro forma EPS calculations at 31 December 2002.

	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004	2003 published	Pro forma 2002 published

Profit data in euro million
Profit before tax	898.9	656.2	650.8	637.6	597.0
Group net profit	644.1	475.2	471.4	463.8	412.8
Reversal of OCEANE interest expenses	33.4	22.3	22.3	22.3	19.6
Income tax effect of OCEANE interest expenses	(11.9)	(7.9)	(7.9)	(7.9)	(6.9)

Restated profit before tax	932.4	678.5	673.1	659.9	616.6
Restated Group net profit	665.7	489.6	485.8	478.2	425.5
Share data (1)
Number of shares	70,484,259	70,484,259	70,484,081	70,484,081	70,484,081

Share buy back programme (2)	(570,507)	(855,760)	—	—	—
Number of shares outstanding	69,913,752	69,628,499	70,484,081	70,484,081	70,484,081
Dilutive impact of stock options (3)	651,655	702,015	407,785	262,586	175,927
Dilutive impact of OCEANE	5,709,518	5,709,518	5,709,696	5,709,696	5,709,696

Diluted number of shares outstanding	76,274,926	76,040,033	76,601,563	76,456,364	76,369,704
Undiluted EPS - profit before tax	12.86	9.42	9.23	9.05	8.47

Undiluted EPS - Group net profit	9.21	6.82	6.69	6.58	5.86

Diluted EPS - profit before tax	12.22	8.92	8.79	8.63	8.07

Diluted EPS - Group net profit	8.73	6.44	6.34	6.25	5.57

(1)	The number of shares in 2002 has been restated to reflect the stock dividend allocation (1 for 4) of 14 February 2003.
(2)	One million (1,000,000) Pernod Ricard shares were bought back in August and September 2004. The above data correspond to a pro rata basis over 12 and 18 months.
(3)	The diluting impact of stock options was calculated on the basis of the average Pernod Ricard share price over 12 and 18 months.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 7 – INTANGIBLE FIXED ASSETS, GOODWILL AND AMORTISATION OF GOODWILL

	At 31.12.2003	Changes during the year				At 30.06.2005

In euro million		Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements

Goodwill	393.0	1.0	—	5.5	15.5	415.0
Brands	1,987.4	1.3	(8.1)	62.4	(16.7)	2,026.4
Other intangible assets	97.9	8.0	(11.8)	2.7	1.9	98.6
Gross book value	2,478.3	10.3	(19.9)	70.6	0.7	2,540.0

Goodwill	194.0	21.6	—	1.4	(1.5)	215.4
Brands	91.9	0.6	(4.7)	0.3	2.8	90.9
Other intangible assets	37.8	8.9	(11.6)	0.5	(2.7)	32.9
Amortisation	323.7	31.1	(16.3)	2.2	(1.4)	339.2

Net intangible assets	2,154.6	(20.8)	(3.6)	68.4	2.2	2,200.8

Other information on intangible fixed assets:

Seagram brands constitute 74% of the brands, (in particular Chivas Regal, Martell, Seagram’s gin and The Glenlivet), recognised in the context of this acquisition. The Group is not dependent on any specific patent or licence.

NOTE 8 – TANGIBLE FIXED ASSETS

	At 31.12.2003	Changes during the year				At 30.06.2005

In euro million		Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements

Land	82.9	12.8	(11.1)	4.8	(0.7)	88.7
Buildings	470.8	27.9	(13.6)	15.8	(5.3)	495.6
Machinery and equipment	833.0	104.6	(75.2)	31.0	(26.7)	866.7
Other	216.9	20.5	(9.5)	7.4	(4.2)	231.1
Assets under construction	37.7	18.4	(0.1)	1.9	(0.9)	57.0
Advances	1.6	2.8	(1.1)	—	(2.1)	1.2
Gross book value	1,642.9	187.0	(110.6)	60.9	(39.8)	1,740.4

Land	15.7	4.5	(1.4)	1.4	1.8	22.0
Buildings	197.7	27.4	(8.9)	6.3	(2.9)	219.6
Machinery and equipment	494.8	85.3	(71.0)	18.6	(19.6)	508.2
Other	112.8	16.7	(7.9)	3.8	(3.2)	122.2
Assets under construction	0.3	—	—	—	—	0.3
Amortisation	821.4	133.9	(89.2)	30.1	(23.8)	872.2

Property, plant and equipment	821.6	53.2	(21.4)	30.8	(16.0)	868.2

Net leased fixed assets amounted to €8 million at 30 June 2005.

NOTE 9 – INVESTMENTS

	At 31.12.2003	Changes during the year				At 30.06.2005

In euro million		Acquisitions/ amortisation	Disposals	Translation adjustment	Other movements

Other investments	478.8	84.2	(137.1)	—	1.0	426.9
Related receivables	33.0	3.3	(10.2)	0.4	0.1	26.6
Other shareholdings	5.5	13.0	(0.2)	0.8	(0.1)	19.0
Loans	80.4	2.5	(65.2)	1.0	0.7	19.4
Gross book value	597.7	103.0	(212.6)	2.2	1.6	492.0

WP - other investments	413.6	0.1	(33.0)	(0.1)	4.6	385.2
WP - related receivables	21.5	0.1	(5.0)	—	5.1	21.8
WP - other shareholdings	0.1	—	—	—	—	0.1
WP - loans	14.3	(0.2)	(10.6)	0.7	10.5	14.8
Writedown provisions (WP)	449.5	—	(48.6)	0.7	20.2	421.8

Net investments	148.2	103.0	(164.1)	1.5	(18.6)	70.2

At 30 June 2005, the net book value of the line item “other investments” was comprised of:

In euro million	% owned	Net book value	Equity	Net profit

Portugal Venture Limited (1)	30%	9.2	0.01	1.3
Shareholdings in companies in liquidation (2)	—	22.6	—	—
Other unconsolidated shareholdings (3)	—	9.9	—	—

Total		41.7

(1)	Financial data at 31 December 2004, with net profit for a 12 month period.
(2)	Shareholdings arising from Seagram acquisition, for the most part jointly owned with the Diageo Group.
(3)	Including €5.5 million in minority interest holdings (<5%) and €4.1 million in unconsolidated shareholdings due to their immateriality for consolidated financial reporting purposes.

The disposals in the fiscal year essentially relate to the sale of the McGuigan Simeon Wines shares.

Other movements primarily relate to the redemption of loans.

Equity investments

The €25.2 million stated in the balance sheet under “equity investments” correspond to the consolidation of SIFA.

In euro million	Net book value	Contribution to Group equity	Contribution to Group net profit

SIFA	25.2	19.1	(0.1)

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 10 – INVENTORIES AND WORK IN PROGRESS

The breakdown of inventories and work in progress in net value at the closing date is set out below:

In euro million
Net	30.06.2005	30.06.2004	31.12.2003	31.12.2002

Raw materials	73.0	71.8	66.6	87.0
Work in progress	1,785.7	1,786.6	1,688.3	1,744.1
Merchandise	186.6	174.0	164.5	145.2
Finished goods	139.0	130.3	107.9	129.2

Total	2,184.1	2,162.7	2,027.3	2,105.5

At 30 June 2005, 83% of the work in progress relates to ageing stocks for whisky and cognac production.

Pernod Ricard is not significantly dependent on its suppliers.

NOTE 11 – RECEIVABLES

In euro million
Net	30.06.2005	30.06.2004	31.12.2003	31.12.2002

Trade and related receivables	757.8	704.9	986.3	998.1
Tax and social security receivables	93.1	126.4	88.0	322.7
Other receivables	163.9	37.1	57.4	117.2

Total	1,014.7	868.3	1,131.7	1,438.0

NOTE 12 – PROVISIONS FOR CONTINGENCIES

12.1 Details regarding balance at closing

The breakdown of provisions for contingencies at the closing date is set out below:

In euro million	30.06.2005	30.06.2004	31.12.2003	31.12.2002

Provision for retirement and similar benefits	180.8	176.9	179.8	87.5
Provision for restructuring	15.0	20.3	23.3	68.6
Other provisions	292.6	266.5	315.9	353.0

Total	488.4	463.7	519.0	509.1

12.2 Movements in provisions for contingencies

		2004/2005 period

In euro million	31.12.2003	Charges	Utilisations	Unused reversals	Translation adjustments	Other movements	30.06.2005

Provisions for restructuring	23.3	7.6	(9.9)	(4.6)	0.4	(1.8)	15.0
Other provisions	315.9	24.5	(38.0)	(33.6)	14.3	9.6	292.6
Total	339.2	32.2	(47.9)	(38.2)	14.7	7.7	307.7

The €7.7 million in the “Other Movements” column essentially relates to balance sheet reclassifications and the reversal of provision charges in respect of the Granger Bouguet Pau, Marmande Production and Foulon Sopagly subsidiaries, which were disposed of in the period and are recognised as changes in scope of consolidation.

Unused provision reversals primarily relate to resolved litigation arising from the Seagram acquisition, which were recorded in exceptional income/expense. The Group is not aware of any facts or litigation that could have a significant impact on the Group’s financial results, financial position or assets.

12.3 Provisions for retirement

Retirement provision movements during the period

	Off balance sheet

In euro million	Actuarial liability	Amount funded	Unrecognised past services	Actuarial differences	Balance sheet retirement provision

31 December 2003	392.7	(220.8)	2.4	5.6	179.8

Acquired rights	31.4	—	—	—	31.4
Discounting	33.1	—	—	—	33.1
Return on funds invested	—	(23.2)	—	—	(23.2)
Amortisation of actuarial differences	—	—	1.0	0.9	1.9
Reduction/liquidation of plans	(17.8)	16.0	0.1	1.8	0.1
Charge for the period	46.7	(7.2)	1.1	2.7	43.3

Contribution paid	3.9	(35.4)	—	—	(31.5)
Benefits paid	(33.5)	19.5	—	—	(14.0)
Actuarial differences	67.7	(8.7)	(0.6)	(58.6)	(0.3)
Change in consolidation scope	41.9	(41.7)	0.0	—	0.2
Translation adjustment	9.4	(5.5)	0.3	(0.9)	3.2
30 June 2005	528.7	(299.8)	3.1	(51.3)	180.8

Movements in retirement expenses

In euro million	30.06.2005 18 months	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004

Retirement expenses	43.3	28.1	28.5

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Commitments by country

	Off-balance sheet				Balance sheet

	Actuarial liability		Amount funded		Retirement provision

In euro million		%		%		%

30 June 2005	528.7	100%	(299.8)	100%	180.8	100%
France	124.0	23%	(20.7)	7%	91.2	50%
United States	90.3	17%	(44.7)	15%	36.3	20%
Ireland	153.0	29%	(113.2)	38%	17.5	10%
England	117.7	22%	(92.3)	31%	19.1	11%
Netherlands	11.0	2%	(6.1)	2%	3.0	2%
Other countries	32.5	6%	(22.9)	8%	13.7	8%

Principal assumptions by country

	Discount rate		Return on funds invested		Salary inflation

	2004/2005	2003	2004/2005	2003	2004/2005	2003

Euro zone	4.3%	5.1%	5.4%	6.4%	3.4%	3.9%
United States	5.7%	6.4%	8.2%	7.3%	2.8%	3.0%
England	5.3%	5.5%	6.4%	6.8%	3.5%	3.5%

PRINCIPAL TYPES OF COMMITMENTS AND OTHER INFORMATION BY COUNTRY

•	In France, retirement benefit commitments essentially are comprised of unfunded retirement benefits and complementary benefits which are partially funded.

•	In the United States, these commitments are comprised of funded retirement plans guaranteed to employees as well as unfunded post-employment medical plans.

•	In Ireland, England and the Netherlands, these commitments generally relate to the retirement plans provided to employees, which are funded.

In general, funded retirement plans are invested in publicly listed bonds and shares, cash and equivalents, and occasionally stakes in real estate properties. The year-end value of funded retirement plans corresponds to the market values at 30 June 2005 of these covered assets.

NOTE 13 – FINANCIAL DEBT

13.1 Breakdown of gross financial debt by maturity

Breakdown of gross financial debt by payment date

In euro million	30.06.2005	31.12.2003	Pro forma (1) 31.12.2002

Short-term (within 1 year)	1,313.4	882.6	365.4
Medium-term (1 to 5 years)	1,009.9	1,572.4	2,655.9
Long-term (over 5 years)	0.0	2.9	0.0

Total	2,323.3	2,457.9	3,021.3

(1)	Pro forma data include OCEANE bonds.

As a consequence of the classification of OCEANE bonds to short-term financial debt at 30 June 2005 due to its early redemption during the second half of 2005, short-term financial debt accounts for 57% of total gross financial debt.

13.2 Breakdown of net financial debt by currency and nature

Net financial debt amounted to €1,991 million, consisting of €2,323 million in financial debt, partially offset by €307 million in marketable securities and cash equivalent balances and €25 million in OCEANE bond redemption premiums.

Breakdown of net financial debt by currency and nature after exchange rate hedging

In euro million	Total	Syndicated loan	OCEANE	Commercial paper	Other

Euro	1,044	—	523	643	(122)
US Dollar	861	864	—	—	(3)
Japanese Yen	60	60	—	—	—
Other currencies	25	—	—	—	25

Total	1,991	924	523	643	(99)

Details of currency hedging are provided in Note 15.

At 30 June 2005, euro denominated borrowings include OCEANE bonds and drawings on the commercial paper programme. The syndicated loan was primarily used in USD, while the JPY line was the subject of an adjustment at the end of 2004.

In 2003, unused lines of credit were established in order to secure financial debt arising from the issuance of commercial paper.

Breakdown of net financial debt by currency and maturity after exchange rate hedging

In euro million	Total	Within 1 year	1 to 5 years	Over 5 years

Euro	1,044	961	83	—
US Dollar	861	(6)	868	—
Japanese Yen	60	—	60	—
Other currencies	25	25	—	—

Total	1,991	980	1,010	—

Breakdown of types of interest rate cover by currency

In euro million	Net financial debt	Amount hedged	Of which floating rate capped hedges	Floating rate – no hedges	% hedged

Euro	1,044	732	—	312	70%
US Dollar	861	74	223	564	34%
Japanese Yen	60	60	—	—	100%
Other currencies	25	—	—	25	0%

Total	1,991	866	223	902	55%

The Group had €866 million in debt hedged at a fixed rate, consisting of €582 million in fixed interest rate borrowings (including OCEANE), with the balance resulting from the implementation of interest hedges discussed in Note 15.

On the basis of the debt at 30 June 2005, a 0.10% variation in interest rates would affect the Group’s interest expenses by €1.1 million.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

INFORMATION ON FINANCIAL DEBT

Syndicated loan

On 4 August 2004, the Pernod Ricard Group set up a new five year multi-currency syndicated bank loan for a total amount of €1,400 million. This operation enabled the Group to repay the balance on the Seagram acquisition loan entered into on 28 March 2001 and to benefit from more favourable financing conditions:

•	elimination of restrictions and guarantees of the previous loan;
•	0.3% reduction of the margin paid.
This loan will be reimbursed and refinanced, as part of the Allied Domecq acquisition, by a new multi-currency syndicated loan of €6,340 million and US$3,890 million.

PERPETUAL SUBORDINATED NOTES (TSDI)

On 20 March 1992, the Company issued bonds outside France in the form of Titres Subordonnés à durée indeterminée (perpetual subordinated notes or “TSDI”) for a total nominal amount of €61 million. €10.9 million remained outstanding at 30 June 2005.

13.3 OCEANE bonds

Pernod Ricard SA issued 4,567,757 OCEANE bonds on 13 February 2002 at a nominal value of €107 each for €488,749,999, bearing interest from that date at 2.5% per annum payable in arrears on each 1 January. These bonds have a duration of 5 years and 322 days from 13 February 2002, and are redeemable in full on 1 January 2008, at a price of €119.95 per OCEANE bond. The OCEANE bonds may be converted into new shares and/or exchangeable for existing Pernod Ricard shares (OCEANE) from 13 February 2002 until the seventh trading day preceding their repayment date.

Following the increase in share capital on 14 February 2003 achieved through the capitalisation of reserves and the creation of new shares to be used for a stock dividend of one new share for every four existing shares held, the OCEANE conversion ratio was adjusted, with each bond now exchangeable or convertible into 1.25 Pernod Ricard share. On a per share basis, the conversion rate is €95.96.

At 30 June 2005, 4,567,614 OCEANE bonds were outstanding as 143 bonds had been exchanged for 178 Pernod Ricard shares in May 2005.

The OCEANE bondholders’ meeting of 21 July 2005 decided to change the conditions of OCEANE bonds, and granted an early redemption option to Pernod Ricard, in consideration for the immediate payment of a €3.53 compensation per bond. Pernod Ricard would also be required to pay a conversion premium of €4.50 per bond if this option was exercised.

On 28 July 2005 Pernod Ricard decided to exercise this option on 20 September 2005. Conversion requests were exercised on 31 August 2005 and 9 September 2005 and related to 2,716,606 and 1,846,874 OCEANE bonds, respectively. Due to the exchange ratio, 3,395,754 Pernod Ricard shares were created on 31 August 2005 and 2,308,584 shares were created on 9 September 2005.

On 20 September 2005, the 4,134 outstanding bonds were redeemed at a price per bond of €114.52, increased by accrued interest for the period from 1 January 2005 to 19 September 2005 (€1.92014 per bond), or a total of €116.44 per bond.

Thus, at 20 September 2005 there were no more outstanding OCEANE bonds.

NOTE 14 – VALUE OF FINANCIAL INSTRUMENTS

In euro million	Book value at 30.06.2005	Market value at 30.06.2005

Assets
Listed securities recorded as investments	1	2
Cash and equivalents	128	128
Marketable securities	180	314

Liabilities
TSDI	11	11
OCEANE	523	788
Other fixed rate financial debt	94	99

Off-balance sheet financial instruments and their related market values are presented in Note 15.

NOTE 15 – INTEREST RATE AND EXCHANGE RATE FINANCIAL INSTRUMENTS AND ASSET CURRENCY EXPOSURE

15.1 Interest rate hedges

	Hedge notional value

In euro million	Within 1 year	1 to 5 years	Total	Market value

Floating rate swaps (1)	100	46	146	4.7
Fixed rate swaps (1)	160	224	384	(9.7)
Purchase caps (2)	223	—	223	(0.8)
Sales caps	74	—	74	—
Collar	74	—	74	0.0

			Total	(5.8)

(1)	Including €100 million in floating and fixed rate swaps recycled into the market.
(2)	Including €149 million in index swaps.

The notional value of these contracts represents the nominal value of the contracts.

Notional values denominated in foreign currencies are stated in euro at year-end rates.

Estimated market values are either based on valuations provided by banking counterparties, or by using information available on the financial markets and valuation methods according to the types of financial instruments.

15.2 Exchange rate hedges on foreign currency denominated financial debt

Pernod Ricard uses exchange rate swaps within the framework of its centralised treasury. These financial instruments have an average duration of one and a half month and do not represent any material market value.

15.3 Exchange rate hedges on foreign currency denominated transactions

The Group primarily uses hedge contracts to cover exchange risks arising from transactions stated on its balance sheet.

Term hedges covering future transactions amount to €216 million, and are valued at €1 million.

A protection against a potential increase in value of the Pound Sterling (currency used to purchase the Allied Domecq shares) was a necessary condition for receiving approval for the financing, mainly denominated in euro and US dollars, of the Allied Domecq acquisition. Within this framework, the Group hedged this risk using foreign exchange options, thus allowing them to fulfill this obligation. The hedging purchase cost amounted to €93 million. At 30 June 2005, the market value of these foreign exchange options totalled €82 million.

15.4 Shareholders’ equity exposure to currency risk

The following table indicates the breakdown of the major currencies in which the Group’s net assets are denominated, including hedges:

In euro million	EUR	USD	GBP	Other currencies	Total

Shareholders’ equity	884	858	402	991	3,135
Net financial debt	(1,044)	(861)	101	(187)	(1,991)

Net assets	(160)	(3)	503	804	1,144

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 16 – NOTES ON CASH FLOW STATEMENT

16.1 Changes in working capital requirements

Net change in working capital requirements (WCR), calculated net of current asset writedown provisions, can be broken down as follows:

In euro million	18 months 30.06.2005	Pro forma 12 months 30.06.05	Pro forma 12 months 30.06.04	2003 published	2002 published

Net inventories	(114.2)	(11.6)	26.0	11.2	(30.0)
Net operating receivables	246.6	(47.5)	(51.9)	(33.2)	(160.1)
Operating liabilities	(52.8)	10.0	1.5	(21.1)	172.1
Other	(101.4)	16.5	11.0	56.0	(24.7)

Total	(21.8)	(32.7)	(13.4)	12.9	(42.7)

16.2 Current asset writedown included in WCR

In euro million	30.06.2005	31.12.2003	Pro forma 31.12.2002

Movement in current asset writedown	2.0	1.7	9.1

16.3 Breakdown of net financial debt

In euro million	30.06.2005	31.12.2003	Pro forma 31.12.2002

OCEANE convertible bonds	(547.9)	(547.9)	(547.9)
Other financial debt	(1,775.4)	(1,910.0)	(2,473.4)
Cash and equivalents	128.0	152.4	89.4
Marketable securities	179.5	156.1	90.4
OCEANE net redemption premium	25.1	40.2	50.3

Total	(1,990.7)	(2,109.2)	(2,791.2)

16.4 Impact of changes in scope of consolidation

The impact of changes in scope of consolidation primarily relate to the disposal of CFPO (Orangina), Granger Bouguet Pau and Marmande Production, as well as the acquisition of Framingham (Wine, New Zealand). Changes generated by the acquisition of Allied Domecq are also included.

NOTE 17 – TREASURY SHARES

At 30 June 2005, Pernod Ricard SA and its subsidiaries held 3,302,718 Pernod Ricard shares, which can be broken down as follows:
•	2,302,718 shares for stock option plans, amounting to €168.5 million. These shares are presented under “marketable securities”;
•	1,000,000 shares of a total value of €100.9 million deducted from shareholders’ equity under “treasury shares”.

NOTE 18 – OFF-BALANCE SHEET FINANCIAL COMMITMENTS

In euro million	Total	Within 1 year	1 to 5 years	Over 5 years

Pledges and guarantees given	1,824.3	728.9	1,028.1	67.3
Irrevocable procurement contracts	645.8	117.7	351.6	176.5
Operating lease contracts	133.8	62.2	65.1	6.5
Other contractual commitments	5.8	1.4	2.6	1.8

Contractual commitments	785.4	181.3	419.3	184.7

Summary of main commitments

PLEDGES AND GUARANTEES GRANTED:

•

In July 2004, the Pernod Ricard Group guaranteed its subsidiaries EVC, Chivas Brothers (Holdings) Limited and Austin Nichols, for a syndicated loan set up to refinance the acquisition of a portion of Seagram’s Wine and Spirits business. The amount currently guaranteed is €924 million.

•	In 2000, the Group guaranteed its subsidiary IDG for bank loans with an outstanding balance of €36 million.
•	In 1998, the Group guaranteed loans taken out by its subsidiary PR Finance SA, of which €46 million is outstanding.
•

The Group, in the context of Section 17 of the “Companies (amendment) Act, 1986 (Republic of Ireland)”, irrevocably guaranteed the 2004/2005 liabilities for the following subsidiaries: Comrie plc, Irish Distillers Group Ltd, Irish Distillers Ltd, The West Coast Cooler Co Ltd, Watercouse Distillery Ltd, Fitzgerald & Co. Ltd, Ermine Ltd, Gallwey Liqueurs Ltd, Smithfield Holdings Ltd, Irish Distillers Holdings Ltd.

CONTRACTUAL COMMITMENTS

In the context of its wine production activity, the Group’s Australian subsidiary, Orlando Wyndham, entered into €599 million in grape procurement contractual commitments.

ACQUISITION OF ALLIED DOMECQ

In the context of the Allied Domecq acquisition on 26 July 2005, the Group committed to certain Allied Domecq shareholders to purchase all their shares in the company, totalling 1,106,370,316 shares, as well as all exercisable options. These shares were acquired at a price of £6.70 per share, settled for £5.45 in cash and for £1.25 in Pernod Ricard shares through the issuance of 17,483,811 Pernod Ricard shares.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 19 – ANALYSIS OF FIXED ASSETS AND WORKFORCE SIZE BY BUSINESS SEGMENT

Fixed assets by business segment

	30.06.2005		31.12.2003

In euro million		%		%

Wine & Spirits business	3,162	100%	3,125	99%
Other activities	2	0%	24	1%

Total	3,164	100%	3,149	100%

Average headcount by business segment

	Pro forma 2004/2005		2003

	Number	%	Number	%

Wine & Spirits business	11,827	100%	12,351	98%
Other activities	47	0%	270	2%

Total	11,874	100%	12,621	100%

Total personnel costs amounted to €908 million for the 18-month period from 1 January 2004 to 30 June 2005. Total personnel costs for the 12-month period from 1 July 2004 to 30 June 2005 amount to €603 million.

NOTE 20 – ANALYSIS OF FIXED ASSETS BY GEOGRAPHICAL AREA

	30.06.2005		31.12.2003

In euro million		%		%

France	468	15%	512	16%
Europe	2,006	63%	2,001	64%
Americas	408	13%	354	11%
Asia/Rest of World	282	9%	281	9%

Total	3,164	100%	3,149	100%

NOTE 21 – DIRECTORS’ REMUNERATION

Information on directors’ remuneration is disclosed in the paragraph Benefits of Directors and Executive Officers: remuneration, stock-option programme in the Corporate Governance section.

The total remuneration of directors and executive officers amounted to €8.6 million for the 2004/2005 period (18 months).

NOTE 22 – POST-BALANCE SHEET EVENTS

22.1 Early conversion of OCANE bonds

The OCEANE bondholders’ meeting of 21 July 2005 authorized the addition of an early repayment option at Pernod Ricard’s discretion in return for a supplementary remuneration composed of:
•	compensation of €3.53 per bond, paid on 21 July 2005 following the bondholders’ meeting,
•	a €4.50 premium per OCEANE bond presented for conversion.

Pernod Ricard decided to proceed with the early repayment of all outstanding OCEANE bonds on 20 September 2005. Additional remuneration paid to bondholders amounts to €16.1 million (compensation) and €20.5 million (premium) for OCEANE bonds presented for conversion before 9 September 2005. OCEANE bonds that were not presented for conversion were redeemed at a price of €114.52 per bond increased by interest accrued of €1.92 for the period from 1 January 2005 to 19 September 2005, representing a total of €0.5 million.

The section below sets out the impact of the conversion of OCEANE bonds, on net income, shareholders’ equity and net financial debt at 30 June 2005, excluding exceptional expenses associated with this conversion, which will impact the financial statements for the fiscal year beginning on 1 July 2005:

Impact on net profit:

Net income at 30 June 2005 pro forma before conversion:	€475 M
Cancellation of the OCEANE financial 12 months expense (net of tax):	+€14 M
Net income at 30 June 2005 pro forma 12 months following conversion:	€489 M

Impact on shareholders’ equity:

Shareholders’ equity at 30 June 2005 before conversion:	€3,101 M
Capital increase following conversion:	+€523 M
Shareholders’ equity at 30 June 2005 following conversion:	€3,624 M

Impact on net financial debt:

Net financial debt at 30 June 2005 before conversion:	€1,991 M
OCEANE conversion:	-€523 M
Net financial debt at 30 June 2005 following conversion:	€1,468 M

The €523 million above includes €489 million of nominal value debt and €34 million in net redemption premium.

22.2 Acquisition of the Allied Domecq Group

PRO FORMA FINANCIAL INFORMATION

At the conclusion of the operation outlined in Document E filed with the Financial Markets Authority (“AMF”) on 23 May 2005 under the number E.05-068 and supplemented by the additional Document E filed with the AMF on 14 June 2005 under the number E.05-092, Pernod Ricard Group acquired Allied Domecq Group on 26 July 2005.

The following pro forma information sets out the main impacts of this acquisition (hereinafter “the Operation”).

This pro forma information is an update of pro forma financial information disclosed in previously mentionned Operation documents.

22.2.1 General principles and assumptions

The summarised and unaudited combined pro forma financial information sets forth the impact of the acquisition of the Allied Domecq group by the Pernod Ricard Group, measured in euro and reflects the merger of the Pernod Ricard and Allied Domecq groups using the acquisition method, in accordance with French GAAP. This information was prepared under the responsibility of Pernod Ricard’s general management.

Pro forma adjustments are based on publicly available Allied Domecq group information, as well as on assumptions deemed reasonable by the Group.

This information does not take into account the change in accounting principles associated with the first–time application of IFRS as from 1 July 2005. In addition, note that the acquisition of Allied Domecq by Pernod Ricard will be recognised in accordance with IFRS standards, including in particular its recognition at fair value, in accordance with IFRS 3, of all acquired assets and liabilities and the recognition of deferred taxes on recognised goodwill. It is likely that significant deferred tax liabilities relating to the value assigned to brands will have to be recognised in that respect.

The summarised and unaudited combined pro forma financial information is solely given for information purposes and does not necessarily reflect the operational results or financial position achieved by the merged entities over the periods presented, following the completion of these transactions. The summarised and unaudited combined pro forma financial information is equally no indication of the merged entities’ future operational results or future financial positions.

The summarised and unaudited combined pro forma financial information was prepared, and must be read in conjunction with, Pernod Ricard’s consolidated and company financial information at 30 June 2005 (audited) and Allied Domecq’s consolidated and company financial information at 28 February 2005 (revised), at 31 August 2004 (audited) and 28 February 2005 (revised).

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

The main assumptions used with respect to the Operation were as follows:

•	the Pernod Ricard Group acquired all shares held by Allied Domecq shareholders (a total of 1,106,570,316 shares), as well as all exercisable options;

•

Allied Domecq shares are acquired by the Group for a consideration of £6.70 per share, of which £5.45 is paid in cash and £1.25 in Pernod Ricard shares, financed by the issuance of 17,483,811 Pernod Ricard shares;

•	Allied Domecq option bearers elect to be paid in cash;

•	OCEANE bondholders fully subscribe to the early conversion authorised by the bondholders’ general meeting of 21 July 2005.

The summarised and unaudited combined pro forma financial information successively disclose the effects of:

•	the acquisition of all Allied Domecq shares by the Pernod Ricard Group;

•	the Disposal Agreement (see 22.2.1.2) contracted with Fortune Brands and other expected Spirit brand disposals; the Group assumed the potential disposal of Maker’s Mark within the next 9 months;

•	the Diageo Transaction (see 22.2.1.2);

•	the early conversion of OCEANE bonds;

•	synergies arising from the Operation.

Cost savings and other expected synergies are included in summarised and unaudited combined pro forma financial information, after having taken account of the effects of the Disposal Agreement and Diageo Transaction. Specific matters such as restructuring or integration costs were not taken into account.

The consolidated financial statements of reference used in the preparation of this summarised and unaudited combined pro forma financial information, are as follows:

•

the Allied Domecq consolidated balance sheet at 28 February 2005; 12 month income statement and cash flow statement from 1 March 2004 to 28 February 2005, prepared in pounds sterling and in accordance with UK GAAP; reference data used in the preparation of the different financial statements were either audited or the object of limited review;

•

the Pernod Ricard audited consolidated balance sheet at 30 June 2005, as well as the 12 month pro forma income statement and cash flow statement for the period from 1 July 2004 to 30 June 2005, which were audited and prepared in euro and in accordance with French GAAP.

Allied Domecq’s financial statements were prepared in accordance with UK GAAP and were subjected to restatements in order to achieve greater comparability of data with accounting principles used by Pernod Ricard Group. We cannot guarantee the comprehensiveness of these restatements.

Allied Domecq’s financial statements are prepared in pounds sterling. Within the context of preparing summarised and unaudited combined pro forma financial information, these financial statements were translated into euro on the basis of the average exchange rate for the period from 1 March 2004 to 28 February 2005 for the income statement and at the transaction date rate for the balance sheet. Resulting currency conversion adjustments were carried over to a shareholders’ equity account.

Unaudited pro forma information is based on preliminary estimates and assumptions considered reasonable by Pernod Ricard. Pro forma adjustments, as well as acquisition price allocations, are established in a preliminary manner in relation to information available at the date of preparation of pro forma financial information. We cannot guarantee that final allocation of the acquisition price will not differ from preliminary allocation.

22.2.2 Description of the Disposal Agreement and the Diageo Transaction

Main features of the Disposal Agreement

With regard to the Operation, Pernod Ricard agreed to sell to Fortune Brands, for approximately €4.1 billion (£2.7 billion) in cash, certain Allied Domecq brands and production and distribution assets, as well as the Larios brand (for approximately €109 million). Allied Domecq assets that will be sold to Fortune Brands include the Canadian Club, Courvoisier, Maker’s Mark, Sauza and Laphroaig spirit brands, California wines including Clos du Bois (but excluding Mumm Cuvée Napa), as well as Allied Domecq’s distribution networks and major local brands in Spain (DYC, Centenario, Castellana, Fundador), in the United Kingdom (Harvey’s, Cockburn’s) and in Germany (Kümmerling, Jacobi). The transfer of assets to Fortune Brands should occur within the six months following the Operation.

The Framework Agreement, signed by Pernod Ricard and Fortune Brands on 21 April 2005, governs the procedures relating to the financing of the Operation by Fortune Brands, the allocation of Allied Domecq’s assets and liabilities between Pernod Ricard and Fortune Brands and the transfer of Allied Domecq’s assets to Fortune Brands.

The Framework Agreement also provides for the conditions of Fortune Brands’ contribution to the Allied Domecq acquisition, through the subscription by Fortune Brands of tracker shares in Goal Acquisitions Ltd for an amount of £2,7 billion. These shares will give Fortune Brands a preferential right on distributions made by Goal Acquisitions Ltd with respect to profits generated by the management or the conveyance of assets belonging to Fortune Brands. This investment will decrease over time as relevant assets are returned to Fortune Brands within six months following the Operation date.

Main features of the Diageo Transaction

Pernod Ricard agreed to sell a number of brands to Diageo in the event Pernod Ricard’s offer for Allied Domecq materialises.

The Diageo Transaction is composed of two separate disposals:

•	transfer of 100% of the “Old Bushmills” Distillery Company Limited (“OBD”) share capital;

•	Diageo’s acquisition option on “Montana” wines, excluding the following three brands: “Corbans”, “Stoneleigh” and “Church Road” (and related assets), which would remain the property of Pernod Ricard;

•

the initial transaction price is set at about €295 million for the disposal of OBD’s capital and approximately €469 million for the Montana wines acquisition, for a total pre-tax amount of approximately €764 million.

22.2.3 Pernod Ricard Group’s combined pro forma financial information

Combined pro forma income statement

Combined pro forma income statement before Disposal Agreement and Diageo Transaction

The unaudited combined pro forma income statement includes the impact of the Operation as if it had occurred on the first day of the reported period.

The following table presents Pernod Ricard’s unaudited combined pro forma income statement before the Disposal Agreement and the Diageo Transaction, which results from the sum of:

•	Pernod Ricard’s audited 12 month pro forma consolidated financial statements at 30 June 2005;

•

Allied Domecq’s 12 month consolidated financial statement at 28 February 2005, converted into euro on the basis of the average exchange rate for the period from 1 March 2004 to 28 February 2005; this consolidated income statement was constituted from Allied Domecq’s audited or reviewed income statements for the 6 month period ended 28 February 2004 and 28 February 2005 and for the 12 month period ended 31 August 2004;

•	restatements carried-out.

In euro million	Pernod Ricard pro forma 12 months 30.06.2005	Allied Domecq 12 months 28.02.2005	Allied Domecq presentation reclassifications	Transaction restatements	Combined total before Disposal Agreement and Diageo Transaction

Sales	3,674	4,743	(915)	—	7,502
Operating expenses	(2,925)	(3,792)	872	—	(5,844)
Operating profit	748	952	(43)	—	1,657
Net finance cost	(92)	(190)	28	(209)	(463)
Net exceptional income	16	—	47	—	63
Income tax	(173)	(169)	(21)	73	(290)
Net profit of fully consolidated companies	499	593	12	(136)	968
Net profit of equity-accounted companies	(0)	—	47	—	47
Goodwill amortisation	(15)	—	(59)	59	(15)

Group net profit	484	593	—	(77)	1,000

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Restatements are broken down in the following two categories:

•	The normalizing restatements of Allied Domecq’s financial statements used by Pernod Ricard are as follows:

	•	disclosure of sales (net of tax and duties) and restatement of resulting operating expenses for an amount of €915 million;

	•	reclassification of goodwill amortisation from “operating expenses” to “goodwill amortisation” for an amount of €59 million;

	•	reclassification of financial interest associated with retirement benefit commitments from “financial result” to “operating expense” for an amount of €28 million;

	•	reclassification of the equity accounted companies’ net profit/loss from “operating expenses” to “net profit/loss of equity accounted companies” for an amount of €47 million;

	•	reclassification of exceptional items from “operating expenses” and “income tax” to “exceptional income” for a net amount of €47 million.

•	Transaction-related restatements are as follows:

•

addition to net financial result of interest related to acquisition debt of €5 billion, as well as the amortising of financing charges over the estimated average contractual life of granted credit lines;

	•	inclusion in financial result of the recurrent impact of early conversion of OCEANE bonds;

	•	cancellation of the historical amortisation of Allied Domecq’s goodwill;

	•	inclusion of the taxation impact of the above restatements.

Pernod Ricard assumes that this first consolidation goodwill, following the recognition of goodwill fair value adjustments the estimate of which cannot yet be realised, will be fully allocated to brands with an unlimited life and which are thus not amortised from an accounting point of view.

In addition to the combined pro forma income statement, the table below analyses sales and operating profit by business segment:

In euro million	Wine & Spirits	Other operations	Combined total before Disposal Agreement and Diageo Transaction

Net sales excluding duties and taxes	7,079	423	7,502
Operating profit	1,523	134	1,657

The “Other activities” is primarily comprised of Allied Domecq’s fast-food restaurants business (“QSR”), which includes the “Dunkin Donuts” and “Baskin Robbins” franchises.

Pro forma income statement following the Disposal Agreement, Diageo Transaction and after taking synergies into account

The table below presents the new Pernod Ricard Group pro forma combined income statement, after taking into account the following estimated impacts, on the basis of non-audited information, which was either communicated by Allied Domecq or prepared by Pernod Ricard:

•	Disposal Agreement with Fortune Brands;

•	Diageo Transaction, assuming the Montana purchase option will be exercised;

•	Other brand disposals (planned disposal of certain brands and termination of certain distribution contracts);

•	Implementation of expected synergies.

	Combined total before Disposal Agreement	Fortune Brands Disposal Agreement	Diageo Transaction			Other brand disposals	Synergies	New Pernod Ricard Group

In euro million			Bushmills	Montana	Impact of debt relief

Sales	7,502	(1,000)	(39)	(139)		(193)		6,132
Operating expenses	(5,844)	697	21	111		138	291	(4,586)
Operating profit	1,657	(303)	(17)	(27)		(55)	291	1,545
Net finance costs	(463)			34				(429)
Net exceptional income	63							63
Income tax	(290)	80	4	7	(12)	14	(102)	(298)

Net profit of fully-consolidated companies	968	(223)	(13)	(20)	22	(41)	189	882

Net profit of equity-accounted companies	47							47
Goodwill amortisation	(15)							(15)
Net profit before minority interests	1,000	(223)	(13)	(20)	22	(41)	189	914
Minority interests	(31)							(31)

Group Net profit	969	(223)	(13)	(20)	22	(41)	189	883

Net earnings per share (€per share)								9.5
Net diluted earnings per share (€ per share) (1)								9.4

(1) Diluted earnings per share includes maximum potential dilution of stock options (0.6 million shares).

This income statement does not include the following non-recurring items:

•	integration and restructuring costs;

•	capital gains or losses, within the framework of the Disposal Agreement with the Fortune Brands company, the Diageo Transaction and additional brand disposals;

•	tax impacts related to the implementation of the Disposal Agreement, the Diageo Transaction and additional disposals;

•	compensation and premiums paid in the context of the early conversion of OCEANE bonds.

In addition, note that the income statement does not include the potential impact of fair value adjustments related to the Allied Domecq acquisition, which cannot be estimated at this stage.

In addition to the pro forma combined income statement, the table below sets forth the breakdown of sales and operating profit by business segment.

In euro million	Wine & Spirits	Other operations	New Pernod Ricard Group

Net sales excluding duties and taxes	5,709	423	6,132
Operating profit	1,412	134	1,545

The Wine & Spirits business pro forma gross profit margin amounts to 25%, compared with 20% according to Pernod Ricard data.

The “Other activities” is primarily comprised of Allied Domecq’s of fast-food activities (“QSR”), which includes the “Dunkin’ Donuts” and “Baskin-Robbins” franchises.

Pro forma combined balance sheet

Pro forma combined balance sheet before the Disposal Agreement and Diageo Transaction

The balance sheet presents the impact of the Operation as if it had been carried out on the last day of the period and includes the following assumptions:

•	Pernod Ricard share price of €135 at the date of the Operation;

•	conversion of the cash portion of the acquisition at the applicable rate on the date of the Operation, that is €1 for £0.69;

•	conversion of the closing balance sheet at the applicable rate on the date of the Operation, that is €1 for £0.69;

•	no charge of share issuance expenses to consolidated shareholders’ equity.

General information on the Company and its share capital - Corporate Governance - Report of the Chairman on internal control procedures - Management Report - Consolidated Financial Statements - Parent Company Financial Statements - Presentation and text of the resolutions proposed to the Annual General Meeting - Information on the reference document

The table below presents Pernod Ricard’s unaudited pro forma combined balance sheet, adjusted pro forma to show the effects expected from the Operation on Pernod Ricard’s consolidated balance sheet at 30 June 2005, before the Disposal Agreement and Diageo Transaction, which results in the addition of:

•	Pernod Ricard’s audited consolidated balance sheet at 30 June 2005;

•	Allied Domecq’s historical consolidated balance sheet at 28 February 2005, translated into euro on the basis of the applicable exchange rate at the date of the Operation;

•	restatements.

In euro million	Pernod Ricard	Allied Domecq	Restatements	Combined total before Disposal Agreement and Diageo Transaction

Intangible assets	2,201	1,745	9,869	13,815
Other fixed assets	964	1,397		2,360
Total fixed assets	3,164	3,142	9,869	16,175
Inventories	2,184	1,976		4,160
Trade receivables	1,527	950	284	2,761
Marketable securities and cash equivalents	308	183	127	617

Total assets	7,183	6,251	10,279	23,714

Equity	3,135	1,142	1,864	6,141
Provisions for contingencies	620	798	76	1,494
Financial debt	2,323	2,808	8,339	13,471
Operating liabilities	1,105	1,503	0	2,608

Total equity and liabilities	7,183	6,251	10,279	23,714

Significant restatements are as follows:

•	increase in “Intangible assets”, primarily due to the preliminary allocation of first consolidation goodwill to intangible fixed assets (brands);

•	reclassification of deferred tax assets related to Allied Domecq retirement benefit commitments from “provision for contingencies” to “trade recevable”;

•	impact on Pernod Ricard’s shareholders’ equity:

• increase in Pernod Ricard’s capital by €2.9 billion, which also includes the effect of OCEANE conversion (excluding impact of compensation and conversion premiums),

• elimination of Allied Domecq’s shareholders’ equity, excluding minority interests of an amount of €100 million;

•

inclusion of the financial debt contracted with banks to finance the Operation for an amount of €5 billion, of which €300 million for acquisition and financing costs, as well as Fortune Brands’s €4.1 billion contribution to the acquisition holding company; these amounts, corresponding to the fair value of assets that will be allocated to this holding company will be repaid to Fortune Brands in exchange for the transfer of these assets; the contribution does not bear interest, except with respect to the portion relating to Maker’s Mark (these amounts are not included in the pro forma income statement, due to their non-recurring nature).

Impact of the Disposal Agreement and Diageo Transaction on balance sheet aggregates

The Disposal Agreement, the Diageo Transaction and the planned disposal of certain brands would contribute a reduction of net indebtedness as follows: ((€ millions):

Pro forma net indebtedness before transaction Disposal Agreement and Diageo Transaction	12,854
Sale of brands to Fortune Brands	(4,054)
Diageo Transaction: disposal of Bushmills	(295)
Diageo Transaction: disposal of Montana	(439)
Impact of other disposals	(243)
Pro forma new Pernod Ricard Group net indebtedness	7,823

Note: Disposals are presented net of tax on capital gains.

The Disposal Agreement, the Diageo Transaction and the planned disposals of certain brands would reduce the amount of intangible fixed assets as follows (€ millions):

Pro forma intangible assets before transaction Disposal Agreement and Diageo Transaction	13,815
Sale of brands to Fortune Brands	(2,880)
Diageo Transaction: disposal of Bushmills	(34)
Diageo Transaction: disposal of Montana	(371)
Impact of other disposals	(132)
Pro forma new Pernod Ricard Group intangible assets	10,398

Including Pernod Ricard intangible assets prior to acquisition	2,042
Including acquired Allied Domecq intangible assets	8,356

The effect of other planned disposals of certain Allied Domecq and Pernod Ricard brands is based on transfer price assumptions deemed reasonable by Pernod Ricard.

Pro forma combined cash flow statement

The table below presents Pernod Ricard’s unaudited pro forma combined cash flow statement, adjusted pro forma to show the effects expected from the Operation on Pernod Ricard’s consolidated cash flow statement at 30 June 2005 (12 month period) before the Disposal Agreement and Diageo Transaction, resulting from the combination of:

•	Pernod Ricard’s 12 month audited pro forma consolidated cash flow statement at 30 June 2005;

•

Allied Domecq’s 12 month consolidated cash flow statement for the period from 1 March 2004 to 28 February 2005, translated into euro on the basis of the average exchange applicable rate over the period from 1 March 2004 to 28 February 2005, after taking presentation reclassifications into account;

•	The restatement of interest resulting from the simulation of the acquisition on the first day of the period reported, for an amount net of taxes of €122 million.

In order to facilitate the preparation of this cash flow statement, it has been assumed that Pernod Ricard’s capital increase, as well as bank indebtedness contracted in the context of the Operation take effect on the first day of the period reported; impact on cash flows for the period is thus limited to finance costs generated by additional indebtedness.

In euro million	Pernod Ricard	Allied Domecq	Restatements	Combined total before Disposal Agreement and Diageo Transaction

Group net profit	484	593	(77)	1,000
Net profit of equity-accounted companies	(1)	(26)	(0)	(27)
Depreciation, amortisation and provision charges	79	178	(59)	199
Change in working capital requirements	(37)	(72)	14	(95)
Gain/loss on disposal of fixed assets	(52)	131	—	79
Non-investment acquisitions	(108)	(169)	—	(277)
Other	—	(3)	—	(3)

Operating cash flow	367	631	(122)	876

Investment acquisitions	60	13	—	73
Impact of changes in consolidation scopes	(65)	0	—	(65)
Purchase of treasury shares	(101)	50	—	(51)
Dividends paid	(140)	(246)	—	(386)
Decrease/(increase) before translation adjustments	121	449	(122)	447
Translation adjustments	(9)	(27)	—	(36)

Decrease/(increase) after translation adjustments	111	422	(122)	411

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

22.2.4 Company’s pro forma financial information

Pernod Ricard is the Group’s parent company.
The company balance sheet at 30 June 2005 presents the effects of the Operation as if it had occurred on 30 June 2005, using same assumptions mentioned. Due to the acquisition scheme selected, Pernod Ricard recognises the financial debt used to capitalise certain of its subsidiaries, including acquisition holding companies, and recognizes the issuance of shares that will be exchanged for Allied Domecq shares.

In euro million	Pernod Ricard	Impact of Operation	Pernod Ricard restated

Intangible assets	35		35
Property, plant and equipment	6		6
Investments	1,729	7,453	9,181
Fixed assets	1,770	7,453	9,222
Inventories	—		—
Trade receivables	129	(25)	104
Marketable securities and cash equivalents	169		169

Total assets	2,067	7,428	9,495

Total assets	219	72	290
Reserves and issue premium	774	2,829	3,603
Net Group profit	117		117
Group equity	1,110	2,901	4,011
Provisions for contingencies	71		71
Financial debt	584	4,527	5,111
Operating liabilities	302		302

Operating liabilities	2,067	7,428	9,495

The company’s income statement presents the effect of the Operation as if it had occurred on 1 July 2004:

In euro million	Pernod Ricard	Impact of Operation	Pernod Ricard restated

Operating income	66		66
Operating loss	(30)		(30)
Financial income (loss)	206	(218)	(12)
Net exceptional loss	(65)		(65)
Income tax	7	76	83

Group net profit	117	(142)	(24)

The reduction in financial income corresponds to the interest relating to acquisition debt, decreased by recurring effects of the early conversion of OCEANE bonds.

NOTE 23 – LIST OF PRINCIPAL CONSOLIDATED COMPANIES

Company	Country	Finance company	Wine & spirits	Other activities	% owned 30.06.05	% owned 31.12.03	Consolidation method

Pernod Ricard SA	France	*			Parent Company	Parent Company

Pernod Ricard Finance	France	*			100	100	F.C.

Santa Lina SA	France	*			100	100	F.C.
- JFA SA	France			*	100	100	F.C.

Ricard SA	France		*		100	100	F.C.
- Galibert & Varon SA	France		*	*	99.98	99.98	F.C.

Pernod SA	France		*		100	100	F.C.
- Cusenier SA	France		*		100	100	F.C.
- Société des Produits d’Armagnac SA	France		*		100	100	F.C.

Pernod Ricard Europe SA	France		*		100	100	F.C.
- Larios Pernod Ricard SA	Spain		*		100	100	F.C.
- Pernod Ricard Swiss SA	Switzerland		*		99.65	99.65	F.C.
- Distillerie F. LLI Ramazzotti SPA	Italy		*		100	100	F.C.
- Pernod Ricard Portugal SA	Portugal		*		94.62	94.63	F.C.
- Pernod Ricard Deutschland GMBH	Germany		*		100	100	F.C.
- Pernod Ricard Austria GMBH	Austria		*		100	100	F.C.
- Pernod Ricard Nederland BV	Netherlands		*		100	100	F.C.
-EPOM Industrial and Commercial SA of Foods and Drinks	Greece		*	*	99.96	99.98	F.C.
- Pernod Ricard Minsk LLC	Belarus		*		99	100	F.C.
- Pernod Ricard Ukraine SC with FI	Ukraine		*		100	100	F.C.
- SC Pernod Ricard Romania SRL	Romania		*		100	100	F.C.
- Georgian Wines and Spirits Company LLC	Georgia		*		90	83.45	F.C.
- Pernod Ricard Latvia LLC	Latvia		*		100	100	F.C.
- Pernod Ricard Estonia OÜ	Estonia		*		100	100	F.C.
-Pernod Ricard Hungary Import Szeszesital Kereskedelmi KFT	Hungary		*		100	100	F.C.
- Pernod Ricard Belgium SA	Belgium		*		100	100	F.C.
- Pernod Ricard Rouss CJSC	Russia		*		100	100	F.C.
- Pernod Ricard Sweden AB	Sweden		*		100	100	F.C.
- Brand Partners A/S	Norway		*		50	50	F.C.
- Pernod Ricard Denmark A/S	Denmark		*		100	100	F.C.
- Pernod Ricard Finland OY	Finland		*		100	100	F.C.
- Tinville SAS	France		*		100	100	F.C.
- Yerevan Brandy Company CJSC	Armenia		*		100	100	F.C.
- Jan Becher – Karlovarska Becherovka, A/S	Czech Rep.		*	*	100	100	F.C.
- SALB, SRO	Czech Rep.		*		100	100	F.C.
- Pernod Ricard UK Ltd	United Kingdom		*		100	100	F.C.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Company	Country	Finance company	Wine & spirits	Other activities	% owned 30.06.05	% owned 31.12.03	Consolidation method

Pernod Ricard Asia SAS	France		*		100	100	F.C.
- Pernod Ricard Japan K.K.	Japan		*		100	100	F.C.
- Pernod Ricard Hong Kong Ltd	China		*		100	100	F.C.
- Pernod Ricard Taïwan Ltd	Taiwan		*		100	100	F.C.
- Pernod Ricard Thailand Ltd	Thailand		*		100	100	F.C.
- Pernod Ricard Korea Co Ltd	South Korea		*		100	100	F.C.
- Pernod Ricard Singapour PTE Ltd	Singapore		*		100	100	F.C.
- Pernod Ricard Malaysia SDN BHD	Malaysia		*		100	100	F.C.
- Martell Far East Trading Ltd	China		*		100	100	I. G
- Shangai Yijia International Trading Co Ltd	China		*		100	100	I. G

Établissements Vinicoles Champenois (EVC)	France	*	*		100	100	F.C.

Pernod Ricard North America SAS	France		*		100	100	F.C.
- Pernod Ricard Canada LTEE	Canada		*		100	100	F.C.
- Pernod Ricard Mexico SA de CV	Mexico		*		100	100	F.C.
- Seagram de Mexico S de RL de CV	Mexico		*		100	100	F.C.
- JDC Services SA de C. V	Mexico		*		100	100	F.C.
- Austin Nichols & Co. Inc	USA		*		100	100	F.C.
- Boulevard Export Sales, Inc	USA		*		100	100	F.C.
-Pernod Ricard USA (Lawrenceburg Distillers and Importers)	USA		*		100	100	F.C.

Pernod Ricard CESAM (Central and South America)	France		*		100	100	F.C.
- Pernod Ricard Argentina Corp.	Argentina		*		100	100	F.C.
- Pernod Ricard Venezuela CA	Venezuela		*		100	100	F.C.
- Pramsur SA	Uruguay		*		100	100	F.C.
- Pernod Ricard Chile SA	Chili		*		100	100	F.C.
- Pernod Ricard Colombia SA	Colombia		*		100	100	F.C.
-Pernod Ricard Brasil Industria e Comercio PLLC	Brazil		*		100	100	F.C.
- Pernod Ricard Uruguay SA	Uruguay		*		100	100	F.C.

Agros Holding SA	Poland		*		99.97	98.6	F.C.
- Agros Investments SA	Poland		*	*	99.97	98.6	F.C.
- Agros Trading Sp. Zoo	Poland		*	*	99.97	98.1	F.C.

Wyborowa SA	Poland		*		99.9	99.9	F.C.

Chivas Brothers (Holdings) Ltd	United Kingdom		*		100	100	F.C.
- Chivas 2000 UL	Scotland		*		100	100	F.C.
- Chivas Brothers Americas Ltd	Scotland		*		100	100	F.C.
- Chivas Brothers Europe Ltd	Scotland		*		100	100	F.C.
- Chivas Brothers Japan Ltd	Scotland		*		100	100	F.C.

Company	Country	Finance company	Wine & spirits	Other activities	% owned 30.06.05	% owned 31.12.03	Consolidation method

- The Glenlivet Distillers Ltd	Scotland		*		100	100	F.C.
- Glenlivet Holdings Ltd	Scotland		*		100	100	F.C.
- Hill, Thomson & Co Ltd	Scotland		*		100	100	F.C.
- Chivas Brothers Pernod Ricard Ltd	Scotland		*		100	100	F.C.
- Pernod Ricard Newco 2 Ltd	United Kingdom		*		100	100	F.C.
- Pernod Ricard Newco 3 Ltd	United Kingdom		*		100	100	F.C.
- Pernod Ricard Newco 4 Ltd	United Kingdom		*		100	100	F.C.

Pernod Ricard Travel Retail Europe	United Kingdom		*		100	100	F.C.

Irish Distillers Group Ltd	Ireland		*		100	100	F.C.
- Irish Distillers Ltd	Ireland		*		100	100	F.C.
- The “Old Bushmills” Distillery Co Ltd	United Kingdom		*		100	100	F.C.
- Fitzgerald & Co Ltd	Ireland		*		100	100	F.C.
- Dillon Bass Ltd	United Kingdom		*		63	63	F.C.
- Watercourse Distillery Ltd	Ireland		*		100	100	F.C.
- Pernod Ricard South Africa PTY Ltd	South Africa		*		100	100	F.C.

Comrie Plc	Ireland	*			100	100	F.C.

Martell & Co SA	France		*		100	100	F.C.
- International Cognac Holding SAS	France		*		100	100	F.C.
- Augier Robin Briand & Co SA	France		*		100	100	F.C.
-Sodovima (Société des Domaines Viticoles Martell) SA	France		*		100	100	F.C.
- Renault Bisquit SA	France		*		100	100	F.C.
-Union des Viticulteurs Producteurs de Cognac – SICA UVPC	France		*		20	20	F.C.

Pernod Ricard Australia Pty Ltd	Australia		*		100	100	F.C.
- Orlando Wyndham Group Pty Ltd	Australia		*		100	100	F.C.
- Two Dogs Holdings Pty Ltd	Australia		*	*	100	100	F.C.
- Pernod Ricard New Zealand Pty Ltd	Australia		*		100	100	F.C.

Compagnie Financière des Produits Orangina SA	France		*	*	100	100	F.C.

Peri Mauritius Private Company	Mauritius		*		100	100	F.C.

Seagram India Pte Ltd	India		*		100	100	F.C.

Seagram India Ltd	India		*		100	100	F.C.

Havana Club Internacional SA	Cuba		*		50	50	F.C.

Havana Club Internacional	Cuba		*		50	50	F.C.

F.C.: Full Consolidation.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Report by the Statutory Auditors on the pro forma financial information

To the attention of the Chairman-Chief Executive Officer,

As Statutory Auditors and pursuant to EU Regulation No.809/2004, we have prepared the following report on the combined pro forma information of the Pernod Ricard Group and the pro forma information of Pernod Ricard SA included in note 22.2.1 of the Notes to the consolidated financial statements of Pernod Ricard at 30 June 2005.

The pro forma information is presented only to illustrate the effect the Allied Domecq acquisition by Pernod Ricard would have had on the balance sheet, income statement and cash flow statement of Pernod Ricard at 30 June 2005 if the acquisition had taken effect on 1 July 2004. By its nature, this information describes a hypothetical position and does not necessarily represent the financial position or performance that could have been reported had the acquisition occurred at a date prior to its actual occurrence.

This pro forma information was established under your responsibility in accordance with EU Regulation No.809/2004, and the CESR recommendations on pro forma information.

Our role is to express an opinion, based on our review, on the terms required by Appendix II, point 7, of EU Regulation No.809/2004, on the adequacy of the pro forma information prepared.

We have conducted our audit as we deemed necessary in accordance with professional standards applicable in France. Our report, which does not consist of an examination of the financial information underlying the establishment of the pro forma information, consists primarily of verifying that the bases from which the pro forma information was drawn are in agreement with the source documents, to examine the factors justifying the pro forma restatement and to discuss with the management of Pernod Ricard the pro forma information, in order to collect the information and explanations we deemed necessary.

Regarding the following topics, we reviewed the methodology adopted to prepare the pro forma information but state no opinion on the financial impacts presented, as the information is unaudited:

•	Framework Agreement with Fortune Brands;

•	the Diageo Transaction;

•	the planned disposal of certain brands (excluding the Framework Agreement with Fortune Brands and the Diageo Transaction) and the termination of certain distribution contracts;

•	cost savings and other expected synergies;

•

the assumption that preliminary goodwill, after recognition of the fair value adjustments which cannot be estimated at this stage, will be entirely allocated to brands with an indefinite lifespan and therefore not amortised.

The combined pro forma information on the Pernod Ricard Group is the result of the addition of the consolidated financial statements of Pernod Ricard and Allied Domecq in the following manner:

•	the financial statements were closed on different dates: at 30 June 2005 for Pernod Ricard and at 28 February 2005 for Allied Domecq;

•

the 12 month financial statements of Allied Domecq at 28 February 2005 were reconstituted from the half year financial statements at 28 February 2004 and 28 February 2005 and the full year financial statements at 31 August 2004;

•	the financial statements of Pernod Ricard and Allied Domecq were prepared using different accounting standards: French accounting standards for Pernod Ricard and UK GAAP for Allied Domecq;

•

Allied Domecq’s financial statements, prepared in accordance with UK GAAP, were restated to conform to the standard accounting principles of the Pernod Ricard Group on the basis of publicly available data only. The exhaustiveness of these restatements cannot therefore be guaranteed.

Furthermore, we had no access to Allied Domecq’s financial data (other than publicly available data) or to the working files of Allied Domecq’s auditors.

In our opinion, and with the above reservations, this pro forma information has been adequately prepared on the basis indicated and this basis conforms to the accounting methods of the issuer.

We draw your attention to Note 22.2.1 which specifies that:

•	the combined pro forma financial information is presented pursuant to French accounting standards;

•

the combined pro forma financial information does not take account of the change of accounting standards linked to the first application of the international IFRS standards beginning on 1 July 2005. In this respect, the envisaged operation consisting of the acquisition of Allied Domecq by the Pernod Ricard Group will be recorded according to IFRS in the consolidated financial statements of Pernod Ricard with, in particular, the recording at their fair market value, as per standard IFRS 3, of all assets and liabilities acquired and the recording of deferred taxation on the evaluation differentials ascertained. For this purpose, it is probable that significant deferred tax liabilities concerning the values attributed to the brands must be recognized;

•	the combined pro forma financial information contains uncertainties due to the fact that the Pernod Ricard Group had very limited access to nonpublic information;

•

the pro forma adjustments as well as the acquisition price allocations are established in a preliminary manner based on the data available on the date of the preparation of the pro forma financial information. No guarantee can be provided as to the fact that the final allocation of the acquisition price will not differ from the preliminary allocation.

We also draw your attention to Note 22.2.1 which specifies that:

•	the combined pro forma income statement does not include the following non-recurring elements:

	•	integration and restructuring costs,

	•	capital gains or losses in the context of the Framework Agreement with the Fortune Brands Company, Diageo Transaction and the other brand disposals,

	•	compensation and premiums paid as part of the early conversion of the OCEANE bonds,

	•	fiscal impacts linked to the implementation of the Framework Agreement and of the additional disposals.

•

the pro forma combined income statement does not include the eventual impacts of the adjustments of fair value associated with the accounting for the Allied Domecq acquisition, the estimate of which cannot be made at this stage.

Neuilly-sur-Seine and Paris, 22 September 2005

The Statutory Auditors

Société d’expertise comptable
A. AND L. GENOT
DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Statutory Auditors’ Report on the Consolidated Financial Statements

Shareholders,

In executing the responsibility entrusted to us by your General Meeting, we have audited the accompanying consolidated financial statements of Pernod Ricard SA, for the 18 month fiscal year ended 30 June 2005.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we perform diligence procedures to the audit to obtain reasonable assurance that the consolidated financial statements are free of significant errors. An audit includes examining, on a test basis, evidence supporting the data in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audit provides a reasonable basis for our opinion stated hereafter.

We certify that the consolidated financial statements give a true and fair view of the assets, financial position and results of the consolidated companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we draw attention to Note 1.2 to the consolidated financial statements relating to the change of the year-end date. Pursuant to a resolution of the Combined General Meeting of 17 May 2004, the 2004 year was extended by six months and ended on 30 June 2005.

Justification of assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

•

As described in Note 16 to the consolidated financial statements, the individual value of each of the brands recognised in the balance sheet is reviewed annually by the Company. In accordance with the French accounting standard applicable to accounting estimates, we assessed the figures and the assumptions used by the Company to perform this review and verified the calculations made. We carried out our assessment of the reasonableness of these estimates on this basis.

Our assessments on these matters were made in the context of the performance of our audit of the consolidated financial statements taken as a whole, which led to the unqualified audit opinion expressed in the first part of this report.

Specific procedures

In addition, we have also verified the information given in the Group’s management report. We have no matters to report with regard to its fairness and consistency with the consolidated financial statements

Neuilly-sur-Seine and Paris, 22 September 2005

The Statutory Auditors

Société d’expertise comptable
A. AND L. GENOT
DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

[GRAPHIC APPEARS HERE]

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Parent Company Financial Statements

contents

212	Parent Company Financial Statements
PERNOD RICARD SA INCOME STATEMENT
PERNOD RICARD SA PRO FORMA INCOME STATEMENT
PERNOD RICARD SA BALANCE SHEET
PERNOD RICARD SA CASH FLOW STATEMENT (12 MONTHS)
PERNOD RICARD SA CASH FLOW STATEMENT (6 MONTHS)
ANALYSIS OF THE FINANCIAL RESULTS OF PERNOD RICARD SA
220	Notes to the Financial Statements of Pernod Ricard SA
231	Financial results of the previous five fiscal years
232	Dividend distribution during previous five fiscal years
233	Equity investments at 30 June 2005
234	Statutory Auditors’ Report on the annual financial statements
235	Statutory Auditors’ Special Report on regulated agreements

Parent Company Financial Statements

PERNOD RICARD SA
INCOME STATEMENT

For the financial years ended 30 June 2005 (18 months), 31 December 2003 (12 months) and 31 December 2002 (12 months)

In euro thousand	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months 30.06.2004(1)	Published 2003	Published 2002

Royalties	59,623	39,867	39,043	37,935	39,608
Other income	34,268	23,854	23,789	23,615	19,860
Provision reversals	4,874	2,599	3,312	1,037	—
Total operating income	98,765	66,320	66,144	62,587	59,468

Outside services	(89,124)	(61,685)	(57,362)	(60,545)	(65,129)
Duties and taxes	(6,016)	(3,148)	(5,711)	(4,079)	(1,669)
Payroll expenses	(38,085)	(25,006)	(23,929)	(22,658)	(17,382)
Depreciation, amortisation and provision charges	(8,909)	(6,005)	(6,506)	(5,102)	(1,538)
Other expenses	(830)	(559)	(558)	(528)	(358)
Total operating expenses	(142,965)	(96,403)	(94,066)	(92,912)	(86,076)

Operating loss	(44,200)	(30,083)	(27,922)	(30,325)	(26,608)

Income from equity investments	277,799	206,102	227,881	297,908	556,585
Interest and related income	12,072	7,215	8,847	7,973	16,913
Provision reversals	5,577	682	6,376	6,837	4,026
Foreign exchange gains	27,983	24,823	(1,724)	392	3,794
Total finance income	323,431	238,823	241,380	313,110	581,318

Provision charges	(21,126)	(11,527)	(12,584)	(14,641)	(15,424)
Interest and related expenses	(31,659)	(21,300)	(21,667)	(22,267)	(52,468)
Foreign exchange gains/losses	(399)	(298)	4,281	(2,230)	(4,005)
Total finance cost	(53,185)	(33,125)	(29,970)	(39,138)	(71,897)

Net finance income	270,246	205,697	211,410	273,972	509,421

Profit before exceptional items	226,047	175,614	183,488	243,647	482,813

Exceptional income	71,308	52,033	80,836	83,397	240,903
Exceptional expenses	(137,748)	(117,116)	(100,713)	(93,639)	(448,148)

Net exceptional expenses	(66,440)	(65,083)	(19,877)	(10,242)	(207,245)

Profit before tax	159,607	110,532	163,611	233,405	275,568

Income tax credit	18,099	6,860	21,083	15,611	70,210

Net profit	177,706	117,392	184,694	249,016	345,778

(1) Unaudited results.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

PERNOD RICARD SA PRO FORMA
INCOME STATEMENT

For the half-years ended 30 June 2005 (6 months) and 30 June 2004 (6 months)

In euro thousand	Pro forma 6 months 30.06.2005(1)	Pro forma 6 months 30.06.2004(1)

Royalties	19,630	19,756
Other income	12,942	10,413
Provision reversals	2,466	2,275
Total operating income	35,038	32,444

Outside services	(33,454)	(27,439)
Duties and taxes	(2,673)	(2,868)
Payroll expenses	(13,394)	(13,079)
Depreciation, amortisation and provision charges	(3,009)	(2,904)
Other expenses	(247)	(271)
Total operating expenses	(52,777)	(46,561)

Operating loss	(17,739)	(14,117)

Income from equity investments	181,870	71,696
Interest and related income	3,170	4,857
Provision reversals	61	4,895
Foreign exchange gains	704	3,161
Total finance income	185,805	84,609

Provision charges	(4,872)	(9,599)
Interest and related expenses	(10,829)	(10,359)
Foreign exchange losses	(117)	(101)
Total finance cost	(15,818)	(20,059)

Net finance income	169,987	64,550

Profit before exceptional items	152,248	50,433

Exceptional income	24,936	19,274
Exceptional expenses	(86,229)	(20,632)

Net exceptional expenses	(61,293)	(1,358)

Profit before tax	90,955	49,075

Income tax	(7,131)	11,239

Net profit	83,824	60,314

(1) Unaudited results.

PERNOD RICARD SA BALANCE SHEET

As at 30 June 2005 (18 months), 31 December 2003 (12 months) and 31 December 2002 (12 months)

Assets

In euro thousand	Notes	Gross value at 30.06.2005	Depreciation and provisions	Net value at 30.06.2005	2003 Net value	2002 Net value

Intangible assets	2	39,617	(4,643)	34,974	35,146	32,791

Licences, brands		39,617	(4,643)	34,974	35,146	32,791

Tangible fixed asset		11,343	(5,385)	5,959	6,417	9,270

Land		948	—	948	948	1,253
Buildings		2,259	(1,281)	978	1,032	2,245
Machinery and equipment		51	(38)	13	22	25
Other		8,085	(4,065)	4,020	4,415	5,747

Investments	3	1,810,405	(81,769)	1,728,636	1,606,977	1,669,511

Equity investments		1,451,202	(81,690)	1,369,512	1,295,333	1,255,917
Equity investments related receivables		257,140	(79)	257,061	310,513	399,323
Loans		9	—	9	18	18
Other		1,191	—	1,191	1,113	13,935
Treasury shares		100,863	—	100,863	—	318
Total fixed assets		1,861,365	(91,796)	1,769,570	1,648,540	1,711,572

Advances and supplier prepayments		648	—	648	969	451

Operating receivables		22,618	—	22,618	23,525	19,899

Trade and related receivables		5,839	—	5,839	12,057	12,704
Other		16,779	—	16,779	11,468	7,195

Various operating receivables	4	86,253	(12,829)	73,424	394,894	336,532

Marketable securities	5	169,593	(1,088)	168,505	120,372	73,515

Cash and equivalents		18	—	18	272	2,686

Total current assets		279,130	(13,917)	265,213	540,032	433,083

Prepaid expenses	6	2,910	—	2,910	1,043	2,317
OCEANE bond redemption premiums	6	25,140	—	25,140	40,225	50,281
Deferred charges	6	118	—	118	681	1,123
Currency translation adjustment	6	4,231	—	4,231	5,316	5,449
Total adjustment assets		32,399	—	32,399	47,265	59,170

Total assets		2,172,894	(105,713)	2,067,181	2,235,837	2,203,825

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity and liabilities

In euro thousand	Notes	30.06.2005	2003	Pro forma(1) 2002	2002

Share capital	7	218,501	218,501	174,801	174,801

Share premium		37,712	37,712	37,712	37,712

Reserves		401,409	397,039	440,739	440,739

Legal reserves		21,850	17,480	17,480	17,480
Regulated reserves		379,559	379,559	423,259	423,259

Retained earnings		425,817	325,568	97,205	119,878

Net profit		177,706	249,016	345,778	345,778

Regulated provisions	9	118	129	136	136

Interim dividend awaiting distribution		(150,836)

Total equity	8	1,110,427	1,227,964	1,096,371	1,119,044

Provisions for contingencies	9	70,652	64,329	77,765	55,092

Financial debt		583,966	663,691	677,670	677,670

OCEANE convertible bonds	13	547,885	547,902	547,902	547,902
Non-convertible bonds		—	—	—	—
Borrowings from financial institutions	14	7,569	85,067	99,313	99,313
Perpetual subordinated notes (TSDI)	15	28,512	30,722	30,455	30,455
Other financial debt		—	—	—	—
Operating liabilities		46,912	46,785	50,660	50,660

Trade and other accounts payable		31,137	20,773	32,999	32,999
Tax and social security liabilities		15,775	26,012	17,661	17,661
Sundry liabilities		240,661	150,577	282,187	282,187

Income tax liabilities		—	12,967	—	—
Other		240,661	137,610	282,197	282,187
Total liabilities		871,539	861,053	1,010,517	1,010,517

Deferred income	11	12,112	48,157	239	239

Currency translation adjustment	11	2,450	34,333	18,933	18,933

Total adjustment liabilities		14,562	82,490	19,172	19,172

Total equity and liabilities		2,067,181	2,235,837	2,203,825	2,203,825

(1) Pro forma 31 December 2002 figures take into account the change in the method for accounting for retirement and related benefits.

PERNOD RICARD SA
CASH FLOW STATEMENT

For the financial years ended 30 June 2005 (18 months), 31 December 2003 (12 months) and 31 December 2002 (12 months)

In euro thousand	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months(1) 30.06.2004	2003	Pro forma 2002	2002

Operating activities
Net profit	177,706	117,392	184,694	249,016	345,778	345,778
Fixed assets depreciation and amortisation	3,329	2,515	936	1,551	898	898
Change in provisions	19,993	(8,636)	23,005	2,464	(71,431)	(71,431)
Losses/(gains) on fixed asset disposals	(4,174)	—	—	(13,889)	249,047	249,047

Cash flow from operations	196,854	111,271	208,635	239,142	524,292	524,292

Decrease/(increase) in working capital requirements	(9,258)	5,431	134,523	107,962	157,486	157,486

Cash provided from operating activities	187,596	116,702	343,158	347,104	681,778	681,778

Investing activities
Acquisition of PPE and intangibles (net of disposals)	(2,364)	(1,653)	(1,758)	9,908	(7,458)	(7,458)
Acquisition of investments (net of disposals)	(123,963)	(144,899)	23,831	52,931	3,369	3,369

Cash provided from/(applied to) investing activities	(126,327)	(146,552)	22,073	62,839	(4,089)	(4,089)

Financing activities
OCEANE bonds	—		—	—	—	488,750
Increase in share capital (including exceptional tax on reserve for long-term capital gains)	(4,987)	(4,987)	—	—	47	47
Dividends paid (including withholding tax)	(290,246)	(143,613)	(169,305)	(117,416)	(98,630)	(98,630)

Cash provided from/(applied to) financing activities	(295,233)	(148,600)	(169,305)	(117,416)	(98,583)	390,167

Change in net financial debt	(233,964)	(178,450)	195,926	292,527	579,106	1,067,856
Net financial debt at the beginning of the year	(148,303)	(203,817)	(399,743)	(440,830)	(1,019,936)	(1,019,936)
Net financial debt at year-end	(382,267)	(382,267)	(203,817)	(148,303)	(440,830)	47,920

Note: presentation of cash flow statement

Changes in net financial debt comprise of changes in borrowings from financial institutions, loans and cash and cash equivalents.

Net financial debt is broken down as follows:

In euro thousand	18 months 30.06.2005	Pro forma 12 months 30.06.2005	Pro forma 12 months (1) 30.06.2004	2003	Pro forma 2002	2002

OCEANE convertible bonds	(488,733)	(488,733)	(488,750)	(488,750)	(488,750)	—
TSDI and borrowings from financial institutions	(36,081)	(36,081)	(108,555)	(115,789)	(129,768)	(129,768)
Loan to Pernod Ricard Finance, fully-owned subsidiary	(27,064)	(27,064)	265,056	333,412	98,811	98,811
Marketable securities	169,593	169,593	128,392	122,552	76,191	76,191
Cash and equivalents	18	18	40	272	2,686	2,686

Net financial debt at year-end	(382,267)	(382,267)	(203,817)	(148,303)	(440,830)	47,920

The 2002 Pro forma cash flow statement incorporates the OCEANE convertible bonds in net financial debt.

(1) Unaudited results.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

PERNOD RICARD SA CASH FLOW STATEMENT

For the half-years ended 30 June 2005 (6 months) and 30 June 2004 (6 months)

In euro thousand	Pro forma 6 months(1) 30.06.2005	Pro forma 6 months(1) 30.06.2004

Operating activities
Net profit	83,824	60,314
Fixed assets depreciation and amortisation	1,276	858
Change in provisions	16,662	1,503
Losses/(gains) on fixed asset disposals	—	—

Cash flow from operations	101,762	62,675

Decrease/(increase) in working capital requirements	32,466	(14,688)

Cash provided from operating activities	134,228	47,987

Investing activities
Acquisition of PPE and intangibles (net of disposals)	(1,299)	(1,135)
Acquisition of investments (net of disposals)	(85,894)	44,267

Cash provided from /(applied to) investing activities	(87,193)	43,132

Financing activities
OCEANE bonds
Increase in share capital (including exceptional tax on reserve for long-term capital gains)
Dividends paid (including withholding tax)	(143,612)	(146,633)

Cash provided from / (applied to) financing activities	(143,612)	(146,633)

Change in net financial debt	(96,577)	(55,514)
Net financial debt at the beginning of the year	(285,690)	(148,303)
Net financial debt at year-end	(382,267)	(203,817)

Note: presentation of cash flow statement

Changes in net financial debt comprise of changes in borrowings from financial institutions, loans and cash and cash equivalents.

Net financial debt is broken down as follows:

In euro thousand	Pro forma 6 mois(1) 30.06.2005	Pro forma 6 mois(1) 30.06.2004

OCEANE bonds	(488,733)	(488,750)
TSDI and borrowings from financial institutions	(36,081)	(108,555)
Loan to Pernod Ricard Finance, fully-owned subsidiary	(27,064)	265,056
Marketable securities	169,593	128,392
Cash and equivalents	18	40

Net financial debt at year-end	(382,267)	(203,817)

(1) Unaudited results.

ANALYSIS OF THE FINANCIAL RESULTS OF PERNOD RICARD SA

Parent Company/subsidiaries relationships

The main role of Pernod Ricard SA, the Group’s Parent Company, which is hereafter referred to as the “Company”, is to carry out general interest and coordination actions in the fields of strategy, financial control of subsidiaries, acquisitions, marketing, development, research, human resources and communications. Pernod Ricard SA’s relationship with its subsidiaries essentially consists of billing of fees for the exploitation of brands owned by Pernod Ricard SA, the rebilling for purchase of advertising space, and the collection of cash dividends.

Change of year-end date

Pursuant to a resolution of the Combined General Meeting of 17 May 2004, the fiscal year was extended by six months, ending at 30 June 2005 (18 months). Future fiscal years will begin on 1 July and end on 30 June.

The unaudited 12-month pro forma financial statements have been prepared for comparison purposes for the period from 1 July 2003 to 30 June 2004 and for the period from 1 July 2004 to 30 June 2005.

Post-balance sheet event

ACQUISITION OF ALLIED DOMECQ

Within the framework of the Allied Domecq acquisition on 26 July 2005, the Group committed to Allied Domecq shareholders to purchase all their shares in the company, totalling 1,106,570,316 shares, as well as all exercisable options exercised. These shares were acquired at a price of £6.70 per share, settled for £5.45 in cash and for £1.25 in Pernod Ricard shares. 17,483,811 Pernod Ricard shares were issued for that purpose.

CONVERSION/REDEMPTION OF OCEANE CONVERTIBLE BONDS

On 21 July 2005, the General Meeting of OCEANE bondholders decided to revise the terms and conditions of these bonds and granted Pernod Ricard an early redemption option, in exchange for an immediate payment of €3.53 per OCEANE bond. If Pernod Ricard decided to exercise this option, it was also required to pay an additional €4.50 per OCEANE bond presented for conversion.

On 28 July 2005, Pernod Ricard decided to exercise this option as of 20 September 2005. Conversion requests were exercised on 31 August 2005 and 9 September 2005 and related to 2,716,606 and 1,846,874 OCEANE bonds, respectively. Due to the exchange ratio, 3,395,754 and 2,308,584 Pernod Ricard shares were created on 31 August 2005 and 9 September 2005, respectively.

At 20 September 2005, there were no outstanding OCEANE bonds. The paragraph below analyses the impact of the conversion and redemption of non-converted OCEANE bonds on the Company’s financial statements, particularly with respect to net profit, shareholders’ equity and net financial debt at 30 June 2005.

Income statement and balance sheet calculations (net financial debt, shareholders’ equity) do not take into account non-recurring expenses associated with this conversion, which will impact the financial statements for the fiscal year beginning on 1 July 2005.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Impact on net profit:

12 month pro forma net profit at 30 June 2005 before conversion:	€117 M
Cancellation of the OCEANE bonds net financial cost:	+€8 M
12 month pro forma net profit at 30 June 2005
following conversion:	€125 M

Impact on shareholders’ equity:

Shareholders’ equity at 30 June 2005 before conversion:	€1,110 M
Capital increase following conversion:	+€523 M
Shareholders’ equity at 30 June 2005 following conversion:	€1,633 M

Impact on net financial debt:

Net financial debt at 30 June 2005 before conversion:	€382 M
OCEANE bonds conversion:	€523 M
Net financial debt at 30 June 2005 following conversion:	€141 M

Thus, following the OCEANE bonds conversion, Pernod Ricard SA will have a positive cash position.

The above €523 million includes €489 million in nominal value debt and €34 million in net redemption premium.

The addition of the early redemption option approved by the OCEANE bondholders’ meeting of 21 July 2005 resulted in the payment, at the end of July, of a €3.53 compensation per OCEANE bond, or a total amount of €16.1 million.

The payment of the €4.50 conversion premium per OCEANE bond submitted for conversion before 9 September 2005 (for a total amount of €20.6 million) and the redemption of OCEANE bonds that were not submitted at that date, at a price per bond of €116.44, will be recognised in the financial statements for the fiscal year beginning on 1 July 2005.

Parent Company financial results at 30 June 2005 (18 months)

The following comments relate to the 2005 18 month income statement, the 2003 12 month income statement, as well as the unaudited 2004/2005 and 2003/2004 12 month pro forma income statements.

Operating income, which includes royalties received for brands belonging to the Company, amounted to €98.8 million for the 18 month period ended 30 June 2005, compared to €62.6 million in 2003 (12 months). Over the two pro forma periods, operating income slightly increased by €0.2 million.

Operating expenses amounted to €142.9 million at 30 June 2005, compared to €92.9 million in 2003. On a comparable basis, the €2.3 million increase in expense resulted from higher personnel costs and professional fees.

Accordingly, the 12 month pro forma Company operating income at 30 June 2005 decreased to (€30.1) million from (€27.9) million.

Net finance income amounted to €270.2 million, compared to €274.0 million at the end of December 2003. It is primarily comprised of dividends received from our subsidiaries. The difference is a result of the payment of exceptional dividends in 2003 by the subsidiary Austin Nichols.

Profit before exceptional items thus amounted to €226 million at 30 June 2005, compared with €243.6 million in 2003.

Net exceptional expenses of €66.4 million at 30 June 2005 were primarily comprised of Allied Domecq acquisition costs.

Finally, Group tax consolidation generated an €18.1 million income tax credit.

As a result, net profit for the 18 month period ended 30 June 2005 amounted to €177.7 million.

Notes to the Financial Statements of Pernod Ricard SA

Prior to the allocation for the period ended 30 June 2005, the balance sheet amounts to €2,067,180,561 and the income statement shows a profit of €177,706,014.

In application of a resolution by the Combined General Meeting of 17 May 2004, the fiscal year which was to close on 31 December 2004, was extended by six months. As a result, the published period had an exceptional duration of 18 months, from 1 January 2004 to 30 June 2005.

The following Notes 1 to 23 are an integral part of the Company’s 2004/2005 financial statements.

NOTE 1 - ACCOUNTING PRINCIPLES AND METHODS

The Company’s financial statements were prepared in accordance with the French Generally Accepted Accounting Principles. General accounting principles and methods were applied, in accordance with the prudence principle, using certain assumptions intended to provide a fair view of the business. These assumptions are:

•	going concern;

•	consistency of accounting methods from one period to the next (except for the change in accounting methods explained in Note 1 below);

•	independence of accounting periods.

Balance sheet assets and liabilities were stated at their historical cost, contribution cost or market value, depending on which basis was the most appropriate.

1. Accounting principles and presentation format changes

Beginning on 1 January 2003, the Company elected to apply the preferred accounting method for its retirement and retirement related commitments. These commitments are calculated in accordance with the principles recommended by the French Accounting Committee (FAC) on 1 April 2003 which are listed in Note 9.

Previously, the Company only partly accounted for its retirement commitments: provisions for retirement benefits were only established for employees with more than 10 years of seniority and older than 45 years of age.

The provision corresponding to the preferred method calculated at the beginning of the year of the change in accounting method (1 January 2003), was charged in full to “Retained Earnings” for an amount of €23 million.

2. Intangible assets

The brands arising from the merger of the Pernod and Ricard companies in 1975 and from subsequent mergers constitute the primary intangible assets.

Computer software is amortised over 1 to 3 years, based on their probable useful lives.

3. Tangible fixed assets

Tangible fixed assets are stated at their acquisition cost (purchase price plus ancillary costs, excluding acquisition costs). Depreciation is calculated using the straight-line or declining balance methods, based on their expected lifespan:

Buildings	between 20 and 50 years (straight-line)

Fixtures and fittings	10 years (straight-line)

Machinery and plant equipment	5 years (straight-line/declining balance)

Office furniture and equipment	10 years (straight-line) or 4 years (declining balance)

4. Investments

Equity investments are stated at their acquisition cost, excluding ancillary costs, after legal revaluations, where applicable.

If the value in use is lower than the net book value, a write down provision is established for the difference.

Value in use is determined based on multi-criteria analysis, taking into account the pro-rata book value of the subsidiary’s shareholders’ equity, return on investment, financial and business potential and, in particular, the market value of its net assets.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

5. Receivables

Receivables are stated at their nominal value. A write down provision is established in the event their balance sheet value falls below their book value.

6. Marketable Securities

This item is solely comprised of treasury shares acquired by the Company for future allocation to employees and managers through stock option plan.

In order to provide for the costs associated with the probable exercise of options, a write down provision is established at fiscal year-end if the plan’s set purchase price is less than the purchase price paid by the Company.

7. Contingencies

Provisions for contingencies are accounted for in accordance with French Acounting Committee (FAC) Regulation no. 00-06 of 20 April 2000 on liabilities.

This regulation provides that a liability is accounted for when an entity has an obligation towards a third party and that it is probable or certain that this obligation will cause an outflow of resources to such third party without equivalent consideration expected of such party. This obligation must exist at the fiscal year-end in order for it to be accounted.

8. Conversion of foreign currency denominated items

The Conversion of receivables, liabilities, and cash denominated in foreign currencies occurs as follows:

•	conversion of all liabilities, receivables, and cash denominated in foreign currencies at year-end rates;

•	conversion differences are recorded based on original value as a currency translation adjustment, asset or liability;

•	establishment of a provision for deferred exchange losses, after taking into account the potential offsetting operations that are subject to foreign exchange coverage.

9. Financial instruments

Differences arising from changes in value of financial instruments are used as hedges to cover foreign denominated items are recorded in the income statement to offset the foreign exchange gains or losses of the foreign currency denominated items covered.

Differences arising from changes in value of financial instruments that are used in operations that cannot be hedged in organised or similar markets are directly recorded in the income statement.

10. Income tax

The Company is subject to Group tax consolidation as defined by the Law of 31 December 1987. Under certain conditions, this scheme allows for the offsetting of income taxes payable against losses of companies belonging to the tax group. The scheme is governed by Articles 223 A et seq. of the French Tax Code.

Pernod Ricard, acting as head of the tax group, and its consolidated subsidiaries sent a written notice to the DGE (IFU 1) on 26 March 2004 of their decision to change their fiscal year-end to 30 June instead of 31 December of each year, in accordance with Article 223 A of the French Tax Code as amended by Article 97 of the French 2004 Finance Law.

The result of this integration is recorded in the balance sheet of the Company.

NOTE 2 - INTANGIBLE ASSETS

Gross value

In euro thousand	At 01.01.2004	Acquisitions	Disposals	At 30.06.2005

Business goodwill	915	—	—	915
Brands	33,422	1,318	—	34,740
Software licenses	3,587	532	157	3,962

Total	37 924	1 850	157	39 617

Accumulated amortisation

In euro thousand	At 01.01.2004	Acquisitions	Disposals	At 30.06.2005

Business goodwill	(915)	—	—	(915)
Brands	(171)	(477)	—	(648)
Software licenses	(1,692)	(1,545)	157	(3,080)

Total	(2,778)	(2,022)	157	(4,643)

NOTE 3 - INVESTMENTS

Gross value

In euro thousand	At 01.01.2004	Acquisitions	Capital operations	Disposals	At 30.06.2005

Shareholdings in consolidated subsidiaries	1,264,472	83,730	—	—	1,348,202
Shareholdings in non-consolidated entities	4,543	9	—	1,012	3,540
Other equity investments	128,778	—	219	29,858	99,139
Advances on equity investments	321	—	—	—	321

Total equity investments	1,398,114	83,739	219	30,870	1,451,202
Participating loans	310,528	15,589	—	68,977	257,140
Other loans	18	—	—	9	9
Deposits and sureties	1,113	100	—	22	1,191
Treasury shares	—	100,863	—	—	100,863

Total	1,709,773	200,291	219	99,878	1,810,405

The increase in “Shareholdings in Consolidated Subsidiaries” relates to the acquisition of the Lina 3 shares.

Disposals comprise the liquidation of the Seagram group companies, and repayments of participating loans.

Provisions

In euro thousand	At 01.01.2004	Charges	Reversals	At 30.06.2005

Shareholdings in consolidated subsidiaries	(2,617)	(135)	—	(2,752)
Shareholdings in non-consolidated entities	(3,451)	—	1,380	(2,071)
Other equity investments	(96,391)	(5,847)	25,692	(76,546)
Advances on equity investments	(321)	—	—	(321)

Total equity investments	(102,780)	(5,982)	27,072	(81,690)
Participating loans	(15)	(116)	52	(79)

Total	(102,795)	(6,098)	27,124	(81,769)

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 4 - RECEIVABLES AND LIABILITIES’ MATURITY

Receivables

In euro thousand	Gross value	Due within 1 year	Due after 1 year

Loans relating to equity investments	257,140	7,684	249,456
Other loans	9	—	9
Other investments	102,054	100,863	1,191

Fixed assets	359,203	108,547	250,656
Current assets (excluding marketable securities & cash)	109,519	57,616	51,903

Total receivables	468,722	166,163	302,559

Liabilities

In euro thousand	Gross value	Due within 1 year	Due 1 to 5 years	Due after 5 years

OCEANE convertible bonds	547,885	547,885	—	—
Borrowings from financial institutions	7,569	7,569	—	—
Perpetual Subordinated Notes (TSDI)	28,512	3,215	25,297	—
Other debt	—	—	—	—
Operating liabilities	46,912	44,419	2,493	—
Other liabilities	240,661	31,268	209,393	—
Deferred income	12,112	12,112	—	—

Total liabilities	883,651	646,468	237,183	—

NOTE 5 - MARKETABLE SECURITIES

In euro thousand	At 01.01.2004		Purchased		Sold		At 30.06.2005

	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value

Pernod Ricard SA shares
- gross value	2,208,000	122,515	757,821	78,315	663,103	31,274	2,302,718	169,556
- write down		(2,181)				(1,130)		(1,051)
- net value	2,208,000	120,334	757,821	78,315	663,103	30,144	2,302,718	168,505

Other companies’ shares
- gross value	—	37	—	—	—	—	—	37
- write down	—	—	—	—	—	37	—	(37)
- net value	—	37	—	—	—	37	—	—

Total	2,208,000	120,371	757,821	78,315	663,103	30,181	2,302,718	168,505

At 30 June 2005, Pernod Ricard share value amounted to €304.0 million (unit market price of €132), with an unrealized capital gain of €135.5 million.

NOTE 6 - ADJUSTMENT ASSETS

In euro thousand	At 01.01.2004	Increases	Decreases	At 30.06.2005

Prepaid expenses	1,043	2,240	373	2,910
OCEANE bond redemption premiums	40,225	—	15,085	25,140
Deferred charges	681	—	563	118
Currency translation adjustment	5,316	4,231	5,316	4,231

Total	47,265	6,471	21,337	32,399

The main movement in this line item concerns the redemption premium relating to the issue of bonds convertible and/or exchangeable into new or existing shares (OCEANE bonds), whose major features are described in Note 13. This premium, with a gross value of €40,224,770 was subject to an amortisation of €15,084,945 in 2004/2005, calculated on the duration of the loan (5 years and 322 days).

NOTE 7 - SHARE CAPITAL

At 30 June 2005, the Company’s share capital amounted to €218,500,651.10, consisting of 70,484,081 shares with a nominal value of €3.10 each.

NOTE 8 - SHAREHOLDERS’ EQUITY

In euro thousand	At 01.01.2004	2003 net profit allocation	Dividend distribution	Others	2005 (18 months) net profit	At 30.06.2005

Share capital	218,501					218,501
Share premium	45					45
Merger premium	37,667					37,667
Legal reserve	16,285	4,371				20,656
Long term capital gain legal reserve	1,194					1,194
Regulated reserves	379,559					379,559
Retained earnings	325,568	244,645	(139,410)	(4,986)		425,817
Net profit	249,016	(249,016)			177,706	177,706
Regulated provisions	129				(11)	118
Interim dividend awaiting distribution			(150,836)			(150,836)

Total	1,227,964	—	(290,246)	(4,986)	177,695	1,110,427

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 9 - PROVISIONS

In euro thousand	At 01.01.2004	Charges	Reversals utilised	Reversals non-utilised	At 30.06.2005

Regulated provisions
Special revaluation provision	129	—	11	—	118

Sub-total 1	129	—	11	—	118

Provisions for contingencies
Exchange losses	4,097	3,501	4,097	—	3,501
Other risks	29,550	28,700	14,778	6,282	37,190
Deferred taxes	4,871	3,624	1,094	3,548	3,853
Retirement and similar benefits	25,811	4,853	4,550	6	26,108

Sub-total 2	64,329	40,678	24,519	9,836	70,652

Provisions for depreciations
Intangible assets	915	—	—	—	915
Investments	102,795	6,099	27,125	—	81,769
Other	4,155	15,112	6,438		12,829
Marketable securities	2,181	37	1,130	—	1,088

Sub-total 3	110,046	21,248	34,693	—	96,601

Total	174,504	61,926	59,223	9,836	167,371

Provisions for contingencies

Other provisions for contingencies are primarily in respect of exceptional charges due to the restructuring of the Seagram distribution network that was jointly acquired with Diageo. Provision charges and reversals for the period relate to the liquidation of Seagram group companies.

Retirement benefit provisions and other long-term employee benefits

DESCRIPTION AND RECORDING OF COMMITMENTS

Pernod Ricard commitments comprise:

•	long-term post employment employees benefits (retirement benefits, pension, medical expenses, etc.);

•	long-term advantages granted to employees during the period of employment;

The liability relating to the Company’s net employee benefit commitments is recorded under provisions for contingencies in balance sheet liabilities.

CALCULATION OF PROVISION FOR NET COMMITMENT

Pernod Ricard’s current commitment is equal to the difference, for each plan, between the current value of employee commitments and the value of the assets paid into specialised funds to finance them.

The current value of employee commitments is calculated by using the prospective method with end-of-career salary projections (projected credit unit method). Calculations are made at each year-end, and individual employee data is reviewed at least every three years. Economic assumptions (inflation rate, discount rate, expected rate of return on assets) and workforce assumptions (primarily average salary increase, employee turnover, life expectancy) are included in those calculations.

Hedging assets are valued at their market value at each year-end.

RECOGNITION OF ACTUARIAL DIFFERENCES

Actuarial differences mainly arise when estimates differ from actual figures (for instance, on the expected value of assets compared to their actual value at year-end) or when long-term actuarial assumptions change (discount rate, rate of salary increase, etc.).

In the case of long-term benefits during the period of employment (such as long-service bonuses), a provision for the full difference is made at each year-end.

In other cases, provisions for actuarial differences are made only from the time when, for a given plan, they represent more than 10% of the highest value between the gross commitment and the market value of the hedging assets (“corridor” principle). A straight line provision is made on the basis of the average remaining number of years of service to be performed by employees under the given plan (actuarial difference amortisation).

Analysis of charges for the period

The expense recognised in respect of the above commitments includes:

•	the charge relating to the acquisition of one additional year of rights;

•	the charge relating to the change in the discounting of rights existing at the beginning of the year, taking into account that a full year has passed;

•	the income expected to be generated by assets;

•	the income/charge corresponding to the amortisation of positive or negative actuarial differences;

•	the income/charge generated by changes in plans or the implementation of new plans;

•	the income/charge generated by all plan reductions or liquidations.

Provisions for depreciations

Investment provisions for depreciations include, in particular, provisions for depreciations relating to Seagram group companies that will be sold or liquidated. Provision reversals for the period relate to the liquidation of Seagram group companies.

Other provisions for depreciations relate to a write down of the receivables of Seagram group companies.

NOTE 10 - ELEMENTS RELATING TO SEVERAL BALANCE SHEET ITEMS

In euro thousand	Amount relating to companies

Balance sheet items (gross value)	Subsidiaries	Associate companies

Equity investments	1,351,666	99,535
Equity investment related receivables	257,140
Trade and related receivables	5,839
Other receivables	15,032	11,207
Long-term debt and borrowing	—
Trade and related liabilities	3,753
Other liabilities	210,599	17,842

NOTE 11 - ADJUSTMENT LIABILITIES

In euro thousand	At 01.01.2004	Increases	Decreases	At 30.06.2005

Deferred income	48,157	—	36,045	12,112
Currency translation adjustment	34,333	2,450	34,333	2,450

Total	82,490	2,450	70,378	14,562

Most deferred income relates to the sale of future receivables to a financial institution in December 2003.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 12 - ACCRUED INCOME AND EXPENSES

Accrued income

In euro thousand	Amount

Accrued income amounts reported in the following balance sheet accounts
Equity investments related receivables	7,683
Other investments	—
Trade and related receivables	5,839
Other receivables	16,759
Cash and equivalents	—

Total	30,281

Accrued expenses

In euro thousand	Amount

Accrued income amounts reported in the following balance sheet accounts
Borrowings from financial institutions	7,934
Other financial debt	—
Operating liabilities	32,810
Other liabilities	1,291

Total	42,035

NOTE 13 - OCEANE CONVERTIBLE BONDS

On 13 February 2002, the Company issued 4,567,757 bonds convertible and/or exchangeable into new or existing shares (OCEANE bonds) with a nominal value of €107 each for €488,749,999. The bonds had a duration of 5 years and 322 days from 13 February 2002. Redemption should take place on 1 January 2008 at a redemption price of €119.95 per OCEANE bonds. The OCEANE bonds bore interest at 2.5% per annum payable in arrears on 1 January of each year.

The OCEANE bonds conversion or exchange option could be exercised as from 13 February 2002 and up to the 7th working day prior to the redemption date

As from 14 February 2003, following the capital increase by capitalisation of reserves and the issue of new shares in the ratio of one new share for four shares held, the OCEANE bonds allocation ratio was adjusted. Thus, the bonds give right to the conversion and/or exchange for 1.25 Pernod Ricard share, or a conversion rate per share of €95.96.

At 30 June 2005, 4,567,614 OCEANE bonds were outstanding, as 143 bonds had been exchanged for 178 Pernod Ricard shares in May 2005.

At 30 June 2005, these bonds had been recorded at their full value, redemption premium included, thus amounting to €547,885,299.

NOTE 14 - BORROWINGS FROM FINANCIAL INSTITUTIONS

For the Seagram acquisition, the Company partly accessed a syndicated loan, amounting to a principal amount of €1.1 billion at 31 December 2001. This loan was largely repaid by the OCEANE issue in February 2002 and the disposal of various non-strategic assets.

On 4 August 2004, the Pernod Ricard Group entered into a new multicurrency syndicated bank loan for a total amount of €1.4 billion and a duration of five years.

This enabled the Group to repay the balance on the Seagram acquisition loan entered into on 28 March 2001 and to benefit from more favourable financing conditions:

•	elimination of constraints and guarantees of the previous loan;

•	reduction of the margin paid.

Pernod Ricard’s share of the loan amounted to €71.3 million and was fully repaid at 30 June 2005.

This financing led to the issuance of guarantees, as disclosed in Note 21.

NOTE 15 - PERPETUAL SUBORDINATED NOTES (TSDI)

On 20 March 1992, the Company issued notes outside France in the form of Perpetual Subordinated Notes (TSDI) for a total nominal amount of €61 million.

These Notes were “repackaged” after an agreement with a third party company was signed at the time of the issue.

The net amount available at 30 June 2005 was €26.8 million and was reported as “Financial Debt”.

The outstanding amount corresponds to the amount made available to the Group at issue date, after restatement of non-deductible interest.

NOTE 16 - BREAKDOWN OF INCOME TAX

In euro thousand	Total	Ordinary activities	Exceptional activities

Profit/(loss) before income tax	159,607	226,047	(66,440)
Income tax credit - pre-Group Tax consolidation	48,211	30,586	17,625
Income tax credit - Group Tax consolidation	(30,112)	—	(30,112)

Total	177,706	256,633	(78,927)

Within the framework of the Group tax consolidation, Pernod Ricard Group’s loss carry over amounted to €89.0 million in the short term and €193.0 million in the long term for the period from 1 January 2004 to 30 June 2005.

NOTE 17 - INCREASE AND DECREASE OF DEFERRED TAX LIABILITY

In euro thousand	Tax amount

Nature of timing differences
Organic and others	110
Retirement benefits	1,822
OCEANE convertible bond redemption premium	5,269

Deferred tax liability decreases	7,201

The tax rate used is 34.93%, corresponding to the tax rate in effect for 2005.

NOTE 18 - DIRECTORS’ REMUNERATION

The remuneration paid to the five highest paid persons over the 18 month period amounted to €8,709,050.

NOTE 19 - OPERATING INCOME

Operating income is primarily derived from brand royalties, which amounted to €59.6 million.

Other income primarily consisted of €29 million in operating costs transfers relating to the rebilling of advertising space purchasing and various services costs.

The Company does not earn any other income from its subsidiaries for its general and coordination services.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

NOTE 20 - EXCEPTIONAL EXPENSES AND INCOME

In euro thousand	Amount

Operating activities	—
Investment activities	(74,543)
Provision reversals and cost transfers	8,103

Net exceptional expenses	(66,440)

Exceptional expenses primarily relate to the Allied Domecq acquisition expenses (€40 million) as well as losses on the liquidation of Seagram group companies.

NOTE 21 - OFF-BALANCE SHEET COMMITMENTS

Commitments given

In euro thousand	Amount

Guarantees for the benefit of subsidiaries	1,652,477
Operating leases	12,243
Guarantees for the benefit of third parties	—

Total	1,664,720

Including guarantees given, relating to:

•	the syndicated loan. The loans contracted by subsidiaries of the Pernod Ricard Group and outstanding at 30 June 2005 amounted to €924 million;

•	loans and commercial paper.

Within the framework of the Allied Domecq acquisition on 26 July 2005, the Group committed itself to Allied Domecq shareholders to purchase all their shares in the company, that is 1,106,570,316 shares, as well as all exercisable options. These shares were acquired at a price of £6.70 per share, settled for £5.45 in cash and for £1.25 in Pernod Ricard shares. 17,483,811 Pernod Ricard shares were issued for that purpose.

The operating lease relating to the premises at 12 place des Etats-Unis, Paris 16th, amounted to €12.2 million.

The Company, pursuant to Section 17 of the Companies (Amendment) Act, 1986 (Republic of Ireland), irrevocably guaranteed for the 2004/2005 period, the liabilities of the following subsidiaries: Comrie Plc, Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd. and Irish Distillers Holdings Ltd.

Within the framework of the right to individual training, the aggregate number of training hours corresponding to acquired rights for the 2005 fiscal year, is 1,100 hours, including 663 hours for which no request had been made at 30 June 2005.

NOTE 22 - AVERAGE WORKFORCE AT 30 JUNE 2005

	Company	On secondment

Managers	88	2
Supervisors and technicians	24	—
Employees (1)	14	—

Average headcount	126	2

(1) Excluding 3 apprentices.

NOTE 23 - SUBSIDIARIES AND ASSOCIATE COMPANIES AT 30 JUNE 2005

In euro thousand	Share capital	Shareholders’ equity before net profit allocation	% owned	Book value of equity investment		Loans	Guarantees and pledges	Net sales	Net profit/ (loss)	Dividends received

				Gross	Net

EQUITY INVESTMENTS IN SUBSIDIARIES EXCEEDING 1% OF PERNOD RICARD SA SHARE CAPITAL (1)

Ricard 4 et 6, rue Berthelot, 13014 Marseille (France)	54,000	105,247	100.00	67,227	67,227			648,357	64,885	107,012

Austin Nichols 777 Westchester Avenue White Plains, N.Y. 10604 (USA)	1	224,448	100.00	168,118	168,118		430,036	88,231	46,663

Pernod 120, avenue du Maréchal-Foch, 94015 Créteil (France)	40,000	131,514	100.00	94,941	94,941			442,622	5,381	9,185

Compagnie Financière des Produits Orangina 17, boulevard de l’Europe, BP241 13747 Vitrolles Cedex (France)	10,000	11,670	99.97	39,587	39,587			9,291	22,492	23,066

Pernod Ricard Europe 2, rue de Solférino, 75340 Paris cedex 07 (France)	40,000	59,444	100.00	36,406	36,406			48,895	5,880

Campbell 111/113 Renfrew Road Paisley, PA3 4DY (Scotland)	11,075	33,084	95.98	40,198	40,198				(421)

Santa Lina 12, place des États-Unis 75116 Paris (France)	4,158	202,665	99.98	145,274	145,274				(98,918)

Pernod Ricard Finance 12, place des États-Unis 75116 Paris (France)	77,000	112,774	100.00	89,220	89,220		688,735		(8,870)

Résidences de Cavalière 83290 Cavalière (France)	649	969	99.98	3,125	1,107			78	326

Pernod Ricard Australia 33 Exeter Terrace, Devon Park SA 5008 (Australia)	125,927	135,889	100.00	151,789	151,789				18,847	17,806

Comrie Temple Chambers 3, Burlington Road Dublin 4 (Ireland)	64,829	312,605	100.00	64,833	64,833	224,730	48		46,519

Yerevan Brandy Company 2, Admiral Isakov Avenue, Yerevan 375092 (Republic of Armenia)	16,477	44,008	100.00	27,856	27,856		3,721	30,173	18,086

Pernod Ricard Acquisition II 777 Westchester Avenue White Plains, NY 10604 (USA)	620,245	618,892	20.00	167,038	167,038	5,390			44,157	16,170

Établissements Vinicoles Champenois 12, place des États-Unis 75116 PARIS (France)	71,675	186,695	100.00	100,955	100,955		281,178		182,280	100,921

International Cognac Holding 7, place Edouard Martell 16 100 Cognac (France)	42,240	19,698	100	42,240	42,240				(5,573)

SAS Lina 3 2, rue de Solférino 75007 Paris (France)	83,735	83,723	100	83,725	83,725				(6)

(1) This schedule excludes information relating to to former Seagram companies that are not consolidated.

INFORMATION ON OTHER SUBSIDIARIES AND ASSOCIATE COMPANIES

Subsidiaries
- French	507	373
- Foreign	28,625	26,008	26,941	3,627

Associate companies
- French	76	23
- Foreign	99,459	22,593		12

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Financial results of the previous five fiscal years (1)

In euro	2000	2001	2002	2003	18 months 30.06.2005

Share capital at year-end
Share capital value	171,921,818	174,798,646	174,800,522	218,500,651	218,500,651
Number of shares issued at 30.06.2005	56,386,660	56,386,660	56,387,265	70,484,081	70,484,081
Number of convertible bonds issued	—	—	4,567,757	4,567,757	4,567,614
14 February 2003 stock dividend (dividend rights from 1 January 2002)	—	—	14,096,816	—	—

Operating results
Net sales (excluding duties and taxes)	—	—	—	—	—
Profit before taxes, amortisation, depreciation and provision charges	55,261,384	110,838,645	292,529,799	242,631,812	156,137,583
depreciation and provision charges	15,088,284	21,877,829	70,210,817	15,610,839	18,099,330
Net profit/(loss)	68,827,725	(74,537,885)	345,778,498	249,015,436	177,706,014
Dividends distributed (2)	90,218,656	101,495,988	126,871,346	138,148,799	—

Earnings per share (EPS) and dividend per share
EPS - After tax profit, but before depreciation, amortisation and provision charges	1.25	2.35	6.43	3.66	2.47
EPS - Net profit	1.22	(1.32)	6.13	3.53	2.52
Dividend per share (2)	1.60	1.80	1.80	1.96	—
Dividend per share - adjusted for share capital movements (3)	1.28	1.44	1.80	1.96	—

Personnel
Number of employees	49	56	88	117	126
Total payroll	5,729,006	7,403,821	11,891,471	15,871,787	28,807,092
Social security charges	2,267,518	2,919,785	5,490,206	6,786,216	9,277,720

(1) For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euro and rounded to the nearest Euro cent.
(2) Total 2005 dividends will be decided by the General Meeting of 10 November 2005 (dividends relating to the 18 month financial year - 1 January 2004 to 30 June 2005).
(3) Dividend restated to take into account changes in Group structure between 31 December 2002 and the date of net profit allocation.

Dividend distribution during previous five fiscal years (1)

In euro
Year	Payment dates	Cash dividend	Tax credit	Gross dividend	Annual total

1999	12.01.2000	0.75	0.375	1.125	2.40
	10.05.2000	0.85	0.425	1.275

2000	11.01.2001	0.80	0.40	1.20	2.40
	10.05.2001	0.80	0.40	1.20

2001	10.01.2002	0.80	0.40	1.20	2.70
	11.06.2002	1.00	0.50	1.50

2002	14.01.2003/05.03.2003 (2)	0.90	0.45	1.35	2.70
	15.05.2003	0.90	0.45	1.35

2003	13.01.2004	0.90	0.45	1.35	2.94
	25.05.2004	1.06	0.53	1.59

2004/2005	11.01.2005	0.98		0.98	(3)
	07.06.2005	1.16		1.16

(1) For comparative purposes, historical data in French Francs for 1999 and 2000 has been converted into Euro and rounded to the nearest Euro cent.

(2) The new shares, resulting from the increase in share capital through the incorporation of reserves and the distribution of a stock dividend with effect from 14 February 2003, on the basis of one new share for every 4 existing shares held, were created with dividend rights from 1 January 2002 and on registration had the right to an interim cash dividend of 0.90 Euro per share paid to holders of existing shares on 14 January 2003.

(3) First and second interim dividend payments for the 2004/2005 financial year (18 months). The General Meeting of 10 November 2005 will decide on the remaining balance to be distributed.

Unclaimed dividends are transferred to the Public Treasury five years after their due date.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Equity investments at 30 June 2005

In euro
French equity investments with a net book value in excess of € 100,000	Number of shares	Net book value

Santa Lina	20,047	145,274,185
EVC	234,989	100,955,022
Pernod	2,579,984	94,940,630
Pernod Ricard Finance	10,317,433	89,220,484
Lina 3	837,350	83,725,405
Ricard	1,749,991	67,227,023
ICH	42,600	42,240,000
CFPO	11,907	39,587,134
Pernod Ricard Europe	999,992	36,406,018
Résidences de Cavaliére	205,950	1,107,244
SCI du Domaine de Cavaliére	19,400	338,620

Sub-total		701,021,765
Other French companies’ shares		56,842
Equity investments in unlisted foreign companies		668,433,272

Total		1,369,511,878

Statutory Auditors’ Report on
the annual financial statements
18-month period ended 30 June 2005

In compliance with the assignment entrusted to us by the General Meeting, we hereby present our report relating to the 18 month fiscal year ended 30 June 2005, on:

•	the audit of the accompanying financial statements of Pernod Ricard SA,

•	justification of our assessments,

•	the specific procedures and disclosures required by law.

The financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with accepted professional standards in France. These standards require that we carry out diligence procedures in order to verify that annual accounts do not contain significant errors. An audit includes the examination, through review, of evidence supporting the data contained in the accounts. An audit also includes as sessing the accounting principles used and the significant estimates retained in the preparation of the accounts, as well as evaluating the overall adequacy of their presentation. We believe our audit provides a reasonable basis for our opinion expressed below.

We certify that, according to French accounting standards and principles, the annual accounts are accurate and fair and give an accurate view of the results from operations of the period as well as the financial position and assets of the Company at the end of the period.

Without prejudice to our aforementioned opinion, we would like to bring to your attention the Note relating to the change of the year end. As a result of the resolution of the Combined General Meeting of 17 May 2004, the fiscal year was extended for six months and ended on 30 June 2005.

Justification of Auditors’ assessments

In application of the provisions of Article L.823-9 of the French Commercial Code regarding the justification of our assessments, we bring to your attention the following matters:

Investments have been valued in accordance with the accounting methods described in the Note “Accounting standards and methods” of the notes to the parent financial statements. Within the framework of our work, we have reviewed the appropriateness of these accounting methods, as well as the reasonableness of the assumptions used and of the valuations resulting therefrom.

The assessments that we have made of these matters fall within the scope of our audit of the annual accounts taken as a whole and contribute to the issuance of the unreserved opinion expressed in the first part of this report.

Specific procedures and disclosures

We have also performed, in accordance with professional standards applicable in France, the specific procedures required by law.

We have no comments to make concerning the fairness and consistency of the information given in the Management Report of the Board of Directors and in the documents addressed to shareholders regarding the financial position and annual accounts.

In accordance with the law, we have assured ourselves that the various information regarding the identification of the share capital and voting rights is included in the Management Report.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable
A. AND L. GENOT
MAZARS & GUÉRARD	DELOITTE & ASSOCIÉS		MEMBER OF KPMG INTERNATIONAL

Frédéric Allilaire	Alain Pons	Alain Penanguer	Jean-Claude Reydel

This is a free translation into English of the statutory auditors’ reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes for the information of the reader, as required under French law in any auditor’s report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors’ assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report, together with the statutory auditors report addressing financial reporting in management’s report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Statutory Auditors’ Special Report
on regulated agreements
18 month fiscal year ended 30 June 2005

As Statutory Auditors of the Company, we hereby present our report on regulated agreements.

1. Agreements authorised during the fiscal year

Pursuant to Article L.225-40 of the French Commercial Code, we have been made aware of the existence of the following agreements that have received prior authorisation from the Board of Directors.

It is not within our mandate to research the potential existence of such agreements, but to communicate to you, on the basis of information provided to us, the key details and modalities of the agreements which we have been made aware, without having to provide a decision on their usefulness or validity. It is your responsibility, pursuant to the provisions of Article 92 of the Decree of 23 March 1967, to assess the usefulness of the conclusion of such agreements, in light of their approval.

We have performed our work in accordance with the professional standards applicable in France. These standards require that we will carry out diligence procedures in order to verify that the information provided to us agrees with the source documents from which it arises.

1.1 AGREEMENT CONCLUDED REGARDING THE REFINANCING OF THE SEAGRAM DEBT

1.1.1 Revolving credit agreement

In order to refinance the Seagram debt, your Board of Directors, convened on 28 July 2004, approved Pernod Ricard’s commitment as co-borrower to a multi currency syndicated revolving credit for a total of €1.4 billion for a period of 5 years, as well as the participation of Société Générale in this operation.

•

Borrowers: Pernod Ricard, Etablissements Vinicoles Champenois SA, Chivas Brothers (Holdings) Ltd, Austin Nichols and Co Inc, as well as any company in the Pernod Ricard Group which shall become a borrower (including Pernod Ricard Finance SA).

•	Lenders: a syndicate of around twenty banks, including Société Générale, Crédit Suisse First Boston International, Bank of Ireland, JP Morgan Plc and Calyon.

The company incurred €743,000 in interest charges from this loan for the fiscal year ended 30 June 2005.

Directors and Chief Executives concerned: Mr. Patrick Ricard, Mr. Didier Pineau-Valencienne, Mr. Richard Burrows, Mr. Pierre Pringuet and Mr. Jean-Claude Beton.

1.1.2 Joint guarantee commitment provided by Pernod Ricard SA

The Board of Directors, convened on 28 July 2004, authorised a joint, personal and indivisible guarantee commitment by Pernod Ricard SA, in order to guarantee the obligation contracted under the above credit, by its subsidiaries Etablissements Vinicoles Champenois SA, Chivas Brothers (Holdings) Ltd, Austin Nichols and Co Inc, as well as any company in the Pernod Ricard Group which shall become a borrower (including Pernod Ricard Finance SA).

The commitment guarantees the payment of all principal amounts (up to a maximum principal amount of €1.4 billion), plus interest charges, late interest charges, commissions, fees and all other ancillary costs resulting from this credit, by all companies in the borrowing group, or those companies that may join such group in the future.

Directors and Executives concerned: Mr. Patrick Ricard, Mr. Didier Pineau-Valencienne, Mr. Richard Burrows, Mr. Pierre Pringuet and Mr. Jean-Claude Beton.

1.2 AGREEMENT CONCLUDED WITH PERNOD RICARD FINANCE SA

The Board of Directors, convened on 28 July 2004, authorised the irrevocable commitment of Pernod Ricard SA to subscribe to a capital increase in Pernod Ricard Finance SA in the event of the exercise of the intra-group loan put option, to the end of enabling Pernod Ricard Finance SA to fulfill its obligations in this regard. This put option may not be transferred to a third party of the Pernod Ricard Group.

This assumption has yet to arise.

Directors concerned: Mr. Patrick Ricard and Mr. Richard Burrows.

1.3 AGREEMENT CONCLUDED WITH THE PAUL RICARD ESTATE

The Board of Directors, convened on 28 July 2004, authorised the acquisition by the Company of 580 capital shares of SCI Domaine de Cavalière, held by the Paul Ricard estate, at a price of €8,845, totalling the book value of these shares.

Directors concerned: Mrs. Béatrice Baudinet, Mrs. Danièle Ricard and Mr. Patrick Ricard.

1.4 RENEWAL OF BRAND LICENSING AGREEMENTS

The Board of Directors, convened on 2 November 2004, authorised the renewal of four contracts concluded in 1975 and expiring on 31 December 2004, by which the Company transferred brand licenses, processes and production formulas to its main French subsidiaries, Ricard SA, Pernod SA, Renault Bisquit SA and Cusenier.

1.4.1 With Pernod SA

The Board of Directors approved the renewal of the brand licensing agreement for the Soho, Suze and Dita brands.

Directors concerned: Mr. Patrick Ricard, Mr. Richard Burrows, Mr. François Gérard and Mr. Pierre Pringuet.

1.4.2 With Cusenier

The Board of Directors approved the renewal of the brand licensing agreement for the Bartissol, Cinzano, Ambassadeur and Cintra, and Yucatan brands.

Director concerned: Mr. Patrick Ricard.

1.4.3 With Renault Bisquit SA

The Board of Directors approved the renewal of the brand licensing agreement for the Bisquit brand. The performance of this contract resulted in the Company billing Renault Bisquit SA company €428,000 in the fiscal year ended 30 June 2005. Director concerned: Mr. Patrick Ricard.

1.4.4 With Ricard SA

The Board of Directors, convened on 12 May 2005, amended the terms of the previously updated agreements with Ricard SA. The Board of Directors approved the renewal of the brand licensing agreement for the Altaï, Cantagas, Vana, Chantemerle, Ventadour, Alaska, Karinskaya, Dubonnet and Dorville brands.

Directors concerned: Mr. Patrick Ricard, Mr. Richard Burrows and Mr. Pierre Pringuet.

1.5 AGREEMENTS CONCLUDED WITHIN THE FRAMEWORK OF THE ALLIED DOMECQ ACQUISITION

1.5.1 The Board of Directors, convened on 19 April 2005, approved loan agreements in the amount of €9.3 billion to be signed for the acquisition of Allied Domecq Plc, as well as the different related Accession Letters.

Borrowers: Pernod Ricard SA, Goal Acquisitions (Holdings) Ltd, Pernod Ricard Finance SA, Chivas Brothers Limited, Martell & Co, Etablissements Vinicoles Champenois SA, Austin Nichols and Co, Chivas Brothers (Holding) limited.

Lenders: JP Morgan Plc, Morgan Stanley Bank International Ltd, BNP Paribas, Royal Bank of Scotland, and Société Générale (as manager), BNP Paribas (as agent).

No financial charges on these loans were incurred in the fiscal year ending 30 June 2005, as they only entered into force after 30 June 2005.

Directors concerned: Mr. Patrick Ricard, Mr. Richard Burrows, Mr. Pierre Pringuet, Mr. Jean-Claude Beton, Mr. François Gérard and Mr. Rafael Gonzalez-Gallarza.

1.5.2 The Board of Directors, convened on 19 April 2005, authorised the disposal by Santa Lina to Pernod Ricard SA of all of the shares of Lina 3 SAS, which at that time was a fully-owned subsidiary of Santa Lina. The Board of Directors, convened on 12 May 2005, authorised the financial conditions of this disposal; the Company will acquire the Lina 3 shares for an amount equal to €83,725,405, which is the equity value of Lina 3 at 12 May 2005, following the recent recapitalisation of the latter.

Director concerned: Mr. Pierre Pringuet.

The Board of Directors also authorised, on that same day, that this operation be financed by a loan with Pernod Ricard Finance SA, a fully-owned subsidiary.

This loan will be granted in accordance with the terms of the current treasury agreement concluded on 30 June 2004 between Pernod Ricard SA and Pernod Ricard Finance SA for a total amount of €83,725,405.

Directors concerned: Mr. Patrick Ricard and Mr. Richard Burrows.

1.5.3 The Board of Directors, convened on 29 June 2005, authorised the disposal by Santa Lina to Pernod Ricard SA of all of the shares of Lina 5 SAS, until then a subsidiary of Santa Lina SA. The disposal price was set at €30,500, corresponding to the equity value of the company at 29 June 2005.

This disposal becomes effective in the next fiscal year.

Directors concerned: Mr. Patrick Ricard and Mr. Pierre Pringuet.

1.5.4 In order to enable Comrie Plc, subsidiary of Pernod Ricard, to refinance its debt and to participate in the financing of Allied Domecq, the Board of Directors, convened on 29 June 2005, authorised a loan agreement by Pernod Ricard to its Comrie Plc subsidiary, as was proposed. This loan may total a maximum amount of €2 billion; it will be renewable for a period of 1 to 6 months, with a term not exceeding 5 years. It will carry interest at EURIBOR +0.5% to +1% rate, based on the definitive financing costs of Pernod Ricard.

No financial charges on this loan were incurred in the fiscal year ending 30 June 2005, as this loan only entered into force after 30 June 2005.

Director concerned: Mr. Patrick Ricard.

2. Agreements authorised in previous fiscal years whose performance continued during the period

In addition, in application of the decree of 23 March 1967, we were informed of the following agreements which were approved in the previous fiscal year and whose performance continued in the 2004/2005 fiscal year.

2.1 JOINT GUARANTEE AGREEMENTS

2.1.1 Agreements concluded with Pernod Ricard Finance SA

2.1.1.1 The Company issued, on behalf of Pernod Ricard Finance company and for the benefit of the holders of its commercial paper, an irrevocable and unconditional guarantee carrying an 0.10% annual commission. This guarantee amounted to €643,000,000 at 30 June 2005.

The Company billed €931,944 in commissions for the fiscal year ended 30 June 2005.

General information on the Company and its share capital - Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

2.1.1.2 The issue, to the benefit of Pernod Ricard Finance to Caisse d’Epargne Provence Alpes-Corse, of an irrevocable and unconditional guarantee on the repayment of principal and interest on an initial loan of €45,734,705, granted by this financial institution to Pernod Ricard Finance, until its expiry on 14 March 2007.

This guarantee carries a 0.10% annual commission on the amounts guaranteed.

The Company earned €68,414 in commission for the fiscal year ended 30 June 2005 on an outstanding balance of €45,734,705.

2.1.2 Agreement concluded with Comrie

The Company is guarantor to Société Générale in connection with the loan notes amounting to €48,487 at 30 June 2005.

2.2 BRAND AGREEMENTS

2.2.1 Brand licensing agreement

2.2.1.1 The Company established a brand licensing agreement with Ricard SA from 1 January 2004 to 31 December 2008, renewable by tacit agreement.

The Company earned €37,667,192 in royalties from the brand licensing agreement in fiscal year ended 30 June 2005.

2.2.1.2 The Company established a brand licensing agreement with Pernod SA from 1 January 2004 to 31 December 2008, renewable by tacit agreement.

The Company earned €19,995,654 in royalties from this brand licensing agreement in the fiscal year ended 30 June 2005.

2.2.1.3 The concession contract established with Cusenier on 1 January 1996. The Company earned €1,268,818 in royalties from this brand licensing agreement in the fiscal year ended 30 June 2005.

2.2.2 Operating license concessions

The Company assigned to Ricard SA the international exploitation rights to the Dorville brand since October 2002, subject to the payment of royalties equal to 3% of related net sales. The Company earned €32,998 in royalties in the 2004/2005 fiscal year.

2.2.3 Exclusive licensing agreement

The Company and Spirit Partners established an exclusive licensing agreement, effective from 1 January 2004, for a period of 5 years and renewable by tacit agreement. The license will be granted subject to the payment by Spirit Partners to the Company of an annual royalty equal to 2% of the net sales realised from the use of these brands.

The royalties, net of VAT, collected in the 2004/2005 fiscal year amounted to €24,622.

2.3 ADVANCES, LOANS AND BORROWINGS

2.3.1 Loan agreement concluded with Havana Club Holding

In the context of the resumption of the distribution activity in Cuba, the Board of Directors authorised two loans for the benefit of Havana Club Holding SA:

•

the first loan is for a maximum amount of US$7,390,000, with a 7.5% annual interest rate and a five-year term. It was drawn in the amount of US$7,000,000 and was subject to finance charges of €515,800 for the 2004/2005 fiscal year;

•	the second loan, for a maximum amount of US$834,000, with a 7.5% annual interest rate and a six-year term (with a grace period of one year). This loan has not been drawn.

These two loans were concluded so that Havana Club Holding SA could finance Havana Club International SA.

2.3.2 Treasury agreements concluded with the Pernod Ricard Finance company

The Company concluded a treasury agreement with Pernod Ricard Finance SA, effective since 1 January 2004, the purpose of which is to combine, under a single agreement, all existing bilateral treasury agreements between Pernod Ricard Finance and other Pernod Ricard Group companies that are not integrated into the centralised automated treasury system, and to standardise, update and specify the terms and conditions relating to interest charges relative to these loans and advances arising from the centralised treasury function.

Under this agreement, the Company was invoiced €5,068,756 in interest charges by Pernod Ricard Finance, and in turn invoiced €618,636 in interest charges during the 2004/2005 fiscal year.

2.3.3 Advance granted to Comrie

A non-interest bearing advance, drawn in the amount of €224,729,667 at 30 June 2005.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable
A. AND L.GENOT
MAZARS & GUÉRARD		DELOITTE & ASSOCIÉS	MEMBER OF KPMG INTERNATIONAL
Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Presentation
and text of the resolutions
proposed to the Annual General Meeting

contents

240	Presentation of the resolutions

ORDINARY RESOLUTIONS

EXTRAORDINARY RESOLUTIONS

244	Agenda & draft resolutions

AGENDA

DRAFT RESOLUTIONS

258	Special Report of the Statutory Auditors

[GRAPHIC APPEARS HERE]

Presentation of the resolutions

ORDINARY RESOLUTIONS

We would ask that you approve the corporate and consolidated financial statements for the financial year ended 30 June 2005 and propose that you resolve to distribute a dividend of 3.22 euros per share. Taking into account the payment by the Company of interim dividends of 0.98 euros and 1.16 euros per share on 11 January and 7 June 2005, respectively, the balance of 1.08 euros per share would be distributed on 17 November 2005.

In accordance with the French Amended Finance Act for 2004, we propose that you transfer a sum of 200,000,000 euros entered in the “Long-term capital gains special reserve” to the “Other reserves” account.

As the terms of office of Mrs. Danièle Ricard, and of Messrs. Jean-Claude Beton and Gérard Théry are due to expire at this General Meeting and as Mr. Jean-Claude Beton, given his age, has decided not to request a new term of office, we propose that you re-elect Mrs. Danièle Ricard and Mr. Gérard Théry and that you do not renew the term of office of Mr. Jean-Claude Beton.

We propose that you set the aggregate amount of directors’ fees allocated to the Board of Directors for the financial year ending 30 June 2006 at 583,100 euros.

We also propose that you renew the term of office of Deloitte & Associés as Statutory Auditor and BEAS SARL as its substitute Statutory Auditor, as their terms of office expire at this General Meeting. Moreover, the Board believes that two Statutory Auditors are sufficient. Accordingly, we propose that you do not renew the term of office as Statutory Auditor of the André & Louis Genot firm, which is due to expire at this General Meeting.

Pursuant to the share repurchase program authorised by the General Meeting of 7 May 2003, 1,757,821 shares were bought on the stock market between 1 June and 3 November 2004 at a weighted average price of 101.93 euros per share. Such shares were allocated, up to 757,821 shares to the stock options plan implemented on 2 November 2004 for the benefit of the personnel of the Company and its Group and up to 380,355 shares to the stock options plan decided by the Board of Directors Meeting of 25 July 2005 (same beneficiaries). The balance, i.e. 619,645 shares, has been allocated for the purpose of being contributed to the reserve of future stock options plans that could be decided in the future.

As of 21 September 2005, the total number of shares held by the Company amounted to 3,268,574 (i.e. 3.49% of the share capital). Such shares have been either allocated to stock options plans already implemented or allocated for the purpose of being contributed to the reserve of future stock options plans that could be decided in the future.

In the thirteenth resolution, we propose that you replace this share repurchase program with a new share repurchase program for a term of 18 months. Purchases could be made within the limit of 10% of the share capital (e.g., 9,367,223 shares, on the basis of the number of shares outstanding at 21 September 2005), for the following purposes in particular:

•	granting shares to the Company and its Group employees and/or officers, in any authorised form, in particular by granting stock options or as part of employee profit sharing plans;

•	making free allocations of shares to employees and/or officers;

•	delivering shares upon the exercise of rights attached to securities giving access to the share capital;

•	using them as a means of payment or exchange, in particular in connection with external growth transactions;

•	cancelling shares; or

•

enabling an investment services intermediary (“prestataire de services d’investissement”) to act on the secondary market under a liquidity agreement, in compliance with the terms of a code of conduct approved by the French Autorité des marchés financiers, and in accordance with the terms and conditions set by French regulations and recognised market practices.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

EXTRAORDINARY
RESOLUTIONS

Most of the extraordinary resolutions submitted for your approval relate to (i) changes in the by-laws, (ii) new delegations of authority or authorisations to be granted to the Board of Directors, and (iii) the approval of the merger of SIFA.

Changes to the by-laws

Under French ordinance no. 2004-604 of 24 June 2004 it is now possible to grant the Board of Directors the authority to decide on the issue of ordinary bonds without the General Meeting’s prior consent, unless this power is reserved for General Meetings under the by-laws. As a result, we propose that you amend articles 15, 23 and 34 of the by-laws accordingly in order to grant such authority to the Board of Directors.

Moreover, we propose that you include in article 21 of the by-laws the possibility granted by French Act no. 2005-842 of 26 July 2005, known as the “loi Breton”, to authorise the Directors to take part in Board meetings by telecommunications methods (such as a telephone conference, subject to publication of the corresponding implementing decrees).

Lastly, the two Acts mentioned above have changed certain mandatory rules applicable to French “sociétés anonymes”. In particular, they have:

•	clarified the terms and conditions of share capital increases;

•

introduced the possibility for General Meetings to delegate their authority to the Board of Directors to decide to increase the share capital. Accordingly, the General Meeting only sets the term of this delegation and the total ceiling in terms of share capital;

•	changed the procedure for identifying shareholders;

•	provided that any agreement regarding the remuneration of managers must be subject to the related-party agreements procedure; and

•	reduced the quorum requirements for Ordinary, Extraordinary and Special General Meetings.

Accordingly, your Board of Directors proposes that you amend articles 7, 10, 27, 34 and 35 of the by-laws in accordance with the terms of the draft resolution provided for this purpose.

Authorisation to be granted to the Board of Directors to cancel the Company’s shares purchased by it

In the thirteenth resolution mentioned above, we propose that you authorise the Board of Directors to purchase shares of the Company within the limit of 10% of the share capital, in accordance with the provisions of Article L.225-209 of the French Commercial Code.

Among the objectives of this process is the possible cancellation of the shares thus purchased in order to improve earnings per share and return on equity.

As a result, in the seventeenth resolution, the Board of Directors requests an authorisation to reduce the share capital with a view to cancelling all or part of the shares bought by the Company within the scope of the above-mentioned share repurchase programme, within the limit of 10% of the capital.

The financial impact of such a transaction is described in the information notice which would, as the case may be, be published by the Company in accordance with the regulations in force.

The authorisation requested, which would cover a period of 24 months as from the date of this General Meeting, would supersede the delegation granted by the General Meeting of 17 May 2004.

Delegation of authority to the Board
of Directors to issue ordinary shares
and securities giving access to the share
capital

To enable the Company to call for funds on the financial market rapidly, if necessary, in the eighteenth and nineteenth resolutions, we propose that you delegate to the Board of Directors the authority to decide on the issue of shares and securities giving access to the Company’s share capital.

The total nominal amount of ordinary shares that may be issued by virtue of these delegations may not exceed a maximum of two hundred million euros (the “Total Share Maximum”). This maximum would not include the overall par value of the additional shares that may be issued in accordance with the law in order to preserve the interests of the holders of securities giving access to the capital.

The total nominal amount of debt instruments giving access to the share capital and likely to be issued by virtue of these delegations may not exceed a maximum of three billion euros (the “Total Debt Maximum”).

In case of cancellation of the preferential subscription right, the issue price of ordinary shares would be at least equal to the weighted average of the opening market prices over the last three trading days prior to the setting of the subscription price, less, where applicable, a discount of 5%, after adjustment of this amount, where applicable, to take into account the difference in the date on which the shares shall earn dividends (“date de jouissance”). The issue price of securities giving access to the share capital would be such that the amount received immediately by the Company, plus, where applicable, the amount likely to be received subsequently by the Company, would be, for each ordinary share issued as a result of the issue of these securities, at least equal to the issue price referred to above after adjustment of this amount, where applicable, to take into account the difference in the date on which the shares shall earn dividends.

The Board of Directors would also be able to grant shareholders a priority period to subscribe for the securities issued where their preferential subscription right does not apply.

Moreover, in the twentieth resolution, we propose that you authorise the Board to increase the number of shares to be issued within the limit of 15% of the initial share issue, within 30 days of closing of the subscription period, in order to meet effective demand for the aforementioned issues, if applicable.

The delegations of authority and authorisations requested would be granted for a period of 26 months, and, where applicable, would supersede the delegations and authorisations of the same nature granted by the General Meeting of 17 May 2004.

Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the share capital, in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital

We propose that you delegate to the Board of Directors the authority to issue equity securities or securities giving access to the share capital, within the limit of 10% of the Company’s capital, in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital.

The shares and securities issued pursuant to this delegation would reduce the Total Share Maximum and/or the Total Debt Maximum, as applicable.

This delegation would be granted for a period of 26 months.

Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a share exchange offer launched by the Company

We propose that you delegate to the Board of Directors the authority to issue equity securities or securities giving access to the Company’s share capital, as consideration for the shares tendered during a share exchange offer launched by the Company over the shares that meet the conditions set in Article L.225-148 of the French Commercial Code.

The total nominal amount of shares that may be issued pursuant to this delegation may not exceed a special maximum of two hundred million euros, it being specified that the shares issued would reduce the Total Share Maximum.

The total nominal amount of debt instruments against the Company that may be issued pursuant to this delegation may not exceed a special maximum of three billion euros, it being specified that the debt instruments issued would reduce the Total Debt Maximum.

The delegation of authority requested would be granted for a period of 26 months and would supersede the delegation of the same nature granted by the General Meeting of 17 May 2004.

Delegation of authority to the Board of Directors to issue debt instruments that grant entitlement to the allocation of debt securities

We propose that you delegate to the Board of Directors the authority to issue debt instruments that grant entitlement to the allocation of debt securities such as bonds, assimilated securities, subordinated securities with or without a fixed term, or all other securities granting, within the scope of the same issue, the same claim against the Company.

The total nominal amount of debt instruments against the Company and debt securities to which these instruments grant entitlement issued pursuant to this delegation may not exceed a total maximum of three billion euros, which is set independently of the maximums applicable to the other delegations and authorisations granted by the General Meeting.

The delegation of authority requested would be granted for a period of 26 months.

Delegation of authority to the Board of Directors to increase the Company’s share capital by incorporation of reserves, profits, premiums or other amounts that can be incorporated in the capital pursuant to French law

We propose that you delegate to the Board of Directors the authority to increase the share capital by incorporation of reserves, profits, premiums or other amounts that can be incorporated in the capital pursuant to French law, followed by the issue and the free allocation of shares or by any other means authorised by law, or a combination of these methods.

The nominal amount of issues likely to be made pursuant to these delegations may not exceed a special maximum of two hundred million euros. Such maximum would not take into account the par value of the additional shares to be issued, where applicable, to preserve in accordance with French law the rights of the holders of securities giving access to the Company’s share capital. The shares issued pursuant to this resolution would reduce the Total Share Maximum.

The delegation of authority requested would be granted for a period of 26 months and would supersede the delegation of the same nature granted by the General Meeting of 17 May 2004.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Authorisation for the Board of Directors to proceed with free allocations of the Company’s ordinary shares

We propose that you authorise the Board of Directors to freely allocate, either existing free shares held by the Company, or free shares to be issued, to employees and/or managers and officers of the Company or its af.liates or certain categories of them.

The total number of free ordinary shares allocated pursuant to this authorisation may not represent more than 1% of the Company’s share capital, it being specified that this maximum has been set independently of the maximums applicable to the other delegations and authorisations granted by the General Meeting.

The allocation of the shares to their beneficiaries would only become definitive after a minimum acquisition period of two years and shares must be held by the beneficiaries for a minimum period of 2 years as from the end of such acquisition period.

The authorisation requested would be granted for a period of 26 months.

Authorisation for the Board of Directors to carry out capital increases reserved for the members of a company savings plan

We propose that you authorise the Board of Directors to carry out capital increases by means of the issue of shares or securities giving access to the Company’s share capital reserved for members of a company savings plan set up by the Company or one of its affiliates.

The total number of ordinary shares that would be issued pursuant to this authorisation may not exceed 2% of the Company’s share capital at the close of the General Meeting, it being specified that this maximum would be set independently of the maximums applicable to the other delegations and authorisations granted by the General Meeting.

The authorisation requested would be granted for a period of 26 months and would supersede the delegation of the same nature granted by the General Meeting of 7 May 2003.

Approval of the merger of SIFA and the corresponding capital decrease

We submit the proposed merger of SIFA to your approval.

Under such merger project, SIFA would contribute to the Company all its assets (composed of 7,215,373 shares of the Company), i.e. 1,054,083,018 euros, provided that the Company assumes its liabilities.

It is however specified that the general meeting of SIFA called to deliberate on the merger should approve the distribution of a dividend in a maximum amount of 18.5 million euros which shall be definitively set by the board of directors of SIFA so that, on the effective date of the merger (i.e. on 16 January 2006), the assets (except the 7,215,373 shares of the Company held by SIFA) less the liabilities of SIFA shall be equal to 0.

The exchange ratio of the securities retained would be equal to the ratio existing between the 7,215,373 shares of the Company held by SIFA and the 149,437 shares composing SIFA’s share capital.

In consideration for such net contribution, 7,215,373 new shares of a par value of 3.10 euros each, fully paid-up, would be created by the Company as increase of its share capital by 22,367,656.30 euros. Such shares would be allocated to the owners of the 149,437 shares composing SIFA’s share capital in proportion to their interest in the said share capital.

Consequently, the merger premium would (before review of the value of the assets on the effective date of the merger) be valued at 1,031,715,361.70 euros.

Such issue would not reduce the maximum applicable to the other delegations and authorizations that would be granted by the General Meeting.

The final value of the assets contributed and of the post capital increase merger premium would be revised and definitively set on the effective date of the merger.

Finally, subject to the approval of the merger by the General Meeting and acknowledging that the company does not intend to retain the 7,215,373 shares of the Company contributed by SIFA, we propose that you decide the cancellation of such shares up to 22,367,656.30 euros. The difference between the contribution value of such shares and their nominal value, i.e. 22,367,656.30 euros, would be offset against the post capital increase merger premium, thus reduced to 0.

Agenda & draft resolutions
Combined Annual Ordinary and Extraordinary
Shareholders’ Meeting 10 November 2005

AGENDA

Items on the Agenda presented
to the Ordinary General Meeting:

1- Approval of the corporate financial statements for the financial year ended 30 June 2005;

2- Approval of the consolidated financial statements for the financial year ended 30 June 2005;

3- Allocation of the results for the financial year ended June 30, 2005 and distribution of dividends;

4- Transfer of amounts entered in the “Long-term capital gains special reserve”;

5- Approval of related-party agreements;

6- Non-renewal of Mr. Jean-Claude Beton’s term of office as Director;

7- Renewal of Mrs. Danièle Ricard’s term of office as Director;

8- Renewal of Mr. Gérard Théry’s term of office as Director;

9- Setting the directors’ fees allocated to the Board of Directors;

10- Renewal of the term of office of a Statutory Auditor;

11- Non-renewal of the term of office of a Statutory Auditor;

12- Renewal of the term of office of a substitute Statutory Auditor;

13- Authorisation to be granted to the Board of Directors to purchase, retain or transfer the Company’s shares;

Items on the Agenda presented to the Extraordinary General Meeting:

14- Amendment of articles 15, 23 and 34 of the by-laws to allow the Board of Directors to issue bonds without the General Meeting’s consent;

15- Amendment of article 21 of the by-laws to allow the use of new telecommunications methods to hold Board of Directors’ meetings;

16- Updating of the by-laws in order to comply with the new applicable regulations;

17- Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously;

18- Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription right maintained;

19- Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription right cancelled, with the possibility to grant a priority period;

20- Authorisation granted to the Board of Directors to increase the number of securities to be issued in the event of a share capital increase, with or without cancellation of the shareholders’ preferential subscription right;

21- Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the share capital for up to 10% of the Company’s share capital in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital;

22- Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer launched by the Company;

23- Delegation of authority to the Board of Directors to issue debt instruments that grant entitlement to the allocation of debt securities;

24- Delegation of authority to the Board of Directors to increase the Company’s share capital by incorporation of reserves, profit, premium or other amounts that can be incorporated in the capital pursuant to French law;

25- Authorisation granted to the Board of Directors to proceed with free allocations of the Company’s ordinary shares;

26- Authorisation granted to the Board of Directors to proceed with capital increases reserved for the members of a company savings plan;

27- Approval of the merger of SIFA;

28- Capital decrease not due to losses and merger premium;

29- Powers to carry out the necessary legal formalities.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

DRAFT RESOLUTIONS

Resolutions presented
to the Ordinary General Meeting

First resolution (Approval of the corporate financial statements for the financial year ended 30 June 2005) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2005, and after presentation of the income statement, balance sheet and related notes for the said financial year, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the income statement, balance sheet, notes to the financial statements and all transactions recorded therein, as presented to it.

Second resolution (Approval of the consolidated financial statements for the financial year ended 30 June 2005) - Having reviewed the report of the Board of Directors and the reports of the Statutory Auditors in respect of the financial year ended 30 June 2005, and after presentation of the consolidated income statement, consolidated balance sheet and related notes for the said financial year, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the consolidated income statement, consolidated balance sheet, notes to the consolidated financial statements and all transactions recorded therein, as presented to it.

Third resolution (Allocation of the results for the financial year ended 30 June 2005 and distribution of dividends) – Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings:

•	acknowledges that the profit for the financial year ended 30 June 2005 amounts to 177,706,014.20 euros;

•	acknowledges that retained earnings amount to 425,816,970.86 euros;

•	acknowledges that distributable earnings for the financial year amount to 603,522,985.06 euros; and

•	resolves to allocate the total amount as follows:

(i) to the payment of dividends		245,841,256.70 euros
(ii) to retained earnings		357,681,728.36 euros

An initial interim dividend of 0.98 euros per share was paid on 11 January 2005 and a second interim dividend of 1.16 euros was paid on 7 June 2005. The balance of 1.08 euros per share will be distributed on 17 November 2005.

As the tax credit was abolished with effect as from 1 January 2005, the dividends will not qualify for any tax credit.

The amount of income distributed as mentioned above will allow French tax-resident natural persons the 50% tax credit mentioned in sub-paragraph 2° of section 3° of Article 158 of the French Tax Code.

The General Meeting resolves that, in accordance with the provisions of Article L.225-210 of the French Commercial Code, dividends accruing to the shares held by the Company at the time of payment will be allocated to “Retained earnings”.

It is reminded that the dividends distributed over the last three financial years were as follows:

Financial Year	Number of shares	Net dividend	Tax credit (1)	Total dividend

2001	56,386,660	€1.80	€0.90	€2.70
2002	70,484,081	€1.80	€0.90	€2.70
2003	70,484,081	€1.96	€0.98	€2.94

(1) The tax credit has been calculated at the single rate of 50% for the above schedule purposes.

Fourth resolution (Transfer of amounts entered in the “Long-term capital gains special reserve”) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves as follows in accordance with Article 39 IV of the French Amended Finance Act for 2004 (Act no.2004-1485 of 30 December 2004):

- to transfer the sum of 200,000,000 euros from the “Long-term capital gains special reserve” to the “Other reserves” account, using amounts taxed at the lowest rates first; once this transfer has been made, the balance of the “Long-term capital gains special reserve” will have been reduced from 379,559,053.41 euros to 179,559,053.41 euros;

- to debit the amount of the special tax payable in respect of this operation, i.e., 4,987,500 euros, from the “Other reserves” account and credit it to “Retained earnings”, under which it was booked during the financial year.

Fifth resolution (Approval of related-party agreements) - Having reviewed the special report of the Statutory Auditors on the related-party agreements referred to in Article L.225-38 of the French Commercial Code, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, approves the agreements described in such report that came into effect or continued during the previous financial year.

Sixth resolution (Non-renewal of Mr. Jean-Claude Beton’s term of office as Director) – Acknowledging that Mr. Jean-Claude Beton’s term of office as Director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves not to renew such term of office.

Seventh resolution (Renewal of Mrs. Danièle Ricard’s term of office as Director) – Acknowledging that Mrs. Danièle Ricard’s term of office as Director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew such term of office for a period of four years to expire at the close of the General Meeting to be convened in 2009 to approve the financial statements for the previous financial year.

Eighth resolution (Renewal of Mr. Gérard Théry’s term of office as Director) – Acknowledging that Mr. Gérard Théry’s term of office as director is due to expire, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew such term of office for a period of four years to expire at the close of the General Meeting to be convened in 2009 to approve the financial statements for the previous financial year.

Ninth resolution (Setting the directors’ fees allocated to the Board of Directors) – The General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to set the aggregate sum of directors’ fees in respect of the current financial year at 583,100 euros.

Tenth resolution (Renewal of the term of office of a Statutory Auditor) – Acknowledging that the appointment of the Statutory Auditor, Deloitte & Associés, whose registered office is located at 185, avenue Charles-de-Gaulle, 92524 Neuilly-sur-Seine, is due to expire at the close of this meeting, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew its term of office for a period of six financial years to expire at the close of the General Meeting to be convened in 2011 to approve the financial statements for the previous financial year.

Eleventh resolution (Non-renewal of the term of office of a Statutory Auditor) – Acknowledging that the term of office of the Statutory Auditor, Société d’Expertise Comptable André et Louis Genot, whose registered office is located at 320, avenue du Prado, Le Grand Pavois, 13008 Marseille, is due to expire at the close of this General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves not to renew its term of office and not to replace this firm.

Twelfth resolution (Renewal of the term of office of a substitute Statutory Auditor) – Acknowledging that the term of office of the substitute Statutory Auditor, BEAS (SARL), whose registered office is located at 7, Villa Houssaye, 92524 Neuilly-sur-Seine, is due to expire at the close of this meeting, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, resolves to renew its term of office as substitute Statutory Auditor for Deloitte & Associés for a period of six financial years to expire at the close of the General Meeting to be convened in 2011 to approve the financial statements for the previous financial year.

Thirteenth resolution (Authorisation to be granted to the Board of Directors to purchase, retain or transfer the Company’s shares) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, authorises the Board of Directors to carry out transactions with regard to the Company’s shares under the provisions of Articles L.225-209 et seq. of the French Commercial Code, with the possibility to sub-delegate powers in this respect.

The Company may carry out transactions with regard to its own shares with a view, inter alia, to:

(i) granting shares to the Company’s and its Group’s employees and/or officers, in any authorised form, in particular by granting stock options to said employees and/or officers or as part of employee profit sharing plans,

(ii) making free allocations of shares to employees and/or officers within the framework of Articles L.225-197-1 et seq. of the French Commercial Code,

(iii) delivering securities upon the exercise of rights attached to securities giving access to the share capital,

(iv) using them as a means of payment or exchange, in particular in connection with the external growth transactions,

(v) cancelling them, where applicable, subject to the adoption of the seventeenth resolution set out below, or

(vi) enabling an investment services intermediary (“prestataire de services d’investissement”) to act on the secondary market under a liquidity agreement, in compliance with the terms of a code of conduct approved by the Autorité des marchés financiers (AMF), and in accordance with the terms and conditions set by French regulations and recognised market practices.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

These shares may be purchased, sold, transferred or exchanged by any means authorised pursuant to the regulations in force, including, in particular, by private transactions, sales of blocks of securities, using financial derivatives traded on a regulated market or by private transactions, or setting up option strategies (purchases and sales of puts and calls and any combinations thereof). These transactions may be carried out when the Board of Directors considers them appropriate. The acquisition of blocks of securities may account for the entire share repurchase program.

These transactions may be carried out at any time, including during a public offering period, within the limits defined by the applicable regulations and those set out below:

•	Maximum purchase price: 210 euros

•	Maximum purchases authorised: 1,967,116,830 euros

If the share capital is increased via the incorporation of reserves and the free allocation of shares, or in the event of division or consolidation of securities, the above prices will be adjusted by a multiplier equal to the ratio between the number of securities composing the share capital before the transaction and the number of securities existing after the transaction.

If the Company purchases its own shares, the number of shares purchased must be such that:

(i)

the Company does not purchase more than 10% of the shares composing its capital at any time during the term of the share repurchase program; this percentage being applied to the share capital adjusted on the basis of capital transactions carried out after this General Meeting, i.e., for information purposes only, at 21 September 2005, 9,367,223 shares, and

(ii)	the number of its own shares held by the Company at any time does not exceed 10% of the number of shares composing its share capital.

With a view to implementing this authorisation, full powers are granted to the Board of Directors for the purposes set out below, with the possibility to sub-delegate such powers:

•	to place any orders on or off the stock market;

•	to enter into any agreements with a view inter alia to keeping the registers with regard to the purchases and sales of shares;

•	to make all filings and carry out all formalities with the Autorité des marchés financiers and any other body; and

•	to carry out all other formalities, and, generally, do all that is necessary.

The Board of Directors must inform the General Meeting of the transactions performed pursuant to this resolution.

This authorisation, which will be valid for a period of 18 months from the date of this meeting, renders ineffective the authorisation granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of 17 May 2004.

Resolutions presented to the Extraordinary General Meeting

Fourteenth resolution (Amendment of articles 15, 23 and 34 of the by-laws to allow the Board of Directors to issue bonds without the General Meeting’s consent) – Pursuant to French ordinance no. 2004-604 of 24 June 2004, having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves as follows, in order to allow the Board of Directors to decide or authorise the issue of bonds:

1.	to amend article 15 of the Company’s by-laws, which will henceforth read as follows:

“The Board of Directors may decide, in accordance with the terms and conditions of French law, to issue bonds that may or may not include special guarantees at the times, in the proportions, at the rates and under the conditions set by it.”;

2.	to amend article 23 of the Company’s by-laws by adding the following terms at the end of the article: “The Board of Directors has the power to decide on or authorise the issue of bonds.”;

3.	to amend article 34 of the Company’s by-laws, paragraph III which will henceforth read as follows:

“Furthermore, Ordinary General Meetings shall deliberate and decide on all other proposals included on the agenda that do not fall within the sole competence of Extraordinary General Meetings. In particular, they may grant the Board of Directors full authorisation to carry out any acts that do not entail the amendment of the by-laws for which such authorisation is required or requested.”.

Subject to the adoption of the amendments proposed in the sixteenth resolution, the rest of articles 15, 23 and 34 remains unchanged.

Fifteenth resolution (Amendment of article 21 of the by-laws to allow the use of new telecommunications methods to hold Board of Directors’ meetings) – Pursuant to French Act no. 2005-842 of 26 July 2005, having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend paragraph 4 of article 21 of the by-laws in order to allow the directors to take part in Board of Directors’ meetings by telecommunications methods authorised by the new regulation in force. This paragraph will henceforth read as follows:

“At least one half of the Board members must effectively be present for the deliberations to be valid. For the purpose of calculating the quorum and majority, Directors who take part in meetings via video conferencing facilities or telecommunications methods ensuring them to be identified and guaranteeing that they effectively take part, the nature, terms and conditions of application of which are laid down by the laws and regulations in force, shall be considered to be present.”.

The rest of the article remains unchanged.

Sixteenth resolution (Updating of the by-laws in order to comply with the new applicable regulations) – Having reviewed the report of the Board of Directors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, resolves to amend the Company’s by-laws to bring them into compliance with the new regulations in force. Accordingly, the General Meeting resolves to amend the by-laws as follows:

1. Article 7 “Increase and reduction of share capital”

Paragraph 1 of article 7 will henceforth read as follows: “The share capital shall be increased by means of either issuing ordinary shares or preferred shares, or by increasing the par value of existing equity securities. It may also be increased via the exercise of rights attached to securities giving access to the share capital in accordance with the terms and conditions laid down by law.”

Paragraph 2 of article 7 will henceforth read as follows: “New shares shall be paid up by means of a contribution in cash, including by offsetting against liquid and payable receivables held against the Company, by means of a contribution in kind, by means of the capitalisation of reserves, profit or issue premium, or as a result of a merger or demerger. They may also be paid up following the exercise of a right attached to securities giving access to the share capital including, where applicable, the payment of corresponding amounts.”

Paragraph 6 of article 7 will henceforth read as follows: “General Meetings may grant the Board of Directors the authority or powers required to decide on or to carry out a capital increase on one or more occasions, in accordance with the laws in force.”

Paragraph 17 of article 7 will henceforth read as follows: “Furthermore, the share capital may be reduced by a decision or authorisation of the Extraordinary General Meeting, which may grant the Board of Directors full powers to reduce the share capital. It shall in no event affect equality between shareholders.”

The rest of the article remains unchanged.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

2. Article 10 “Form of shares”

Paragraph 2 of article 10 will henceforth read as follows: “With a view to identifying the holders of the securities referred to below, the Company is entitled to ask, in consideration of a fee payable by it, the central depository (“dépositaire central”) who holds the securities issue account, if applicable, at any time, for the name or, in the case of a legal entity, the corporate name, nationality and address of the holders of securities that grant them rights to vote at its own shareholders’ meetings, now or in the future, and for the number of securities they each hold and, where applicable, any restrictions on the securities.”

The rest of the article remains unchanged.

3. Article 27 “Agreements between the Company and a Manager, a Director or a shareholder”

A new paragraph 3 is inserted after paragraph 2 of article 27, which will read as follows: “Moreover, the commitments made in favor of the Chairman, the Chief Executive Officer or one of the Deputy Chief Executive Officers by the Company or by any company controlled by it or controlling it within the meaning of sections II and III of Article L.233-16 of the French Commercial Code, in respect of remuneration, indemnities or benefits owed or likely to be owed as a result of the termination or modification of such duties or following such termination, must be subject to the authorisation, verification and approval procedure provided for by the French Commercial Code. If an individual having an employment contract with the Company or any company controlled by it or controlling it within the meaning of sections II and III of Article L.233-16 of the French Commercial Code is appointed as Chairman, Chief Executive Officer or Deputy Chief Executive Officer, the provisions of said employment contract concerning, remuneration, indemnities or benefits owed or likely to be owed as a result of the termination or modification of such duties or following such termination, if any, must also be subject to the authorisation, verification and approval procedure provided for by the French Commercial Code.”

The rest of the article remains unchanged.

4. Article 34 “Ordinary General Meetings”

Paragraph 1 of section I will henceforth read as follows: “In order for the deliberations of Ordinary General Meetings to be valid, the number of shareholders present or represented at Meetings must hold at least one fifth of the shares with voting rights; failing this, the Meeting must be convened a second time. At the second meeting, decisions shall be validly taken, irrespective of the number of shares represented.”

Subject to the amendments adopted under the fourteenth resolution, the rest of the article remains unchanged.

5. Article 35 “Extraordinary General Meetings”

Paragraph 1 of section I will henceforth read as follows: “Extraordinary General Meetings may only validly deliberate if the shareholders present or represented hold at least one quarter of the shares with voting rights attached when the meeting is convened for the first time and at least one fifth of the shares with voting rights attached the second time it is convened.”

Paragraph 2 of section II will henceforth read as follows: “If there are several classes of shares, the rights attached to one class of shares may only be changed or affected by a decision of a special meeting of the holders of the class or classes of shares concerned, which may only validly deliberate if the shareholders present or represented hold at least one third of the shares with voting rights that are to be changed the first time the meeting is convened and at least one fifth of the shares with voting rights that are to be changed the second time it is convened.”

The rest of the article remains unchanged.

Seventeenth resolution (Authorisation granted to the Board of Directors to reduce the share capital by cancelling shares re-purchased previously) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings and ruling in accordance with Articles L.225-209 et seq. of the French Commercial Code:

1.

authorises the Board of Directors to reduce the share capital by cancelling, on one or more occasions, all or part of the Company’s shares held by the Company or acquired by it pursuant to the share repurchase programmes authorised by the shareholders’ General Meeting in accordance with the thirteenth resolution above, within the limit of 10% of the capital as authorised by law;

2.

resolves that the excess amount of the purchase price of the shares cancelled as compared to their par value shall be allocated to “Issue premium” or to any available reserve accounts, including the legal reserve, within the limit of 10% of the reduction in capital carried out; and

3.

grants the Board of Directors full powers, with the possibility to sub-delegate such powers under the conditions provided for by law, and on its own decision, to cancel the shares thus acquired, to reduce the share capital accordingly, to allocate the excess amount as provided for above, and to make the corresponding amendments to article 6 of the by laws.

This delegation of powers, granted for a period of 24 months from the date of this General Meeting, cancels and supersedes the previous authorisation given to the Board of Directors to reduce the share capital by way of cancellation of shares at the General Meeting of 17 May 2004.

Eighteenth resolution (Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with the shareholders’ preferential subscription right maintained) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2 and L.228-92 of the French Commercial Code:

1.

delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, with the shareholders’ preferential subscription rights maintained, (i) ordinary shares in the Company and (ii) securities giving access to the Company’s share capital (other than securities granting entitlement to Company’s preferred shares);

The securities giving access to the Company’s share capital thus issued may consist of debt securities or be associated with the issue of such securities, or allow for the issue thereof as intermediate securities. They may, in particular, be in the form of, with or without fixed terms, subordinated or unsubordinated securities and they may be issued either in euros, or in a foreign currency;

2.

resolves that the total nominal amount of the Company’s share capital increases to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that this maximum will be reduced up to the nominal amount of the share capital increases carried out pursuant to, or reducing the maximums applicable to, the delegations and authorisations granted in the nineteenth, twentieth and twenty-fourth resolutions submitted to this meeting;

It is specified that the maximum set as referred to in the foregoing paragraph does not take into account the par value of ordinary shares of the Company to be potentially issued in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions;

3.

resolves that the total nominal amount of the issues of debt instruments giving access to the share capital carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that this maximum will be reduced up to the nominal amount of the issues of debt instruments made pursuant to, or reducing the maximums applicable to, the delegations and authorisations granted in the nineteenth and twentieth resolutions submitted to this meeting;

For the purposes of calculating the maximum set in the foregoing paragraph, the equivalent value in euros of the nominal value of the debt instruments giving access to the Company’s share capital issued in foreign currency will be assessed as of the date of the decision to make the related issue;

4.

The shareholders may exercise, under the conditions provided for by law, their preferential subscription rights held as of right. The board may, moreover, grant the shareholders the right to subscribe for a number of shares in excess of that which they may subscribe for as of right, in proportion to the subscription rights they hold and within the limit of their requests;

If the subscriptions as of right and, where applicable, those for available shares, have not covered the total amount of a securities issue, the Board may, as it chooses, limit the issue to the amount of the subscriptions received, on condition that the amount of such subscriptions is equal to at least three-quarters of the issue decided, freely allocate the unsubscribed securities, and/or offer them to the public;

5.

records that this delegation entails, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation, waiver by the shareholders of their preferential subscription rights for the ordinary shares of the Company to which the securities that would be issued on the basis of this delegation, may grant entitlement;

6.

delegates to the Board of Directors all the powers required to implement this resolution, to set the conditions of the share issue, to record the completion of the share capital increases that result therefrom, to make, where applicable, all adjustments in order to take account of the impact of the transaction on the Company’s share capital and to set the terms and conditions whereby the rights of holders of securities giving access to the Company’s share capital will be preserved, in accordance with the applicable legal, regulatory or contractual provisions, make the corresponding amendment to the by-laws and, as the case may be, allow the deduction of the costs from the share premium and more generally, do everything that may be necessary;

The Board of Directors will have responsibility for setting the issue price of the ordinary shares or the securities giving access to the Company’s share capital. The amount received immediately by the Company plus, where applicable, the amount likely to be received subsequently by the Company, will for each ordinary share issued be at least equal to its par value;

7.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or  more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Nineteenth resolution (Delegation of authority to the Board of Directors to issue ordinary shares of the Company and securities giving access to the Company’s share capital, with shareholders’ preferential subscription rights cancelled, with the possibility to grant a priority period) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2, L.225-135 and L.228-92 of the French Commercial Code:

1.

delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, and via a public offering (i) ordinary shares in the Company, and (ii) securities giving access to the Company’s share capital (other than securities granting entitlement to the Company’s preferred shares);

2.	resolves to cancel the shareholders’ preferential subscription rights with regard to these ordinary shares and securities giving access to the Company’s share capital to be issued;

The securities giving access to the Company’s share capital thus issued may consist of debt securities or be associated with the issue of such securities, or allow for the issue thereof as intermediate securities. They may, in particular, be in the form of, with or without a fixed term, subordinated or unsubordinated securities, and may be issued either in euros, or in a foreign currency;

3.

resolves that the total nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that (i) the nominal amount of the share capital increases carried out pursuant to this delegation will reduce the maximum of 200,000,000 euros applicable to share capital increases set in the eighteenth resolution submitted to this General Meeting, and (ii) this maximum will be reduced up to the nominal amount of the share capital increases carried out pursuant to the authorisations and delegations granted in the twentieth, twenty-first and twenty-second resolutions submitted to this General Meeting;

It is specified that the maximum set as referred to in the foregoing paragraph does not take into account the par value of the ordinary shares of the Company to be potentially issued in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions;

4.

resolves that the total nominal amount of the issues of debt instruments giving access to the Company’s share capital carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of a share issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that (i) the nominal amount of the issues of debt instruments made pursuant to this delegation will reduce the maximum of 3,000,000,000 euros applicable to issues of debt instruments as set in the eighteenth resolution submitted to this General Meeting, and (ii) this maximum will be reduced up to the nominal amount of the issues of debt instruments made pursuant to the authorisations and delegations granted in the twentieth, twenty-first and twenty-second resolutions submitted to this General Meeting;

For the purposes of calculating the maximum referred to in the foregoing paragraph, the equivalent value in euros of the nominal value of the debt instruments giving access to the Company’s share capital issued in foreign currency will be assessed as of the date of the decision to make the related share issue;

5.

resolves that the Board of Directors may grant the shareholders a priority period with respect to all or part of the issue, to subscribe to the ordinary shares or the debt instruments, for which it will set, in accordance with the legal requirements, the terms and the conditions of exercise, without this creating any negotiable rights;

If the subscriptions, including, where applicable, those of shareholders, have not covered the total amount of the issue, the Board may limit the total amount of the subscriptions to the amount of the subscriptions received, on condition that the amount of such subscriptions is equal to at least three-quarters of the issue decided;

6.

records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights with respect to the ordinary shares of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation;

7.

delegates to the Board of Directors all the powers required to implement this resolution, set the conditions of the share issue, record the completion of the share capital increases that result therefrom, make the corresponding amendment to the by-laws and allow the deduction of the costs from the share premium where applicable and more generally, do everything that may be necessary, it being specified that:

(i)

the issue price of the ordinary shares will be at least equal to the weighted average of the share market prices over the last three trading days prior to the setting of the subscription price, less where applicable a maximum discount of 5%, after adjustment of this amount, where applicable, to take into account the difference in the date on which shares shall earn dividends (“date de jouissance”), and

(ii)

the issue price of the securities giving access to the Company’s share capital will be such that the amount received immediately by the Company, plus, where applicable, the amount that is likely to be received subsequently by the Company, will be, for each ordinary share issued as a result of the issue of these securities, at least equal to the amount referred to in paragraph (i) above after adjustment of this amount, where applicable, to take into account the difference in the date on which shares shall earn dividends;

8.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Twentieth resolution (Authorisation granted to the Board of Directors to increase the number of securities to be issued in the event of a share capital increase, with or without cancellation of the shareholders’ preferential subscription right) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2, L.225-135-1 and L.228-92 of the French Commercial Code:

1.

resolves that the Board of Directors may decide, for each of the issues decided pursuant to the eighteenth and nineteenth resolutions set out above, at the same price and within 30 days of the close of the subscription period, to increase the number of securities to be issued under the conditions set by the above-mentioned Article L.225-135-1 within the limit of 15% of the initial issue and subject to compliance with the maximums provided for in such resolutions;

2.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-first resolution (Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the share capital for up to 10% of the Company’s share capital in consideration for contributions in kind granted to the Company in the form of equity securities or securities giving access to the share capital) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2, L.225-147 and L.228-92 of the French Commercial Code:

1.

delegates to the Board of Directors the authority to decide, within the limit of 10% of the Company’s share capital, on the basis of the report of the contribution auditor or auditors referred to in the first and second paragraphs of the above-mentioned Article L.225-147, on the issue of Company’s equity securities or of securities giving access to the Company’s share capital, in consideration for contributions in kind made to the Company in the form of equity securities or securities giving access to the share capital, when the provisions of Article L.225-148 of the French Commercial Code do not apply;

2.

resolves, if necessary, to cancel the shareholders’ preferential subscription rights to the equity securities and securities to be issued, in favour of the holders of the securities or equity securities to be contributed to the Company;

3.

records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights to equity securities of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of securities giving access to the Company’s share capital issued pursuant to this delegation;

4.

resolves that, in addition to the maximum set by French law of 10% of the Company’s share capital as provided for in Article L.225-147 of the French Commercial Code, the issues made pursuant to this delegation will reduce the maximums set in the nineteenth resolution submitted to this General Meeting;

5.

resolves that the Board of Directors will have full powers to implement this resolution, and in particular to decide, on the basis of the report of the contribution auditor or auditors referred to in the first and second paragraphs of the above-mentioned Article L.225-147, on the valuation of the contributions and the granting of special advantages and their values, record the final completion of the share capital increases made pursuant to this delegation, make the corresponding amendment to the by-laws, carry out all the formalities and make all the filings and apply for all the authorisations which may be necessary in order to make these contributions and, in general, do whatever may be necessary;

6.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Twenty-second resolution (Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer launched by the Company) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and deciding in accordance with Articles L.225-129-2, L.225-148 and L.228-92 of the French Commercial Code:

1.

delegates to the Board of Directors the authority to decide on the issue of shares in the Company or of securities giving access to the Company’s share capital, in consideration for the shares tendered during a share exchange offer launched by the Company for the shares of another company whose shares are traded on one of the regulated markets referred to in the above-mentioned Article L.225-148;

2.	resolves, if necessary, to cancel in favour of the holders of such shares shareholders’ preferential subscription rights with regard to the shares and securities to be issued;

3.

records that this delegation automatically entails the waiver by the shareholders of their preferential subscription rights with respect to the shares of the Company to which the securities that would be issued on the basis of this delegation may grant entitlement, in favour of the holders of such securities;

4.

resolves that the total nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the share issues made pursuant to this delegation may not exceed a maximum of 200,000,000 euros, it being specified that the nominal amount of the share capital increases carried out pursuant to this delegation will reduce the total maximum of 200,000,000 euros applicable to capital increases as set in the nineteenth resolution submitted to this General Meeting;

5.

resolves that the total nominal amount of the issues of debt instruments giving access to the Company’s share capital made pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that the nominal amount of the issues of debt instruments made pursuant to this delegation will reduce the total maximum of 3,000,000,000 euros applicable to issues of debt instruments as set in the nineteenth resolution submitted to this General Meeting;

6.

grants the Board of Directors all the necessary powers to carry out, within the scope of the public exchange offers referred to above, issues of equity securities and/or of securities to be allocated in consideration for the securities tendered and, in general, do whatever may be necessary, under the conditions and within the limits provided for by the nineteenth resolution;

7.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

Twenty-third resolution (Delegation of authority to the Board of Directors to issue debt instruments that grant entitlement to the allocation of debt securities) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2 and L.228-92 of the French Commercial Code:

1.

delegates authority to the Board of Directors to decide to issue, on one or more occasions, in the proportions and at the times it considers appropriate, both in France and abroad, in euros or in foreign currency, debt instruments that grant entitlement to the allocation of debt securities such as bonds, assimilated securities, with fixed or non fixed term, subordinated securities, or all other securities granting, within the scope of the same issue, the same claims against the Company;

The debt instruments granting entitlement to the allocation of debt securities may, in particular, be in the form of, with fixed or unfixed term, subordinated or unsubordinated securities and may be issued either in euros or in foreign currency;

2.

resolves that the total nominal amount of the issues (i) of debt instruments that grant entitlement to the allocation of debt securities, and (ii) of debt securities to which these instruments grant entitlement, carried out pursuant to this delegation may not exceed a maximum of 3,000,000,000 euros (or the equivalent value of this amount in the event of an issue in foreign currency or in a unit of account set with reference to several currencies), it being specified that this maximum is set independently of any other maximum relating to the issues of equity securities or securities giving access to the share capital of the Company authorised by this General Meeting;

For the purposes of calculating the maximum set in the foregoing paragraph, the equivalent value in euros of the par value of the debt instruments granting entitlement to the allocation of debt securities and of the debt securities to which such instruments grant entitlement, issued in foreign currency, will be assessed as of the date of the decision to make the related issue;

3.	resolves that the Board of Directors will have full powers to implement this resolution and in particular:

	(i)	to carry out such issues within the limit set above, and determine the date, the nature, the amounts and the currency of issue,

(ii)

to decide on the characteristics of the instruments to be issued as well as of the debt securities to which the instruments would grant entitlement, and in particular their par value and the date on which they shall earn dividends, their issue price, where applicable with a premium, their fixed and/or variable interest rate, and the date of payment, or in the case of variable rate securities, the terms and conditions for determining their interest rate, and also the conditions for capitalising interest,

(iii)

to set, on the basis of market conditions, the terms and conditions of redemption and/or early redemption of the debt instruments to be issued and of the debt securities to which the instruments would grant entitlement, where applicable, with a fixed or variable premium, or even of repurchase by the Company,

(iv)

where appropriate, to decide to grant a guarantee or security interests with regard to the instruments to be issued, as well as with regard to the debt securities to which the instruments would grant entitlement, and decide on the nature and characteristics thereof, and

	(v)	more generally, to do whatever may be necessary;

4.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-fourth resolution (Delegation of authority to the Board of Directors to increase the Company’s share capital by incorporation of reserves, profits, premium or other amounts that can be incorporated in the capital pursuant to French law) – Having reviewed the report of the Board of Directors, the General meeting, deliberating in accordance with the quorum and majority requirements for ordinary general meetings, and ruling in accordance with Articles L.225-129-2 and L.225-130 of the French Commercial Code:

1.

delegates authority to the Board of Directors to decide to increase the share capital, on one or more occasions, in the proportions and at the times it considers appropriate, by the capitalisation of reserves, profit, premiums or other amounts that can be incorporated in the capital pursuant to French law, followed by the issue and the free allocation of shares or by any other means authorised by law, or a combination of these methods;

2.

resolves that the rights corresponding to fractional shares will not be negotiable or transferable and that the corresponding shares will be sold; the amounts resulting from the sale will be allocated to the holders of the rights within the time period provided for by the regulations;

3.

resolves that the maximum nominal amount of the Company’s share capital increases, to be carried out immediately and/or in the future, resulting from all of the issues made pursuant to this delegation, is set at 200,000,000 euros, it being specified that (i) this maximum is set without taking into account the par value of the ordinary shares of the Company to be issued, where applicable, in respect of adjustments made in order to preserve the interests of the holders of the rights attached to the securities giving access to the Company’s share capital in accordance with the applicable legal and contractual provisions, and (ii) the nominal amount of the share capital increases carried out pursuant to this delegation will reduced the total maximum of 200,000,000 euros applicable to share capital increases set in the eighteenth resolution submitted to this General Meeting;

4.	grants full powers to the Board of Directors to implement this resolution and in particular:

(i)

to decide on all the terms and conditions of the authorised transactions and in particular set the amount and nature of the reserves and premiums to be incorporated in the capital, set the number of new shares to be issued or the amount by which the par value of the existing shares composing the share capital will be increased, set the date, even retroactively, as of which the new shares will earn dividends or the date as of which the increase in the par value will take effect,

	(ii)	to take all steps to preserve the rights of the holders of securities giving access to the share capital at the time of the share capital increase,

	(iii)	to record the share capital increase resulting from the issue of the shares, amend the by-laws accordingly and carry out all the publication formalities required, and

	(iv)	in general, to take all the necessary steps and carry out all the formalities required for the successful completion of each share capital increase;

5.

resolves that the Board of Directors may, within the legal limits, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Deputy Chief Executive Officers, the authority granted to it pursuant to this resolution.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 17 May 2004.

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Twenty-fifth resolution (Authorisation granted to the Board of Directors  to proceed with free allocations of the Company’s ordinary shares) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-2 and L.225-197-1 et seq. of the French Commercial Code:

1.

authorises the Board of Director to make, on one or more occasions, both in France and abroad, free allocations either of existing free shares (other than preferred shares) of the Company resulting from purchases made prior thereto under the conditions provided for by the legal provisions, or of free shares to be issued (other than preferred shares) of the Company;

2.

resolves that the beneficiaries of such allocations will be employees and/or managers and officers referred to in Article L.225-197-1 II of the French Commercial Code, of the Company or applicable within the meaning of Article L.225-197-2 of the French Commercial Code, or certain categories of them;

3.

resolves that the total number of free ordinary shares allocated, regardless of whether they are existing shares or shares to be issued, may not represent more than 1% of the Company’s share capital at the close of this General Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of equity securities or securities giving access to the Company’s share capital authorised by this General Meeting;

4.

resolves that the allocation of the shares to their beneficiaries will only become definitive after a minimum acquisition period of 2 years and that shares must be held by the beneficiaries for a minimum period of 2 years as from the end of such acquisition period;

5.

acknowledges and resolves that this authorisation entails, in favour of the beneficiaries of the allocations of shares, waiver by the shareholders of their right to allocation of the ordinary shares that may be issued pursuant to this resolution and corresponding waiver by the shareholders in favour of the beneficiaries of such allocations of the part of the reserves, profit, premiums or other amounts thus incorporated in the capital, and, more generally, waiver by the shareholders of all rights to the ordinary shares (whether new or existing) likely to be allocated to them free of charge, pursuant to this resolution;

6.

resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the by-laws and by French law, to implement this resolution, and in particular in order to:

	(i)	set the conditions and, where applicable, the criteria for allocation of the ordinary shares,

(ii)

determine (a) the identity of the beneficiaries, the number of ordinary shares allocated to each of them, and (b) the terms and conditions of allocation of such shares and determine, in particular, within the limits defined by this resolution, the acquisition period of the freely allocated shares and the minimum period during which such shares must be held,

(iii)

decide to make, on the terms and conditions which it will determine, all adjustments in order to take into account the impact of transactions with regard to the Company’s share capital and, in particular, determine the conditions under which the number of ordinary shares allocated will be adjusted, and

(iv)

enter into all agreements, draw up all documents, record the completion of the share capital increases carried out pursuant to this authorisation following the definitive allocations, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation is granted for a period of 26 months as from the date of this General Meeting.

Twenty-sixth resolution (Authorisation granted to the Board of Directors to proceed with capital increases reserved for the members of a company savings plan) – Having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and ruling in accordance with Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Articles 443-1 et seq. of the French Employment Code:

1.

delegates to the Board of Directors the necessary authority to carry out, on one or more occasions, at its sole decision, both in France and abroad, share capital increases of the Company by issuing shares or securities giving access to the Company’s share capital (other than preferred shares) reserved for the members of a company savings plan;

2.

resolves that the beneficiaries of these share capital increases will be, either directly or through the intermediary of a company investment fund or any other structures or entities authorised by the applicable legal or regulatory provisions, the members of the company savings plan of the Company and of its affiliates within the meaning of Article L.225-189 of the French Commercial Code and which also meet the conditions that may be set by the Board of Directors;

3.

resolves to cancel the shareholders’ preferential subscription right with regard to the shares and securities giving access to the Company’s share capital issued pursuant to this resolution, in favour of the above-mentioned beneficiaries;

4.

delegates furthermore to the Board of Directors the necessary authority to make, on one or more occasions, at its sole decision, in favour of the above-mentioned beneficiaries, free allocations of shares or other securities giving access to the Company’s share capital (other than preferred shares), it being specified that (i) the total benefit resulting from these allocations may not exceed, depending on the method retained, the legal or regulatory limits applicable pursuant to Articles L.443-5 and L.443-7 of the French Employment Code, and (ii) the Company’s shareholders waive all right (in particular allocation right) with regard to the securities that are likely to be issued free of charge pursuant to this resolution;

5.

resolves that the total number of shares that may be issued, immediately and/or in the future, pursuant to this delegation, may not exceed 2% of the Company’s share capital at the close of this General Meeting, it being specified that this maximum is set independently. Accordingly, the nominal amount of the share issues made pursuant to this resolution will not reduce any other maximum relating to the issues of equity securities or securities giving access to the Company’s share capital authorised by this General Meeting;

6.

resolves that the price of the new shares to be issued pursuant to this resolution may neither be (i) more than 20% lower (or 30% when the unavailability period provided for by the plan pursuant to Article L. 443-6 of the French Employment Code is equal to or greater than ten years) than the average of the opening market prices of the Company’s shares during the twenty trading days prior to the decision setting the opening date of the subscription period, nor (ii) greater than this average;

7.

resolves that the Board of Directors will have full powers, with the possibility to sub-delegate within the limits set by the by-laws and by French law, to implement this resolution, and in particular in order to:

	(i)	decide on the characteristics, amount and terms and conditions of any issue of shares or securities giving access to the ordinary shares of the Company,

(ii)

draw up a list of the companies whose employees will be the beneficiaries of the issues carried out pursuant to this resolution as well as the conditions, in particular in respect of seniority, to be met by the beneficiaries of the share capital increases that are thus carried out,

	(iii)	determine that the subscriptions may be made directly by the beneficiaries or through employee mutual funds,

	(iv)	take all steps to carry out the share capital increases and, where applicable, the free allocations of shares or other securities giving access to the capital, and

(v)

enter into all agreements, draw up all documents, record the completion of the share capital increases, amend the by-laws accordingly, where applicable, carry out or have carried out all acts, formalities or filings with all bodies and, more generally, do whatever may be necessary.

This delegation, granted for a period of 26 months as from the date of this General Meeting, cancels and supersedes the delegation granted by the General Meeting of 7 May 2003.

Twenty-seventh resolution (Approval of the merger of SIFA) – Having reviewed the report of the Board of Directors, the reports of the merger auditors on the terms and conditions of the merger and on the value of the contributions in kind, and the merger project agreed upon pursuant to a merger agreement signed on 30 September 2005 providing for the contribution by SIFA pursuant to a merger of all of its assets, rights and obligations to the Company, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings:

1.

approves all the provisions of this merger agreement, pursuant to which SIFA contributes to the Company, subject to the fulfilment of the conditions precedent provided for in Chapter IV of the merger agreement, all its assets valued, as of the date of signature of the merger agreement, at 1,054,083,018 euros, it being specified that at the General Meeting of SIFA called to deliberate on the merger, the shareholders shall then approve the distribution of a dividend in a maximum amount of 18.5 million euros which shall be definitively set by the Board of Directors of SIFA so that, on the Effective Date, the assets (except the 7,215,373 Pernod Ricard shares held by SIFA) less the liabilities of SIFA shall be equal to 0. In consideration for such contribution, 7,215,373 new shares shall be created by the Company and allocated to the owners of the 149,437 shares composing SIFA’s share capital in proportion to their interest in the share capital;

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

2.

resolves, accordingly, to increase the share capital in consideration of the contribution made pursuant to the merger referred to above in an amount of 22,367,656.30 euros by creating 7,215,373 new shares with a par value of 3.10 euros each to be allocated to the shareholders of SIFA, thus raising the share capital from 290,383,913 euros to 312,751,569.30 euros. The difference between the amount of the net assets contributed by SIFA pursuant to the merger and the nominal amount of the share capital increase of 22,367,656.30 euros, estimated, as of the date of signature of the merger agreement, at 1,031,715,361.70 euros, will form the merger premium to which the Company’s existing and new shareholders will hold rights;

3.	records the fulfilment of the conditions precedent provided for in Chapter IV of the merger agreement, that is:

(i)

approval of the merger project by the extraordinary general meeting of SIFA and approval by the ordinary general meeting of SIFA of the distribution of an exceptional dividend in an amount of 18.5 million euros which shall be definitively set by the board of directors of SIFA so that, on the Effective Date, the liabilities (except the 7,215,373 Pernod Ricard shares held by SIFA) less the liabilities of SIFA shall be equal to 0,

	(ii)	approval of the merger project and the resulting share capital increase by the Extraordinary General Meeting of the Company’s shareholders.

4.	resolves, in accordance with Article L.236-4 of the French Commercial Code, that the merger will take effect on 16 January 2006 (the “Effective Date”);

5.

grants full powers to the Board of Directors in order to acknowledge, within a period of 45 days as from 16 January 2006, the final value as of the Effective Date of the assets of SIFA contributed as a result of the merger as well as the final value of the post capital increase merger premium (the “Post Capital Increase Merger Premium”) that will be equal to the difference between the final value of the net assets contributed as a result of the merger and the amount of the Company’s share capital increase, i.e. 22,367,656.30 euros;

6.	resolves that :

(i)

the 7,215,373 new shares with a par value of 3.10 euros each, fully paid up, to be created in consideration for the merger with the Company, will be allocated to the shareholders of SIFA at the Effective Date according to an exchange ratio equal to the ratio existing between the 7,215,373 shares of the Company held by SIFA and the 149,437 shares composing the share capital of SIFA, in accordance with Article L.226-3 of the French Commercial Code,

(ii)

these new shares will be assimilated in all respects to the other shares composing the share capital and will grant entitlement to any distribution, including any interim dividend and distribution of reserves and premiums, made as from the Effective Date,

	(iii)	these new shares will all be negotiable as soon as the merger takes effect in accordance with Article L.228-10 of the French Commercial Code.

7.

acknowledges and resolves, if necessary, that the nominal amount of the share issues resulting from this resolution will not reduce the total maximum in respect of the share capital increases that the Board of Directors is empowered to carry out pursuant to the eighteenth, nineteenth, twentieth, twenty-first, twenty-second, twenty-fourth, twenty-fifth and twenty-sixth resolutions set out above;

8.

grants full powers to the Chairman and Chief Executive Officer to record as of the Effective Date the allocation to the shareholders of SIFA of the shares created in consideration for the merger into the Company, and to carry out (with the possibility to sub-delegate) any formality required for their creation and their listing on the Eurolist of Euronext;

9.	and accordingly acknowledges that SIFA will be automatically dissolved without any liquidation being required as of the Effective Date.

Twenty-eighth resolution (Capital decrease not due to losses and merger premium) – Having reviewed the report of the Board of Directors and the report of the Statutory Auditors, the General Meeting, deliberating in accordance with the quorum and majority requirements for extraordinary general meetings, and as a result of the adoption of the foregoing resolution:

	(i)	records that the assets contributed by SIFA pursuant to the merger referred to in the foregoing resolution is composed of 7,215,373 shares of the Company that the latter does not intend to retain,

(ii)

resolves that these shares will be cancelled immediately after the Effective Date of the merger referred to in the foregoing resolution and, accordingly, that the share capital will be reduced by 22,367,656.30 euros corresponding to the par value of these shares, decreasing it from 312,751,569.30 euros to 290,383,913 euros; as the amount of the share capital and the number of shares composing such share capital, after final completion of the merger transaction referred to in the foregoing resolution and of the share capital reduction referred to in this resolution, are exactly the same as those that existed before completion of these transactions, no amendment will be made to Article 6 “Share capital” of the by-laws,

(iii)

resolves to offset against the Post Capital Increase Merger Premium (determined by the Board of Directors of the Company as described under paragraph V of the foregoing resolution) an amount corresponding to the difference between the final contribution value on the Effective Date and the par value of the 7,215,373 shares of the Company which shall be cancelled, i.e. 22,367,656.30 euros, thus reducing the merger premium to 0,

	(iv)	grants full powers to the Board of Directors in order to allocate the balance of the merger premium in accordance with the applicable regulations.

Twenty-ninth resolution (Powers to carry out the necessary formalities) – The General Meeting grants full powers to the bearer of a copy or an excerpt of the minutes of this meeting to carry out, everywhere they may be required, any legal formalities for the purposes of registration or for publication or otherwise, as required.

Special Report of the Statutory Auditors

REPORT OF THE STATUTORY AUDITORS ON THE REDUCTION OF SHARE CAPITAL BY CANCELLATION OF SHARES

Combined General Meeting of 10 November 2005 – 17th resolution

Shareholders,

As Statutory Auditors to Pernod Ricard and in carrying out the assignment provided by Article L.225-209, paragraph 7 of the Commercial Code in the event of a reduction in share capital by the cancellation of shares purchased, we have prepared this report to make you aware of our understanding of the causes and terms and conditions of the envisaged reduction in capital.

We have carried out our work in accordance with professional standards applicable in France. The standards require due diligence procedures to examine whether the causes and terms and conditions of the envisaged reduction in capital are correct.

This is within the framework of the purchase by your Company of up to 10% of its share capital, of its own shares, under the conditions provided by Article L.225-209, paragraph 7 of the Commercial Code. This authorisation to purchase is also submitted to your General Meeting for approval in the thirteenth resolution and will be given for a period of 18 months.

Your Board of Directors requests that you grant it, for a period of twenty four months, all powers to cancel shares thus purchased, of up to 10% of the share capital.

We have no observations to make on the causes and terms and conditions of the envisaged reduction in capital, it being noted that this cannot occur unless your Meeting approves beforehand the purchase, by your Company, of its own shares.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable

A. AND L. GENOT

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

REPORT OF THE STATUTORY AUDITORS ON THE ISSUE OF VARIOUS MARKETABLE SECURITIES GIVING ACCESS TO CAPITAL

Combined General Meeting of 10 November 2005 – 18th and 23rd resolutions

Shareholders,

As Statutory Auditors to Pernod Ricard and in carrying out the assignment provided by the Commercial Code and particularly Articles L.225-135, L.225-136 and L.228-92, we present you with our report on the proposed issue of shares and marketable securities, transactions which you are called on to approve.

Your Board of Directors proposes that you delegate it the power to decide on the issue of:

•	ordinary shares and marketable securities giving access to capital, with maintained pre-emption right to subscribe (eighteenth resolution);

•

ordinary shares and marketable securities giving access to capital, with elimination of the pre-emption right to subscribe, with the Board of  Directors having the right to establish a priority right for shareholders (nineteenth resolution);

•	capital securities and marketable securities giving access to capital, as consideration for transfers in kind to the Company (twenty first resolution);

•	capital securities and marketable securities giving access to capital, in the event of a takeover bid launched by your Company (twenty second resolution);

•	marketable securities representing debt securities giving the right to an allocation of debt securities (twenty third resolution).

The total nominal value of capital increases likely to be realised immediately or in time by virtue of these resolutions may not exceed the ceiling of two hundred million euros.

The total nominal amount of issues of marketable securities representing debt giving access to the share capital of the company likely to be made by virtue of these resolutions may not exceed the ceiling of 3 billion euros.

For each of the issues provided by the eighteenth and nineteenth resolutions, these ceilings do not take account of the additional number of capital securities that may be issued at the same price, within 30 days of the closing of the subscription period and limited to 15% of the initial issue subject to meeting the ceilings described above, if you adopt the twentieth resolution.

Your Board of Directors proposes, on the basis of its report, that you grant it, for a period of 26 months from the present meeting, within Article L.225-129-2 of the Commercial Code, the competence to decide on transactions carried out by virtue of the eighteenth, nineteenth, twenty first, twenty second and twenty third resolutions and sets the terms and conditions of the issue. Your Board of Directors proposes that, for the nineteenth resolution, you waive your pre-emption right to subscribe.

We have carried out our work in accordance with professional standards  applicable in France. These standards require due diligence procedures to verify the methods of determining the issue price of capital securities to be issued.

Subject to a subsequent review of the terms and conditions of the proposed issues, we have no observations on the methods of determining the issue price of capital securities to be issued given in the report on the Board of Directors in respect of the nineteenth resolution, it being noted that we are not commenting on the methods of determining the issue price of capital securities to be issued with the implementation of the eighteenth, twenty first and twenty second resolutions, that are not stated in the report of the Board of Directors.

As the issue price of capital securities to be issued has not been set, we do not express an opinion on the final conditions of issues to be made and, as a result, on the waiver of the pre-emption right to subscribe that is proposed in the nineteenth resolution, and whose principle however is part of the transaction submitted for your approval.

In addition, as part of the twenty third resolution, the features of the marketable securities giving a right to an allocation of debt securities, the methods of allocation of debt securities to which these marketable securities carry a right, as well as the dates when the allocation rights may be exercised have not been mentioned in the report of the Board of Directors, we do not comment on this information.

In accordance with Article 155-2 of the Decree of 23 March 1967, we will prepare an additional report at the time of realisation of issues by your Board of Directors.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable

A. AND L. GENOT

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

REPORT OF THE STATUTORY AUDITORS ON THE ALLOCATION OF FREE ORDINARY SHARES

Combined General Meeting of 10 November 2005 – 25th resolution

Shareholders,

As Statutory Auditors to Pernod Ricard, and in carrying out the assignment provided by Article L.225-197-1 of the Commercial Code, we have prepared the present report on the proposed allocation of shares that exist or will be issued free of charge to employees and/or Directors of Pernod Ricard or the companies or economic interests groups that are related to it within the meaning of Article L.225-197-2 of the Commercial Code.

The total number of ordinary shares allocated free of charge, whether they are existing shares or shares to be issued, may not represent more than 1% of the share capital of the Company at the close of the present Meeting.

Your Board of Directors proposes that you authorise it, for a period of 26 months from the present Meeting, to allocate free of charge shares that exist or are to be issued. The Board must prepare a report on this if it wishes to proceed. It is our role to inform you, where appropriate, of our observations on the information that you will be provided with in respect of the transaction envisaged.

In the absence of a professional standard applicable to this transaction, which arises from a legal provision of 30 December 2004, we have implemented the due diligence we considered necessary. This consisted of verifying that the method envisaged and given in the report of the Board of Directors are within the provisions of the law.

We have no observation on the information given in the report of the Board of Directors relating to the envisaged allocation of shares that exist or are to be issued free of charge to certain employees and Directors.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable

A. AND L. GENOT

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

REPORT OF THE STATUTORY AUDITORS ON THE INCREASES IN SHARE CAPITAL RESERVED TO MEMBERS OF A BUSINESS SAVINGS PLAN

Combined General Meeting of 10 November 2005 – 26th resolution

Shareholders,

As Statutory Auditors to Pernod Ricard and in carrying out the assignment provided by Articles L.225-135 and subsequent of the Commercial Code, we present you with our report on the proposed increase in share capital reserved to members of a business savings plan, a transaction which you are called on to approve.

This increase in capital is submitted for your approval in accordance with Articles L.225-129-6 of the Commercial Code and L.443-5 of the Labour Code.

Your Board of Directors proposes that you grant it the power to:

•	issue shares or other marketable securities giving access to the share capital of the company,

•

allocate free of charge shares or other marketable securities giving access to the share capital of the company, with the overall benefit arising from such allocation not to exceed the limits set by Articles L.443-5 and L.443-7 of the Labour Code.

The total number of shares likely to be issued immediately or in time, on one or more occasions, by virtue of the present resolution, may not exceed 2% of the share capital of the company at the close of the present meeting.

Your Board of Directors proposes, on the basis of its report, that you grant it, for a period of 26 months from the present meeting, within Article L.225-129-2 of the Commercial Code, the competence to decide on the transaction and set the terms and conditions of the issue and proposes that you waive your pre-emption right to subscribe.

We have carried out our work in accordance with professional standards applicable in France. These standards require due diligence procedures to verify the methods of determining the issue price of capital securities to be issued.

Subject to a subsequent review of the terms and conditions of the proposed capital increase, we have no observation on the methods of determining the issue price given in the report of the Board of Directors.

As the issue price has not been set, we do not express an opinion on the final conditions of the capital increase and, as a result, on the proposed waiver of the pre-emption right to subscribe that it made to you and whose principle however is part of the transaction submitted for your approval.

Pursuant to Article 155-2 of the Decree of 23 March 1967, we will prepare an additional report at the time of a capital increase by your Board of Directors.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable

A. AND L. GENOT

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

REPORT OF THE STATUTORY AUDITORS ON THE REDUCTION IN SHARE CAPITAL NOT MOTIVATED BY LOSSES AND MERGER PREMIUM

Combined General Meeting of 10 November 2005 – 28th resolution

Shareholders,

As Statutory Auditors to Pernod Ricard and in carrying out the assignment provided by Article L.225-204 of the Commercial Code, we have prepared the present report to make you aware of our understanding of the causes and terms and conditions of the reduction in capital envisaged.

We have analysed the reduction in capital by carrying out due diligence we considered necessary in accordance with professional standards applicable in France.

Your Meeting notes that, among the assets transferred by SIFA in respect of the merger covered by the twenty seventh resolution, there are 7,215,373 shares in Pernod Ricard that will not be retained. As a result, in accordance with Article L.225-213, paragraph 2 of the Commercial Code, your Meeting decides to cancel these shares by reducing the share capital by €22,367,656.30 corresponding to the nominal value of these shares, to bring it from €312,751,569.30 to €290,383,913.00.

We have no observation on the causes and terms and conditions of this transaction which is not of a nature to undermine the equality of shareholders and which will reduce the share capital of your company from €312,751,569.30 to €290,383,913.00.

Neuilly-sur-Seine and Paris, 22 September 2005

Statutory Auditors

Société d’expertise comptable

A. AND L. GENOT

DELOITTE & ASSOCIÉS		MAZARS & GUÉRARD	MEMBER OF KPMG INTERNATIONAL

Alain Pons	Alain Penanguer	Frédéric Allilaire	Jean-Claude Reydel

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Information on the reference document

contents

264	Person responsible for the reference document

NAME OF THE PERSON RESPONSIBLE FOR THE PRESENT DOCUMENT

CERTIFICATION OF THE PERSON RESPONSIBLE

FOR THE REFERENCE DOCUMENT

PERSONS RESPONSIBLE FOR THE INFORMATION

265	Index

266	Reconciliation table

Person responsible for the reference document

NAME OF THE PERSON RESPONSIBLE FOR THE PRESENT DOCUMENT

Responsibility for the present document is assumed by Mr. Patrick Ricard, Chairman – Chief Executive Officer of Pernod Ricard SA (“Pernod Ricard” or the “Company”), société anonyme with a share capital of €290,383,913.00 and with a registered office located at 12, place des États-Unis, 75116 Paris. The Company is registered in the Paris Commercial and Companies’ Register under the number RCS 582 041 943.

CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

To my knowledge, the information presented in this reference document fairly reflects the current situation and includes all information necessary for investors’ understanding of the assets, activities, financial condition, results and future prospects of Pernod Ricard. No material aspects of such information have been omitted.

Besides, the Company obtained from its statutory auditors an engagement completion letter in which they declared having checked the information relating to the financial position and accounting presented or included by reference in the present reference document and having read the entire reference document. This was done in conformity with doctrine and French professional norms.

Patrick Ricard
Chairman – Chief Executive Officer

Parent Company Financial statements and Consolidated Financial statements for the fiscal year ended on 31 December 2002, finalised by the Board of Directors, have been certified without reservation or remark by the Company Statutory Auditors.

Parent Company Financial statements and Consolidated Financial statements for the fiscal year ended on 31 December 2003, finalised by the Board of Directors, have been certified without reservation or remark by the Company Statutory Auditors. Concerning the Parent Company Financial statements, their report highlights Note 1.1 which presents the changes in accounting methods relating to recognition of retirement benefits and similar commitments. Concerning the Consolidated Financial statements, their report highlights Note 1.3 which presents the changes in the accounting method relating to the recognition of retirement benefits and similar commitments, the presentation of OCEANE bonds and the diluted earnings per share calculation method.

Parent Company Financial statements and Consolidated Financial statements for the fiscal year ended on 30 June 2005, finalized by the Board of Directors, have been certified without reservation or remark by the Statutory Auditors of the Company. Concerning the Parent Company Financial statements, their report highlights Note 1.2 concerning the change of year-end date. In their report on the pro forma information, the Statutory Auditors highlight the reservations mentioned on page 208 of the present document.

PERSONS RESPONSIBLE FOR THE INFORMATION

Francisco de la Vega
Vice-president Communication
Tel: (33)1 41 00 40 96

Patrick de Borredon
Director of Investor Relations
Tel: (33)1 41 00 41 71

12, place des États-Unis
75783 Paris Cedex 16

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

Index

A
absenteeism	67
audit committee	48; 115

B
background	4
benefits in kind (executive Officers)	122
board of directors	48; 106
brands	15
business purpose	94

C
charitable contributions	60
competition	134
consolidated balance sheet	172
consolidated cash flow statement	175
consolidated companies	204
consolidated income statement	166
consolidated net sales by business segment	168
consolidated net sales by geographic region	169
consolidation principles	177
consolidation scope	177; 181; 204
corporate agreements	71
crossing of thresholds	100; 101

D
directors	106
directors’ fees	120
disabled	70
disposals	134
dividends	232

E
energy consumption	85; 88
environment	82
executive committee	128
executive Officers remuneration	120

F
financial risks	135

G
general Meetings	95
guarantees and pledges	191

H
health and safety	67
history	4
human relations	56

I
independent directors	107; 111
industrial and environmental risks	146
insurance	146
internal audit	125
internal control	128
intra-group cash-flows investment policy	84

L
labour agreements	60; 124
legal risks	135
litigation	136

M
management committee	106
markets	134

O
OCEANE	99; 103; 196; 219
off-balance sheet commitments	188; 194

P
parent company balance sheet	214
parent company cash flow statement	216
parent company income statement	212
parent company subsidiaries relationships	218
Pernod Ricard shares	102
persons responsible for information	264
pledges	191
production volumes	83
profit sharing plan	124

R
raw materials	85; 88
registered office	94
regulated agreements	235
remuneration and appointment committee	48; 116
research and development	72
risks coverage	146

S
safety (and health)	67
salaries	60
senior management share buyback programme	101
share capital	96; 100
shareholders	101
shareholders’ diary	55
statutory auditors	119
stock market price	52
stock option	118
strategy committee	48; 115
supplementary retirement plan for senior executives (executive management)	122

T
training	58
treasury shares	101

V
voting rights	95; 100

W
water consumption	85; 89
workforce	62
workweek	66

Reconciliation table

in accordance with Note 1 from CE 809/2004 policy

INFORMATION	PAGES

1. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT
1.1 Name of the person responsible for the reference document	264
1.2 Certification of the person responsible for the reference	264

2. STATUTORY AUDITORS
2.1 Statutory Auditors for the historical financial statements	119

3. SELECTED FINANCIAL INFORMATION
3.1 Consolidated financial statements and Notes	165-206
Parent Company financial statements and Notes	211-233
3.2 Pro forma financial information	166-171; 175 and 196-203

4. RISK MANAGEMENT
Market risks (liquidity, interest rate, exchange rate, share portfolio)	135
Specific risks in connection with the activity (dependence on suppliers, subcontractors, contracts, production processes...)	75; 137-145
Legal risks (particular regulations, concessions, patents, licences, significant litigation, exceptional events...)	135-137
Industrial and environmental risks	146

5. GENERAL INFORMATION
5.1 History	4-5; 10-11; 94-95
5.2 Investments	84

6.OVERVIEW OF BUSINESS
6.1 Main activities	15-21; 168
6.2 Main markets	23-30; 134 and 169-170
6.3 Exceptional events	33-38; 166-171; 175 and 196-203
6.4 Dependence towards patents, licences, industrial contracts	185
6.5 Market and competition	134

7. ORGANISATION CHART
7.1 Group description	127; 218
7.2 Main affiliates	204-206; 218; 230

8. TANGIBLE FIXED ASSETS
8.1 Existing or planned material tangible assets	83-84; 185
8.2 Environment	82-89

9. FINANCIAL POSITION AND OPERATING PROFIT ANALYSIS
9.1 Financial position	172-173
9.2 Operating profit analysis	166-171

10. CASH AND CAPITAL
10.1 General information on the capital	96-100
10.2 Cash flow statement	175; 193
10.3 Information on borrowing conditions and on the financing structure	179; 189-192
10.4 Limitation in the use of capital	98
10.5 OCEANE bonds	99; 103; 196; 218-219

11. RESEARCH AND DEVELOPMENT, PATENT AND LICENSES	72-74

12. INFORMATION ON TRENDS
12.1 Recent evolution	1-3; 6-11; 33-38; 243; 256-257
12.2 Outlook	1-3; 6-9

General information on the Company and its share capital – Corporate Governance – Report of the Chairman on internal control procedures – Management Report – Consolidated Financial Statements – Parent Company Financial Statements – Presentation and text of the resolutions proposed to the Annual General Meeting – Information on the reference document

INFORMATION	PAGES

13. PROFIT FORECAST OR ESTIMATE	N/A

14. BOARD OF DIRECTORS AND SENIOR MANAGEMENT
14.1 Members of the Board of Directors and Senior Management	47-51
14.2 Absence of potential conflict of interest	114

15. ADVANTAGES AND REMUNERATION
15.1 Directors remuneration	120-122; 196
15.2 Stock subscription plans and other employees’ profit sharing plan	122-124

16. DUTIES OF THE BOARD OF DIRECTORS
16.1 Composition of the Board of Directors	106-107; 111-114
16.2 Service contracts	114
16.3 Audit Committee	115-116
Remuneration and Appointments Committee	116-118
16.4 Role and function of the Board of Directors	115
16.5 Report of the Chairman on internal control procedures	126-129
16.6 Statutory Auditors Report on the Chairman’s report	130

17. EMPLOYEES
17.1 Human Resources	62-69
17.2 Table of options to subscribe or purchase shares	102; 122-123
17.3 Employees’ profit sharing plans	60-61; 124

18. MAIN SHAREHOLDERS
18.1 Information regarding the breakdown of share capital and voting rights	100
18.2 Other voting rights	95; 101

19. REGULATED AGREEMENTS	123

20. FINANCIAL INFORMATION CONCERNING ASSETS, FINANCIAL POSITION AND COMPANY OPERATING PROFIT
20.1 Historical financial information	268
20.2 Pro forma financial information	166-171; 175 and 196-203
20.3 Financial statements	165-206; 211-233
20.4 Financial information control	207-209; 234; 268
20.5 Date of the last financial information	268
20.6 Intermediary and other financial information	N/A
20.7 Dividend distribution policy	6-7; 232
20.8 Legal and arbitration procedures	135-137

21. OTHER INFORMATION
21.1 General information on the share capital	96-103
21.2 General information on the Company	94-95

22. MATERIAL CONTRACTS	137-145

23. INFORMATION COMING FROM THIRD PARTIES, EXPERT DECLARATIONS AND INTEREST DECLARATIONS	N/A

24. INFORMATION AVAIBLE TO THE PUBLIC	54-55; 268

25. INFORMATION RELATING TO SUBSIDIARIES	230

[LOGO OF AMF]

The present reference document was filed with the Autorité des marchés Financiers on 10 October 2005, in accordance with Article 212-13 of its general Regulations. It can be used for financial operations if supported by a prospectus that is issued a visa by the Autorité des marchés Financiers.

Management report, consolidated Group financial statements and Statutory Auditors’ reports for the years ended 31 December 2003 and 2002.

The following information is included by reference in the present reference document:

•

Group management report, Group consolidated financial statements and Statutory Auditors’ report on the consolidated financial statements for the year ended 31 December 2003 as presented on pages 47 to 67 and 75 to 111 of the reference document filed with the Autorité des marchés Financiers (French financial markets authority) on 29 April 2004 under number D.04-0616;

•

Group management report, Group consolidated financial statements and Statutory Auditors’ report on the consolidated financial statements for the year ended 31 December 2002 as presented on pages 55 to 96 of the reference document filed with the Commission des Opérations de Bourse (French financial markets authority) on 24 April 2003 under number D.03-0530.

The information included in these two reference documents, other than that listed above, if necessary, is replaced and/or updated as relevant by the information included in the present reference document.

Copies of the present document are available on request from Pernod Ricard – 12, place des États-Unis, 75116 Paris – France

[LOGO OF PERNOD RICARD]

Société Anonyme with a share capital of €290,383,913
Registered office: 12, place des États-Unis – 75116 Paris – Tel: 33 (0)1 41 00 41 00 – Fax: 33 (0)1 41 00 41 41
RCS Paris B 582 041 943

Photographs: Studio photo Pernod Ricard (Daniel Dewalle, Marc-André Desanges), Getty Images, Gilbert Benesty

[GRAPHIC APPEARS HERE]

a Bhawani Katoch

Born on 30 May 1956 in India, Bhawani Katoch is a graduate of the Gt. College of Arts of India and Beaux-Arts of Paris, where he specialised in lithography. His works have been exhibited in numerous countries, notably in France. Abstract or figurative, his canvases reflect a definitive theme, that of the celebration of the universe.

b Arthur Yang

Born in China in 1959 with Russian nationality, Arthur grew up in Yerevan, Armenia. A graduate of the Abramtsevo Applied Arts College of Moscow, he has participated in numerous personal and group exhibitions in Russia, France, Germany and the Netherlands. He initiated, in 1998, with other artists, a new type of pictorial expression, known as “jam painting”, where many artists improvise and express themselves on one canvas through painting.

[GRAPHIC APPEARS HERE]

c Kinkas Caetano

Born in Joatuba, Brazil, Kinkas Caetano mixes in his works the warm colours of his native Brazil with graphics seemingly based on the automatism of acts of the unconscious, plunging us into a magical universe where our childhood memories and sensations of forgotten worlds emerge.

d Thierry Diers

Born on 20 August 1954, in Dunkerque, in French Flanders, land of confluence where the sky, land and sea meet, Thierry Diers lives and creates in Paris. A graduate of the Institute St Luc of Tournai, his roots have naturally led to painting and the conception of spaces, a modern identity recorded in history.

[LOGO OF PERNOD RICARD]

[GRAPHIC APPEARS HERE]

An exceptional year, a unique work

2004-2005 was an exceptional year, marked by the Group’s 30 years in existence and the acquisition of Allied Domecq. In honour of this occasion, Pernod Ricard conceived a unique artistic and human challenge: to ask four artists from diverse backgrounds to create together a work reflecting the Group’s business and its values. Kinkas Caetano (Brazil), Thierry Diers (France), Bhawani Katoch (India) and Arthur Yang (Russia) have lent their talent to the realisation of this joint work where their influences and personalities intermingle. Resolutely modern, this composition displays the Group and its products, people and values, in a free swirl of colours and forms. This original experience, unique in its genre, illustrates at the same time the conviviality, sharing of cultures and respect of others, values that are deeply cherished at Pernod Ricard.

[GRAPHIC APPEARS HERE]